Form 10-K, Exhibit 13
period 1998-05-31
HANOVER FOODS CORP /PA/
filed 1998-08-31
CIK 853733

                                   EXHIBIT 13

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

Incorporated by reference from the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operation in the Company's Annual Report to Shareholders for the year ended May 31, 1998.

FORWARD LOOKING STATEMENTS

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to quarterly fluctuations in operating results, competition, state and federal regulation, environmental considerations, foreign operations and risks associated with the Year 2000 Issue. Such factors, which are discussed in the Annual Report, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Company wishes to caution readers not to place undue reliance on any such forward- looking statements, which speak only as of the date made.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated processor of vegetable products in one industry segment. The Company, through its direct and indirect subsidiaries, is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks as well as other branded, customer and private labels. The Company has operations in five plants in Pennsylvania, one plant in Delaware, one plant in New Jersey and two plants in Guatemala.

YEAR ENDED MAY 31, 1998 RESULTS OF OPERATIONS COMPARED TO YEAR ENDED JUNE 1,
1997

The results of operations for fiscal 1998 were impacted by lower operating expenses, lower interest expense and lower outside legal costs.

The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. The Company believes that the cost of such purchases and sales are competitive with alternate sources of supply and markets. See Note 6 to the Consolidated Financial Statements.

Effective April 1, 1996, the Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The Company's past fiscal years ended at the close of operations on the Sunday nearest to March 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended May 31, 1998 to the year ended June 1, 1997, the fiscal year ended June 1, 1997 to the proforma year ended June 2, 1996 and the nine weeks ended June 2, 1996 to the nine weeks ended June 4, 1995.

OVERVIEW OF FISCAL 1998 RESULTS

NET SALES
Consolidated net sales were $260.6 million for fiscal 1998 compared to $259.4 million for fiscal 1997, an increase of $1.2 million, or 0.5%. The increase in consolidated net sales was comprised of the following volume and sales price components:


                             YEAR ENDED MAY 31, 1998
                               INCREASE (DECREASE)

                                    VOLUME             SALES PRICE           COMBINED
                                    ------             -----------           --------
FROZEN SALES                        (2.1)%                (0.2)%              (2.3)%
CANNED SALES                          2.1%                (0.7)%                1.4%
PREPARED FOODS                        1.7%                (0.3)%                1.4%
                                    ------                ------              ------
                                      1.7%                (1.2)%                0.5%


The decreased volume in frozen sales was principally due to lower sales levels in retail branded products due to competition from national and regional branded companies. This decrease in volume was partially offset by increases in food service product sales.

Canned sales also showed an increase in fiscal 1998 due to increased volume in government bid business. This increase in volume was partially offset by the decrease in retail branded products.

Prepared foods showed an increase in sales due to the acquisition of SunnySide Foods in January 1998 which accounted for 97% of the increase.

COST OF GOODS SOLD

Consolidated cost of goods sold represented 74.2% of consolidated net sales for fiscal 1998 compared to 75.2% for fiscal 1997. The consolidated cost of sales decreased $1.7 million to $193.4 million in fiscal 1998 as compared to $195.1 million in fiscal 1997 which was due to lower operating costs, principally related to raw material, overhead and packaging.

SELLING EXPENSES

Consolidated selling expenses represented 14.8% of consolidated net sales for fiscal 1998 and 14.4% for fiscal 1997. Promotion expense increased $1.5 million to $28.3 million for fiscal 1998 as compared to $26.8 million for fiscal 1997, as the Company spent additional promotion dollars to maintain market share in both the mid-Atlantic and southern region for its branded business.

In addition to promotion expense, the Company spent approximately $659,000 on advertising, including $228,000 relating to redeemed coupons, for fiscal 1998, compared to $2.2 million in advertising, including $1.7 million for redeemed coupons, for fiscal 1997.

Management intends to continue to direct promotional dollars to gain additional market share and increased distribution of its brand. Management is constantly reviewing the effectiveness of its retail promotional program in an effort to increase profitable sales.

ADMINISTRATIVE EXPENSES

Consolidated administrative expenses were $12.3 million in fiscal 1998, or 4.7% of consolidated net sales, as compared to, $12.2 million, or 4.7% of consolidated net sales in 1997. The increase in consolidated administrative expenses was the result of increased pension plan expense partially offset by decreases in outside legal services. Included in administrative expenses for fiscal 1998 were $296,000 million in legal fees paid in connection with the litigation described under "Legal Matters" in Note 9 to the Consolidated Financial Statements.

INTEREST EXPENSE

Consolidated interest expense for fiscal 1998 decreased $646,000 to $3,020,000 in fiscal 1998 compared to $3,666,000 in fiscal 1997. The decrease resulted from average seasonal borrowing being lower for an extended period of time to fund lower inventory levels during the pack season. The maximum amount of seasonal borrowing was approximately $28.0 million as compared to the maximum of $35.0 million in fiscal 1997. In addition, approximately $1.8 million in senior unsecured term debt that carried higher interest rates was repaid in fiscal 1998 which contributed to the reduction of the Corporation's interest expense for fiscal 1998.

OTHER INCOME (EXPENSE)

Consolidated other income increased $634,000 to $545,000 for fiscal 1998 as compared to expense of $89,000 for fiscal 1997. Foreign exchange and translation adjustment gains during fiscal 1998 accounted for 24% of this additional income. Gain on the sale of securities during fiscal 1998 accounted for 36% of the additional income. Reduced value added tax accounted for 14% of the change.

INCOME TAXES

The provision for corporate federal and state income taxes for fiscal 1998 was $5.4 million, or 38.9% of pretax earnings, as compared to a provision of $4.3 million, or 39.0% of pretax earnings for fiscal 1997.

NET EARNINGS

Consolidated net earnings for fiscal 1998 were $8.4 million, or 3.2% of consolidated net sales as compared to $6.7 million, or 2.6% of consolidated net sales, for fiscal 1997. Lower operating expenses, interest expenses and decreased outside legal fees were the contributing factors to the increased net earnings.

YEAR ENDED JUNE 1, 1997 RESULTS OF OPERATIONS COMPARED TO YEAR ENDED JUNE 2,
1996

NET SALES

Consolidated net sales were $259.4 million for fiscal 1997 compared to $260.7 million for the proforma year ended June 2, 1996, a decrease of $1.3 million or 0.5%. The 0.5% decrease in consolidated net sales was comprised of the following volume and sales price components:

                             YEAR ENDED JUNE 1, 1997
                               INCREASE (DECREASE)

                          VOLUME                  SALES PRICE               COMBINED
                          ------                  -----------               --------
FROZEN SALES              (5.9)%                      4.2%                   (1.7)%
CANNED SALES              (2.1)%                      2.7%                     0.6%
PREPARED FOODS              0.8%                    (0.2)%                     0.6%
                          ------                    ------                   ------
                          (7.2)%                      6.7%                   (0.5)%

The decreased volume in frozen sales was principally due to lower sales level in food service products due to management's decision to improve profit margins by increasing unit sales prices. The decrease in volume was partially offset by the increase in unit sales price. Canned sales also showed a slight decrease in fiscal 1997 due to decreased volume in bid business. The decrease in volume was offset by the increase in unit sales price, which increase in sales price was planned by management to improve profit margins. Prepared foods showed a slight increase.

COST OF GOODS SOLD

Consolidated cost of goods sold represented 75.2% of consolidated net sales for fiscal 1997 compared to 81.8% for fiscal 1996. The consolidated cost of sales decreased $18.1 million from fiscal 1996 to fiscal 1997 of which 68% was due to decreased volume and 32% was due to lower operating costs and lower outside storage costs.

SELLING EXPENSES

Consolidated selling represented 14.4% of consolidated net sales for fiscal 1997 and 12.8% for fiscal 1996. Promotion expense for fiscal 1997 was $26.8 million as compared to $20.9 million for fiscal 1996. The Company spent additional promotion dollars to gain additional market share in both the mid-Atlantic and southern region for its branded business. In addition to promotion expense, the Company spent approximately $2.2 million on advertising, including $1.7 million relating to redeemed coupons, for fiscal 1997, compared to $3.6 million in advertising, including $2.4 million for redeemed coupons, for fiscal 1996.

ADMINISTRATIVE EXPENSES

Consolidated administrative expenses were $12.2 million in fiscal 1997, or 4.7% of consolidated net sales versus $9.3 million, or 3.5% of consolidated net sales in 1996. The increase in consolidated administrative expenses as a percent of net sales was the result of bonuses and outside legal and financial services. Included in administrative expenses for fiscal 1997 were $1.2 million in legal fees paid in connection with the litigation described under "Legal Matters" in
Note 9 to the Consolidated Financial Statements.

INTEREST EXPENSE

Consolidated interest expense for fiscal 1997 was $985,000 lower than fiscal 1996. Average seasonal borrowing was lower for an extended period of time to fund lower inventory levels during the pack season and to carry reduced canned and frozen inventory levels. The maximum amount of seasonal borrowing was approximately $35.0 million as compared to the maximum of $45.9 million in fiscal 1996. In addition, approximately $1.8 million in senior unsecured term debt that carried higher interest rates was repaid in fiscal 1997 which contributed to the reduction of the Company's interest expense for fiscal 1997.

OTHER EXPENSE

Consolidated other expenses increased $605,000 for fiscal 1997 as compared to fiscal 1996. Additional value added tax and foreign exchange and translation adjustment losses during fiscal 1997 accounted for 41% of this additional expense. Interest income was reduced during fiscal 1997 which accounted for 25% of the additional changes.

INCOME TAXES

The provision for corporate federal and state income taxes for fiscal 1997 was $4.3 million or 39% of pretax earnings as compared to a provision of $219,000 or 35% of pretax earnings for fiscal 1996. The higher effective rate was due primarily to proportionately higher domestic pretax income versus non-taxable foreign earnings in fiscal 1997 compared to 1996.

NET EARNINGS

Consolidated net earnings for fiscal 1997 were $6.7 million, or 2.6% of consolidated net sales. This compared to $413,000, or 0.2% of consolidated net sales for fiscal 1996. Lower operating expenses, interest expenses and increased unit sales prices were the contributing factors to the increased net earnings.

NINE WEEKS ENDED JUNE 2, 1996 RESULTS OF OPERATIONS COMPARED TO NINE WEEKS ENDED JUNE 4, 1995

NET SALES

Consolidated net sales were $34.6 million for the nine week period ended June 2, 1996. This represents a decrease of 6.0% over the nine week period ended June 4, 1995 consolidated net sales of $36.8 million. The decrease of $2.2 million was primarily due to decreased canned and frozen retail sales offset by increases in private label sales and was consistent with the Company's business plan.

COST OF GOODS SOLD

Cost of goods sold were $28.8 million, or 83.3% of consolidated net sales in the nine week period ended June 2, 1996 and $29.1 million, or 79.1%, of consolidated net sales for the corresponding period in 1995. The increase in cost of goods sold as a percentage of net sales resulted primarily from a decrease in the average selling prices per case of product in the nine week period ended June 2, 1996 compared to the same period in 1995 due to continued intense competition in retail sales.

SELLING EXPENSES

Selling expenses were $5.5 million or 15.8% of consolidated net sales for the nine week period ended June 2, 1996 as compared to $7.1 million, or 19.3% of consolidated net sales during the corresponding period in 1995. The decrease in selling expenses as a percentage of net sales reflects the lower expenses related to promotional programs, advertising and customer allowances in the nine week period ended June 2, 1996 compared to 1995.

ADMINISTRATIVE EXPENSES

Administrative expenses as a percentage of consolidated net sales were 4.1% for the nine week period ended June 2, 1996 compared to 5.1% for the corresponding period of 1995. This decrease was attributed to reductions in personnel related costs.


INTEREST EXPENSE

Interest expense was $596,000 for the nine week period ended June 2, 1996 as compared to $584,000 for the same period in 1995. The increase in interest was primarily due to higher average borrowings during the 1996 period as compared to the prior period.

LIQUIDITY AND CAPITAL RESOURCES

The discussion and analysis of the Company's liquidity and capital resources should be read in conjunction with the Consolidated Statements of Cash Flows, contained elsewhere herein.

Net working capital was $16.8 million at May 31, 1998 and $17.1 million at June 1, 1997. The current ratios were 1.31 and 1.32 on May 31, 1998 and June 1, 1997, respectively.

Net cash provided by operations for the fiscal year ended May 31, 1998 was $22.7 million, compared to $12.3 million for the fiscal year ended June 1, 1997. Sources of net cash provided by operations consisted principally of net earnings of $8.4 million, net of non-cash depreciation and amoritization expense of $5.9 million, decreased inventory of $2.8 million, increased accounts payable and accrued expenses of $2.5 million, increased income taxes payable and other liabilities of $1.5 million, and decreased accounts receivable of $1.9 million.

Net cash provided by operations for the fiscal year ended June 1, 1997 was $12.3 million, compared to $4.8 million for the proforma year ended June 2, 1996. Sources of funds totaled $19.1 million consisting of net earnings of $6.7 million, decreased inventory of $5.6 million, decreased prepaid items of $300,000, decreased deferred income taxes of $200,000, an increase in tax and other liabilities of $700,000 and depreciation and amortization of $5.6 million. The funds generated from these sources were applied towards the increase in accounts receivable of $6.6 million and the reduction in accounts payable and accrued expenses of $200,000.

Net cash used by investing activities for the fiscal year ended May 31, 1998 was $14.0 million as compared to $6.5 million for the fiscal year ended June 1, 1997. The principal use of funds was the upgrade and acquisition of property, plant, equipment and the purchase of businesses. During the period ended May 31, 1998, $8.1 million was spent on development and modernization of equipment as compared to $6.6 million in the fiscal year ended June 1, 1997. During the period ended May 31, 1998, $ 5.6 million was spent for the acquisition of other businesses. These projects were funded by internally generated funds. The Company also uses operating leases to meet other equipment needs. The lease expense for the fiscal year ended May 31, 1998 was $3.3 million, down $0.3 million from the fiscal year ended June 1, 1997.

Net cash used by investing activities for the fiscal year ended June 1, 1997 was $6.5 million as compared to $4.8 million for the fiscal year ended June 2, 1996. The principal use of funds was the upgrade and acquisition of property, plant and equipment. During the period ended June 1, 1997, $6.6 million was spent on development and modernization of equipment as compared to $4.7 million in the fiscal year ended June 2, 1996. These projects were funded by internally generated funds. The Company also uses operating leases to meet other equipment needs. The lease expense for fiscal year ended June 1, 1997 was $3.6 million, down $0.4 million from the fiscal year ended June 2, 1996.

Net cash used for financing activities was $9.6 million for the fiscal year ended May 31, 1998, compared to cash used for financing activities of $3.6 million for the fiscal year ended June 1, 1997. Seasonal borrowing amounting to $144.3 million was used throughout the fiscal year to fund operational needs. Seasonal borrowing, plus the cash overdraft, decreased by $4.2 million at May 31, 1998 compared to June 1, 1997. Payments on long-term debt were $5.2 million. Management continues to monitor and evaluate the most cost effective means to finance its operations. The weighted average cost of seasonal borrowings was 6.1% for the fiscal year ended May 31, 1998 compared to 6.1% for the fiscal year ended June 1, 1997.

Net cash used for financing activities was $3.6 million for the fiscal year ended June 1, 1997 compared to cash provided by financing activities of $154,000 for the fiscal year ended June 2, 1996. Seasonal borrowing amounting to $220.7 million was used throughout the fiscal year to fund operational needs. Seasonal borrowing, plus the cash overdraft, did not increase during the fiscal year, while term debt and other obligations had been reduced by $2.7 million. The weighted average cost of seasonal borrowings was 6.1% for the fiscal year ended May 31, 1998 compared to 6.1% for the fiscal year ended June 1, 1997.

At May 31, 1998 the Company has commitments from financial institutions to provide seasonal lines of credit in the amount of $90 million. Additional borrowing is permitted within prescribed parameters in existing debt agreements which contain certain performance covenants. At May 31, 1998 the Company was in compliance with all the provisions of its debt agreements.

The Company paid dividends of $828,000 during fiscal 1998 compared to $824,000 in fiscal 1997. In addition, the Company repurchased 2,247 shares of Class A Common Stock at a cost of $106,000 during the year ended May 31, 1998.

The Company believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

IMPACT OF EVENTS AND COMMITMENTS OF FUTURE OPERATIONS

COMPETITION IN THE MARKETPLACE

The Company faced stiff competition from national and regional branded companies during the entire fiscal 1998 in all of its market areas and management anticipates this competitive environment to continue throughout fiscal year 1999.


NEW ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements establish standards for reporting and display of comprehensive income and its components and for reporting information about business segments and products in financial statements and are effective for years beginning after December 15, 1997.

In January 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement establishes new disclosure requirements relating to pension and other postretirement benefits and is effective for fiscal years beginning after December 15, 1997.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes new accounting and reporting standards for derivative instruments and for hedging activities and is effective for fiscal years beginning after June 15, 1999.

Adoption of the aforestated standards is not expected to have a material effect on the Company's financial statements.

YEAR 2000

Many existing computer programs, including those utilized by the Company, use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, any computer applications could fail or create erroneous results by or at the Year 2000 (the "Year 2000 Issue"). The Company has retained an outside consultant to manage the Company's efforts to bring its computer system into Year 2000 compliance. The Company has contacted its customers, key suppliers and its equipment manufacturers in an attempt to ensure third party compliance. The Company has estimated the costs associated with addressing the Year 2000 Issue to be approximately $350,000 and anticipates that such costs will not materially affect the Company's future financial results.

IMPACT OF INFLATION AND CHANGING PRICES

The changes in cost and prices within the Company's business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated by reference from the Company's financial statements, the notes thereto, and the independent auditors report included in the Company's Annual Report to Shareholders for the year ended May 31, 1998.

INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Hanover Foods Corporation:


We have audited the accompanying consolidated balance sheets of Hanover Foods Corporation and subsidiaries as of May 31, 1998 and June 1, 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years ended May 31, 1998 and June 1, 1997, the nine-week period ended June 2, 1996, and the year ended March 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of May 31, 1998 and June 1, 1997 and the results of their operations and their cash flows for the years ended May 31, 1998 and June 1, 1997, the nine-week period ended June 2, 1996, and the year ended March 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Harrisburg, Pennsylvania
July 10, 1998

                            HANOVER FOODS CORPORATION
                       CONSOLIDATED STATEMENTS OF EARNINGS

Fiscal years ended May 31, 1998, June 1, 1997, March 31, 1996, and the nine weeks ended June 2, 1996


                                                                                                                      (Unaudited)
                                                                                   Nine weeks                           Pro forma
                                             Year ended         Year ended              ended       Year ended         year ended
                                                May 31,            June 1,            June 2,        March 31,            June 2,
                                                   1998               1997               1996             1996               1996
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                  $260,621,000        259,439,000         34,569,000      262,920,000        260,694,000
Cost of goods sold                          193,357,000        195,086,000         28,805,000      213,515,000        213,234,000
----------------------------------------------------------------------------------------------------------------------------------

Gross profit                                 67,264,000         64,353,000          5,764,000       49,405,000         47,460,000

Selling expenses                             38,656,000         37,453,000          5,465,000       35,067,000         33,443,000
Administrative expenses                      12,329,000         12,158,000          1,433,000        9,706,000          9,250,000
----------------------------------------------------------------------------------------------------------------------------------

Operating profit (loss)                      16,279,000         14,742,000         (1,134,000)       4,632,000          4,767,000

Interest expense                              3,020,000          3,666,000            596,000        4,639,000          4,651,000
Other (income) expenses - net                  (545,000)            89,000            (66,000)        (640,000)          (516,000)
----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes          13,804,000         10,987,000         (1,664,000)         633,000            632,000
Income taxes                                  5,367,000          4,281,000           (533,000)         213,000            219,000
----------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                           8,437,000          6,706,000         (1,131,000)         420,000            413,000
Dividends on preferred stock                     37,000             31,000              8,000           31,000             39,000
----------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss) applicable to
     common stock                          $  8,400,000          6,675,000         (1,139,000)         389,000            374,000
==================================================================================================================================

Basic earnings (loss) per
     common share                          $      11.69               9.26              (1.58)            0.53               0.51
==================================================================================================================================

Diluted earnings (loss) per
     common share                          $      11.62               9.22              (1.58)            0.53               0.51
==================================================================================================================================

See accompanying notes to consolidated financial statements.

                            HANOVER FOODS CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                          May 31, 1998 and June 1, 1997


                                                                       May 31,                   June 1,
ASSETS                                                                    1998                      1997
---------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                    $  2,337,000                 3,312,000
     Accounts and notes receivable - net                            23,429,000                22,954,000
     Accounts receivable from related parties - net                    389,000                   890,000
     Inventories:
        Finished goods                                              31,185,000                27,446,000
        Raw materials and supplies                                  11,777,000                13,978,000
     Prepaid expenses                                                2,244,000                 2,064,000
     Deferred income taxes                                             365,000                   733,000
---------------------------------------------------------------------------------------------------------

Total current assets                                                71,726,000                71,377,000
---------------------------------------------------------------------------------------------------------

Property, plant, and equipment - at cost:
     Land and buildings                                             35,171,000                33,398,000
     Machinery and equipment                                        86,965,000                82,037,000
     Leasehold improvements                                            374,000                   349,000
---------------------------------------------------------------------------------------------------------

                                                                   122,510,000               115,784,000
     Less accumulated depreciation and amortization                 72,641,000                66,822,000
---------------------------------------------------------------------------------------------------------

                                                                    49,869,000                48,962,000

     Construction in progress                                        4,411,000                   760,000
---------------------------------------------------------------------------------------------------------

                                                                    54,280,000                49,722,000
---------------------------------------------------------------------------------------------------------

Other assets:
     Intangible assets - less accumulated amortization
        of $2,054,000 and $2,019,000                                 2,323,000                   441,000
     Other assets                                                    2,678,000                 2,491,000
---------------------------------------------------------------------------------------------------------

Total assets                                                      $131,007,000               124,031,000
=========================================================================================================

See accompanying notes to consolidated financial statements.

                           HANOVER FOODS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (CONTINUED)


                                                                                   May 31,                 June 1,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                  1998                    1997
-------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                                         $ 23,979,000              21,038,000
     Notes payable - banks                                                      19,874,000              24,114,000
     Accrued expenses                                                            7,717,000               6,511,000
     Current maturities of long-term debt                                        1,859,000               2,234,000
     Income taxes payable                                                        1,498,000                 358,000
-------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                       54,927,000              54,255,000

Long-term debt, less current maturities                                         14,359,000              16,219,000
Deferred income taxes                                                            4,686,000               5,174,000
Other liabilities                                                                1,565,000               1,226,000
-------------------------------------------------------------------------------------------------------------------

Total liabilities                                                               75,537,000              76,874,000
-------------------------------------------------------------------------------------------------------------------





Stockholders' equity:
     Series A and B 8-1/4% cumulative convertible preferred stock                  788,000                 788,000
     Series C 4.4% cumulative convertible preferred stock                          250,000                       -
     Common stock, Class A - non-voting                                          8,729,000               8,729,000
     Common stock, Class B - voting                                             12,328,000              12,328,000
     Capital paid in excess of par value                                         2,143,000               1,623,000
     Retained earnings                                                          39,179,000              31,570,000
     Treasury stock, at cost                                                    (7,993,000)             (7,887,000)
     Other                                                                          46,000                   6,000
-------------------------------------------------------------------------------------------------------------------

                                                                                55,470,000              47,157,000
-------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                    $131,007,000             124,031,000
===================================================================================================================

                            HANOVER FOODS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FISCAL YEARS ENDED MAY 31, 1998, JUNE 1, 1997,
              MARCH 31, 1996, AND THE NINE WEEKS ENDED JUNE 2, 1996


                                                                                                                      (Unaudited)
                                                                                  Nine weeks                            Pro forma
                                                  Year ended     Year ended            ended         Year ended        year ended
                                                     May 31,        June 1,          June 2,          March 31,           June 2,
                                                        1998           1997             1996               1996              1996
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)                          $  8,437,000      6,706,000       (1,131,000)           420,000           413,000
   Adjustments to reconcile net
     earnings (loss) to net cash
     provided by operating activities:
       Depreciation and amortization               5,939,000      5,595,000        1,013,000          5,582,000         5,666,000
       Gain on sale of property,
         plant, and equipment                         (6,000)       (21,000)               -            (25,000)          (25,000)
       Deferred income taxes                        (120,000)       156,000         (519,000)          (369,000)         (319,000)
       Change in assets and liabilities:
         Accounts and notes receivable             1,856,000     (6,534,000)       7,924,000            388,000         2,335,000
         Inventories                               2,774,000      5,643,000           90,000          2,795,000         3,414,000
         Prepaid expenses                           (139,000)       313,000         (542,000)         1,947,000         3,737,000
         Accounts payable and
            accrued expenses                       2,467,000       (226,000)        (790,000)        (9,736,000)      (10,838,000)
         Income taxes payable                      1,140,000        248,000           17,000            (24,000)          (23,000)
         Other liabilities                           339,000        421,000           69,000            444,000           479,000
----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating
   activities                                     22,687,000     12,301,000        6,131,000          1,422,000         4,839,000
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchase of businesses, net of
     cash acquired                                (5,578,000)             -                -                  -                 -
   Decrease in other current assets                        -              -                -            263,000           263,000
   Decrease (increase) in other
     assets, net                                    (352,000)        19,000          275,000           (884,000)         (373,000)
   Acquisitions of property, plant, and
     equipment                                    (8,133,000)    (6,565,000)        (572,000)        (5,527,000)       (4,683,000)
   Proceeds from dispositions of
     property, plant, and equipment                   15,000         35,000                -             31,000            31,000
----------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities            (14,048,000)    (6,511,000)        (297,000)        (6,117,000)       (4,762,000)
----------------------------------------------------------------------------------------------------------------------------------

                            HANOVER FOODS CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED


                                                                                                                    (Unaudited)
                                                                                 Nine weeks                           Pro forma
                                             Year ended        Year ended             ended       Year ended         year ended
                                                May 31,           June 1,           June 2,        March 31,            June 2,
                                                   1998              1997              1996             1996               1996
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from notes payable            $ 144,289,000       220,739,000                 -      131,244,000        126,545,000
   Payment on notes payable                (148,529,000)     (220,722,000)       (5,324,000)    (121,749,000)      (121,749,000)
   Payment on long-term debt                 (5,210,000)       (2,499,000)                -       (2,989,000)        (2,989,000)
   Payment on long-term capital
     lease obligations                                -          (152,000)          (58,000)        (323,000)          (202,000)
   Payment of dividends                        (828,000)         (824,000)         (207,000)        (831,000)        (1,038,000)
   Common stock redemptions                    (106,000)         (132,000)          (47,000)        (392,000)          (413,000)
   Preferred stock issuance                     770,000                 -                 -                -                  -
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in)
   financing activities                      (9,614,000)       (3,590,000)       (5,636,000)       4,960,000            154,000
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
   and cash equivalents                        (975,000)        2,200,000           198,000          265,000            231,000

Cash and cash equivalents, beginning
   of period                                  3,312,000         1,112,000           914,000          649,000            881,000
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end
   of period                              $   2,337,000         3,312,000         1,112,000          914,000          1,112,000
================================================================================================================================

Supplemental disclosure of cash flow
   information:
     Cash paid during the period for:
       Interest                           $   2,979,000         3,653,000           310,000        4,660,000          4,386,000
       Income taxes                           4,594,000         3,134,000            16,000          462,000            416,000
================================================================================================================================

See accompanying notes to consolidated financial statements.

                            HANOVER FOODS CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FISCAL YEARS ENDED MAY 31, 1998, JUNE 1, 1997,
              MARCH 31, 1996, AND THE NINE WEEKS ENDED JUNE 2, 1996


                                                               Cumulative              Cumulative
                                                               convertible             Convertible
                                                             preferred stock         preferred stock             Common stock
                                                Total      Series A and Series B           Series C                   Class A
                                        stockholders'      --------------------      -----------------     ------------------
                                             equity         Shares       Amount      Shares     Amount     Shares     Amount
-------------------------------------------------------------------------------------------------------------------------------
Balance, April 2, 1995                 $43,920,000          31,816      795,000           -        -      349,000   $8,726,000

Net earnings                               420,000               -            -           -        -            -            -
Cash dividends per share:
       Preferred - $2.0625 annually       (31,000)               -            -           -        -            -            -
       Common - $1.10 annually           (800,000)               -            -           -        -            -            -
Redemption of common stock  -
       Class A 5,789 shares,
       Class B 5,148 shares              (760,000)               -            -           -        -            -            -
Conversion of preferred for
       Class A common                            -           (280)      (7,000)           -        -          120        3,000
Minimum pension liability
        adjustment (net of taxes
       of $235,000)                      (351,000)               -            -           -        -            -            -
Unrealized gain on investments             111,000               -            -           -        -            -            -
-------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996                 42,509,000          31,536      788,000           -        -      349,120    8,729,000
-------------------------------------------------------------------------------------------------------------------------------

                            HANOVER FOODS CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED


                                             Common stock
                                                Class B            Capital paid                   Treasury stock
                                       -------------------------   in excess of   Retained       ------------------
                                       Shares             Amount    par value      earnings      Shares      Amount        Other
----------------------------------------------------------------------------------------------------------------------------------
Balance, April 2, 1995                493,123         $12,328,000   1,619,000   $27,437,000    124,738   $(6,948,000)   $ (37,000)

Net earnings                                -                   -           -       420,000          -             -            -
Cash dividends per share:
     Preferred - $2.0625
       annually                             -                   -          -       (31,000)          -             -            -
     Common - $1.10 annually                -                   -          -      (800,000)          -             -            -
Redemption of common stock                  -
     Class A 5,789 shares,
     Class B 5,148 shares                   -                   -          -              -     10,937      (760,000)           -

Conversion of preferred for
     Class A common                         -                   -       4,000             -          -             -            -
Minimum pension liability
     adjustment (net of taxes
     of $235,000)                           -                   -           -             -          -             -     (351,000)
Unrealized gain on investments              -                   -           -             -          -             -      111,000
----------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996               493,123          12,328,000   1,623,000     27,026,000   135,675    (7,708,000)    (277,000)
----------------------------------------------------------------------------------------------------------------------------------

                            HANOVER FOODS CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED


                                                             Cumulative            Cumulative
                                                             convertible           Convertible
                                                           preferred stock       preferred stock            Common stock
                                       Total            Series A and Series B        Series C                  Class A
                                      stockholders'     ---------------------   -------------------      --------------------
                                        equity          Shares       Amount     Shares       Amount      Shares        Amount
---------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1996              $ 42,509,000       31,536     $788,000          -     $      -     349,210       $8,729,000
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                   (1,131,000)            -            -          -            -           -                -
Cash dividends per share:
     Preferred - $.515                    (8,000)            -            -          -            -           -                -
     Common - $.275                     (199,000)            -            -          -            -           -                -
Redemption of common stock  -
     Class A 825 shares,
     Class B 109 shares                  (47,000)            -            -          -            -           -                -
Unrealized gain on investments              2,000            -            -          -            -           -                -
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 2, 1996                  41,126,000       31,536      788,000          -            -     349,210        8,729,000
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                            6,706,000            -            -          -            -           -                -
Cash dividends per share:
     Preferred - $2.0625 annually        (31,000)            -            -          -            -           -                -
     Common - $1.10 annually            (793,000)            -            -          -            -           -                -
Redemption of common stock  -
     Class A 2,124 shares,
     Class B 219 shares                 (132,000)            -            -          -            -           -                -
Minimum pension liability
     adjustment (net of taxes
     of $129,000)                         193,000            -            -          -            -           -                -
Unrealized gain on investments             88,000            -            -          -            -           -                -
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 1, 1997                  47,157,000       31,536      788,000          -            -     349,210        8,729,000
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                            8,437,000            -            -          -            -           -                -
Cash dividends per share:
     Preferred - $2.0625 annually        (37,000)            -            -          -            -           -                -
     Common - $1.10 annually            (791,000)            -            -          -            -           -                -
Issuance of preferred stock               770,000            -            -     10,000      250,000           -                -
Redemption of common stock  -
     Class A 1,882 shares,
     Class B 365 shares                 (106,000)            -            -          -            -           -                -
Minimum pension liability
     adjustment (net of taxes
     of $106,000)                         158,000            -            -          -            -           -                -
Unrealized (loss) on investments        (118,000)            -            -          -            -           -                -
---------------------------------------------------------------------------------------------------------------------------------

Balance, May 31, 1998                $ 55,470,000       31,536     $788,000     10,000     $250,000     349,210       $8,729,000
=================================================================================================================================

See accompanying notes to consolidated financial statements.

                            HANOVER FOODS CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED


                                       Common stock         Capital paid
                                          Class B           in excess of      Retained         Treasury stock
                                    Shares       Amount       par value       earnings      Shares         Amount       Other
---------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1996            493,123    $12,328,000    $1,623,000     $ 27,026,000    135,675   $(7,708,000)     $(277,000)
---------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                      -              -             -       (1,131,000)         -             -              -
Cash dividends per share:
    Preferred - $.515                    -              -             -           (8,000)         -             -              -
    Common - $.275                       -              -             -         (199,000)         -             -              -
Redemption of common stock
    Class A 825 shares,
    Class B 109 shares                   -              -             -                -        934       (47,000)             -
Unrealized gain on investments           -              -             -                -          -             -          2,000
---------------------------------------------------------------------------------------------------------------------------------

Balance, June 2, 1996              493,123     12,328,000     1,623,000       25,688,000    136,609    (7,755,000)      (275,000)
---------------------------------------------------------------------------------------------------------------------------------

Net earnings                             -              -             -        6,706,000          -             -              -
Cash dividends per share:
    Preferred - $2.0625 annually         -              -             -          (31,000)         -             -              -
    Common - $1.10 annually              -              -             -         (793,000)         -             -              -
Redemption of common stock
    Class A 2,124 shares,
    Class B 219 shares                   -              -             -                -      2,343      (132,000)             -
Minimum pension liability
    adjustment (net of taxes
    of $129,000)                         -              -             -                -          -             -        193,000
Unrealized gain on investments           -              -             -                -          -             -         88,000
---------------------------------------------------------------------------------------------------------------------------------

Balance, June 1, 1997              493,123     12,328,000     1,623,000       31,570,000    138,952    (7,887,000)         6,000
---------------------------------------------------------------------------------------------------------------------------------

Net earnings                             -              -             -        8,437,000          -             -              -
Cash dividends per share:
    Preferred - $2.0625 annually         -              -             -          (37,000)         -             -              -
    Common - $1.10 annually              -              -             -         (791,000)         -             -              -
Issuance of preferred stock              -              -       520,000                -          -             -              -
Redemption of common stock
    Class A 1,882 shares,
    Class B 365 shares                   -              -             -                -      2,247      (106,000)             -
Minimum pension liability
    adjustment (net of taxes
    of $106,000)                         -              -             -                -          -             -       158,000
Unrealized (loss) on investments         -              -             -                -          -             -      (118,000)
---------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1998              493,123    $12,328,000    $2,143,000     $ 39,179,000    141,199   $(7,993,000)     $ 46,000
=================================================================================================================================

See accompanying notes to consolidated financial statements.

                            HANOVER FOODS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          MAY 31, 1998 AND JUNE 1, 1997

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Hanover Foods Corporation (the Company) is a vertically integrated processor of vegetable products in one industry segment. The Company, through its direct and indirect subsidiaries, is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels. The Company has operations in five plants in Pennsylvania, one plant in Delaware, one plant in New Jersey, and two plants in Guatemala. The Company's ten largest customers accounted for approximately 42%, 45%, and 45% of the Company's net sales for the fiscal years ended May 31, 1998, June 1, 1997, and March 31, 1996, respectively. The Company's ten largest customers account for approximately 27% and 45% of the Company's accounts receivable as of May 31, 1998 and June 1, 1997, respectively. No single customer accounted for more than 10% of net sales for the fiscal years ended May 31, 1998, June 1, 1997, and March 31, 1996. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or a few suppliers. Revenue is recognized from sales when products are shipped.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Hanover Foods Corporation and its subsidiaries, which are Consumers Packing Company (T/A Hanover Foods - Lancaster Division), Spring Glen Fresh Foods, Inc., Hanover Insurance Company, Ltd., The Nittany Corporation, and Tri-Co. Foods Corp. and its subsidiaries - Alimentos Congelados Monte Bellos, S.A. (ALCOSA) and Sunwise Corporation, all of which are wholly-owned. During the year ended May 31, 1998, the Company purchased L. K. Bowman, Inc. and L. K. Bowman Pacific, Inc., which are included as part of Hanover Foods, and purchased certain assets of Sunnyside Foods, which are included in Spring Glen Fresh Foods, Inc. These purchases were not material to the Company's results of operations for the year ended May 31, 1998. All significant intercompany balances and transactions have been eliminated.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion.

CASH AND CASH EQUIVALENTS

Cash equivalents of $707,000 and $743,000 at May 31, 1998 and June 1, 1997, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVESTMENTS

Investments of $2,447,000 and $2,187,000, at May 31, 1998 and June 1, 1997,
respectively, classified as available-for-sale securities, are included in other noncurrent assets and measured at fair value. Net unrealized gains and losses are reported as a separate component of stockholders' equity until realized, and amount to gains of $46,000, $164,000, and $76,000 at May 31, 1998, June 1, 1997,
and June 2, 1996, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts and notes receivable, accounts payable and notes payable approximates fair values due to the short-term maturities of these instruments.

The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The amount reported in the consolidated balance sheet for long-term debt approximates fair value.

INVENTORIES

Inventories are stated at the lower of cost (determined by average cost which approximates the first-in, first-out method) or market.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Expenditures for maintenance and repairs are charged to expense as incurred; additions and betterments that materially increase the lives of the related assets are capitalized. Upon retirement, sale, or other disposition of buildings and equipment, cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Depreciation on property, plant, and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from approximately 3 years to 12 years for equipment and up to 40 years for buildings. Accelerated methods are used for tax reporting purposes. Plant and equipment held under capital leases are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

INTANGIBLE ASSETS

The Company amortizes intangible assets, primarily covenants not to compete, purchased trademarks and goodwill, over periods ranging from 3 to 40 years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability will be impacted if estimated future operating cash flows are not achieved.

INSURANCE

The Company, through its wholly-owned insurance subsidiary, is self-insured with respect to certain general liability and workers' compensation claims. Excess insurance coverage is maintained for general liability and workers' compensation claims. Accrued expenses include provision for unpaid claims reported and claims incurred but not reported.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development costs amounted to $588,000, $622,000, $134,000, $725,000, and
$716,000 (unaudited) for the periods ended May 31, 1998, June 1, 1997, June 2, 1996, March 31, 1996, and the pro forma year ended June 2, 1996, respectively.

PROMOTIONAL COSTS

Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses amounted to $659,000, $2,184,000, $842,000, $3,565,000, and $3,580,000 (unaudited) for the periods ended May 31, 1998, June 1, 1997, June 2, 1996, March 31, 1996, and the pro forma year ended June 2, 1996, respectively (including manufacturer coupon expense of $228,000, $1,655,000, $542,000, $2,407,000, and $2,358,000
(unaudited), respectively).

EARNINGS PER SHARE

The Company adopted the provisions of SFAS No. 128, Earnings per Share, during the year ended May 31, 1998. SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation.

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS No. 128 requires restatement of all prior-period earnings per share data presented

FISCAL YEAR END

Effective April 1, 1996, the Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The Company's past fiscal years ended at the close of operations on the Sunday nearest to March 31. The fiscal years ended May 31, 1998, June 1, 1997, March 31, 1996, and the pro forma unaudited results for the year ended June 2, 1996 were comprised of 52 weeks.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE 2: NOTES PAYABLE - BANKS

RECLASSIFICATIONS

Certain prior amounts have been reclassified to conform to classifications adopted in the current year.

The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $90,000,000, of which $19,874,000 was borrowed (including an overdraft of $2,108,000) at May 31, 1998 and $24,114,000 was borrowed (including an overdraft of $1,413,000) at June 1, 1997. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus fifty to seventy-five basis points. The second method is based upon the financial institution's "calculated cost of funds" plus an earnings modification. The weighted-average interest rate on short-term borrowings at May 31, 1998 and June 1, 1997, was 6.1% and 6.2%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended May 31, 1998 and June 1, 1997 and March 31, 1996 was approximately $27,999,000, $35,024,000, and $45,900,000, respectively, and
$29,400,000 for the nine-week period ended June 2, 1996.

NOTE 3: LONG-TERM DEBT

The long-term debt of the Company and its subsidiaries consists of:

                                                              May 31, 1998      June 1, 1997
--------------------------------------------------------------------------------------------
8.74% - 9.24% unsecured senior notes payable to
      an insurance company, due fiscal years
      ending 1997-2007                                          $16,071,000       17,857,000


Installment obligation payable to a related party, due in
      equal annual installments in fiscal years
      ending 1996-2000; interest at prime rate (8.5% at
      May 31, 1998)                                                 147,000          221,000

6.33% installment obligation payable to a related party,
      due fiscal years ending 1997-1998                                  --          375,000
--------------------------------------------------------------------------------------------
Total long-term debt                                             16,218,000       18,453,000
Less current maturities                                           1,859,000        2,234,000
--------------------------------------------------------------------------------------------
Long-term debt, excluding current maturities                    $14,359,000       16,219,000
============================================================================================

The term loan agreements with the insurance company and seasonal borrowing with financial institutions (note 2), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements, at May 31, 1998, $30,591,000 of retained earnings are restricted from distribution. The Company is in compliance with the restrictive provisions in the agreements.

The aggregate long-term debt maturities follow:

           For the fiscal year ending:
                      1999                           $ 1,859,000
                      2000                             1,859,000
                      2001                             1,786,000
                      2002                             1,786,000
                      2003                             1,786,000
                      Thereafter                       7,142,000
           ------------------------------------------------------
           Total                                     $ 16,218,000
           ======================================================


NOTE 4: LEASES

The Company has several noncancelable operating leases, primarily for equipment, that expire over the next three years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended May 31, 1998, June 1, 1997, June 2, 1996, and March 31, 1996 amounted to $3,330,000, $3,586,000, $653,000, and $3,964,000,
respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of May 31, 1998 are:

                                                Operating
                                                   leases
           ----------------------------------------------
           For the fiscal year ending:
               1999                          $    965,000
               2000                               685,000
               2001                               383,000
               2002                               233,000
               2003                                48,000
               Thereafter                               -
           ----------------------------------------------
           Total minimum lease payments      $  2,314,000
           ==============================================


NOTE 5: CAPITAL STOCK

The Company's capital stock consists of Class A Nonvoting Common Stock, Class B Voting Common Stock, 8 1/4% Series A and B Cumulative Convertible Preferred Stock, and 4.4% Series C Convertible Preferred Stock. Holders of Class B Common Stock have one vote per share. No other classes of stock have voting rights except as discussed below.

The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 10,000 shares of Series C Convertible Preferred Stock to the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan). At least a majority of the trustees of the Company's 401(k) Savings Plan (or similar employee benefit plan), who are appointed by the Board of Directors, must be "disinterested directors" of the Company. If the Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified below, the Amended and Restated Articles permit each of the 10,000 shares of Series C Convertible Preferred Stock the right to cast 35 votes in the election of directors, and each share of Class A Common Stock would have one-tenth (1/10) of a vote per share, thereby enabling them to influence the ultimate result of the election by the Class B shareholders. The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal (not previously approved by the Board of Directors) to further amend the Articles of Incorporation or By-Laws or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C Convertible Preferred Stock ceases five (5) years after its issuance. Under the Amended and Restated Articles, each of the shares of Series C Convertible Preferred Stock is convertible into one share of Class A Common Stock and is not entitled to vote except in the event that the Class B shareholders cannot agree in writing on the composition of the Board of Directors or on other important matters specified above.

The following summarizes the Company's capital stock at May 31, 1998 and June 1, 1997:

                                                    May 31, 1998             June 1, 1997
                                               Issued     Outstanding    Issued      Outstanding
------------------------------------------------------------------------------------------------
Series A  8 1/4% cumulative
    convertible preferred stock - $25
    par value, 60,000 shares authorized        15,268         6,548        15,268         6,548


Series B  8 1/4% cumulative
    convertible preferred stock - $25
    par value, 60,000 shares authorized        16,268         8,496        16,268         8,496


Series C 4.4% cumulative convertible
    preferred stock - $25 par value,
    10,000 shares authorized                   10,000        10,000            --            --


Class A nonvoting common stock -
    $25 par value, 800,000 shares
    authorized                                349,210       290,860       349,210       292,600

Class B voting common stock -
    $25 par value, 880,000 shares
    authorized                                493,123       426,766       493,123       427,131
-----------------------------------------------------------------------------------------------

At any time, the holders of the Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At May 31, 1998, the outstanding Preferred Stock could be converted into 8,193 shares of Class A Common Stock.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. The Company believes that the cost of such purchases and sales are competitive with alternative sources of supply and markets. Transactions with related parties are summarized below:

                                                                                               (Unaudited)
                                                                     Nine-weeks                 Pro forma
                                      Year ended       Year ended      ended      Year ended    year ended
                                        May 31,         June 1,        June 2,      March 31,     June 2,
                                        1998            1997           1996          1996          1996
---------------------------------------------------------------------------------------------------------
Revenues:
    Park 100 Foods, Inc.             $4,365,000       3,155,000       118,000            --       118,000

Corporate charges:
    Warehime Enterprises, Inc.               --              --            --         2,000         2,000
    Snyder's of Hanover, Inc.           181,000         175,000        29,000       175,000       148,000

Expenditures:
    The Cannery Press, Inc.                  --          14,000        14,000       346,000       296,000
    Patti & John's, Inc.                     --          10,000         4,000        29,000        28,000
    Lippy Brothers, Inc.                304,000       1,044,000            --       752,000       749,000
    James G. Sturgill                    68,000         135,000        15,000        65,000        80,000
    ARWCO Corporation                    33,000          29,000        24,000        43,000        34,000
    Warehime Enterprises, Inc.          125,000         177,000         1,000       227,000       192,000
    John A. and Patricia M
      Warehime                           56,000          52,000         7,000        42,000        39,000
    Snyder's of Hanover, Inc.                --              --            --        17,000            --
    George E. Lawrence                       --              --            --        70,000        65,000
    Park 100 Foods, Inc.                209,000         283,000            --            --            --

Accounts receivable:
    Snyder's of Hanover, Inc.            48,000          15,000        11,000        24,000            --
    Patti & John's, Inc.                     --              --         4,000         3,000            --
    Warehime Enterprises                  3,000              --            --            --            --
    Park 100 Foods, Inc.                346,000         906,000        56,000            --            --

Accounts payable:
    Warehime Enterprises, Inc.               --           1,000            --         5,000            --
    The Cannery Press, Inc.                  --              --         4,000         4,000            --
    Pattie & John's, Inc.                    --              --         6,000            --            --
    Park 100 Foods, Inc.                     --          30,000            --            --            --
    James G. Sturgill                     7,000              --            --            --            --
    ARWCO Corporation                     1,000              --            --            --            --

Notes payable:
    Warehime Enterprises, Inc.               --         375,000       875,000       875,000            --
    Cyril T. Noel                       147,000         221,000       294,000       294,000            --
---------------------------------------------------------------------------------------------------------

The Company purchased the Teculutan, Guatemala plant property from ARWCO Corporation on April 5, 1995 for $250,000. On June 20, 1995, the Company purchased real estate near the Centre Hall facility from Centre Foods Enterprises, Inc. for $250,000.

In 1994 the Company entered into a one year lease with Food Service East, Inc. to lease 20,931 square feet of dry warehouse and production, refrigerated and frozen storage space. Pursuant to the lease, the Company has two unilateral options to extend the term of the lease for two successive one-year terms or until May 31, 1997, and an option to purchase based on an independent appraisal. On October 1, 1994 the Company increased the rental space to 28,501 square feet for a total annual rent of $96,703. On June 1, 1996, the Company exercised its unilateral option to purchase for $904,000 approximately 10.3 acres of land improved by an office/warehouse facility free and clear of all liens, encumbrances and security interests.

In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 9), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney's fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended May 31, 1998, June 1, 1997, and March 31, 1996 was approximately $37,000, $303,000, and $300,000, respectively.

On April 1, 1996, the Company entered into a stock purchase agreement with John
R. Miller, Jr. to purchase 1,210 shares of the Company's Voting Class B Common Stock and 5,990 shares of the Company's Nonvoting Class A Common Stock over a four-year period. The April 22, 1997 Voting Agreement provides that John R. Miller, Jr. will vote all shares of the Company Common Stock, which he is entitled to vote as directed by the Board of Directors, provided Clayton J. Rohrbach, Jr., Arthur S. Schaier, and Cyril T. Noel, or a majority of them, vote in favor of the matter to vote all shares of both classes of common stock beginning April 1, 1996 and ending March 31, 2001. At May 31, 1998, the Company has purchased 693 shares of the Company's Voting Class B Common Stock for $52,000 and 3,500 shares of the Company's Nonvoting Class A Common Stock for $147,000.

A portion of rental expense included in note 4 was paid to ARWCO Corporation; Warehime Enterprises, Inc.; Centre Foods Enterprises, Inc.; and Food Service East, Inc., all of which are related companies through common control. The amounts were $149,000, $307,000, and $340,000 for the years ended May 31, 1998,
June 1, 1997, and March 31, 1996, respectively. The portion of rental commitments included in note 4 due these companies is summarized as follows:

           For the fiscal years ending:
               1999                        $ 88,000
               2000                          15,000
               2001                          15,000
               ------------------------------------


NOTE 7: BENEFIT PLANS

FROZEN DEFINED BENEFIT RETIREMENT PLANS

The Company previously amended its noncontributory, defined benefit plans to freeze benefit accruals effective August 31, 1992, and also took action to terminate the plans effective August 31, 1992. On November 12, 1993, the Board of Directors rescinded its previous action to terminate the plans and has placed the plans in a frozen status. During September 1997 the Company terminated the plans and distributed certain net assets to the participants.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet as of:

                                   May 31, 1998              June 1, 1997
                                 -----------------    --------------------------
                                 Fully      Under      Fully            Under
                                funded     funded      funded           funded
                                   plan     plan        plan             plan
-------------------------------------------------------------------------------
Actuarial present value of
   benefit obligations:
    Accumulated benefit
      obligation:
        Vested                     $--        --     (7,168,000)       (655,000)
===============================================================================

Projected benefit obligation
   for service rendered to
   date                            $--        --     (7,168,000)       (655,000)
Plan assets at fair value           --        --      7,750,000         598,000
-------------------------------------------------------------------------------

Plan assets in excess of
   (less than) projected
   benefit obligation               --        --        582,000         (57,000)

Unrecognized (gains) losses         --        --        140,000         262,000
Adjustment to recognize
   required minimum
   liability                        --        --             --        (264,000)
-------------------------------------------------------------------------------

Prepaid (accrued) pension
   cost                            $--        --        722,000         (59,000)
===============================================================================

Net periodic pension cost (income) included the following components:

                                                                                      Nine-week
                                                    Year ended        Year ended     period ended    Year ended
                                                      May 31,           June 1,         June 2,        March 31,
                                                       1998              1997            1996            1996
---------------------------------------------------------------------------------------------------------------
Interest cost                                       $ 555,000           520,000         205,000         496,000
Actual return on plan assets (gain) loss             (362,000)       (1,330,000)       (156,000)       (464,000)
Amortization of unrecognized loss                       5,000            11,000           1,000           6,000
Deferral of asset gain (loss) and other costs         736,000           823,000         (42,000)        (15,000)
---------------------------------------------------------------------------------------------------------------
Net pension cost                                    $ 934,000            24,000           8,000          23,000
===============================================================================================================

Net pension cost for the year ended May 31, 1998 includes loss on termination of the Plans and adjustment of prior year additional minimum pension liability.

Assumptions used in accounting for the pension plans include discount rates ranging from 7.09% to 7.25% and an expected long-term rate of return on assets of 7.0%.

DEFINED CONTRIBUTION PLAN

The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee's deferral up to 5%. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 5). The Company's contribution to the 401(k) plan for the periods ended May 31, 1998, June 1, 1997, June 2, 1996, and March 31, 1996 was $583,000, $557,000, $90,000, and
$539,000, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

                                                    May 31,          June 1,
                                                    1998              1997
-----------------------------------------------------------------------------
Actuarial present value of accumulated
    postretirement benefit obligation:
      Actives eligible to retire                $  (159,000)         (129,000)
      Other actives                                (282,000)         (271,000)
-----------------------------------------------------------------------------

      Total actives                                (441,000)         (400,000)
      Current retirees and disableds             (2,150,000)       (1,174,000)
-----------------------------------------------------------------------------

      Total obligation                           (2,591,000)       (1,574,000)
      Plan assets at fair value                          --                --
-----------------------------------------------------------------------------

      Funded status                              (2,591,000)       (1,574,000)
      Unrecognized net (gain) loss                  745,000          (222,000)
      Unrecognized transition liability,
         amortized over 20 years                  1,153,000         1,226,000
-----------------------------------------------------------------------------

      Accrued postretirement benefit cost       $  (693,000)         (570,000)
==============================================================================

A discount rate of 7.00%, and 7.50% for May 31, 1998 and June 1, 1997, respectively, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

The cost of postretirement benefits other than pensions consisted of the following components:

                                                                            Nine-week
                                        Year ended       Year ended        period ended      Year ended
                                          May 31,           June 1,           June 2,         March 31,
                                           1998              1997              1996             1996
------------------------------------------------------------------------------------------------------
Service cost                             $ 16,000            22,000             4,000           16,000
Interest cost                             177,000           113,000            19,000          121,000
Amortization of transition
    obligation                             73,000            73,000            12,000           73,000
Other amortization and deferral            20,000            (1,000)               --               --
------------------------------------------------------------------------------------------------------
                                         $286,000           207,000            35,000          210,000
======================================================================================================

The assumed postretirement health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.8% for fiscal year May 31, 1998, decreasing each year to an ultimate rate of 5% in 2002 and thereafter.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of May 31, 1998 by $173,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended May 31, 1998 by $11,000.

EMPLOYMENT AND DEFERRED COMPENSATION AGREEMENTS

On June 12, 1995, the Company entered into a five-year employment agreement with its Chief Executive Officer, John A Warehime, at an annual base salary of $650,000 with such compensation payable retroactively from April 1, 1994 (the "1995 Employment Agreement"). The 1995 Employment Agreement was amended on February 13, 1997 (the "Amended Employment Agreement") to, among other things, reduce the annual base salary payable under the agreement to $498,866, which modification was applied retroactively to April 1, 1994 (the effective date of the 1995 Employment Agreement) and modified the method of calculating bonuses payable to the employee under such agreement. As a result of these retroactive changes, Mr. Warehime is required to reimburse the Company for $83,024 in excess compensation previously paid to him through the deduction of such amount from annual base salary increases provided for under the terms of the Amended Employment Agreement and to waive accrued bonuses payable for fiscal 1997 under the 1995 Employment Agreement which would have equaled $2,250,000. The principal terms of Mr. Warehime's employment arrangements with the Company as amended by the Amended Employment Agreement are set forth below.

The Amended Employment Agreement provides for annual increases (but not decreases) in the employee's annual salary equal to the greater of 5% of the prior year's salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime's annual base salary for fiscal 1998 and 1997 was $578,000 and $550,000, respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee's legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company's pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (nonvoting) Stock at the option of the employee. For the years ended May 31, 1998, June 1, 1997, and March 31, 1996, the bonus accrued under this agreement was $422,000, $450,000, and $0, respectively.

The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company's performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended May 31, 1998 and June 1, 1997, the long-term performance bonus accrued under this agreement was $162,000 and $175,000, respectively.

The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age 65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $411,000, $350,000, and $295,000 for the years ended May 31, 1998, June 1, 1997, and March 31, 1996, respectively, and $67,000 for the nine-week period ended May 31, 1996. Based on the estimated present value of the deferred compensation, the estimated present value at retirement (assuming retirement at age seventy) is approximately $10,300,000.

The Amended Employment Agreement was revised effective as of August 1, 1997 to make certain clarifying changes and to require that bonus payments to Mr. Warehime in any taxable year in excess of $1.0 million would be subject to shareholder approval.

On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the "Knisely Agreement"). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year's salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of May 31, 1998, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,117,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee's death) for the later of one year from the date of such termination or the death of the employee.

The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee's average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee's termination if the employee is no longer employed by the Company and the employee has attained the age of 55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely's expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $60,000 and $47,000 for the years ended May 31, 1998 and June 1, 1997, respectively. Based on the estimated present value of the supplemental pension benefit, the estimated present value at retirement (assuming retirement at age sixty-five) could amount to approximately $3,700,000.

The Company also entered into a change in control severance agreement with Alan
T. Young, which provides for termination compensation if Mr. Young's employment is terminated: (i) involuntarily or (ii) involuntarily, following a reduction in base salary, duties, and responsibilities, within 24 months of a change in control. A "change in control" shall be deemed to occur if John A. Warehime ceases to be Chief Executive Officer of the Company or ceases to have the power and authority of the Chief Executive Officer. Pursuant to the terms of this agreement, any payment due thereunder shall be made over a two year period no less frequently than monthly and all payments during any twelve month period shall not in the aggregate exceed the officer's total cash compensation (salary and bonus) received from the Company during fiscal 1997.

All payments made pursuant to this agreement are subject to the further conditions that: (i) the officer maintain the confidentiality of the Company's trade secrets, customer lists, and other proprietary information of the Company;
(ii) for a period of two years following the termination of the officer, neither the officer or his employer or business associate shall enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer's termination; and (iii) for a period of two years following the termination, the officer shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If Mr. Young was terminated on May 31, 1998 under circumstances entitling him to severance payments pursuant to this agreement, the aggregate amount due to Mr. Young under this agreement was $380,000.

The Company is also committed to another employee, Patricia H. Townsend, under a previous employment contract, which provides for minimum salary levels, annual adjustments, as well as incentive bonuses and for a term which ends in March 2004. Provisions contained in the agreement provide for continuation of the remuneration for the remainder of the term of the agreement in the event of termination, incapacity, death, or disability. The estimated commitment for future salaries through the duration of the agreement as of May 31, 1998 was approximately $391,000.

NOTE 8: INCOME TAXES

Total income taxes (benefit) for the year ended May 31, 1998, June 1, 1997, the nine-week period ended June 2, 1996, and the year ended March 31, 1996 were attributable to the following:

                                     May 31,             June 1,            June 2,            March 31,
                                      1998                1997               1996               1996
-------------------------------------------------------------------------------------------------------
Income from operations             $5,367,000           4,281,000           (533,000)           213,000
Minimum pension liability
    adjustment                        106,000             129,000                 --           (235,000)
-------------------------------------------------------------------------------------------------------
                                   $5,473,000           4,410,000           (533,000)           (22,000)
=======================================================================================================

Income tax expense (benefit) attributable to income from operations consists of:

                        Year ended                     Year ended               Nine-weeks ended                 Year ended
                       May 31, 1998                   June 1, 1997                June 2, 1996                 March 31, 1996
             -----------------------------      ------------------------     ------------------------      -----------------------
                Federal            State         Federal         State        Federal         State        Federal         State
----------------------------------------------------------------------------------------------------------------------------------
Current      $ 4,866,000          905,000       3,644,000       610,000       (14,000)            --        448,000        134,000
Deferred        (311,000)         (93,000)         47,000       (20,000)     (464,000)       (55,000)      (205,000)      (164,000)
----------------------------------------------------------------------------------------------------------------------------------
             $ 4,555,000          812,000       3,691,000       590,000      (478,000)       (55,000)       243,000        (30,000)
==================================================================================================================================

There is no income tax attributable to the income from foreign subsidiaries since the foreign entities were not subject to taxes on income in 1998, 1997, and 1996.

The significant components of deferred income tax expense attributable to income
(loss) from operations for the year ended May 31, 1998, June 1, 1997, the nine-week period ended June 2, 1996, and the year ended March 31, 1996 are as follows:

                                                                                                Nine-week
                                                           Year ended       Year ended         period ended    Year ended
                                                              May 31,          June 1,           June 2,         March 31,
                                                               1998             1997              1996             1996
-------------------------------------------------------------------------------------------------------------------------
Deferred tax expense (exclusive of the effects
    of other components below)                              $(404,000)          27,000         (519,000)        (248,000)
Effect of change in state tax rate on deferred taxes               --               --               --         (121,000)
-------------------------------------------------------------------------------------------------------------------------
                                                            $(404,000)          27,000         (519,000)        (369,000)
=========================================================================================================================

A reconciliation of the Company's effective tax rate to the amount computed by applying the federal income tax rate of 35% to income (loss) before taxes expressed in percentages, follows:

                                                                             Nine-week
                                                Year           Year           period            Year
                                               ended          ended            ended           ended
                                               May 31,        June 1,         June 2,         March 31,
                                                1998            1997            1996            1996
----------------------------------------------------------------------------------------------------
Federal income tax rate                         35.0%           35.0%          (35.0)%          35.0%

Increase (decrease) in taxes:
   State taxes - net of federal tax              3.9             3.5              --             9.5
   Effect of change in state tax rate
     on deferred taxes                            --              --              --           (12.6)

   Loss (income) in foreign subsidiary
     with no current tax                        (0.3)           (1.7)            2.0             2.8
   Other items - net                             0.3             2.2             1.0            (1.1)
----------------------------------------------------------------------------------------------------
Effective income tax rate                       38.9%           39.0%          (32.0)%          33.6%
====================================================================================================


The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at May 31, 1998 and June 1, 1997, follow:

                                                  May 31,            June 1,
                                                   1998               1997
-----------------------------------------------------------------------------
Deferred tax
liabilities:
    Depreciation                               $(5,445,000)        (5,836,000)
    Employee benefit obligations                  (217,000)          (115,000)
    Capital lease obligations                     (430,000)          (510,000)
    Other                                         (208,000)          (172,000)
-----------------------------------------------------------------------------
Total gross deferred tax liabilities            (6,300,000)        (6,633,000)
-----------------------------------------------------------------------------
Deferred tax assets:
    Inventory costs                                172,000            223,000
    Other accrued liabilities                    1,016,000          1,061,000
    Pension and postretirement benefits            298,000            215,000
    Net operating loss and credit
          carryforwards                            371,000            539,000
    Other                                          122,000            154,000
-----------------------------------------------------------------------------
Total gross deferred tax assets                  1,979,000          2,192,000
-----------------------------------------------------------------------------
Net deferred tax liability                     $(4,321,000)        (4,441,000)
=============================================================================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $2,855,000 at May 31, 1998.

NOTE 9: COMMITMENTS AND CONTINGENCIES

LETTER OF CREDIT

As of May 31, 1998, the Company's wholly-owned reinsurance company had outstanding two letters of credit in the amount of $1,206,000 and $650,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

LEGAL MATTERS

On February 1, 1995, Michael A. Warehime, J. William Warehime, and Elizabeth W. Stick, three Class B shareholders of the Company, filed a Complaint in the Court of Common Pleas of York County, Pennsylvania against the Company and John A. Warehime (Chairman of the Company), in his capacity as voting trustee of two voting trusts entitling him to vote approximately 52% of the Class B common stock. The Court has dismissed various claims and parties in the lawsuit and the only remaining parties are Michael A. Warehime as plaintiff and John A Warehime as defendant. The only remaining claims are (i) a claim for breach of fiduciary duty based on exercise of powers beyond those granted by certain voting trust agreements; (ii) a claim for breach of fiduciary duty for use of the voting trusts in a manner harmful to their beneficiaries; and (iii) a count requesting removal of John A. Warehime as the voting trustee of the voting trusts.

On September 13, 1996, certain Class A common stockholders filed a complaint in equity against six of the Company's directors and the estate of a former director in the Court of Common Pleas of York County, Pennsylvania (the complaint). This suit also names the Company as a nominal defendant. The suit sought various forms of relief including, but not limited to, rescission of the board's April 28, 1995 approval of John A. Warehime's 1995 Employment Agreement and the board's February 10, 1995 adjustment of directors' fees. (Since the filing of this lawsuit, John A. Warehime's 1995 Employment Agreement was amended. See note 7.) In addition, the plaintiffs sought costs and fees incident to bringing suit. On November 4, 1996, the complaint was amended to add additional plaintiffs. On June 24, 1997, the Court dismissed the complaint as amended for failure to make a prior demand. An appeal has been filed from the Court's June 24, 1997 Order. On May 12, 1997, a written demand was received by the Company from the attorney for those Class A common stockholders containing similar allegations and the allegations raised by the Class A common stockholders were investigated by a special independent committee of the Board of Directors and found to be without merit.

On February 21, 1997, Michael A. Warehime, a Class B shareholder, and certain Class A shareholders filed motions for a preliminary injunction against the Company, John A Warehime, in his capacity as a voting trustee, and all certain directors of the Company in the Court of Common Pleas of York County, Pennsylvania against a proposal of the Board of Directors to amend and restate the Company's Articles of Incorporation in the manner hereafter described.

On February 13, 1997, the Board of Directors proposed an amendment and restatement of the Company's Articles of Incorporation (the "Amended and Restated Articles") which provides that if all of the following Class B shareholders (or their Estates upon death of such stockholders) Michael A. Warehime, John A. Warehime, Sally W. Yelland, J. William Warehime, and Elizabeth
W. Stick (all members of the Warehime family), do not agree in writing to composition of the Board of Directors or other important matters specified below on or after the 1998 annual shareholders meeting, the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan), acting as fiduciaries for the employees who participate in the Plan, and the Class A shareholders may become entitled to vote in the manner described in note 5.

The Amended and Restated Articles create a Series C Convertible Preferred Stock (see note 5) and also classified the terms of the Board of Directors commencing with the election at the 1997 annual shareholders meeting and permit directors to be elected for four year terms as permitted by Pennsylvania law.

The motions for a preliminary injunction were dismissed by the Court on June 24, 1997. The Class B shareholders on June 25, 1997 approved the Amended and Restated Articles (John A. Warehime being the sole Class B shareholder voting affirmatively, in his capacity as voting trustee) and the Amended and Restated Articles became effective June 25, 1997. Appeals have been filed from the denial of the plaintiffs' motion for a preliminary injunction.

In August 1997, the Board of Directors proposed a further amendment (the "Amendment") to the Amended and Restated Articles to expand the definition of "disinterested directors" in the manner described below, and to approve certain performance based compensation for John A. Warehime solely for the purpose of making the Company eligible for a federal income tax deduction pursuant to
Section 162(m) of the Internal Revenue Code of 1986, as amended. A special meeting was scheduled for August 14, 1997 (the "Special Meeting") to vote on these proposals. On August 8, 1997, Michael A. Warehime filed a motion in the Court of Common Pleas of York County, Pennsylvania to prevent John A. Warehime, in his capacity as voting trustee, from voting on these proposals. This motion was denied on August 11, 1997. Michael A. Warehime has filed an appeal. The Amendment and the proposal under Section 162(m) were approved by Class B Shareholders (John A. Warehime was the sole Class B shareholder to vote affirmatively, in his capacity as voting trustee) on August 14, 1997 and the Amendment became effective on August 14, 1997.

Under the Amendment, the definition of "disinterested directors" means the person who, in the opinion of counsel for the Company, meet any of the following criteria: (i) disinterested directors as defined in Section 1715(e) of the Pennsylvania Business Corporation Law of 1988, as amended; (ii) persons who are not "interested" directors as defined in Section 1.23 of The American Law Institute "Principles of Corporate Governance: Analysis of Recommendations"
(1994); or (iii) persons who qualify as members of the Audit Committee pursuant to Section 303.00 of the New York Stock Exchange's Listed Company Manual.

On December 12, 1996, the Occupational Safety and Health Administration (OSHA) cited the Company with two violations of OSHA regulations arising out of accidents which occurred at its Clayton, Delaware plant. The proposed penalty for each violation was $70,000. On December 18, 1996, the Company filed its Notice of Contest, contesting both alleged violations and the proposed penalties. On September 22, 1997, pursuant to a final order of the U.S. Occupational Safety and Health Review Commission, the two violations were settled between the parties without admission of liability for $4,750 and $35,000, respectively.

On March 24, 1997, OSHA cited the Company with 22 violations of OSHA regulations arising out of plant inspections which occurred at its Clayton, Delaware plant. The proposed penalty for said violations was $498,000. On April 11, 1997, the Company filed its Notice of Contest, contesting all of the alleged violations and the proposed penalties. On September 22, 1997, pursuant to a final order of the U.S. Occupational Safety and Health Review Commission, three of the twenty-two violations were settled between the parties without admission of liability for a total of $65,000. In January 1998, the Company and OSHA settled the remaining citations, by which the Company paid, without admission of liability, the sum of $95,000. The settlement was approved by OSHA on February 20, 1998.

The Company is involved in various other claims and legal actions including environmental matters arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

STOCK REPURCHASE PLAN

The Company has agreed to purchase the Company's Class A Common Stock purchased or owned by employees prior to April 20, 1988. This guarantee of repurchase by the Company is for an indefinite period of time. No shares were repurchased under this plan for the year ended May 31, 1998. Shares repurchased under this plan amounted to 1,251 and 5,789 during the years ended June 1, 1997, and March 31, 1996, respectively. As of May 31, 1998, there are 10,579 shares outstanding which would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $910,000, based on the most recent appraised value per share as of March 31, 1998.

NOTE 10: FOREIGN OPERATIONS AND EXCHANGE RESTRICTIONS

FOREIGN OPERATIONS

The Company's foreign subsidiary, Alimentos Congelados Monte Bello, S.A. (ALCOSA) produces food products in Guatemala which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

                             May 31,           June 1,           June 2,          March 31,
                              1998              1997              1996              1996
-------------------------------------------------------------------------------------------
Revenues                  $11,190,000        13,991,000         1,442,000        18,155,000
Cost of goods sold         10,433,000        12,162,000         1,686,000        17,311,000
Assets                      9,344,000         9,968,000        10,734,000        10,756,000
===========================================================================================

ALCOSA maintains its accounting records in quetzales, although, for financial reporting purposes, the accounting records have been remeasured to be expressed in U.S. dollars. The financial statements of ALCOSA have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other (income) expenses - net and amount to a gain of $73,000, a loss of $78,000, a gain of $44,000, and a loss of $190,000 for the periods ended May 31, 1998, June 1, 1997, June 2, 1996, and March 31, 1996, respectively. At May 31, 1998, the prevailing exchange rate was Q6.27 to U.S. $1.00.

NOTE 11: RECONCILIATION OF NUMERATOR AND DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE

                                                                                                              (Unaudited)
                                                                                Nine weeks                     Pro forma
                                              Year ended       Year ended         ended          Year ended    year ended
                                                May 31,          June 1,          June 2,         March 31,      June 2,
                                                 1998             1997              1996            1996           1996
-------------------------------------------------------------------------------------------------------------------------
NUMERATOR FOR BASIC EARNINGS
   PER SHARE:
    Net earnings (loss) applicable
      to common stock                        $8,400,000        6,675,000        (1,139,000)        389,000        374,000
-------------------------------------------------------------------------------------------------------------------------

EFFECT OF DILUTIVE SECURITIES:
   8 1/4% cumulative convertible
    preferred stock*                             31,000           31,000                --              --             --
   4.40% cumulative convertible
    preferred stock                               6,000               --                --              --             --
-------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) assuming dilution        $8,437,000        6,706,000        (1,139,000)        389,000        374,000
=========================================================================================================================
DENOMINATOR:
   Basic weighted-average shares                718,712          720,811           722,667         729,608        728,677

EFFECT OF DILUTIVE SECURITIES:
   8 1/4% cumulative convertible
    preferred stock*                              5,786            6,604                --              --             --
   4.40% cumulative convertible
    preferred stock                               1,603               --                --              --             --
-------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average shares                 726,101          727,415           722,667         729,608        728,677
=========================================================================================================================
Basic earnings (loss) per share              $    11.69             9.26             (1.58)           0.53           0.51
Diluted earnings (loss) per share                 11.62             9.22             (1.58)           0.53           0.51
=========================================================================================================================

* For the period ended June 2, 1996, and the years ended March 31, 1996 and June 2, 1996 (unaudited), the effect of cumulative convertible preferred stock was antidilutive.


NOTE 12: STATEMENT OF CASH FLOW INFORMATION

The fair value of assets acquired during the year ended May 31, 1998 was $10,391,000. Cash paid for purchase of these assets was $5,578,000. Liabilities assumed were $4,813,000.

The Company entered into a note payable agreement to purchase 5,148 shares of Class B common stock for $368,000 from a director of the Company during the year ended March 31, 1996.

                            QUARTERLY FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                First             Second             Third               Fourth
(except per share)                                 quarter            quarter           quarter             quarter
---------------------------------------------------------------------------------------------------------------------
1998

Net sales                                       $    55,892        $    68,110        $    67,923        $    68,696
Gross profit                                         13,199             16,925             17,388             19,752
Net earnings                                          1,527              2,512              2,156              2,242
Net earnings per common share - Basic                  2.11               3.48               2.98               3.10
Net earnings per common share -  Diluted               2.11               3.47               2.96               3.08
Cash Dividends per  common share                      0.275              0.275              0.275              0.275

---------------------------------------------------------------------------------------------------------------------
1997

Net sales                                       $    56,119        $    69,036        $    65,780        $    68,504
Gross profit                                         12,879             17,582             15,067             18,825
Net earnings                                          1,251              2,314              1,474              1,667
Net earnings per common share - Basic                  1.72               3.21               2.04               2.31
Net earnings per common share - Diluted                1.72               3.19               2.03               2.30
Cash Dividends per  common share                      0.275              0.275              0.275              0.275
---------------------------------------------------------------------------------------------------------------------


MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Although the Company's Class A. Common Stock is currently traded on the NASDAQ Bulletin Board under the symbol "HNFSA," trading in the Class A Common Stock is very sporadic. As a result of the limited market for Class A Common Stock, shareholders are cautioned not to place undue reliance on bid prices contained herein as indicators of the true value of the shares of Class A Common Stock.

The following table sets forth the high and low bid prices per share of the Class A Common Stock on a quarterly basis of the past two fiscal years as provided by NASDAQ, as well as dividends paid per share.


        Quarter Ended             High           Low        Dividends
        -------------             ----           ---        ---------
      September 1, 1996        $   40.00     $   40.00     $    0.275
      December 1, 1996             32.00         31.00          0.275
      March 2, 1997                35.00         31.00          0.275
      June 1, 1997                 36.00         34.00          0.275
      August 31, 1997              41.50         35.50          0.275
      November 30, 1997            44.00         36.75          0.275
      March 1, 1998                43.50         43.50          0.275
      May 31, 1998                 53.00         43.50          0.275

As of May 31, 1998 there were 409 record holders and approximately 550 beneficial holders of the Class A Common Stock.

DIVIDEND POLICY

The Company has maintained a policy of paying a quarterly dividend of $0.275 per share. The continuing payment by the Company of dividends in the future is the sole discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4:00 p.m., September 10, 1998, at the offices of the Company located at 1486 York Street, Hanover, Pennsylvania.

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended May 31, 1998, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

            Gary T. Knisely
            Hanover Foods Corporation
            1486 York Road
            P.O. Box 334
            Hanover, PA  17331
            717-632-6000