Form 10-K, Exhibit 13
period 1999-05-30
HANOVER FOODS CORP /PA/
filed 1999-08-30
CIK 853733

                                                                      EXHIBIT 13

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties. including but not limited to quarterly fluctuations in operating results, competition, state and federal regulation, environmental considerations, foreign operations and risks associated with the Year 2000 Issue. Such factors, which are discussed in the Annual Report, could affect the Corporation's financial performance and could cause the Corporation's actual result for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Corporation wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

Description of Business

The Corporation is a vertically integrated processor of vegetable products in one industry segment. The Corporation is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks as well as other branded, customer and private labels. The Corporation has operations in seven plants in Pennsylvania, one plant in Delaware, one plant in New Jersey and two plants in Guatemala.

The Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. The Corporation believes that the cost of such purchases and sales are competitive with alternate sources of supply and markets. See Note 6 to the Consolidated Financial Statements.

The Corporation's fiscal year ends at the close of operations on the Sunday nearest to May 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended May 30, 1999 to the year ended May 31, 1998, and the fiscal year ended May 31, 1998 to the year ended June 1, 1997.

Year Ended May 30, 1999 Results Of Operations
Compared To Year Ended May 31, 1998
Net Sales

Consolidated net sales were $287.2 million for fiscal 1999 compared to $260.6 million for fiscal 1998, an increase of $26.6 million, or 10.2%. The increase in consolidated net sales was comprised of the following volume and sales price components:

Year Ended May 30, 1999
Increase (Decrease)

                         Volume    Sales Price     Combined
Frozen Sales              (.5)%       (1.1)%        (1.6)%
Canned Sales              5.3%         2.7%          8.0%
Prepared/Snack Foods      4.6%         (.8)%         3.8%
                         ----         ----          ----
                          9.4%          .8%         10.2%
                         ====         ====          ====

The decreased volume in frozen sales was principally due to lower sales levels in the industrial division due to the loss of a major meat customer in October 1998. This decrease in volume was partially offset by an increase in the food service product sales.

Canned sales showed an increase in fiscal 1999 due to increased volume and average selling price, resulting from L.K. Bowman, a new acquisition in May 1998, and increased canned sales in Food Service Sales. These two areas accounted for 80% of the increase in canned sales.

Prepared foods and snacks showed an increase in sales due to the acquisition of Sunnyside Fresh Foods in January 1998 and the acquisition of Bickel's Potato Chip Co. in October 1998. These two acquisitions accounted for principally all of the increase.

Cost of Goods Sold

Consolidated cost of goods sold represented 74.8% of consolidated net sales for fiscal 1999 compared to 74.2% for fiscal 1998. The consolidated cost of sales increased $21.5 million to $214.9 million in fiscal 1999 as compared to $193.4 million in fiscal 1998. The additions of our new acquisitions, L. K. Bowman, Sunnyside Fresh Foods, and Bickel's Potato Chip Co., accounted for 100% of the dollar increase. The increase in cost of goods sold as a percentage of net sales for the current fiscal year resulted primarily from the increase in the cost of frozen operations, due to the reduction in industrial volume, partially off-set by the reduction in the cost of operations in canning and prepared foods, as well as the loss of an industrial meat customer, whose sales were at higher than average cost.

Selling Expenses

Consolidated selling expenses represented 14.7% of consolidated net sales for fiscal 1999 and 14.8% for fiscal 1998. Promotion expense increased $1.3 million to $29.3 million for fiscal 1999 as compared to $28.0 million for fiscal 1998 as the Corporation spent additional promotion dollars to maintain market share in the mid-Atlantic region and to increase market share in the south for its branded business.

In addition to promotion expense, the Corporation spent $1,897,000 on advertising, including $1,235,000 relating to coupons, for fiscal 1999, compared to $659,000 in advertising, including $228,000 for coupons for fiscal 1998.

Management intends to continue to direct promotional dollars to gain additional market share and increased distribution of its brand. Management is constantly reviewing the effectiveness of its retail promotional program in an effort to increase profitable sales.

Administrative Expense

Consolidated administrative expenses were $12.6 million in fiscal 1999, or 4.4% of consolidated net sales, as compared to $12.3 million, or 4.7% of consolidated net sales in 1998. The increase in dollars was attributed to increased expenditures in outside consulting services for the Corporation's year 2000 remediation efforts and administrative expenses as a result of the acquisitions of L. K. Bowman, Sunnyside Fresh Foods and Bickel's Potato Chip Co. These increased expenses were partially offset by the reduction in pension plan expense due to the termination of the defined benefit pension plans in fiscal 1998.

Interest Expense

Consolidated interest expense for fiscal 1999 increased $1,000 to $3,021,000 in fiscal 1999 compared to $3,020,000 in fiscal 1998. Seasonal borrowings increased in the current fiscal year but the impact on interest expense was totally offset by the lower borrowing rates, and the reduction of $1.5 million in long-term debt. Seasonal borrowing rate reductions reduced interest expense by $117,000, and interest paid on long-term debt decreased $154,000 during the current fiscal year.

Other Income (Expense)

Consolidated other income increased $282,000 to $844,000 for fiscal 1999 as compared to other income of $562,000 for fiscal 1998. Higher gain on the sales of fixed assets accounted for $273,000 of this increase. Gain on the sale of securities during fiscal 1999 increased $183,000. Offsetting the positive income items was increased foreign exchange loss of $50,000 during fiscal 1999.

Income Taxes

The provision for corporate federal and state income taxes for fiscal 1999 was $5.9 million or 38.2% of pretax earnings, as compared to $5.4 million or 38.9% of pretax earnings for 1998. The decrease in the effective rate was due to increased earnings in foreign jurisdictions with lower tax rates during the current fiscal year as compared to the prior fiscal year.

Net Earnings

Consolidated net earnings for fiscal 1999 were $9.5 million, or 3.3% of consolidated net sales as compared to $8.4 million or 3.2% of consolidated net sales for fiscal 1998. Positive profit performance of the new acquisitions, L.
K. Bowman, Sunnyside Fresh Foods and Bickel's Potato Chip Co., as well as the Corporation's food service products were the major contributing factors to the increased net earnings.

Year Ended May 31, 1998 Results Of Operations
Compared To Year Ended June 1, 1997

Net Sales

Consolidated net sales were $260.6 million for fiscal 1998 compared to $259.4 million for fiscal 1997, an increase of $1.2 million, or 0.5%. The increase in consolidated net sales was comprised of the following volume and sales price components:

Year Ended May 31, 1998
Increase (Decrease)

                     Volume          Sales Price             Combined
Frozen Sales         (2.1)%             (0.2)%                (2.3)%
Canned Sales          2.1%              (0.7)%                 1.4%
Prepared Foods        1.7%              (0.3)%                 1.4%
                      ----             -------                 ----
                      1.7%              (1.2)%                 0.5%
                      ====             =======                 ====

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

Selling Expense

Consolidated selling expenses represented 14.8% of consolidated net sales for fiscal 1998 and 14.4% for fiscal 1997. Promotion expense increased $1.5 million to $28.3 million for fiscal 1998 as compared to $26.8 million for fiscal 1997, as the Corporation spent additional promotion dollars to maintain market share in both the mid-Atlantic and southern region for its branded business.

In addition to promotion expense, the Corporation spent approximately $659,000 on advertising, including $228,000 relating to coupons, for fiscal 1998, compared to $2.2 million in advertising, including $1.7 million for coupons, for fiscal 1997.

Administrative Expenses

Consolidated administrative expenses were $12.3 million in fiscal 1998, or 4.7% of consolidated net sales, as compared to, $12.2 million, or 4.7% of consolidated net sales in 1997. The increase in consolidated administrative expenses was the result of increased pension plan expense partially offset by decreases in outside legal services. Included in administrative expenses for fiscal 1998 were $296,000 in legal fees paid in connection with the litigation described under "Legal Matters" in Note 10 to the Consolidated Financial Statements.

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

Other Income (Expense)

Consolidated other income increased $646,000 to $562,000 for fiscal 1998 as compared to expense of $84,000 for fiscal 1997. Foreign exchange and translation adjustment gains during fiscal 1998 accounted for 24% of this additional income. Gain on the sale of securities during fiscal 1998 accounted for 36% of the additional income. Reduced value added tax accounted for 14% of the change.

Income Taxes

The provision for corporate federal and state income taxes for fiscal 1998 was $5.4 million, or 38.9% of pretax earnings, as compared to a provision of $4.3 million, or 39.0% of pretax earnings for fiscal 1997.

Net Earnings

Consolidated net earnings for fiscal 1998 were $8.4 million, or 3.2% of consolidated net sales as compared to $6.7 million, or 2.6% of consolidated net sales, for fiscal 1997. Lower operating expenses, interest expense and decreased outside legal fees were the contribution factors to the increased net earnings.

Liquidity And Capital Resources

The discussion and analysis of the Corporation's liquidity and capital resources should be read in conjunction with the Consolidated Statements of Cash Flows, contained elsewhere herein.

Net working capital was $11.3 million at May 30, 1999 and $16.8 million at May 31, 1998. The current ratios were 1.15 and 1.31 on May 30, 1999 and May 31, 1998 respectively.

Net cash provided by operations for the fiscal year ended May 30, 1999 was $5.3 million, compared to $22.5 million for the fiscal year ended May 31, 1998. Sources of net cash provided by operations consisted principally of net earnings of $9.5 million and non-cash depreciation and amortization expense of $6.4 million The use of net cash for operations consisted primarily of increased inventory of $8.8 million and decreased accounts payable and accrued expenses of $1.5 million.

Net cash provided by operations for the fiscal year ended May 31, 1998 was $22.5 million, compared to $13.1 million for the fiscal year ended June 1, 1997. Sources of net cash provided by operations consisted principally of net earnings of $8.4 million, non-cash depreciation and amortization expense of $5.9 million, decreased inventory of $2.8 million, increased accounts payable and accrued expenses of $2.5 million, increased income taxes payable and other liabilities of $1.5 million, and decreased accounts receivable of $1.9 million.

Net cash used by investing activities for the fiscal year ended May 30, 1999 was $22.3 million as compared to $13.8 million for the fiscal year ended May 31, 1998. The principal use of funds was the upgrade and acquisition of property, plant, equipment and the purchase of businesses. During the period ended May 30, 1999, $14.7 million was spent on development and modernization of equipment as compared to $8.1 million in the fiscal year ended May 31, 1998. During the year ended May 30, 1999, $7.8 million was spent for the acquisition of other businesses. These projects were funded by internally generated funds and short term debt. The Corporation also uses operating leases to meet other equipment needs. The lease expense for the fiscal year ended May 30, 1998 was $3.6 million, up $300,000 from the fiscal year ended May 31, 1998.

Net cash used by investing activities for the fiscal year ended May 31, 1998 was $13.8 million as compared to $7.3 million for the fiscal year ended June 1, 1997. The principal use of funds was the upgrade and acquisition of property, plant, equipment and the purchase of businesses. During the period ended May 31, 1998, $8.1 million was spent on development and modernization of equipment as compared to $6.6 million in the fiscal year ended June 1, 1997. During the year ended May 31, 1998, $5.6 million was spent for the acquisition of other businesses. These projects were funded by internally generated funds. The Corporation also uses operating leases to meet other equipment needs. The lease expense for the fiscal year ended May 31, 1998 was $3.3 million, down $300,000 from the fiscal year ended June 1, 1997.

Net cash from financing activities was $16.9 million for the fiscal year ended May 30, 1999, compared to cash used for financing activities of $9.6 million for the fiscal year ended May 31, 1998. Seasonal borrowing amounting to $249.3 million was used throughout the fiscal year to fund operational needs. Seasonal borrowing, plus the cash overdraft, increased by $19.8 million at May 30, 1999 compared to May 31, 1998. Payments on long-term debt were $1.9 million. Management continues to monitor and evaluate the most cost effective means to finance its operations. The weighted average cost of seasonal borrowings was 5.35% for the fiscal year ended May 30, 1999 compared to 6.1% for the fiscal year ended May 31, 1998.

Net cash used for financing activities was $9.6 million for the fiscal year ended May 31, 1998, compared to cash used for financing activities of $3.6 million for the fiscal year ended June 1, 1997. Seasonal borrowing amounting to $144.3 million was used throughout the fiscal year to fund operational needs. Seasonal borrowing, plus the cash overdraft, decreased by $4.2 million at May 31, 1998 compared to June 1, 1997. Payments on long-term debt were $5.2 million. The weighted average cost of seasonal borrowing was 6.1% for the fiscal year ended May 31, 1998 and the fiscal year ended June 1, 1997.

At May 30, 1999 the Corporation has commitments from financial institutions to provide seasonal lines of credit in the amount of $65 million. Additional borrowing is permitted within prescribed parameters in existing debt agreements which contain certain performance covenants. At May 30, 1999, the Corporation was in compliance with all the provisions of its debt agreements as amended or waived.

The Corporation paid dividends of $951,000 during fiscal 1999 compared to $828,000 in fiscal 1998. In addition, the Corporation repurchased 1,738 shares of Class A and Class B Common Stock at a cost of $83,000 during the year ended May 30, 1999.

The Corporation believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

Market Risks

The Corporation is subject to market risk associated with changes in interest rates. To manage the risk of fluctuations in interest rates, the Corporation's borrowings are a mix of fixed and floating rate obligations. This includes the $14.3 million of unsecured senior notes payable that bear interest at an 8.74% fixed rate and are due in 2007. The Corporation also maintains short-term unsecured lines of credit that bear interest at floating rates.

The following table presents the expected maturity and effective interest rates of the Corporation's debt obligations (dollars in thousands):

                                    2000         2001       2002       2003       2004     Thereafter
      Fixed Rate
      Unsecured senior notes       $ 1,786      $1,786     $1,786     $1,786     $1,786     $5,356
      Effective interest rates        8.74%       8.74%      8.74%      8.74%      8.74%      8.74%
      Variable Rate
      Lines of Credit              $39,629          --         --         --         --         --
      Effective Interest Rate         5.35%         --         --         --         --         --

Impact Of Events And Commitments Of Future Operations

Competition in the Marketplace

The Corporation faced stiff competition from national and regional branded companies during the entire fiscal year 1999 in all of its market areas and management anticipates this competitive environment to continue throughout fiscal year 2000.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities that require a corporation to record the derivative instruments at fair value in the balance sheet. Furthermore, the derivative instrument must meet specific criteria or the change in its fair value is to be recognized in earnings in the period of change. To achieve hedge accounting treatment the derivative instrument needs to be part of a well-documented hedging strategy that describes the exposure to be hedged, the objective of the hedge and a measurable definition of its effectiveness in hedging the exposure. This Statement is effective as of the beginning of the first quarter of the fiscal year beginning after June 15, 2000. Adoption of this Statement is not expected to have a material effect on the Corporation's financial statements, as the Corporation currently does not enter into any derivative instrument or hedging activities.

Impact of Inflation and Changing Prices

The changes in cost and prices within the Corporation's business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

Year 2000

Many existing computer programs, including those utilized by the Corporation, use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, any computer applications could fail or create erroneous results by or at the Year 2000 (the "Year 2000 Issue"). The Corporation has retained an outside consultant to manage the Corporation's efforts to bring its computer system into Year 2000 compliance. The Corporation has contacted its customers, key suppliers and its equipment manufacturers in an attempt to ensure third party compliance.

In 1997, the Corporation established a management team to assess the Corporation's Year 2000 issues and to implement the Corporation's Year 2000 compliance program. The management team includes members of the Corporation's Management Information, Accounting and Finance Departments and certain officers of the Corporation. The Corporation has completed the majority of its implementation and testing program and currently anticipates having all of its information technology systems as well as non-information technology systems (which include the Corporation's telecommunications systems and food processing equipment) Year 2000 compliant by the end of the first quarter of Fiscal Year 2000. The Corporation is also in the process of developing a contingency plan in the event its systems are not Year 2000 compliant on a timely basis. The Corporation currently estimates the total costs associated with addressing the Year 2000 Issue to be approximately $490,000 with $98,000 remaining to be incurred subsequent to May 30, 1999 and anticipates that such costs will not materially affect the Corporation's future financial results.

As part of its Year 2000 compliance program, the Corporation is contacting and surveying vendors and customers with whom the Corporation does a material amount of business to determine whether these parties' systems (to the extent they relate to the Corporation's business) are subject to Year 2000 issues. The failure of the Corporation's material vendors or customers to convert their systems on a timely basis may have a material adverse effect on the Corporation's operations. The Corporation is in the process of developing a contingency plan in the event these vendors or customers with which the Corporation does a material amount of business are not Year 2000 compliant on a timely basis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated by reference from the Corporation's financial statements, the notes thereto, and the independent auditors report included in the Corporation's Annual Report to Shareholders for the year ended May 31, 1999.

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Hanover Foods Corporation:


We have audited the accompanying consolidated balance sheets of Hanover Foods Corporation and subsidiaries as of May 30, 1999 and May 31, 1998, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended May 30, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of May 30, 1999 and May 31, 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended May 30, 1999, in conformity with generally accepted accounting principles.




/s/ KPMG LLP
Harrisburg, Pennsylvania
July 9, 1999

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                       Consolidated Statements of Earnings
            Years ended May 30, 1999, May 31, 1998, and June 1, 1997


                                                 YEAR               YEAR             YEAR
                                                 ENDED              ENDED            ENDED
                                                MAY 30,            MAY 31,          JUNE 1,
                                                 1999               1998             1997
Net sales                                    $ 287,237,000       260,621,000      259,439,000
Cost of goods sold                             214,943,000       193,357,000      195,086,000
                                             -------------      ------------      -----------

            Gross profit                        72,294,000        67,264,000       64,353,000

Selling expenses                                42,091,000        38,656,000       37,453,000
Administrative expenses                         12,583,000        12,346,000       12,163,000
                                             -------------      ------------      -----------

            Operating profit                    17,620,000        16,262,000       14,737,000

Interest expense                                 3,021,000         3,020,000        3,666,000
Other (income) expenses - net                     (844,000)         (562,000)          84,000
                                             -------------      ------------      -----------

            Earnings before income taxes        15,443,000        13,804,000       10,987,000
Income taxes                                     5,904,000         5,367,000        4,281,000
                                             -------------      ------------      -----------

            Net earnings                         9,539,000         8,437,000        6,706,000
Dividends on preferred stock                        44,000            37,000           31,000
                                             -------------      ------------      -----------

            Net earnings applicable to
               Common stock                  $   9,495,000         8,400,000        6,675,000
                                             =============      ============      ===========

Basic earnings per common share              $       13.24             11.69             9.26
                                             =============      ============      ===========

Diluted earnings per common share            $       13.03             11.62             9.22
                                             =============      ============      ===========

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                           Consolidated Balance Sheets
                          May 30, 1999 and May 31, 1998

                                                               MAY 30,         MAY 31,
  ASSETS                                                        1999            1998
Current assets:
    Cash and cash equivalents                                $  2,214,000       2,337,000
    Accounts and notes receivable - net                        26,281,000      23,429,000
    Accounts receivable from related parties - net                242,000         389,000
    Inventories:
       Finished goods                                          39,199,000      31,185,000
       Raw materials and supplies                              14,510,000      11,777,000
    Prepaid expenses                                            1,733,000       2,244,000
    Deferred income taxes                                         917,000         365,000
                                                             ------------     -----------

            Total current assets                               85,096,000      71,726,000
                                                             ------------     -----------

Property, plant, and equipment - at cost:
    Land and buildings                                         44,006,000      35,171,000
    Machinery and equipment                                    93,585,000      86,965,000
    Leasehold improvements                                        383,000         374,000
                                                             ------------     -----------

                                                              137,974,000     122,510,000

Less accumulated depreciation and amortization                 78,573,000      72,641,000
                                                             ------------     -----------

                                                               59,401,000      49,869,000

Construction in progress                                        6,591,000       4,411,000
                                                             ------------     -----------

                                                               65,992,000      54,280,000
                                                             ------------     -----------

Other assets:
    Intangible assets - less accumulated amortization of
       $2,348,000 and $2,054,000                                2,293,000       2,323,000
    Other assets                                                3,860,000       2,678,000
                                                             ------------     -----------

Total assets                                                 $157,241,000     131,007,000
                                                             ============     ===========

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                     Consolidated Balance Sheets - continued
                          May 30, 1999 and May 31, 1998

                                                                         MAY 30,           MAY 31,
                   LIABILITIES AND STOCKHOLDERS' EQUITY                   1999              1998
Current liabilities:
    Accounts payable                                                 $  22,813,000        23,979,000
    Notes payable - banks                                               39,629,000        19,874,000
    Accrued expenses                                                     7,433,000         7,717,000
    Current maturities of long-term debt                                 1,859,000         1,859,000
    Income taxes payable                                                 2,103,000         1,498,000
                                                                     -------------      ------------

            Total current liabilities                                   73,837,000        54,927,000
                                                                     -------------      ------------

Long-term debt, less current maturities                                 12,500,000        14,359,000
Deferred income taxes                                                    4,331,000         4,686,000
Other  liabilities                                                       2,119,000         1,565,000
                                                                     -------------      ------------

            Total liabilities                                           92,787,000        75,537,000
                                                                     -------------      ------------

Stockholders' equity:
    Series A and B 8-1/4% cumulative convertible preferred stock           788,000           788,000
    Series C cumulative convertible preferred stock                        250,000           250,000
    Common stock, Class A - non-voting                                   8,729,000         8,729,000
    Common stock, Class B - voting                                      12,328,000        12,328,000
    Capital paid in excess of par value                                  2,143,000         2,143,000
    Retained earnings                                                   47,767,000        39,179,000
    Treasury stock, at cost                                             (8,076,000)       (7,993,000)
    Accumulated other comprehensive income                                 525,000            46,000
                                                                     -------------      ------------

                                                                        64,454,000        55,470,000
                                                                     -------------      ------------

Total liabilities and stockholders' equity                           $ 157,241,000       131,007,000
                                                                     =============      ============

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                    Consolidated Statements of Comprehensive
         Income Years ended May 30, 1999, May 31, 1998, and June 1, 1997

                                                        YEAR            YEAR           YEAR
                                                        ENDED           ENDED          ENDED
                                                       MAY 30,         MAY 31,        JUNE 1,
                                                        1999            1998           1997
Net earnings                                         $ 9,539,000      8,437,000      6,706,000
                                                     -----------     ----------      ---------
Other comprehensive income
    Unrealized gain (loss) on securities, net of
       Reclassification adjustments                      479,000       (118,000)        88,000
    Minimum pension liability adjustment (net of
       taxes of $0, $106,000, and $129,000)                   --        158,000        193,000
                                                     -----------     ----------      ---------
                                                     -----------     ----------      ---------

            Other comprehensive income                   479,000         40,000        281,000
                                                     -----------     ----------      ---------

Comprehensive income                                 $10,018,000      8,477,000      6,987,000
                                                     ===========     ==========      =========

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
            Years ended May 30, 1999, May 31, 1998, and June 1, 1997

                                                                     YEAR ENDED        YEAR ENDED         YEAR ENDED
                                                                       MAY 30,           MAY 31,            JUNE 1,
                                                                        1999              1998               1997
Cash flows from operating activities:
    Net earnings                                                   $   9,539,000         8,437,000         6,706,000
    Adjustments to reconcile net earnings to net cash
      provided by operating activities:
        Depreciation and amortization                                  6,366,000         5,939,000         5,595,000
        Gain on sale of property, plant, and equipment                  (279,000)           (6,000)          (21,000)
        Gain on sale of investments                                     (418,000)         (235,000)          (35,000)
        Deferred income taxes                                           (907,000)         (120,000)          156,000
        Change in assets and liabilities:
           Accounts and notes receivable                                (668,000)        1,856,000        (6,534,000)
           Inventories                                                (8,763,000)        2,774,000         5,643,000
           Prepaid expenses and other assets                             736,000          (113,000)        1,176,000
           Accounts payable and accrued expenses                      (1,450,000)        2,467,000          (226,000)
           Income taxes payable                                          605,000         1,140,000           248,000
           Other liabilities                                             554,000           339,000           421,000
                                                                   -------------      ------------      ------------

           Net cash provided by operating activities                   5,315,000        22,478,000        13,129,000
                                                                   -------------      ------------      ------------

Cash flows from investing activities:
    Purchases of business, net of cash acquired                       (7,833,000)       (5,578,000)               --
    Purchase of investments                                           (2,201,000)       (1,970,000)       (1,044,000)
    Sale of investments                                                1,877,000         1,827,000           235,000
    Acquisitions of property, plant, and equipment                   (14,697,000)       (8,133,000)       (6,565,000)
    Proceeds from dispositions of property, plant, and                   554,000            15,000            35,000
    equipment
                                                                   -------------      ------------      ------------

           Net cash used in investing activities                     (22,300,000)      (13,839,000)       (7,339,000)
                                                                   -------------      ------------      ------------

Cash flows from financing activities:
    Proceeds from notes payable                                      249,269,000       144,289,000       220,739,000
    Payment on notes payable                                        (229,514,000)     (148,529,000)     (220,722,000)
    Payment on long-term debt                                         (1,859,000)       (5,210,000)       (2,499,000)
    Payment on long-term capital lease obligations                            --                --          (152,000)
    Payment of dividends                                                (951,000)         (828,000)         (824,000)
    Common stock redemptions                                             (83,000)         (106,000)         (132,000)
    Preferred stock issuance                                                  --           770,000                --
                                                                   -------------      ------------      ------------

           Net cash provided by (used in) financing activities        16,862,000        (9,614,000)       (3,590,000)
                                                                   -------------      ------------      ------------

Net increase (decrease) in cash and cash equivalents                    (123,000)         (975,000)        2,200,000

Cash and cash equivalents, beginning of year                           2,337,000         3,312,000         1,112,000
                                                                   -------------      ------------      ------------

Cash and cash equivalents, end of year                             $   2,214,000         2,337,000         3,312,000
                                                                   =============      ============      ============

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
            Years ended May 30, 1999, May 31, 1998, and June 1, 1997

                                                   CUMULATIVE
                                                   CONVERTIBLE                  CUMULATIVE
                                                    PREFERRED                   CONVERTIBLE
                                                      STOCK                PREFERRED                COMMON                   COMMON
                                        TOTAL        SERIES A               STOCK                    STOCK                    STOCK
                                    STOCKHOLDERS'     AND B                SERIES C                 CLASS A                  CLASS B
                                       EQUITY        SHARES      AMOUNT     SHARES       AMOUNT     SHARES       AMOUNT      SHARES


Balance, June 2, 1996               $ 41,126,000     31,536     $788,000        --      $     --    349,120    $8,729,000   493,123
Net earnings                           6,706,000         --           --        --            --         --            --        --
Cash dividends per share:
    Preferred - $2.0625 annually         (31,000)        --           --        --            --         --            --        --
    Common - $1.10 annually             (793,000)        --           --        --            --         --            --        --
Redemption of common stock -
    Class A 2,124 shares,
    Class B 219 shares                  (132,000)        --           --        --            --         --            --        --

Other comprehensive income               281,000         --           --        --            --         --            --        --
                                    ------------   --------     --------   -------      --------    -------    ----------   -------
Balance, June 1, 1997               $ 47,157,000     31,536     $788,000        --      $     --    349,120     8,729,000   493,123
Net earnings                                  --         --           --        --            --         --            --        --
Cash dividends per share:
    Preferred - $2.0625 annually         (37,000)        --           --        --            --         --            --        --
    Common - $1.10 annually             (791,000)        --           --        --            --         --            --        --
Issuance of preferred stock              770,000         --           --    10,000       250,000         --            --        --

Redemption of common stock-
    Class A 1,882 shares,
    Class B 365 shares                  (106,000)        --           --        --            --         --            --        --

Other comprehensive income                40,000         --           --        --            --         --            --        --
                                    ------------   --------     --------   -------      --------    -------    ----------   -------
Balance, May 31, 1998               $ 55,470,000     31,536     $788,000    10,000       250,000    349,120     8,729,000   493,123
Net earnings                           9,539,000         --           --        --            --         --            --        --

Cash dividends per share:
    Preferred - $2.0625 annually         (44,000)        --           --        --            --         --            --        --
    Common - $1.2650 annually           (907,000)        --           --        --            --         --            --        --
Redemption of common stock -
    Class A 1,446 shares,
    Class B 292 shares                   (83,000)        --           --        --            --         --            --        --
Other comprehensive income               479,000         --           --        --            --         --            --        --
                                    ------------   --------     --------   -------      --------    -------    ----------   -------
Balance, May 30, 1999               $ 64,454,000     31,536     $788,000    10,000      $250,000    349,120    $8,729,000   493,123




                                                                                                            ACCUMULATED
                                                             CAPITAL PAID        TREASURY                      OTHER
                                                     IN EXCESS OF   RETAINED      STOCK                    COMPREHENSIVE
                                          AMOUNT      PAR VALUE     EARNINGS      SHARES        AMOUNTS        INCOME


Balance, June 2, 1996                  12,328,000     1,623,000    25,688,000     136,609    $(7,755,000)    (275,000)
Net earnings                                   --            --     6,706,000          --             --           --
Cash dividends per share:
    Preferred - $2.0625 annually               --            --       (31,000)         --             --           --
    Common - $1.10 annually                    --            --      (793,000)         --             --           --
Redemption of common stock -
    Class A 2,124 shares,
    Class B 219 shares                         --            --            --       2,343       (132,000)          --

Other comprehensive income                     --            --            --          --             --      281,000
                                    ------------      ---------    ---------      -------    -----------     --------
Balance, June 1, 1997                  12,328,000     1,623,000    31,570,000     138,952    $(7,887,000)       6,000
Net earnings                                   --            --     8,437,000          --             --           --
Cash dividends per share:
    Preferred - $2.0625 annually               --            --       (37,000)         --             --           --
    Common - $1.10 annually                    --            --      (791,000)         --             --           --
Issuance of preferred stock                    --       520,000            --          --             --           --

Redemption of common stock-
    Class A 1,882 shares,
    Class B 365 shares                         --            --            --       2,247       (106,000)          --

Other comprehensive income                     --            --            --          --             --       40,000
                                    ------------      ---------    ---------      -------    -----------     --------
Balance, May 31, 1998                  12,328,000     2,143,000    39,179,000     141,199    $(7,993,000)      46,000
Net earnings                                   --            --     9,539,000          --             --           --

Cash dividends per share:
    Preferred - $2.0625 annually               --            --       (44,000)         --             --           --
    Common - $1.2650 annually                  --            --      (907,000)         --             --           --
Redemption of common stock -
    Class A 1,446 shares,
    Class B 292 shares                         --            --            --       1,738        (83,000)          --
Other comprehensive income                     --            --            --          --             --      479,000
                                    ------------      ---------    ---------      -------    -----------     --------
Balance, May 30, 1999                  12,328,000     2,143,000    47,767,000     142,937     (8,076,000)     525,000

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                          May 30, 1999 and May 31, 1998


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Description of Business

Hanover Foods Corporation (the Company) is a vertically integrated processor of vegetable products in one industry segment. The Company is involved in the growing, processing, canning, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels. The Company has operations in five plants in Pennsylvania, one plant in Delaware, one plant in New Jersey, and two plants in Guatemala. The Company's ten largest customers accounted for approximately 35%, 42%, and 45% of the Company's net sales for the years ended May 30, 1999, May 31, 1998, and June 1, 1997, respectively. The Company's ten largest customers account for approximately 21% and 27% of the Company's accounts receivable as of May 30, 1999 and May 31, 1998, respectively. No single customer accounted for more than 10% of net sales for the years ended May 30, 1999, May 31, 1998, and June 1, 1997. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or a few suppliers.
Revenue is recognized from sales when products are shipped.

         (b)      Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hanover Foods Corporation and its subsidiaries, which are Consumers Packing Corporation (T/A Hanover Foods - Lancaster Division), Spring Glen Fresh Foods, Inc., Hanover Insurance Corporation, Ltd., The Nittany Corporation, and Tri-Co. Foods Corp. and its subsidiaries - Alimentos Congelados Monte Bellos, S.A. (ALCOSA) and Sunwise Corporation, all of which are wholly-owned. During the year ended May 30, 1999, the Company purchased certain assets of Bickel's Potato Chip Co., Inc. and Draper-King Cole, Inc. and Draper Canning Corporation, which are included as part of Hanover Foods. During the year ended May 31, 1998, the Company purchased L. K. Bowman, Inc. and L. K. Bowman Pacific, Inc., which are included as part of Hanover Foods, and purchased certain assets of Sunnyside Foods, which are included in Spring Glen Fresh Foods, Inc. All significant intercompany balances and transactions have been eliminated.

         (c)      Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion.

         (d)      Cash and Cash Equivalents

Cash equivalents of $449,000 and $707,000 at May 30, 1999 and May 31, 1998, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

         (e)      Investments

Investments of $3,668,000 and $2,447,000, at May 30, 1999 and May 31, 1998,
respectively, classified as available-for-sale securities, are included in other noncurrent assets and measured at fair value. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income until realized. Net unrealized gains were $525,000, $46,000, and $164,000 at May 30, 1999, May 31, 1998, and June 1, 1997, respectively.

The reconciliation of the reclassification adjustments related to unrealized gains and losses on securities included in comprehensive income for the respective fiscal year are as follows:


                                                1999           1998           1997
                                             ---------      ---------      ---------
Unrealized holding gains arising during
    period                                   $ 897,000        117,000        123,000
Reclassification adjustments for gains
    included in net income                    (418,000)      (235,000)       (35,000)
                                             ---------      ---------      ---------
Net unrealized gain (loss) on securities     $ 479,000       (118,000)        88,000
                                             =========      =========      =========

         (f)      Fair Value of Financial Instruments

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

         (g)      Inventories

Inventories are stated at the lower of cost (determined by average cost which approximates the first-in, first-out method) or market.

         (h)      Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred; additions and betterments that materially increase the lives of the related assets are capitalized. Upon retirement, sale, or other disposition of buildings and equipment, cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

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

         (i)      Intangible Assets

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

         (j)      Insurance

The Company, through its wholly-owned insurance subsidiary, is self-insured with respect to certain general liability and workers' compensation claims. Excess insurance coverage is maintained for general liability and workers' compensation claims.

Reinsurance premiums assumed are taken to income in the accounting period in which they are reported to the Company by the primary insurer on an earned basis.

Outstanding claims include a provision for claims reported as advised to the Company by the primary insurer and a provision for incurred but not reported claims based upon the advice of the primary insurer on the ultimate liability of the Company under the reinsurance assumed or, in the absence of such an evaluation, the provision is based upon the best estimate of the ultimate liability of the Company.

         (k)      Income Taxes

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

         (l)      Research and Development

Research and development costs are expensed as incurred. Research and development costs amounted to $612,000, $588,000, and $622,000, for the years ended May 30, 1999, May 31, 1998, and June 1, 1997, respectively.

         (m)      Promotional Costs

Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

         (n)      Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses amounted to $1,897,000, $659,000, and $2,184,000 for the years ended May 30, 1999, May 31,
1998, and June 1, 1997, respectively (including manufacturer coupon expense of $1,235,000, $228,000, and $1,655,000, respectively).

         (o)      Earnings per Share

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

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS No. 128 requires restatement of all prior-period earnings per share data presented

         (p)      Fiscal Year End

The Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The fiscal years ended May 30, 1999, May 31, 1998, and June 1, 1997, were comprised of 52 weeks.

         (q)      Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         (r)      Reclassifications

Certain prior amounts have been reclassified to conform to classifications adopted in the current year.

(2)      NOTES PAYABLE - BANKS

The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $65,000,000, of which $39,629,000 was borrowed (including an overdraft of $2,127,000) at May 30, 1999 and $19,874,000 was borrowed (including an overdraft of $2,108,000) at May 31, 1998. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus fifty to seventy-five basis points. The second method is based upon the financial institution's "calculated cost of funds" plus an earnings modification. The weighted-average interest rate on short-term borrowings at May 30, 1999 and May 31, 1998, was 5.35% and 6.1%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended May 30, 1999 and May 31, 1998 and June 1, 1997 was approximately $39,629,000, $27,999,000, and $35,024,000.

(3)      LONG-TERM DEBT

The long-term debt of the Company and its subsidiaries consists of:

                                                              MAY 30, 1999    MAY 31, 1998
                                                              -----------     -----------
8.74% unsecured senior notes payable to
    an insurance company, due through 2007                    $14,285,000      16,071,000

Installment obligation payable to a related party, due in
    equal annual installments through 2000; interest at
    prime rate (7.75% at May 30, 1999)                             74,000         147,000
                                                              -----------     -----------

Total long-term debt                                           14,359,000      16,218,000
Less current maturities                                         1,859,000       1,859,000
                                                              -----------     -----------

Long-term debt, excluding current maturities                  $12,500,000      14,359,000
                                                              ===========     ===========

The term loan agreements with the insurance corporation and seasonal borrowing with financial institutions (note 2), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements, at May 30, 1999, $35,419,000 of retained earnings are restricted from distribution. The Company is in compliance with the restrictive provisions in the agreements as amended or waived as of May 30, 1999.

       The aggregate long-term debt maturities follow:

                   FOR THE FISCAL YEAR ENDING:

                     2000                            $ 1,859,000
                     2001                              1,786,000
                     2002                              1,786,000
                     2003                              1,786,000
                     2004                              1,786,000
                     Thereafter                        5,356,000
                                                     ------------
                   Total                             $14,359,000
                                                     ============


 (4)     LEASES

The Company has several noncancelable operating leases, primarily for equipment, that expire over the next three years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended May 30, 1999, May 31, 1998, and June 1, 1997, amounted to $3,591,000, $3,330,000, and $3,586,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of May 30, 1999 are:

                                                            OPERATING
                FOR THE FISCAL YEAR ENDING:                   LEASES
                                                            ------------
                   2000                                     $    850,000
                   2001                                          710,000
                   2002                                          491,000
                   2003                                          262,000
                   Thereafter                                     65,000
                                                            ------------
                Total minimum lease payments                $  2,378,000
                                                            ============



(5)      CAPITAL STOCK

The Company's capital stock consists of Class A Nonvoting Common Stock, Class B Voting Common Stock, 8 1/4% Series A and B Cumulative Convertible Preferred Stock, and Series C Convertible Preferred Stock. Holders of Class B Common Stock have one vote per share. No other classes of stock have voting rights except as discussed below.

The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 10,000 shares of Series C Convertible Preferred Stock to the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan). At least a majority of the trustees of the Company's 401(k) Savings Plan (or similar employee benefit plan), who are appointed by the Board of Directors, must be "disinterested directors" of the Company. If the Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified below, the Amended and Restated Articles permit each of the 10,000 shares of Series C Convertible Preferred Stock the right to cast 35 votes in the election of directors, and each share of Class A Common Stock would have one-tenth (1/10) of a vote per share, thereby enabling them to influence the ultimate result of the election by the Class B shareholders. The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal (not previously approved by the Board of Directors) to further amend the Articles of Incorporation or By-Laws or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C Convertible Preferred Stock ceases five (5) years after its issuance in 1998. Under the Amended and Restated Articles, each of the shares of Series C Convertible Preferred Stock is convertible into one share of Class A Common Stock and is not entitled to vote except in the event that the Class B shareholders cannot agree in writing on the composition of the Board of Directors or on other important matters specified above.

The following summarizes the Company's capital stock at May 30, 1999 and May 31, 1998:

                                                          MAY 30, 1999                   MAY 31, 1998
                                                  ------------------------------ ------------------------------
                                                     ISSUED        OUTSTANDING      ISSUED       OUTSTANDING
                                                  -------------  --------------- ------------- ----------------
     Series A  8 1/4% cumulative
         convertible preferred stock - $25
         par value, 60,000 shares authorized         15,268          6,548         15,268          6,548

     Series B  8 1/4% cumulative
         convertible preferred stock - $25
         par value, 60,000 shares authorized         16,268          8,496         16,268          8,496

     Series C cumulative convertible
         preferred stock - $25 par value,
         10,000 shares authorized                    10,000         10,000         10,000         10,000

     Class A nonvoting common stock-
         $25 par value, 800,000 shares
         authorized                                 349,210        289,414        349,210        290,860

     Class B voting common stock-
         $25 par value, 880,000 shares
         authorized                                 493,123        426,474        493,123        426,766


At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At May 30, 1999, the outstanding Series A and B Preferred Stock could be converted into 4,236 shares of Class A Common Stock.

(6)      RELATED PARTY TRANSACTIONS

The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. The Company believes that the cost of such purchases and sales are competitive with alternative sources of supply and markets. Transactions with related parties are summarized below:

                                                YEAR ENDED          YEAR ENDED       YEAR ENDED
                                                 MAY 30,             MAY 31,           JUNE 1,
                                                   1999                1998             1997
                                                ------------        ----------       ----------
     Revenues:
         Park 100 Foods, Inc.                    $2,627,000         4,365,000         3,155,000

     Corporate charges:
         Snyder's of Hanover, Inc.                  188,000           181,000           175,000

     Expenditures:
         Lippy Brothers, Inc.                       956,000           304,000         1,044,000
         James G. Sturgill                           48,000            68,000           135,000
         ARWCO Corporation                           15,000            33,000            29,000
         Warehime Enterprises, Inc.                  78,000           125,000           177,000
         John A. and Patricia M. Warehime            58,000            56,000            52,000
         Park 100 Foods, Inc.                        85,000           209,000           283,000
         The Cannery Press, Inc.                         --                --            14,000
         Patti & John's, Inc.                            --                --            10,000

     Accounts receivable:
         Snyder's of Hanover, Inc.                   32,000            48,000            15,000
         Warehime Enterprises                            --             3,000                --
         Park 100 Foods, Inc.                       210,000           346,000           906,000

     Accounts payable:
         Warehime Enterprises, Inc.                      --                --             1,000
         Park 100 Foods, Inc.                            --                --            30,000
         James G. Sturgill                               --             7,000                --
         ARWCO Corporation                               --             1,000                --

     Notes payable:
         Warehime Enterprises, Inc.                      --                --           375,000
         Cyril T. Noel                               74,000           147,000           221,000

In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 10), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney's fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended May 30, 1999, May 31, 1998, and June 1, 1997 was approximately $72,000, $37,000, and
$303,000, respectively.

On April 1, 1996, the Company entered into a stock purchase agreement with John
R. Miller, Jr. to purchase 1,210 shares of the Company's Voting Class B Common Stock and 5,990 shares of the Company's Non-voting Class A Common Stock over a four-year period. The April 22, 1997 Voting Agreement provides that John R. Miller, Jr. will vote all shares of the Company Common Stock, which he is entitled to vote as directed by the Board of Directors, provided Clayton J. Rohrbach, Jr., Arthur S. Schaier, and Cyril T. Noel, or a majority of them, vote in favor of the matter to vote all shares of both classes of common stock beginning April 1, 1996 and ending March 31, 2001. At May 30, 1999, the Company has purchased 985 shares of the Company's Voting Class B Common Stock for approximately $72,000 and 4,924 shares of the Company's Non-voting Class A Common Stock for approximately $207,000.

A portion of rental expense included in note 4 was paid to ARWCO Corporation; Park 100 Foods, Inc.; Warehime Enterprises, Inc.; Centre Foods Enterprises, Inc.; and Food Service East, Inc., all of which are related companies through common control. The amounts were $169,000, $149,000, and $307,000 for the years ended May 30, 1999, May 31, 1998, and June 1, 1997, respectively. The portion of rental commitments included in note 4 due these companies is summarized as follows:

FOR THE FISCAL YEARS ENDING:
    2000                                             $ 15,000
    2001                                               15,000


(7)      BENEFIT PLANS

         (a)      Defined Contribution Plan

The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee's deferral up to 5%. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 5). The Company's contribution to the 401(k) plan for the periods ended May 30, 1999, May 31, 1998, and June 1, 1997, was $576,000, $583,000, and $557,000, respectively.

         (b)      Frozen Defined Benefit Retirement Plans

The Company previously amended its noncontributory, defined benefit plans to freeze benefit accruals effective August 31, 1992, and also took action to terminate the plans effective August 31, 1992. On November 12, 1993, the Board of Directors rescinded its previous action to terminate the plans and has placed the plans in a frozen status. During September 1997, the Company terminated the plans and distributed substantially all net assets to the participants.

Net periodic pension cost included the following components:

                                                  YEAR              YEAR
                                                 ENDED             ENDED
                                                MAY 31,            JUNE 1,
                                                 1998              1997
                                              -----------        ----------
     Interest cost                            $  555,000            520,000
     Actual return on plan assets
         (gain) loss                            (362,000)        (1,330,000)
     Amortization of unrecognized loss             5,000             11,000
     Deferral of asset gain (loss) and
         other costs                             736,000            823,000
                                              ----------         ----------

     Net pension cost                         $  934,000             24,000
                                              ==========         ==========


Net pension cost for the year ended May 31, 1998 includes loss on termination of the Plans and adjustment of prior year additional minimum pension liability. Assumptions used in accounting for the pension plans included discount rates ranging from 7.09% to 7.25% and an expected long-term rate of return on assets of 7.0%.

         (c)      Postretirement Benefits Other Than Pensions

Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

                                                                             MAY 30,             MAY 31,
                                                                              1999                 1998
                                                                          -------------       ------------
     Change in benefit obligation
         Benefit obligation at beginning of year                           $(2,591,000)         (1,574,000)
         Service cost                                                         (117,000)            (16,000)
         Interest cost                                                        (243,000)           (177,000)
         Amortization of transition obligation                                 (73,000)            (73,000)
         Plan assumptions                                                      129,000            (894,000)
         Change in plan                                                       (977,000)                 --
         Benefits paid                                                         127,000             163,000
         Other                                                                  97,000             (20,000)
                                                                           -----------         -----------

                 Benefit obligation at end of year                          (3,648,000)         (2,591,000)
                                                                           -----------         -----------

     Change in plan assets
         Fair value of plan assets at beginning of year                             --                  --
         Contributions                                                         127,000             163,000
         Benefits paid                                                        (127,000)           (163,000)
                                                                           -----------         -----------

                 Fair value of plan assets at end of year                           --                  --
                                                                           -----------         -----------

     Funded status:
         Unrecognized net (gain) loss                                          574,000             745,000
         Unrecognized prior service cost                                       916,000                  --
         Unrecognized transition liability, amortized over 20 years          1,080,000           1,153,000
                                                                           -----------         -----------
         Accrued postretirement benefit cost                               $(1,078,000)           (693,000)
                                                                           ===========         ===========

A discount rate of 7.25%, and 7.00% for May 30, 1999 and May 31, 1998, respectively, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

The cost of postretirement benefits other than pensions consisted of the following components:

                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                  MAY 30,          MAY 31,         JUNE 1,
                                                    1999            1998           1997
                                                  --------        --------        --------
     Service cost                                 $117,000          16,000          22,000
     Interest cost                                 243,000         177,000         113,000
     Amortization of transition obligation          73,000          73,000          73,000
     Other amortization and deferral                79,000          20,000          (1,000)
                                                  --------        --------        --------
                                                  $512,000         286,000         207,000
                                                  ========        ========        ========

The assumed postretirement health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% for fiscal year May 30, 1999, decreasing each year to an ultimate rate of 5.0% in 2004 and thereafter.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of May 30, 1999 by $698,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended May 30, 1999 by $92,000.

         (d)      Employment and Deferred Compensation Agreements

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

The Amended Employment Agreement provides for annual increases (but not decreases) in the employee's annual salary equal to the greater of 5% of the prior year's salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime's annual base salary for fiscal 1999 and 1998 was $606,000 and $578,000, respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee's legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company's pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (non-voting) Stock at the option of the employee. For the years ended May 30, 1999, May 31, 1998, and June 1 ,1997, the bonus accrued under this agreement was $394,000, $422,000, and $450,000, respectively.

The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company's performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended May 30, 1999, May 31, 1998, and June 1, 1997, the long-term performance bonus accrued under this agreement was $108,000, $162,000, and $175,000, respectively.

The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age 65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $624,000, $411,000, and $350,000, for the years ended May 30, 1999, May 31,
1998, and June 1, 1997, respectively. The projected benefit obligation was approximately $1,747,000 and $1,123,000 at May 30, 1999 and May 31, 1998,
respectively.

The Amended Employment Agreement was revised effective as of August 1, 1997 to make certain clarifying changes and to require that bonus payments to Mr. Warehime in any taxable year in excess of $1.0 million would be subject to shareholder approval.

On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the "Knisely Agreement"). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year's salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of May 31, 1999, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,173,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee's death) for the later of one year from the date of such termination or the death of the employee.

The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee's average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee's termination if the employee is no longer employed by the Company and the employee has attained the age of 55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely's expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $81,000, $60,000, and $47,000 for the years ended May 30, 1999, May 31, 1998, and June 1, 1997, respectively. The projected benefit obligation was approximately $188,000 and $107,000 at May 30, 1999 and May 31, 1998,
respectively.

The Company also entered into a change in control severance agreement with Alan
T. Young, which provides for termination compensation if Mr. Young's employment is terminated: (i) involuntarily or (ii) involuntarily, following a reduction in base salary, duties, and responsibilities, within 24 months of a change in control. A "change in control" shall be deemed to occur if John A, Warehime ceases to be Chief Executive Officer of the Company or ceases to have the power and authority of the Chief Executive Officer. Pursuant to the terms of this agreement, any payment due thereunder shall be made over a two year period no less frequently than monthly and all payments during any twelve month period shall not in the aggregate exceed the officer's total cash compensation (salary and bonus) received from the Company during fiscal 1997.

All payments made pursuant to this agreement are subject to the further conditions that: (i) the officer maintain the confidentiality of the Company's trade secrets, customer lists, and other proprietary information of the Company;
(ii) for a period of two years following the termination of the officer, neither the officer or his employer or business associate shall enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer's termination; and (iii) for a period of two years following the termination, the officer shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If Mr. Young was terminated on May 30, 1999 under circumstances entitling him to severance payments pursuant to this agreement, the aggregate amount due to Mr. Young under this agreement was $387,000.

The Company is also committed to another employee, Patricia H. Townsend, under a previous employment contract, which provides for minimum salary levels, annual adjustments, as well as incentive bonuses and for a term, which ends in March 2004. Provisions contained in the agreement provide for continuation of the remuneration for the remainder of the term of the agreement in the event of termination, incapacity, death, or disability. The estimated commitment for future salaries through the duration of the agreement as of May 30, 1999 was approximately $345,000.

 (8)     INCOME TAXES

Total income taxes for the years ended May 30, 1999, May 31, 1998, and June 1, 1997 were attributable to the following:

                                       MAY 30,            MAY 31,           JUNE 1,
                                        1999               1998              1997
                                      ----------        ----------        ----------
     Income from operations           $5,904,000         5,367,000         4,281,000
     Minimum pension liability
         adjustment                           --           106,000           129,000
                                      ----------        ----------        ----------
                                      $5,904,000         5,473,000         4,410,000
                                      ==========        ==========        ==========

       Income tax expense (benefit) attributable to income from operations consists of:

                            YEAR ENDED                      YEAR ENDED                       YEAR ENDED
                           MAY 30, 1999                    MAY 31, 1998                     JUNE 1, 1997
                 -----------------------------      ----------------------------      ---------------------------
                    FEDERAL           STATE           FEDERAL            STATE           FEDERAL         STATE
                  -----------      -----------      -----------      -----------      -----------     -----------
     Current      $ 5,602,000          986,000        4,866,000          905,000        3,644,000         610,000
     Deferred        (532,000)        (152,000)        (311,000)         (93,000)          47,000         (20,000)
                  -----------      -----------      -----------      -----------      -----------     -----------
                  $ 5,070,000          834,000        4,555,000          812,000        3,691,000         590,000
                  ===========      ===========      ===========      ===========      ===========     ===========


There is no income tax attributable to the income from foreign subsidiaries since the foreign entities were not subject to taxes on income in 1999, 1998, and 1997.

A reconciliation of the Company's effective tax rate to the amount computed by applying the federal income tax rate of 35% to income before taxes expressed in percentages, follows:

                                                                YEAR       YEAR      YEAR
                                                                ENDED     ENDED      ENDED
                                                               MAY 30,   MAY 31,    JUNE 1,
                                                                1999       1998      1997
                                                               ------    ------    -------
     Federal income tax rate                                    35.0%      35.0%      35.0%
     Increase (decrease) in taxes:
         State taxes - net of federal tax                        3.4        3.9        3.5
         Income in foreign subsidiary with no current tax       (1.3)      (0.3)      (1.7)
         Other items - net                                       1.1        0.3        2.2
                                                                ----       ----       ----
     Effective income tax rate                                  38.2%      38.9%      39.0%
                                                                ====       ====       ====

The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at May 30, 1999 and May 31, 1998, follow:

                                                            MAY 30,          MAY 31,
                                                             1999             1998
                                                          ------------     ------------
     Deferred tax liabilities:
         Property, plant and equipment                    $(5,539,000)      (5,875,000)
         Employee benefit obligations                              --         (217,000)
         Other                                               (149,000)        (208,000)
                                                          -----------      -----------
                 Total gross deferred tax liabilities      (5,688,000)      (6,300,000)
                                                          -----------      -----------

     Deferred tax assets:
         Inventory costs                                      195,000          172,000
         Accrued expenses and other liabilities             1,298,000        1,016,000
         Pension and postretirement benefits                  380,000          298,000
         Net operating loss carryforwards                     287,000          371,000
         Other                                                114,000          122,000
                                                          -----------      -----------
                 Total gross deferred tax assets            2,274,000        1,979,000
                                                          -----------      -----------
     Net deferred tax liability                           $(3,414,000)      (4,321,000)
                                                          ===========      ===========

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

The Company has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $3,475,000 at May 30, 1999.

Acquisitions

During the year ended May 30, 1999, the Company purchased certain assets of Bickel's Potato Chip Co. Inc. (Bickel's) and Draper-King Cole, Inc. and Draper Canning Corporation (collectively "Draper"). During the year ended May 31, 1998, the Company purchased assets and assumed certain liabilities of L. K. Bowman, Inc. and L.K. Bowman Pacific, Inc. (collectively "Bowman") and purchased certain assets of Sunnyside Foods. All of these acquisitions were accounted for under the purchase method and were not considered to be material to the Company's results of operations for the years ended May 30, 1999 and May 31, 1998, respectively. The allocation of purchase price is as follows:

       (a)        Acquisitions made during the year ended May 30, 1999

          Accounts receivable               $2,032,000
          Inventory                          1,984,000
          Other current assets                  13,000
          Property, plant and equipment      3,704,000
          Goodwill                             100,000
                                            ----------
          Total purchase price              $7,833,000
                                            ==========

(b)      Acquisitions made during the year ended May 31, 1998

          Accounts receivable               $ 1,830,000
          Inventory                           4,312,000
          Other current assets                   41,000
          Property, plant and equipment       2,373,000
          Intangible assets                     300,000
          Goodwill                            1,535,000
          Accounts payable                   (1,838,000)
          Debt                               (2,975,000)
                                            -----------
          Total purchase price              $ 5,578,000
                                            ===========


 (10)    COMMITMENTS AND CONTINGENCIES

         (a)      Letter of Credit

As of May 30, 1999, the Company's wholly-owned reinsurance corporation had outstanding two letters of credit in the amount of $400,000 and $1,206,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

         (b)      Legal Matters

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

On February 13, 1997, the Board of Directors proposed an amendment and restatement of the Company's Articles of Incorporation (the "Amended and Restated Articles") which provides that if all of the following Class B shareholders (or their Estates upon death of such stockholders) Michael A. Warehime, John A. Warehime, Sally W. Yelland, J. William Warehime, and Elizabeth
W. Stick (all members of the Warehime family), do not agree in writing to composition of the Company's Board of Directors or other important matters specified below on or after the 1998 annual shareholders' meeting, the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan), acting as fiduciaries for the employees who participate in the Plan, and the Class A shareholders may become entitled to vote in the manner described Amended and Restated Articles.

The Amended and Restated Articles created a Series C Convertible Preferred Stock (see note 5) and also classified the terms of the Board of Directors commencing with the election at the 1997 annual shareholders' meeting and permit directors to be elected for four year terms as permitted by Pennsylvania law.

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

Michael Warehime filed an appeal from the denial of his motion to enjoin the previously described Amended and Restated Articles and the Amendment thereto. On December 2, 1998, the Pennsylvania Superior Court, in a two to one decision, held that although John Warehime had acted in good faith and in the best interest of the Company in voting for the Amended and Restated Articles as trustee of the Warehime voting trust, Mr. Warehime nevertheless breached his fiduciary duty to the beneficiaries of the Warehime voting trust in so voting. On December 16, 1998, Michael Warehime filed a motion for clarification requesting that the Pennsylvania Superior Court issue an order invalidating the Amended and Restated Articles and that motion was denied in banc. On March 10, 1999, John Warehime and the other directors filed a petition for allowance of appeal with the Pennsylvania Supreme Court and no decision has as yet been rendered.

The Company is involved in various other claims and legal actions including environmental matters arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

         (c)      Stock Repurchase Plan

The Company has agreed to purchase the Company's Class A Common Stock purchased or owned by employees prior to April 20, 1988. This guarantee of repurchase by the Company is for an indefinite period of time. No shares were repurchased under this plan for the year ended May 31, 1998. Shares repurchased under this plan amounted to 22 and 1,251 during the years ended May 30, 1999 and June 1, 1997, respectively. As of May 30, 1999, there are 10,557 shares outstanding that would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $1,119,000, based on the most recent appraised value per share as of May 30, 1999.

(11)     FOREIGN OPERATIONS

The Company's foreign subsidiary, Alimentos Congelados Monte Bello, S.A. (ALCOSA) produces food products in Guatemala which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

                                   MAY 30,         MAY 31,         JUNE 1,
                                    1999           1998             1997
                                 -----------      ----------      ----------
          Revenues               $15,213,000      11,190,000      13,991,000
          Cost of goods sold      13,963,000      10,433,000      12,162,000
          Assets                   8,942,000       9,344,000       9,968,000



ALCOSA maintains its accounting records in quetzales, although, for financial reporting purposes, the accounting records have been remeasured to be expressed in U.S. dollars. The financial statements of ALCOSA have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other (income) expenses - net and amount to a gain of $13,000, a gain of $73,000, and a loss of $78,000, for the years ended May 30, 1999, May 31, 1998, and June 1, 1997, respectively. At May 30, 1999, the prevailing exchange rate was Q 6.85 to U.S. $1.00.

(12) RECONCILIATION OF NUMERATOR AND DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE

                                                    YEAR           YEAR          YEAR
                                                   ENDED          ENDED          ENDED
                                                   MAY 30,        MAY 31,        JUNE 1,
                                                    1999           1998          1997
                                                 ----------     ----------     ----------
     Numerator for basic earnings per share:
         Net earnings applicable to
            common stock                         $9,495,000      8,400,000      6,675,000
                                                 ----------     ----------     ----------
     Effect of dilutive securities:
         8 1/4% cumulative convertible
            preferred stock                          31,000         31,000         31,000
         4.40% cumulative convertible
            preferred stock                          13,000          6,000             --
                                                 ----------     ----------     ----------

     Net earnings assuming dilution              $9,539,000      8,437,000      6,706,000
                                                 ==========     ==========     ==========

     Denominator:
         Basic weighted-average shares              716,974        718,712        720,811
     Effect of dilutive securities:
         8 1/4% cumulative convertible
            preferred stock                           4,921          5,786          6,604
         4.40% cumulative convertible
            preferred stock                          10,000          1,603             --
                                                 ----------     ----------     ----------

     Diluted weighted-
         average shares                             731,895        726,101        727,415
                                                 ==========     ==========     ==========

     Basic earnings per share                    $    13.24          11.69           9.26
     Diluted earnings per share                       13.03          11.62           9.22
                                                 ==========     ==========     ==========


(13)     STATEMENT OF CASH FLOW INFORMATION

                                                                    YEAR         YEAR             YEAR
                                                                    ENDED       ENDED            ENDED
                                                                   MAY 30,      MAY 31,          JUNE 1,
                                                                     1999        1998            1997
                                                                 ----------     ----------     ----------
     Supplemental disclosure of cash paid for:
         Interest                                                $3,061,000      2,979,000      3,653,000
         Income taxes                                             5,983,000      4,594,000      3,134,000
                                                                 ==========     ==========     ==========
     Non-cash investing activities, acquisition of business:
            Fair value of assets acquired                        $7,833,000     10,391,000             --
            Cash paid                                             7,833,000      5,578,000             --
                                                                 ----------     ----------     ----------
            Liabilities assumed                                  $       --      4,813,000             --
                                                                 ==========     ==========     ==========

                            QUARTERLY FINANCIAL DATA

Dollars in thousands                                 First          Second            Third           Fourth
(except per share)                                  quarter         quarter          quarter          quarter
-------------------------------------------------------------------------------------------------------------
1999
     Net sales                                   $    58,538     $    80,705     $    72,946     $    75,048
     Gross profit                                     14,613          20,223          18,219          19,239
     Net earnings                                      1,636           3,242           1,885           2,776
     Net earnings per common share - Basic              2.26            4.51            2.61            3.86
     Net earnings per common share - Diluted            2.23            4.43            2.56            3.81
     Cash Dividends per  common share                   0.44           0.275           0.275           0.275
-------------------------------------------------------------------------------------------------------------

1998

     Net sales                                   $    55,892     $    68,110     $    67,923     $    68,696
     Gross profit                                     13,199          16,925          17,388          19,752
     Net earnings                                      1,527           2,512           2,156           2,242
     Net earnings per common share - Basic              3.48            2.98            3.10            2.11
     Net earnings per common share - Diluted            3.47            2.96            3.08            2.11
     Cash Dividends per  common share                  0.275           0.275           0.275           0.275
-------------------------------------------------------------------------------------------------------------


MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Although the Corporation's Class A. Common Stock is currently traded on the NASDAQ Bulletin Board under the symbol "HNFSA," trading in the Class A Common Stock is very sporadic. As a result of the limited market for Class A Common Stock, shareholders are cautioned not to place undue reliance on bid prices contained herein as indicators of the true value of the shares of Class A Common Stock.

The following table sets forth the high and low bid prices per share of the Class A Common Stock on a quarterly basis of the past two fiscal years as provided by NASDAQ, as well as dividends paid per share.

     Quarter Ended           High        Low      Dividends
     -------------           ----        ---      ---------
     March 2, 1997         $ 35.00     $ 31.00    $ 0.275
     June 1, 1997            36.00       34.00      0.275
     August 31, 1997         41.50       35.50      0.275
     November 30, 1997       44.00       36.75      0.275
     March 1, 1998           43.50       43.50      0.275
     May 31, 1998            53.00       43.50      0.275
     August 30, 1998         56.25       56.25      0.440
     November 29, 1998      57.125       57.00      0.275
     February 28, 1999       58.50       58.50      0.275
     May 30, 1999            60.75       59.50      0.275

As of May 30, 1999 there were 395 record holders and approximately 550 beneficial holders of the Class A Common Stock.

DIVIDEND POLICY

The Company has maintained a policy of paying a quarterly dividend of $0.275 per share. In addition, on August 15, 1998, the Company paid a special 15% dividend or $0.165 per share. The continuing payment by the Company of dividends in the future is the sole discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4:00 p.m., September 16, 1999, at the offices of the Company located at 1486 York Street, Hanover, Pennsylvania.

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended May 30, 1999, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

                  Gary T. Knisely
                  Hanover Foods Corporation
                  1486 York Road
                  P.O. Box 334
                  Hanover, PA  17331
                  717-632-6000