Form 10-K405, Exhibit 13
period 2000-05-28
HANOVER FOODS CORP /PA/
filed 2000-08-23
CIK 853733

                                   EXHIBIT 13

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

FORWARD LOOKING STATEMENTS

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties. including but not limited to quarterly fluctuations in operating results, competition, state and federal regulation, environmental considerations and foreign operations. Such factors, which are discussed in the Annual Report, could affect the Company's financial performance and could cause the Company's actual result for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

DESCRIPTION OF BUSINESS

The Corporation is a vertically integrated processor of food products in one industry segment. The Corporation is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks as well as other branded, customer and private labels. The Corporation has operations in ten plants in Pennsylvania, one plant in Delaware, and two plants in Guatemala. The Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. See Note 6 of the note to the Consolidated Financial Statements.

The Corporation's fiscal year ends at the close of operations on the Sunday nearest to May 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended May 28, 2000 to the year ended May 30, 1999, and the fiscal year ended May 30, 1999 to the year ended May 31, 1998.

YEAR ENDED MAY 28, 2000 RESULTS OF OPERATIONS
COMPARED TO YEAR ENDED MAY 30, 1999

NET SALES

Consolidated net sales were $300.3 million for fiscal 2000 compared to $287.2 million for fiscal 1999, an increase of $13.1 million, or 4.6%. The increase in consolidated net sales was comprised of the following volume and sales price components:

                            Volume   Sales Price   Combined
Frozen Foods                 2.2%       (2.2)%        --
Canned Foods                 2.2%       (1.5)%        .7%
Prepared/Snack Foods         6.5%       (2.6)%       3.9%
                            ----        ----         ---
                            10.9%       (6.3)%       4.6%

The increased volume in frozen sales was principally due to higher sales levels in the Branded Retail Frozen due to the concentration on selling our premium frozen brands. The increase in volume was partially offset by a decrease in industrial sales. The decreased sales prices in frozen sales were principally due to lower prices on Food Service and Private Label commodity frozen products due to competitive market conditions.

The increased volume in canned sales was principally due to higher private label sales levels. The increase in volume was partially offset by a decrease in government bid sales. The decreased sales prices in canned sales was principally due to lower prices on Food Service and Private Label tomato products due to competitive market conditions.

Prepared foods and snacks showed an increase in sales attributable to sales of Bickel's Potato Chip Co., (Bickel's) acquired in October 1998 and sales from York Foods, Inc., York Snacks, Inc., and Bon Ton Foods, Inc. acquired in January 2000. The increased volume was partially offset by a decrease in other prepared foods due to the reduction in sales to a major restaurant chain. The decreased sales prices in prepared foods and snacks were principally due to a change in the mix of goods sold.

COST OF GOODS SOLD

Consolidated cost of goods sold represents 75.0% of consolidated net sales for fiscal 2000 compared to 74.8% for fiscal 1999. The consolidated cost of sales increased $10.4 million to $225.3 million in fiscal 2000 as compared to $214.9 million in fiscal 1999. The addition of York Foods, Inc., York Snacks Inc., and Bon Ton Foods, Inc. in January 2000 accounted for the dollar increase. The increase in cost of goods sold as a percentage of net sales for the current fiscal year resulted primarily due to the impact of the planned reduction in frozen commodity production to balance inventories and start up costs on a new industrial frozen account.

SELLING EXPENSES

Consolidated selling expenses represented 14.8% of consolidated net sales for fiscal 2000 and 14.7% for fiscal 1999. Promotion expenses increased $1.1 million to $30.4 million for fiscal year 2000 as compared to $29.3 million for fiscal 1999 as the corporation spent additional promotion dollars to increase market share in its premium frozen brands this fiscal year.

In addition to promotion expense, the Corporation spent $703,000 on advertising, including $52,000 relating to coupons for fiscal 2000, compared to $1.9 million in advertising, including $1.2 million for coupons for fiscal 1999.

Management intends to continue to direct promotional dollars to gain additional market share and increased distribution of its brands. Management is constantly reviewing the effectiveness of its retail promotional programs in an effort to increase profitable sales.

ADMINISTRATIVE EXPENSES

Consolidated administrative expenses were $13.2 million to fiscal 2000 or 4.4% of consolidated net sales, as compared to $12.6 million, or 4.4% of consolidated net sales in 1999. The increase in dollars was primarily attributed to discretionary bonuses granted in December 1999 and additional expenses due to the acquisition of York Foods, Inc., York Snacks, Inc., and Bon Ton Foods, Inc. in January 2000.

INTEREST EXPENSE

Consolidated interest expenses for fiscal 2000 increased $1.0 million to $4.0 million compared to $3.0 million in fiscal 1999. The increase is due to additional borrowings during the period to cover inventory increases and acquisitions, as well as higher average borrowing rates for the current fiscal year.

OTHER INCOME (EXPENSE)

Consolidated other income decreased $459,000 to $385,000 for fiscal 2000 as compared to other income of $844,000 for fiscal 1999. Increased foreign exchange loss accounted for $328,000 of the decrease, with reduced gains on the sales of fixed assets accounted for $187,000 of this decrease.

INCOME TAXES

The provision for corporate federal and state income tax for fiscal year 2000 was $5.0 million or 36.8% of pretax earnings, as compared to $5.9 million or 38.2% of pretax earnings for 1999. The decrease in the effective rate was primarily due to increased earnings, that were not subject to income taxes, in foreign jurisdictions during the current fiscal year as compared to the prior fiscal year.

NET EARNINGS

Consolidated net earnings for fiscal year 2000 were $8.6 million, or 2.9% of consolidated net sales as compared to $9.5 million or 3.3% of consolidated net sales for fiscal 1999 as a result of the factors discussed above.

YEAR ENDED MAY 30, 1999 RESULTS OF OPERATIONS
COMPARED TO YEAR ENDED MAY 31, 1998

NET SALES

Consolidated net sales were $287.2 million for fiscal 1999 compared to $260.6 million for fiscal 1998, an increase of $26.6 million, or 10.2%. The increase in consolidated net sales was comprised of the following volume and sales price components:

YEAR ENDED MAY 30, 1999
INCREASE (DECREASE)

                           VOLUME   SALES PRICE   COMBINED
Frozen Foods                (.5)%      (1.1)%      (1.6)%
Canned Foods                5.3%        2.7%        8.0%
Prepared/Snack Foods        4.6%        (.8)%       3.8%
                            ---         ---        ----
                            9.4%         .8%       10.2%

The decreased volume in frozen sales was principally due to lower industrial sales levels due to the loss of a major meat customer in October 1998. This decrease in volume was partially offset by an increase in the food service product sales.

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

COST OF GOODS SOLD

Consolidated cost of goods sold represented 74.8% of consolidated net sales for fiscal 1999 compared to 74.2% for fiscal 1998. The consolidated cost of sales increased $21.5 million to $214.9 million in fiscal 1999 as compared to $193.4 million in fiscal 1998. The additions of our new acquisitions, L. K. Bowman, Sunnyside Fresh Foods, and Bickel's Potato Chip Co., accounted for 100% of the dollar increase. The increase in cost of goods sold as a percentage of net sales for the current fiscal year resulted primarily from the increase in the cost of frozen operation, due to the reduction in industrial volume, partially off-set by the reduction in the cost of operations in canning and prepared foods, as well as the loss of an industrial meat customer, whose sales were at higher than average cost.

SELLING EXPENSES

Consolidated selling expenses represented 14.7% of consolidated net sales for fiscal 1999 and 14.8% for fiscal 1998. Promotion expense increased $1.3 million to $29.3 million for fiscal 1999 as compared to $28.0 million for fiscal 1998 as the Company spent additional promotion dollars to maintain market share in the mid-Atlantic region and to increase market share in the south for its branded business.

In addition to promotion expense, the Company spent $1,897,000 on advertising, including $1,235,000 relating to coupons, for fiscal 1999, compared to $659,000 in advertising, including $228,000 for coupons for fiscal 1998.

ADMINISTRATIVE EXPENSES

Consolidated administrative expenses were $12.6 million in fiscal 1999, or 4.4% of consolidated net sales, as compared to $12.3 million, or 4.7% of consolidated net sales in 1998. The increase in dollars was attributed to increased expenditures in outside consulting services for the Company's year 2000 remediation efforts and administrative expenses as a result of the acquisitions of L. K. Bowman, Sunnyside Fresh Foods and Bickel's Potato Chip Co. These increased expenses were partially offset by the reduction in pension plan expense due to the termination of the defined benefit pension plans in fiscal 1998.

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

INCOME TAXES

The provision for corporate federal and state income taxes for fiscal 1999 was $5.9 million or 38.2% of pretax earnings, as compared to $5.4 million or 38.9% of pretax earnings for 1998. The decrease in the effective rate was primarily due to increased earnings, that were not subject to income taxes, in foreign jurisdictions during the current fiscal year as compared to the prior fiscal year.

NET EARNINGS

Consolidated net earnings for fiscal 1999 were $9.5 million, or 3.3% of consolidated net sales as compared to $8.4 million or 3.2% of consolidated net sales for fiscal 1998. Positive profit performance of the new acquisitions, L.
K. Bowman, Sunnyside Fresh Foods and Bickel's Potato Chip Co., as well as the Company's food service products were the major contributing factors to the increased net earnings.

LIQUIDITY AND CAPITAL RESOURCES

The discussion and analysis of the Corporation's liquidity and capital resources should be read in conjunction with the Consolidated Statements of Cash Flows, contained elsewhere herein.

Net working capital was $7.6 million at May 28, 2000 and $10.8 million at May 30, 1999. The current ratio was 1.09 and 1.15 on May 28, 2000 and May 30, 1999 respectively.

Net cash provided by operations for the fiscal year ended May 28, 2000 was $11.6 million, compared to $5.3 million for the fiscal year ended May 30, 1999. Sources of net cash provided by operations consisted principally of net earnings of $8.6 million and non-cash depreciation and amortization expense of $7.7 million. The use of net cash for operations consisted primarily of increased inventory of $4.3 million.

Net cash provided by operations for the fiscal year ended May 30, 1999 was $5.3 million, compared to $22.5 million for the fiscal year ended May 31, 1998. Sources of net cash provided by operations consisted principally of net earnings of $9.5 million and non-cash depreciation and amortization expense of $6.4 million. The use of net cash for operations consisted primarily of increased inventory of $8.8 million and decreased accounts payable and accrued expenses of $1.5 million.

Net cash used by investing activities for the fiscal year ended May 28, 2000 was $16.8 million as compared to $22.3 million for the fiscal year ended May 30, 1999. The principal use of funds was the upgrade and acquisition of property, plant and equipment and the purchase of businesses. During the year ended May 28, 2000, $14.2 million was spent on development and modernization of equipment as compared to $14.7 million in the fiscal year ended May 30, 1999. During the year ended May 28, 2000, $4.5 million was spent for the acquisition of other businesses. These projects were funded by internally generated funds and short term debt. The Corporation also uses operating leases to meet other equipment needs. The lease expense for the fiscal year ended May 28, 2000 was $2.7 million, a decrease of $848,000 from the fiscal year ended May 30, 1999.

Net cash used by investing activities for the fiscal year ended May 30, 1999 was $22.3 million as compared to $13.8 million for the fiscal year ended May 31, 1998. The principal use of funds was the upgrade and acquisition of property, plant and equipment and the purchase of businesses. During the period ended May 30, 1999, $14.7 million was spent on development and modernization of equipment as compared to $8.1 million in the fiscal year ended May 31, 1998. During the year ended May 30, 1999, $7.8 million was spent for the acquisition of other businesses. These projects were funded by internally generated funds and short term debt. The Corporation also uses operating leases to meet other equipment needs. The lease expense for the fiscal year ended May 30, 1999 was $3.6 million, up $300,000 from the fiscal year ended May 31, 1998.

Net cash from financing activities was $9.9 million for the fiscal year ended May 28, 2000, compared to $16.9 million for the fiscal year ended May 30, 1999. Seasonal borrowing amounting to $321.4 million was used throughout the fiscal year to fund operating needs. Seasonal borrowing increased by $12.8 million as of May 28, 2000 compared to May 30, 1999. Payments on long-term debt were $1.9 million. The weighted average cost of seasonal borrowing was 7.02% for the fiscal year ended May 28, 2000 compared to 5.35% for the fiscal year ended May 30, 1999.

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

At May 28, 2000 the Company has commitments from financial institutions to provide seasonal lines of credit in the amount of $85 million. Additional borrowing is permitted within prescribed parameters in existing debt agreements which contain certain performance covenants. At May 28, 2000, the Company was in compliance with all the provisions of its debt agreements as amended or waived.

The Company paid dividends of $908,000 during fiscal 2000 compared to $951,000 in fiscal 1999. In addition, the Company repurchased 1,290 shares of Class A and Class B Common Stock at a cost of $58,000 during the year ended May 28, 2000 and repurchased 1,738 shares of Class A and Class B Common Stock at a cost of $83,000 during the year ended May 30, 1999.

The Company believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

MARKET RISKS

The Company is subject to market risk associated with changes in interest rates. To manage the risk of fluctuations in interest rates, the Company's borrowings are a mix of fixed and floating rate obligations. This includes the $12.5 million of unsecured senior notes payable that bear interest at an 8.74% fixed rate and are due in 2007. The Company also maintains short-term unsecured lines of credit that bear interest at floating rates.

The following table presents the expected maturity and effective interest rates of the Company's debt obligations (dollars in thousands):


-------------------------------------------------------------------------------------------
                            2001       2002       2003       2004       2005     Thereafter

FIXED RATE
Unsecured senior notes    $ 1,786    $ 1,786    $ 1,786    $ 1,786    $ 1,786     $ 3,570
Effective interest rate      8.74%      8.74%      8.74%      8.74%      8.74%       8.74%
VARIABLE RATE
Lines of Credit           $52,380         --         --         --         --          --
Effective Interest Rate      7.02%        --         --         --         --          --


IMPACT OF EVENTS AND COMMITMENTS OF FUTURE OPERATIONS

COMPETITION IN THE MARKETPLACE

The Company faced stiff competition from national and regional branded companies during the entire fiscal year 2000 in all of its market areas and management anticipates this competitive environment to continue throughout fiscal year 2001.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and in June 2000 issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities which amended SFAF No. 133. These Statement establish comprehensive accounting and reporting standards for derivative instruments and hedging activities that require a company to record the derivative instruments at fair value in the balance sheet. Furthermore, the derivative instrument must meet specific criteria or the change in its fair value is to be recognized in earnings in the period of change. To achieve hedge accounting treatment the derivative instrument needs to be part of a well-documented hedging strategy that describes the exposure to be hedged, the objective of the hedge and a measurable definition of its effectiveness in hedging the exposure. These Statements are effective as of the beginning of the first quarter of the fiscal year beginning after June 15, 2000. Adoption of these Statements is not expected to have a material effect on the Company's financial statements, as the Company currently does not enter into any derivative instrument or hedging activities.

During May 2000, the Emerging Issues Task Force (EITF) of the FASB released EITF Issue No. 00-14, Accounting for Certain Sales Incentives, which specifies accounting requirements for certain sales incentives a company provides to customers. The Company has not determined the impact of this Issue on the Company's financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The changes in cost and prices within the Company's business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

  FINANCIAL HIGHLIGHTS FIVE YEAR (IN THOUSANDS EXCEPT SHARE AND PRE-SHARE DATA)


                                           MAY 28,      MAY 30,      MAY 31,      JUNE 1,      MAR 31,
                                              2000         1999         1998         1997         1996
Net Sales                                 $300,265     $287,237     $260,621     $259,439     $262,920
Earnings before income taxes              $ 13,648     $ 15,443     $ 13,804     $ 10,987     $    633
Net Earnings                              $  8,619     $  9,539     $  8,437     $  6,706     $    420
Net Earnings per common share-basic
                                          $  11.99     $  13.24     $  11.69     $   9.26     $    .53
Net Earnings per common share-diluted
                                          $  11.82     $  13.03     $  11.62     $   9.22     $    .53
Basic Weighted-average shares
                                           715,249      716,974      718,712      720,811      729,608
Diluted weighted-average shares
                                           729,389      731,895      726,101      727,415      729,608
Common shares outstanding-year end
                                           714,670      715,888      717,626      719,731      723,108
Preferred shares outstanding-year end
                                            24,764       25,044       25,044       15,044       15,044
Working Capital                           $  7,566     $ 10,841     $ 16,799     $ 17,122     $ 15,044
Property, plant and equipment-net
                                          $ 73,484     $ 65,992     $ 54,280     $ 49,722     $ 49,205
Long-term debt                            $ 10,741     $ 12,500     $ 14,359     $ 16,219     $ 18,453
Stockholders' equity                      $ 72,312     $ 64,454     $ 55,470     $ 47,157     $ 42,509
Total assets                              $179,512     $157,241     $131,007     $124,031     $128,368
Dividend per common share                 $   1.21     $  1.265     $   1.10     $   1.10     $   1.10

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Hanover Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hanover Foods Corporation and subsidiaries as of May 28, 2000 and May 30, 1999, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended May 28, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of May 28, 2000 and May 30, 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended May 28, 2000, in conformity with accounting principles generally accepted in the United States of America.




/s/KPMG LLP
Harrisburg, Pennsylvania
July 7, 2000

                                             Consolidated Statements of Earnings

                        Years ended May 28, 2000, May 30, 1999, and May 31, 1998


                                               YEAR               YEAR               YEAR
                                               ENDED              ENDED              ENDED
                                              MAY 28,            MAY 30,            MAY 31,
                                               2000               1999               1998

Net sales                                 $ 300,265,000        287,237,000        260,621,000
Cost of goods sold                          225,294,000        214,943,000        193,357,000
                                          -------------      -------------      -------------

          Gross profit                       74,971,000         72,294,000         67,264,000

Selling expenses                             44,438,000         42,091,000         38,656,000
Administrative expenses                      13,232,000         12,583,000         12,346,000
                                          -------------      -------------      -------------

         Operating profit                    17,301,000         17,620,000         16,262,000

Interest expense                              4,038,000          3,021,000          3,020,000
Other (income) expenses - net                  (385,000)          (844,000)          (562,000)
                                          -------------      -------------      -------------

         Earnings before income taxes        13,648,000         15,443,000         13,804,000
Income taxes                                  5,029,000          5,904,000          5,367,000
                                          -------------      -------------      -------------

         Net earnings                         8,619,000          9,539,000          8,437,000
Dividends on preferred stock                     43,000             44,000             37,000
                                          -------------      -------------      -------------

          Net earnings applicable to
             common stock                 $   8,576,000          9,495,000          8,400,000
                                          =============      =============      =============

Basic earnings per common share           $       11.99              13.24              11.69
                                          =============      =============      =============

Diluted earnings per common share         $       11.82              13.03              11.62
                                          =============      =============      =============


See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

May 28, 2000, May 30, 1999


                                                             MAY 28,          MAY 30,
  ASSETS                                                      2000             1999

Current assets:
  Cash and cash equivalents                               $  6,978,000       2,214,000
  Accounts and notes receivable - net                       28,382,000      25,863,000
  Accounts receivable from related parties - net               129,000         242,000
  Inventories:
    Finished goods                                          44,777,000      39,199,000
    Raw materials and supplies                              14,415,000      14,510,000
  Prepaid expenses                                           1,563,000       1,733,000
  Deferred income taxes                                        812,000         917,000
                                                          ------------    ------------

         Total current assets                               97,056,000      84,678,000
                                                          ------------    ------------

Property, plant, and equipment - at cost:
  Land and buildings                                        47,438,000      44,006,000
  Machinery and equipment                                  106,691,000      93,585,000
  Leasehold improvements                                       531,000         383,000
                                                          ------------    ------------

                                                           154,660,000     137,974,000

Less accumulated depreciation and amortization              84,697,000      78,573,000
                                                          ------------    ------------

                                                            69,963,000      59,401,000

Construction in progress                                     3,521,000       6,591,000
                                                          ------------    ------------

                                                            73,484,000      65,992,000
                                                          ------------    ------------

Other assets:
  Intangible assets - less accumulated amortization of
   $2,609,000 and $2,348,000                                 4,013,000       2,293,000
  Other assets                                               4,959,000       4,278,000
                                                          ------------    ------------

Total assets                                              $179,512,000     157,241,000
                                                          ============    ============

See accompanying notes to consolidated financial statements.

                                                   May 28, 2000 and May 30, 1999



                                                                      MAY 28,           MAY 30,
           LIABILITIES AND STOCKHOLDERS' EQUITY                        2000              1999

Current liabilities:
  Accounts payable                                                $  26,533,000        22,813,000
  Notes payable - banks                                              52,380,000        39,629,000
  Accrued expenses                                                    7,696,000         7,433,000
  Current maturities of long-term debt                                1,821,000         1,859,000
  Income taxes payable                                                1,060,000         2,103,000
                                                                  -------------     -------------

                                 Total current liabilities           89,490,000        73,837,000
                                                                  -------------     -------------

Long-term debt, less current maturities                              10,741,000        12,500,000
Deferred income taxes                                                 4,170,000         4,331,000
Other  liabilities                                                    2,799,000         2,119,000
                                                                  -------------     -------------

                                 Total liabilities                  107,200,000        92,787,000
                                                                  -------------     -------------

Stockholders' equity:
  Series A and B 8-1/4% cumulative convertible preferred stock          781,000           788,000
  Series C Cumulative Convertible Preferred Stock                       250,000           250,000
  Common stock, Class A - non-voting                                  8,731,000         8,729,000
  Common stock, Class B - voting                                     12,328,000        12,328,000
  Capital paid in excess of par value                                 2,148,000         2,143,000
  Retained earnings                                                  55,478,000        47,767,000
  Treasury stock, at cost                                            (8,134,000)       (8,076,000)
  Accumulated other comprehensive income                                730,000           525,000
                                                                  -------------     -------------

    Total stockholders' equity                                       72,312,000        64,454,000
                                                                  -------------     -------------

Total liabilities and stockholders' equity                        $ 179,512,000       157,241,000
                                                                  =============     =============

Consolidated Statements of Comprehensive Income

Years ended May 28, 2000, May 30, 1999, and May 31, 1998



                                                     YEAR          YEAR          YEAR
                                                     ENDED         ENDED         ENDED
                                                    MAY 28,       MAY 30,       MAY 31,
                                                     2000          1999          1998

Net earnings                                      $8,619,000     9,539,000     8,437,000
                                                  ----------    ----------    ----------
Other comprehensive income
  Unrealized gain (loss) on securities, net of
    reclassification adjustments                     205,000       479,000      (118,000)
  Minimum pension liability adjustment (net of
    taxes of $0, $0, and $106,000)                        --            --       158,000
                                                  ----------    ----------    ----------

        Other comprehensive income                   205,000       479,000        40,000
                                                  ----------    ----------    ----------

Comprehensive income                              $8,824,000    10,018,000     8,477,000
                                                  ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

                                           Consolidated Statements of Cash Flows

                        Years ended May 28, 2000, May 30, 1999, and May 31, 1998

                                                                    YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                                      MAY 28,           MAY 30,           MAY 31,
                                                                       2000              1999              1998
Cash flows from operating activities:
  Net earnings                                                    $   8,619,000         9,539,000         8,437,000
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
     Depreciation and amortization                                    7,677,000         6,366,000         5,939,000
     Gain on sale of property, plant, and equipment                     (92,000)         (279,000)           (6,000)
     Gain on sale of investments                                       (142,000)         (418,000)         (235,000)
     Deferred income taxes                                              (56,000)         (907,000)         (120,000)
     Change in assets and liabilities:
       Accounts and notes receivable                                   (910,000)         (668,000)        1,856,000
       Inventories                                                   (4,336,000)       (8,763,000)        2,774,000
       Prepaid expenses and other assets                                123,000           736,000          (113,000)
       Accounts payable and accrued expenses                          1,128,000        (1,450,000)        2,467,000
       Income taxes payable                                          (1,043,000)          605,000         1,140,000
       Other liabilities                                                680,000           554,000           339,000
                                                                  -------------     -------------     -------------

       Net cash provided by operating activities                     11,648,000         5,315,000        22,478,000
                                                                  -------------     -------------     -------------

Cash flows from investing activities:
  Purchases of business, net of cash acquired                        (4,524,000)       (7,833,000)       (5,578,000)
  Purchase of investments                                            (1,002,000)       (2,201,000)       (1,970,000)
  Sale of investments                                                   810,000         1,877,000         1,827,000
  Acquisitions of property, plant, and equipment                    (14,202,000)      (14,697,000)       (8,133,000)
  Proceeds from dispositions of property, plant, and equipment        2,123,000           554,000            15,000
                                                                  -------------     -------------     -------------

       Net cash used in investing activities                        (16,795,000)      (22,300,000)      (13,839,000)
                                                                  -------------     -------------     -------------

Cash flows from financing activities:
  Proceeds from notes payable                                       321,358,000       144,289,000
                                                                                                        249,269,000
  Payment on notes payable                                         (308,607,000)     (229,514,000)     (148,529,000)
  Payment on long-term debt                                          (1,874,000)       (1,859,000)       (5,210,000)
  Payment of dividends                                                 (908,000)         (951,000)         (828,000)
  Common stock redemptions                                              (58,000)          (83,000)         (106,000)
  Preferred stock issuance                                                   --                --           770,000
                                                                  -------------     -------------     -------------

       Net cash provided by (used in) financing activities            9,911,000        16,862,000        (9,614,000)
                                                                  -------------     -------------     -------------

Net increase (decrease) in cash and cash equivalents                  4,764,000          (123,000)         (975,000)

Cash and cash equivalents, beginning of year                          2,214,000         2,337,000
                                                                                                          3,312,000
                                                                  -------------     -------------     -------------

Cash and cash equivalents, end of year                            $   6,978,000         2,214,000         2,337,000
                                                                  =============     =============     =============

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
              Years ended May 28, 2000, May 30, 1999, May 31, 1998

                                                    CUMULATIVE
                                                    CONVERTIBLE               CUMULATIVE
                                                     PREFERRED                CONVERTIBLE
                                                       STOCK                   PREFERRED
                                       TOTAL          SERIES A                   STOCK
                                    STOCKHOLDERS'      AND B                    SERIES C
                                       EQUITY         SHARES        AMOUNT       SHARES       AMOUNT

Balance, June 1, 1997               $ 47,157,000       31,536     $ 788,000          --     $      --

Net earnings                           8,437,000           --            --          --            --
Cash dividends per share:
    Preferred - $2.0625 annually         (37,000)          --            --          --            --
    Common - $1.10 annually             (791,000)          --            --          --            --
Issuance of common stock                 770,000                                 10,000       250,000
Redemption of common stock -
    Class A 1,882 shares,                     --           --            --          --            --
    Class B 365 shares                  (106,000)          --            --          --            --
Other comprehensive income                40,000           --            --          --            --
                                    -------------------------------------------------------------------

Balance, May 31, 1998               $ 55,470,000       31,536     $ 788,000      10,000     $ 250,000

Net earnings                           9,539,000           --            --          --            --
Cash dividends per share:
    Preferred - $2.0625 annually         (44,000)          --            --          --            --
    Common - $1.2650 annually           (907,000)          --            --          --            --

Redemption of common stock                    --
    Class A 1,446 shares,                     --           --            --          --            --
    Class B 292 shares                   (83,000)          --            --          --            --
Other comprehensive income               479,000           --            --          --            --
                                    -------------------------------------------------------------------

Balance, May 30, 1999               $ 64,454,000       31,536     $ 788,000      10,000     $ 250,000

Net earnings                           8,619,000           --            --          --            --
Cash dividends per share:
    Preferred - $2.0625 annually         (43,000)          --            --          --            --
    Common - $1.21 annually             (865,000)          --            --          --            --
Redemption of common stock                    --           --            --          --            --
    Class A 1,066 shares, and
    Class B 224 shares                   (58,000)          --            --          --            --
     Stock Conversion                         --         (280)       (7,000)         --            --
Other comprehensive income               205,000           --            --          --            --
Balance, May 28, 2000               $ 72,312,000       31,256     $ 781,000      10,000     $ 250,000
=======================================================================================================

                                      COMMON                 COMMON                  CAPITAL PAID
                                       STOCK                  STOCK                    IN EXCESS
                                     CLASS A                 CLASS B                      OF
                                      SHARES      AMOUNT      SHARES     AMOUNT        PAR VALUE

Balance, June 1, 1997                349,2100   $8,729,000   493,123   $12,328,000     1,623,000

Net earnings                               --           --        --            --            --
Cash dividends per share:
    Preferred - $2.0625 annually           --           --        --            --            --
    Common - $1.10 annually                --           --        --            --            --
Issuance of common stock                   --           --        --            --       520,000
Redemption of common stock -
    Class A 1,882 shares,                  --           --        --            --            --
    Class B 365 shares                     --           --        --            --            --
Other comprehensive income                 --           --        --            --            --
                                    ----------------------------------------------------------------

Balance, May 31, 1998                 349,210   $8,729,000   493,123   $12,328,000     2,143,000

Net earnings                               --           --        --            --            --
Cash dividends per share:
    Preferred - $2.0625 annually           --           --        --            --            --
    Common - $1.2650 annually              --           --        --            --            --

Redemption of common stock
    Class A 1,446 shares,                  --           --        --            --            --
    Class B 292 shares                     --           --        --            --            --
Other comprehensive income                 --           --        --            --            --
                                    ----------------------------------------------------------------

Balance, May 30, 1999                 349,210   $8,729,000   493,123   $12,328,000     2,143,000

Net earnings                               --           --        --            --            --
Cash dividends per share:
    Preferred - $2.0625 annually           --           --        --            --            --
    Common - $1.21 annually                --           --        --            --            --
Redemption of common stock                 --           --        --            --            --
    Class A 1,066 shares, and
    Class B 224 shares                     --           --        --            --            --
     Stock Conversion                      72        2,000        --            --         5,000
Other comprehensive income                 --           --        --            --            --
Balance, May 28, 2000                 349,282   $8,731,000   493,123   $12,328,000     2,148,000
====================================================================================================

                                                                               ACCUMULATED
                                                   TREASURY                       OTHER
                                      RETAINED      STOCK                     COMPREHENSIVE
                                      EARNINGS      SHARES       AMOUNT          INCOME

Balance, June 1, 1997               $ 31,570,000    138,952   $(7,887,000)        6,000

Net earnings                           8,437,000         --            --            --
Cash dividends per share:
    Preferred - $2.0625 annually         (37,000)        --            --            --
    Common - $1.10 annually             (791,000)        --            --            --
Issuance of common stock                      --         --            --            --
Redemption of common stock -
    Class A 1,882 shares,                     --         --            --            --
    Class B 365 shares                        --      2,247      (106,000)           --
Other comprehensive income                    --         --            --        40,000
                                    ---------------------------------------------------

Balance, May 31, 1998               $ 39,179,000    141,199   $(7,993,000)       46,000

Net earnings                           9,539,000         --            --            --
Cash dividends per share:
    Preferred - $2.0625 annually         (44,000)        --            --            --
    Common - $1.2650 annually           (907,000)        --            --            --

Redemption of common stock
    Class A 1,446 shares,                     --         --            --            --
    Class B 292 shares                        --      1,738       (83,000)           --
Other comprehensive income                    --         --            --       479,000
                                    ---------------------------------------------------

Balance, May 30, 1999                 47,767,000    142,937   $(8,076,000)      525,000

Net earnings                           8,619,000         --            --            --
Cash dividends per share:
    Preferred - $2.0625 annually         (43,000)        --            --            --
    Common - $1.21 annually             (865,000)        --            --            --
Redemption of common stock
    Class A 1,066 shares, and
    Class B 224 shares                        --      1,290       (58,000)           --
     Stock Conversion                         --         --
Other comprehensive income                    --         --            --       205,000
Balance, May 28, 2000               $ 55,478,000    144,227   $(8,134,000)      730,000
=======================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
MAY 28, 2000 AND MAY 30, 1999

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   DESCRIPTION OF BUSINESS

            Hanover Foods Corporation (the Company) is a vertically integrated processor of food products in one industry segment. The Company is involved in the growing, processing, canning, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels. The Company has operations in ten plants in Pennsylvania, one plant in Delaware, and two plants in Guatemala. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or a few suppliers. Revenue is recognized when products are shipped.

      (b)   PRINCIPLES OF CONSOLIDATION

            The accompanying consolidated financial statement include the accounts of Hanover Foods Corporation and its subsidiaries, which are Consumers Packing Company (T/A Hanover Foods - Lancaster Division), Spring Glen Fresh Foods, Inc., Bickel's Snack Foods, Inc., Hanover Insurance Company, LTD., The Nittany Corporation, Tri-Co Foods Corp. and its subsidiaries - Alimentos Congelados Monte Bellos, S.A. (Alcosa) and Sunwise Corporation all of which are wholly-owned. During the year ended May 28, 2000, the Company purchased certain assets and assumed certain liabilities of York Foods, Inc., and its wholly owned subsidiaries, York Snacks, Inc., and Bon Ton Foods, Inc. which are included as part of Bickel's Snack Foods, Inc. During the year ended May 31, 1999, the Company purchased L.K. Bowman, Inc. and L.K. Bowman Pacific, Inc., which are included as part of Hanover Foods, and purchased certain assets of Sunnyside Foods, which are included in Spring Glen Fresh Foods, Inc. All significant intercompany balances and transactions have been eliminated.

      (c)   CONCENTRATION OF CREDIT RISK

            Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion, however, the Company's ten largest customers accounted for approximately 28%, 35% and 42% of the Company's net sales for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively. The Company's ten largest customers account for approximately 22% and 21% of the Company's accounts receivable as of May 28, 2000, May 30, 1999, respectively. No single customer accounted for more than 10% of net sales for the years ended May 28, 2000, May 30, 1999, and May 31, 1998.

      (D)   CASH AND CASH EQUIVALENTS

            Cash equivalents of $361,000 and $449,000 at May 28, 2000 and May 30, 1999, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

      (e)   INVESTMENTS

            Investments of $4,207,000 and $3,668,000, at May 28, 2000 and May
            30, 1999, respectively, classified as available-for-sale securities, are included in other noncurrent assets and measured at fair value. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income until realized. Net unrealized gains were $730,000, $525,000, and $46,000 at May 28,
            2000 and May 30, 1999, and May 31, 1998, respectively.

            The reconciliation of the reclassification adjustments related to unrealized gains and losses on securities included in comprehensive income for the respective fiscal year are as follows:


                                                  2000             1999             1998
                                               ---------        ---------        ---------
Unrealized holding gains arising during
    period                                     $ 347,000          897,000          117,000
Reclassification adjustments for gains
    included in net income                      (142,000)        (418,000)        (235,000)
                                               ---------        ---------        ---------

Net unrealized gain (loss) on securities       $ 205,000          479,000         (118,000)
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

      (i)   INTANGIBLE ASSETS

            The Company amortizes intangible assets, primarily covenants not to compete, purchased trademarks and goodwill, over periods ranging from 3 to 40 years. The Company assesses the recoverability of intangible assets by determining whether the balances can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability will be impacted if estimated future operating cash flows are not achieved.

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

      (l)   RESEARCH AND DEVELOPMENT

            Research and development costs are expensed as incurred. Research and development costs amounted to $631,000, $612,000, and $588,000, for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively.

      (m)   PROMOTIONAL COSTS

            Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

      (n)   ADVERTISING COSTS

            Advertising costs are expensed as incurred. Advertising expenses amounted to $703,000, $1,897,000, and $659,000 for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively (including manufacturer coupon expense of $52,000, $1,235,000, and $228,000, respectively).

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

            Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity

      (p)   FISCAL YEAR END

            The Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The fiscal years ended May 28, 2000, May 30, 1999, and May 31, 1998, were comprised of 52 weeks.

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

(2)   NOTES PAYABLE - BANKS

      The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $85,000,000, of which $52,380,000 was borrowed (including an overdraft of $1,671,000) at May 28, 2000 and $39,629,000 was borrowed (including an overdraft of $2,640,000) at May 30, 1999. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus fifty to seventy-five basis points. The second method is based upon the financial institution's "calculated cost of funds" plus an earnings modification. The weighted-average interest rate on short-term borrowings at May 28, 2000 and May 30, 1999, was 7.02% and 5.35%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended May 28, 2000 and May 30, 1999 and May 31, 1998 was approximately $52,380,000, $39,629,000, and $27,999,000.

(3)   LONG-TERM DEBT

      The long-term debt of the Company and its subsidiaries consists of:


                                                     MAY 28,           MAY 30,
                                                      2000              1999
                                                   -----------       -----------
8.74% unsecured senior notes payable to
    an insurance company, due through 2007         $12,500,000        14,285,000


    Other                                               62,000            74,000
                                                   -----------       -----------

Total long-term debt                                12,562,000        14,359,000
Less current maturities                              1,821,000         1,859,000
                                                   -----------       -----------

Long-term debt, excluding current maturities       $10,741,000        12,500,000
                                                   ===========       ===========

      The term loan agreements with the insurance company and seasonal borrowing with financial institutions (note 2), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements at May 28, 2000, $39,975,000 of retained earnings are restricted from distribution. The Company is in compliance with the restrictive provisions in the agreements as waived at May 28, 2000.

      The aggregate long-term debt maturities follow:

      FOR THE FISCAL YEAR ENDING:

         FOR THE FISCAL YEAR ENDING:

            2001                                   $  1,821,000
            2002                                      1,812,000
            2003                                      1,786,000
            2004                                      1,786,000
            2005                                      1,786,000
            Thereafter                                3,571,000
                                                   ------------

         Total                                     $ 12,562,000
                                                   ============

(4)   LEASES

      The Company has several noncancelable operating leases, primarily for equipment, that expire over the next three years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended May 28, 2000, May 30, 1999, and May 31, 1998, amounted to $2,743,000,
      $3,591,000, and $3,330,000, respectively.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of May 28, 2000 are:

                                   OPERATING
FOR THE FISCAL YEAR ENDING:          LEASES
                                   ----------
  2001                             $  800,000
  2002                                593,000
  2003                                324,000
  2004                                207,000
  Thereafter                           54,000
                                   ----------

Total minimum lease payments       $1,978,000
                                   ==========


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

      The following summarizes the Corporation's capital stock at May 28, 2000 and May 30, 1999:


                                                           MAY 28, 2000                  MAY 30, 1999
                                                    --------------------------      -------------------------

                                                    ISSUED         OUTSTANDING      ISSUED        OUTSTANDING
                                                    ------         -----------      ------        -----------
Series A  8 1/4% cumulative
   convertible preferred stock - $25
   Par value, 60,000 shares authorized               14,988            6,268         15,268           6,548

Series B  8 1/4% cumulative
   convertible preferred stock - $25
   Par value, 60,000 shares authorized               16,268            8,496         16,268           8,496

Series C cumulative convertible
   preferred stock - $25 par value,
   10,000 shares authorized                          10,000           10,000         10,000          10,000

Class A nonvoting common stock  -
   $25 par value, 800,000 shares
   authorized                                        49,282          288,420        349,210         289,414

Class B voting common stock  -
   $25 par value, 880,000 shares
   authorized                                       493,123          426,250        493,123         426,474


      At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At May 28, 2000, the outstanding Series A and B Preferred Stock could be converted into 3,679 shares of Class A Common Stock.

(6)   RELATED PARTY TRANSACTIONS

      The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. Transactions with related parties are summarized below:


                                          YEAR ENDED         YEAR ENDED      YEAR ENDED
                                            MAY 28,            MAY 30,          MAY 31,
                                             2000               1999             1998
                                           ----------        ---------        ---------
Revenues:
    Park 100 Foods, Inc.                   $2,391,000        2,627,000        4,365,000

Corporate charges:
    Snyder's of Hanover, Inc.              $  151,000          188,000          181,000

Expenditures:
    Lippy Brothers, Inc.                   $  675,000          956,000          304,000
    James G. Sturgill                      $   26,000           48,000           68,000
    ARWCO Corporation                      $   13,000           15,000           33,000
    Warehime Enterprises, Inc.             $    4,000           78,000          125,000
    John A. and Patricia M. Warehime       $   65,000           58,000           56,000
    Park 100 Foods, Inc.                   $   54,000           85,000          209,000
    Schaier Travel                         $    7,000               --               --

Accounts receivable:
    Snyder's of Hanover, Inc.              $   26,000           32,000           48,000
    Warehime Enterprises, Inc.             $       --               --            3,000
    Park 100 Foods, Inc.                   $   96,000          210,000          346,000
    Lippy Brothers, Inc.                   $    7,000               --               --

Accounts payable:
    James G. Sturgill                      $       --               --            7,000
    ARWCO Corporation                      $       --               --            1,000

Notes Payable:
       Cyril T. Noel                       $       --           74,000          147,000


      Included in other assets is a related party receivable of $571,000 in 2000 and $418,000 in 1999 related to two split interest life insurance contracts on life of Patricia M. Warehime.

      In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 10), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney's fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended May 28, 2000, May 30, 1999, and May 31, 1998 was approximately $57,000, $72,000, and $37,000, respectively.

      On April 1, 1996, the Company entered into a stock purchase agreement with John R. Miller, Jr. to purchase 1,210 shares of the Company's Voting Class B Common Stock and 5,990 shares of the Company's Non-voting Class A Common Stock over a four-year period. The April 22, 1997 Voting Agreement provides that John R. Miller, Jr. will vote all shares of the Company Common Stock, which he is entitled to vote as directed by the Board of Directors, provided Clayton J. Rohrbach, Jr., Arthur S. Schaier, and Cyril
      T. Noel, or a majority of them, vote in favor of the matter to vote all shares of both classes of common stock beginning April 1, 1996 and ending March 31, 2001. At May 28, 2000, the Company has purchased 1,210 shares of the Company's Voting Class B Common Stock for approximately $88,000 and 5,990 shares of the Company's Non-voting Class A Common Stock for approximately $252,000.

      A portion of rental expense included in note 4 was paid to ARWCO Corporation; Park 100 Foods, Inc.and Warehime Enterprises all of which are related companies. The amounts were $100,000, $169,000, and $149,000 for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively. The portion of rental commitments included in note 4 due these companies is $15,000 for the fiscal year ending 2001.


(7)   BENEFIT PLANS

      (a)   DEFINED CONTRIBUTION PLAN

            The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee's contribution up to 5% of salary. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 5). The Company's contribution to the 401(k) plan for the periods ended May 28, 2000, May 30, 1999, and May 31, 1998, was $588,000, $576,000, and
            $583,000, respectively.

      (b)   FROZEN DEFINED BENEFIT RETIREMENT PLANS

            The Company previously amended its noncontributory, defined benefit plans to freeze benefit accruals effective August 31, 1992, and also took action to terminate the plans effective August 31, 1992. On November 12, 1993, the Board of Directors rescinded its previous action to terminate the plans and has placed the plans in a frozen status. During September 1997, the Company terminated the plans and distributed substantially all net assets to the participants. Net pension cost for the year ended May 31, 1998 amounted to $934,000 and includes loss on termination of the Plans and adjustments of prior year additional minimum pension liability. Assumptions used in accounting for the pension plans included discount rates ranging from 7.09% to 7.25% and an expected long-term rate of return on assets of 7.0%.

      (c)   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

            Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

                                                                     MAY 28,            MAY 30,
                                                                       2000               1999
                                                                    -----------        -----------
Change in benefit obligation
   Benefit obligation at beginning of year                          $(3,648,000)        (2,591,000)
   Service cost                                                        (102,000)          (117,000)
   Interest cost                                                       (225,000)          (243,000)
   Amortization of transition obligation                                (73,000)           (73,000)
   Plan assumptions                                                     215,000            129,000
   Change in plan                                                       545,000           (977,000)
   Benefits paid                                                        138,000            127,000
   Other                                                                     --             97,000
                                                                    -----------        -----------

           Benefit obligation at end of year                         (3,150,000)        (3,648,000)
                                                                    -----------        -----------

Change in plan assets
   Fair value of plan assets at beginning of year                            --                 --
   Contributions                                                        138,000            127,000
   Benefits paid                                                       (138,000)           127,000
                                                                    -----------        -----------

           Fair value of plan assets at end of year                          --                 --
                                                                    -----------        -----------

Funded status:
   Unrecognized net (gain) loss                                        (114,000)           574,000
   Unrecognized prior service cost                                      855,000            916,000
   Unrecognized transition liability, amortized over 20 years         1,007,000          1,080,000
                                                                    -----------        -----------

   Accrued postretirement benefit cost                              $(1,402,000)        (1,078,000)
                                                                    ===========        ===========

      A discount rate of 7.75% and 7.25% for May 28, 2000 and May 30, 1999, respectively, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

      The cost of postretirement benefits other than pensions consisted of the following components:

                                           YEAR ENDED     YEAR ENDED    YEAR ENDED
                                             MAY 28,        MAY 30,        MAY 31,
                                              2000           1999           1998
                                            --------       --------       --------
Service cost                                $102,000        117,000         16,000
Interest cost                                225,000        243,000        177,000
Amortization of transition obligation         73,000         73,000         73,000
Other amortization and deferral               61,000         79,000         20,000
                                            --------       --------       --------
                                            $461,000        512,000        286,000
                                            ========       ========       ========

            The assumed postretirement health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0% for fiscal year May 28, 2000, decreasing each year to an ultimate rate of 5.0% in 2005 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of May 28, 2000 by $567,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended May 28, 2000 by $80,000.

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

            The Amended Employment Agreement provides for annual increases (but not decreases) in the employee's annual salary equal to the greater of 5% of the prior year's salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime's annual base salary for fiscal 2000 and 1999 was $636,000 and $606,000, respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee's legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

            The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company's pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (non-voting) Stock at the option of the employee. For the years ended May 28, 2000, May 30, 1999, and May 31, 1998, the bonus accrued under this agreement was $364,000, $394,000, and $422,000, respectively.

            The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company's performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended May 28, 2000, May 30, 1999, and May 31, 1998, the long-term performance bonus accrued under this agreement was $114,000, $108,000, and $162,000, respectively.

            The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age
            65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $428,000, $624,000, and $411,000, for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively. The accrued benefit obligation was approximately $2,174,000 and $1,747,000 at May 28, 2000 and May 30, 1999, respectively.

            The Amended Employment Agreement was revised effective as of August 1, 1997 to make certain clarifying changes and to require that bonus payments to Mr. Warehime in any taxable year in excess of $1.0 million would be subject to shareholder approval.

            On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the "Knisely Agreement"). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year's salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of May 28, 2000, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,218,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee's death) for the later of one year from the date of such termination or the death of the employee.

            The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee's average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee's termination if the employee is no longer employed by the Company and the employee has attained the age of 55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely's expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $45,000, $81,000, and $60,000 for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively. The accrued benefit obligation was approximately $233,000 and $188,000 at May 28, 2000 and May 30, 1999, respectively.

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

            All payments made pursuant to this agreement are subject to the further conditions that: (i) the officer maintain the confidentiality of the Company's trade secrets, customer lists, and other proprietary information of the Company; (ii) for a period of two years following the termination of the officer, neither the officer or his employer or business associate shall enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer's termination; and (iii) for a period of two years following the termination, the officer shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If Mr. Young was terminated on May 28, 2000 under circumstances entitling him to severance payments pursuant to this agreement, the aggregate amount due to Mr. Young under this agreement would have $237,000.

            The Company is also committed to another employee, Patricia H. Townsend, under a previous employment contract, which ends in Mary 2004 and provides for minimum salary levels, annual adjustments, as well as incentive bonuses. Provisions contained in the agreement provide for continuation of the remuneration for the remainder of the term of the agreement in the event of termination, incapacity, death, or disability. The estimated commitment for future salaries through the duration of the agreement as of May 28, 2000 was approximately $272,000.

(8)   INCOME TAXES

      Total income taxes for the years ended May 28, 2000, May 30, 1999, and May 31, 1998 were attributable to the following:

                                  MAY 28,          MAY 30,          MAY 31,
                                   2000             1999             1998
                                ----------       ----------       ----------
Income from operations          $5,029,000        5,904,000        5,367,000
Minimum pension liability
  adjustment                            --               --          106,000
                                ----------       ----------       ----------

                                $5,029,000        5,904,000        5,473,000
                                ==========       ==========       ==========

Income tax expense (benefit) attributable to income from operations consists of:

                          YEAR ENDED                           YEAR ENDED                           YEAR ENDED
                        MAY 28, 2000                          MAY 30, 1999                         MAY 31, 1998
               ------------------------------        ------------------------------        ------------------------------
                 FEDERAL             STATE              FEDERAL            STATE             FEDERAL              STATE
               -----------        -----------        -----------        -----------        -----------        -----------
Current        $ 4,690,000            804,000          5,602,000            986,000          4,866,000            905,000
Deferred          (362,000)          (103,000)          (532,000)          (152,000)          (311,000)           (93,000)
               -----------        -----------        -----------        -----------        -----------        -----------

               $ 4,328,000            701,000          5,070,000            834,000          4,555,000            812,000
               ===========        ===========        ===========        ===========        ===========        ===========

      There is no income tax attributable to the income from foreign subsidiaries since the foreign entities were not subject to taxes on income in 2000, 1999, and 1998.

      A reconciliation of the Corporation's effective tax rate to the amount computed by applying the federal income tax rate of 35% to income before taxes expressed in percentages, follows:

                                               YEAR          YEAR          YEAR
                                              ENDED         ENDED         ENDED
                                             MAY 28,       MAY 30,       MAY 31,
                                              2000          1999          1998
                                             ------        ------        ------
Federal income tax rate                      35.0 %        35.0 %        35.0 %
Increase (decrease) in taxes:
  State taxes - net of federal tax              3.3           3.4           3.9
  Income in foreign subsidiary with no
  current tax                                  (4.6)         (1.3)         (0.3)
  Other items - net                             3.1           1.1           0.3
                                             ------        ------        ------
Effective income tax rate                    36.8 %        38.2 %        38.9 %
                                             ======        ======        ======

      The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at May 28, 2000 and May 30, 1999, follow:

                                                          MAY 28,            MAY 30,
                                                           2000               1999
                                                      -----------        -----------
Deferred tax liabilities:
   Property, plant and equipment                      $(5,539.000)        (5,539,000)
   Other                                                 (635,000)          (149,000)
                                                      -----------        -----------

           Total gross deferred tax liabilities        (6,174,000)        (5,688,000)
                                                      -----------        -----------

Deferred tax assets:
   Inventory costs                                        193,000            195,000
   Accrued expenses and other liabilities               1,512,000          1,298,000
   Pension and postretirement benefits                    520,000            380,000
   Net operating loss carryforwards                       203,000            287,000
   Other                                                  388,000            114,000
                                                      -----------        -----------

           Total gross deferred tax assets              2,816,000          2,274,000
                                                      -----------        -----------

Net deferred tax liability                            $(3,358,000)        (3,414,000)
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

      The Corporation has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $5,266,000 at May 28, 2000.


(9)   ACQUISITIONS

      During the year ended May 28, 2000, the Company via its wholly owned subsidiary, Bickel's Snack Foods, Inc. purchased certain assets and assumed certain liabilities of York Foods, Inc., and its wholly owned subsidiaries, Bon Ton Foods, Inc., and York Snacks, Inc. During the year ended May 30, 1999, the Company purchased certain assets of Bickel's Potato Chip Co. Inc. (Bickel's) and Draper-King Cole, Inc. and Draper Canning Company (collectively "Draper"). During the year ended May 31, 1998, the Company purchased assets and assumed certain liabilities L.K. Bowman, Inc. and L.K. Bowman Pacific, Inc. (collectively "Bowman") and purchased certain assets of Sunnyside Foods. All of these acquisitions were accounted for under the purchase method and were not considered to be material to the Company's results of operations for the years ended May 28, 2000, May 30, 1999, and May 31, 1998 respectively. The allocation of purchase price is as follows:

      (a)   Acquisitions made during the year ended May 28, 2000:

Accounts receivable                 $ 1,496,000
Inventory                             1,147,000
Other current assets                     82,000
Property, plant and equipment         2,737,000
Goodwill                              1,981,000
Other Assets                             13,000
Accounts Payable                     (2,855,000)
Debt                                    (77,000)
                                    -----------

Total purchase price                $ 4,524,000
                                    ===========

      (b)   Acquisitions made during the year ended May 30,1999:

      Accounts receivable                 $2,032,000
      Inventory                            1,984,000
      Other current assets                    13,000
      Property, plant and equipment        3,704,000
      Goodwill                               100,000
                                          ----------

      Total purchase price                $7,833,000
                                          ==========


(10)  COMMITMENTS AND CONTINGENCIES

      (a)   LETTER OF CREDIT

            As of May 28, 2000, the Company's wholly-owned reinsurance company had outstanding two letters of credit in the amount of $350,000 and $1,571,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

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

            Michael Warehime filed an appeal from the denial of his motion to enjoin the previously described Amended and Restated Articles and the Amendment thereto. On December 2, 1998, the Pennsylvania Superior Court, in a two to one decision, held that although John Warehime had acted in good faith and in the best interest of the Company in voting for the Amended and Restated Articles as trustee of the Warehime voting trust, Mr. Warehime nevertheless breached his fiduciary duty to the beneficiaries of the Warehime voting trust in so voting. On December 16, 1998, Michael Warehime filed a motion for clarification requesting that the Pennsylvania Superior Court issue an order invalidating the Amended and Restated Articles and that motion was denied in banc. On March 10, 1999, John Warehime and the other directors filed a petition for allowance of appeal with the Pennsylvania Supreme Court.

            On November 24, 1999 the Supreme Court of Pennsylvania granted the petition for allowance of appeal and oral argument was held in the Pennsylvania Supreme Court on the issues raised in the appeal and the cross-appeal on May 2, 2000.

            Michael Warehime also filed another lawsuit against Arthur S. Schaier, Cyril T. Noel, Clayton J. Rohrbach, Jr., John Warehime and Corporation in August 1999 again requesting that the York County Court of Common Pleas enter an order invalidating the Corporation's Amendment to the Amended and Restated Articles of Incorporation in order to prevent the Series C Preferred Stock from being voted at the September 15, 1999 shareholders meeting. Following oral argument by the parties on September 7, 1999, the York County Court of Common Pleas denied Michael Warehime's request. On September 10, 1999, Michael Warehime asked the York County Court of Common Pleas to stay the Corporation's annual shareholders' vote to prevent the voting of the Class C Preferred Stock. The Court again denied Michael Warehime's request. Michael Warehime sought a stay from the Superior Court which was denied on September 15, 1999. Michael Warehime then filed an appeal with the Superior Court. Oral argument was held before the Superior Court on February 15, 2000.

            The Company is involved in various other claims and legal actions including environmental matters arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

      (c)   STOCK REPURCHASE PLAN

            The Company has agreed to purchase the Company's Class A Common Stock purchased or owned by employees prior to April 20, 1988. No shares were repurchased under this plan for the year's ended May 28, 2000 and May 31, 1998. Shares repurchased under this plan amounted to 22 during the year ended May 30, 1999. As of May 28, 2000, there are 10,557 shares outstanding that would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $1,151,000, based on the most recent appraised value per share as of March 31, 2000.


(11)  FOREIGN OPERATIONS

The Corporation's foreign subsidiary, Alimentos Congelados Monte Bello, S.A. (ALCOSA) produces food products in Guatemala which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

                                  MAY 28,          MAY 30,          MAY 31,
                                   2000              1999              1998
                               -----------       -----------       -----------
      Revenues                 $15,863,000        15,213,000        11,190,000
      Cost of goods sold        13,036,000        13,963,000        10,433,000
      Assets                    10,580,000         8,942,000         9,344,000


ALCOSA maintains its accounting records in quetzales, although, for financial reporting purposes, the accounting records have been remeasured to be expressed in U.S. dollars. The financial statements of ALCOSA have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other (income) expenses - net and amount to a loss of $315,000, a gain of $13,000, and a gain of $73,000, for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively. At May 28, 2000, the prevailing exchange rate was Q 7.72 to U.S. $1.00.

(12) RECONCILIATION OF NUMERATOR AND DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE

                                                 YEAR            YEAR             YEAR
                                                 ENDED           ENDED            ENDED
                                                MAY 28,          MAY 30,          MAY 31,
                                                 2000             1999             1998
                                              ----------       ----------       ----------
Numerator for basic earnings per share:
  Net earnings applicable to
    common stock                              $8,576,000        9,495,000        8,400,000
                                              ----------       ----------       ----------
Effect of dilutive securities:
  8 1/4% cumulative convertible
    preferred stock                               31,000           31,000           31,000
  4.40% cumulative convertible
    preferred stock                               12,000           13,000            6,000
                                              ----------       ----------       ----------

Net earnings assuming dilution                $8,619,000        9,539,000        8,437,000
                                              ==========       ==========       ==========

Denominator:
  Basic weighted-average shares                  715,249          716,974          718,712
Effect of dilutive securities:
  8 1/4% cumulative convertible
    preferred stock                                4,140            4,921            5,786
  4.40% cumulative convertible
    preferred stock                               10,000           10,000            1,603
                                              ----------       ----------       ----------

Diluted weighted-
  average shares                                 729,389          731,895          726,101
                                              ==========       ==========       ==========

Basic earnings per share                      $    11.99            13.24            11.69
Diluted earnings per share                         11.82            13.03            11.62
                                              ==========       ==========       ==========

(13)  STATEMENT OF CASH FLOW INFORMATION

                                                               YEAR              YEAR             YEAR
                                                               ENDED             ENDED            ENDED
                                                               MAY 28,           MAY 30,          MAY 31,
                                                                 2000             1999             1998
                                                              ----------       ----------       ----------
Supplemental disclosure of cash paid for:
   Interest                                                   $4,098,000        3,061,000        2,979,000
   Income taxes                                                5,916,000        5,983,000        4,594,000
                                                              ==========       ==========       ==========
Non-cash investing activities, acquisition of business:
      Fair value of assets acquired                           $7,456,000        7,833,000       10,391,000
      Cash paid                                                4,524,000        7,833,000        5,578,000
                                                              ----------       ----------       ----------

      Liabilities assumed                                     $2,932,000               --        4,813,000
                                                              ==========       ==========       ==========

                            QUARTERLY FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                              First               Second               Third                 Fourth
(except per share)                              quarter               quarter             quarter               quarter
-------------------------------------------------------------------------------------------------------------------------
2000

Net sales                                      $    61,621          $    82,539          $    78,926          $    77,179
Gross profit                                   $    15,870          $    21,318          $    19,215          $    18,568
Net earnings                                   $     1,760          $     3,569          $     1,678          $     1,612
Net earnings per common share - Basic          $      2.44          $      4.99          $      2.33          $      2.23
Net earnings per common share -                $      2.41          $      4.91          $      2.30          $      2.20
Diluted
Cash Dividends per  common share               $      .385          $      .275          $      .275          $      .275

-------------------------------------------------------------------------------------------------------------------------
1999

Net sales                                      $    58,538          $    80,705          $    72,946          $    75,048
Gross profit                                   $    14,613          $    20,223          $    18,219               19,239
Net earnings                                   $     1,636          $     3,242          $     1,885                2,776
Net earnings per common share - Basic          $      2.26          $      4.51          $      2.61                 3.86
Net earnings per common share -                $      2.23          $      4.43          $      2.56                 3.81
Diluted
Cash Dividends per  common share               $       .44          $      .275          $      .275                 .275
-------------------------------------------------------------------------------------------------------------------------

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

         Quarter Ended            High     Low       Dividends
         -------------            ----     ---       ---------
         August 30, 1998          56.25    56.25      0.440
         November 29, 1998        57.125   57.00      0.275
         February 28, 1999        58.50    58.50      0.275
         May 30, 1999             60.75    59.50      0.275
         August 29, 1999          61.00    60.00      0.385
         November 28, 1999        61.25    61.00      0.275
         February 27, 2000        71.00    61.00      0.275
         May 28, 2000             61.00    61.00      0.275

As of May 28, 2000, there were 386 record holders and approximately 550 beneficial holders of the Class A Common Stock.

DIVIDEND POLICY

The Company has maintained a policy of paying a quarterly dividend of $0.275 per share. In addition, on August 13, 1999, the Company paid a special 10% dividend or $0.11 per share. On August 15, 1998 the Company paid a special 15% dividend of $.165/share. The continuing payment by the Company of dividends in the future is the sole discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4:00 p.m., September 14, 2000, at the offices of the Company located at 1486 York Street, Hanover, Pennsylvania.

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended May 28, 2000, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

            Gary T. Knisely
            Hanover Foods Corporation
            1486 York Road
            P.O. Box 334
            Hanover, PA  17331
            717-632-6000