Form 10-K, Exhibit 13
period 2001-06-03
HANOVER FOODS CORP /PA/
filed 2001-09-04
CIK 853733

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

DESCRIPTION OF BUSINESS

The Corporation is a vertically integrated processor of food products in one industry segment. The Corporation is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks as well as other branded, customer and private labels. The Corporation has operations in ten plants in Pennsylvania, one plant in Maryland, one plant in Delaware, and two plants in Guatemala. The Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. See Note 6 of the note to the Consolidated Financial Statements.

The Corporation's fiscal year ends at the close of operations on the Sunday nearest to May 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended June 3, 2001 to the year ended May 28, 2000, and the fiscal year ended May 28, 2000 to the year ended May 30, 1999. The fiscal year ended June 3, 2001 was comprised of 53 weeks. The fiscal year ended May 28, 2000 and May 30, 1999, were comprised of 52 weeks.

YEAR ENDED JUNE 3, 2001 RESULTS OF OPERATIONS COMPARED TO YEAR ENDED MAY 28,
2000

NET SALES

Consolidated net sales were $318.2 million for fiscal 2001 compared to $300.3 million for fiscal 2000, an increase of $17.9 million, or 6.0%. The increase in consolidated net sales was comprised of the following volume and sales price components:

                           VOLUME    SALES PRICE    COMBINED
Frozen Foods                1.4%          .2%         1.6%
Canned Foods               (1.3)%         .5%         (.8)%
Prepared/Snack Foods        6.9%        (1.7)%        5.2%
                            ---          ---          ---
                            7.0%        (1.0)%        6.0%
                            ===          ===          ===

The increased volume in frozen sales was principally due to an increase in sales of frozen mushrooms to industrial customers. This increase in volume was partially offset by a decrease in branded retail frozen sales. Frozen foods prices have remained relatively consistent with last fiscal year.

The decreased volume in canned sales was principally due to lower private label sales levels. Canned prices have remained consistent with last fiscal year.

Prepared and snack foods showed an increase in sales attributed to sales of York Foods, Inc., York Snacks, Inc. and Bon Ton Foods, Inc. acquired in January 2000. The decreased sales prices in prepared foods were principally due to a change in the mix of product toward private label sales verses branded products.

COST OF GOODS SOLD

Consolidated cost of goods sold represents 76.4% of consolidated net sales for fiscal 2001 compared to 75.0% for fiscal 2000. The consolidated cost of sales increased $17.7 million to $243.0 million in fiscal 2001 compared to $225.3 million for fiscal 2000. The addition of York Foods, Inc., York Snacks, Inc., and Bon Ton Foods, Inc. in January 2000 accounted for $13.6 million of the dollar increase. Increases in energy, employee health benefits, frozen storage and wages accounted for the remaining dollars and also the increase in cost of goods sold as a percentage of net sales for the current fiscal year.

SELLING EXPENSES

Consolidated selling expenses represented 15.5% of consolidated net sales for fiscal 2001 and 14.8% for fiscal 2000. Promotion expense increased $3.1 million to $33.5 million for fiscal year 2001 as compared to $30.4 million for fiscal 2000 as the corporation spent additional promotion dollars to maintain market share in frozen brands and to launch a new retail frozen product line during the second quarter of the current fiscal year.

In addition to promotion expense, the Corporation spent $1,040,000 on advertising, including $257,000 relating to coupons for fiscal 2001, compared to $703,000 in advertising, including $52,000 for coupons for fiscal 2000.

The Corporation also spent an additional $2.1 million in selling expenses due to the acquisition of York Foods, Inc., York Snacks, Inc. and Bon Ton Foods, Inc. in January 2000.

Management intends to continue to direct promotional dollars to gain additional market share and increased distribution of its brands. Management is constantly reviewing the effectiveness of its retail promotional programs in an effort to increase profitable sales.

ADMINISTRATIVE EXPENSES

Consolidated administrative expenses were $13.3 million for fiscal year 2001 or 4.2% of consolidated net sales, as compared to $13.2 million, or 4.4% of consolidated net sales in 2000. The consolidation of administration functions among all divisions and reduced corporate bonuses contributed to the decrease in these expenses as a percentage of sales.

INTEREST EXPENSE

Consolidated interest expenses for fiscal 2001 increased $.6 million to $4.6 million compared to $4.0 million in fiscal 2000. The increase was due to additional borrowing during the period to cover inventory increases and plant acquisitions.

OTHER INCOME (EXPENSE)

Consolidated other income increased $749,000 to $1.1 million for fiscal 2001 as compared to other income of $385,000 for fiscal 2000. Decreased foreign exchange losses accounted for $255,000 of the increase and increased gains on the sales of investments accounted for $474,000 of the increase.

INCOME TAXES

The provision for corporate federal and state income tax for fiscal year 2001 was $2.5 million or 27.3% of pretax earnings, as compared to $5.0 million or 36.8% of pretax earnings for 2000. The decrease in the effective rate was primarily due to increased earnings, that were not subject to income taxes, in foreign jurisdictions during the current fiscal year as compared to the prior fiscal year.

NET EARNINGS

Consolidated net earnings for fiscal year 2001 were $6.6 million, or 2.1% of consolidated net sales as compared to $8.6 million or 2.9% of consolidated net sales for fiscal 2000 as a result of the factors discussed above.

YEAR ENDED MAY 28, 2000 RESULTS OF OPERATIONS COMPARED TO YEAR ENDED MAY 30,
1999

NET SALES

Consolidated net sales were $300.3 million for fiscal 2000 compared to $287.2 million for fiscal 1999, an increase of $13.1 million, or 4.6%. The increase in consolidated net sales was comprised of the following volume and sales price components:

                           VOLUME      SALES PRICE   COMBINED
Frozen Foods                 2.2%         (2.2)%         --
Canned Foods                 2.2%         (1.5)%         .7%
Prepared/Snack Foods         6.5%         (2.6)%        3.9%
                            ----          ----         ----
                            10.9%         (6.3)%        4.6%
                            ====          ====         ====

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

COST OF GOODS SOLD

Consolidated cost of goods sold represents 75.0% of consolidated net sales for fiscal 2000 compared to 74.8% for fiscal 1999. The consolidated cost of sales increased $10.4 million to $225.3 million in fiscal 2000 as compared to $214.9 million in fiscal 1999. The addition of York Foods, Inc., York Snacks Inc., and Bon Ton Foods, Inc. in January 2000 accounted for the dollar increase. The increase in cost of goods sold as a percentage of net sales for the 2000 fiscal year resulted primarily from the impact of the planned reduction in frozen commodity production to balance inventories and start-up costs on a new industrial frozen account.

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

OTHER INCOME (EXPENSE)

Consolidated other income decreased $459,000 to $385,000 for fiscal 2000 as compared to other income of $844,000 for fiscal 1999. Increased foreign exchange loss accounted for $328,000 of the decrease, while reduced gains on the sales of fixed assets accounted for $187,000 of this decrease.

INCOME TAXES

The provision for corporate federal and state income tax for fiscal year 2000 was $5.0 million or 36.8% of pretax earnings, as compared to $5.9 million or 38.2% of pretax earnings for 1999. The decrease in the effective rate was primarily due to increased earnings that were not subject to income taxes, in foreign jurisdictions during the current fiscal year as compared to the prior fiscal year.

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

Net working capital was $6.8 million at June 3, 2001 and $7.6 million at May 28, 2000. The current ratio was 1.08 on June 3, 2001 and May 28, 2000.

Net cash provided by operations for the fiscal year ended June 3, 2001 was $10.8 million, compared to $11.6 million, for the fiscal year ended May 28, 2000. Sources of net cash provided by operations consisted principally of net earnings of $6.7 million and non-cash depreciation and amortization expense of $8.6 million. The use of net cash for operations consisted primarily of increased inventory of $2.1 million and decreased accounts payable and accrued expenses of $2.3 million.

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

Net cash used by investing activities for the fiscal year ended June 3, 2001 was $13.2 million as compared to $16.8 million for the fiscal year ended May 28, 2000. The principal use of funds was the upgrade and acquisition of property, plant and equipment. During the year ended June 3, 2001, $13.6 million was spent on development and modernization of equipment as compared to $14.2 million in the fiscal year ended May 28, 2000. These projects were funded by internally generated funds and short-term debt, the Corporation also used operating leases to meet other equipment needs. The lease expense for the fiscal year ended June 3, 2001 was $3.3 million, an increase of $560,000 from the fiscal year ended May 28, 2000.

Net cash used by investing activities for the fiscal year ended May 28, 2000 was $16.8 million as compared to $22.3 million for the fiscal year ended May 30, 1999. The principal use of funds was the upgrade and acquisition of property, plant, equipment and the purchase of businesses. During the period ended May 28, 2000, $14.2 million was spent on development and modernization of equipment as compared to $14.7 million in the fiscal year ended May 30, 1999. During the year ended May 28, 2000, $4.5 million was spent for the acquisition of other businesses. These projects were funded by internally generated funds and short term debt. The Corporation also uses operating leases to meet other equipment needs. The lease expense for the fiscal year ended May 28, 2000 was $2.7 million, down $848,000 from the fiscal year ended May 30, 1999.

Net cash used by financing activities was $2.8 million for the fiscal year ended June 3, 2001, compared to cash provided by financing activities of $9.9 million for the fiscal year ended May 28, 2000. Seasonal borrowings amounting $357.5 million were used throughout the fiscal year to fund operating needs. Seasonal borrowing decreased $52,000 as of June 3, 2001 compared to May 28, 2000. Payments on long-term debt were $1.8 million. The weighted average cost of seasonal borrowing was 6.53% for the fiscal year ended June 3, 2001 compared to 7.02% for the fiscal year ended May 28, 2000.

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

At June 3, 2001, the Company has commitments from financial institutions to provide seasonal lines of credit in the amount of $89 million. Additional borrowing is permitted within prescribed parameters in existing debt agreements, which contain certain performance covenants. At June 3, 2001, the Company was in compliance with all the provisions of its debt agreements as waived.

The Company paid dividends of $866,000 during fiscal 2001 compared to $908,000 in fiscal 2000. In addition, the Company repurchased 184 shares of Class A and Class B Common Stock at a cost of $14,000 during the year ended June 3, 2001 and repurchased 1,290 shares of Class A and Class B Common Stock at a cost of $58,000 during the year ended May 28, 2000.

The Company believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

MARKET RISKS

The Company is subject to market risk associated with changes in interest rates. To manage the risk of fluctuations in interest rates, the Company's borrowings are a mix of fixed and floating rate obligations. This includes the $10.7 million of unsecured senior notes payable that bear interest at an 8.74% fixed rate and are due in 2007. The Company also maintains short-term unsecured lines of credit that bear interest at floating rates.


The following table presents the expected maturity and effective interest rates of the Company's debt obligations (dollars in thousands):

                                 2002            2003           2004           2005           2006       THEREAFTER
FIXED RATE
Unsecured senior notes         $ 1,786         $ 1,786        $ 1,786        $ 1,786        $ 1,786        $ 1,784
Effective interest rate           8.74%           8.74%          8.74%          8.74%          8.74%          8.74%
VARIABLE RATE
Lines of credit                $52,328              --             --             --             --             --
Effective interest rate           4.89%             --             --             --             --             --

IMPACT OF EVENTS AND COMMITMENTS OF FUTURE OPERATIONS

COMPETITION IN THE MARKETPLACE

The Company faced stiff competition from national and regional branded companies during the entire fiscal year 2001 in all of its market areas and management anticipates this competitive environment to continue throughout fiscal year 2002.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities that require a company to record the derivative instruments at fair value in the balance sheet. Furthermore, the derivative instrument must meet specific criteria or the change in its fair value is to be recognized in earnings in the period of change. To achieve hedge accounting treatment the derivative instrument needs to be part of a well-documented hedging strategy that describes the exposure to be hedged, the objective of the hedge and a measurable definition of its effectiveness in hedging the exposure. This Statement is effective as of the beginning of the first quarter of the fiscal year beginning after June 15, 2000. Adoption of this Statement is not expected to have a material effect on the Company's financial statements, as the Company currently does not enter into any derivative instruments or hedging activities.

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and specifies criteria for the recognition and reporting of intangible assets apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Because of the extensive effort needed to accumulate the information required to comply with Statements 141 and 142, the Company has not yet determined the impact of adopting these statements on the Company's financial statements.

During May 2000, the Emerging Issues Task Force (EITF) of the FASB released EITF Issue No. 00-14, Accounting for Certain Sales Incentives, which specifies accounting requirements for certain sales incentives a company provides to customers and during September 2000, EITF released Issue No. 00-25, Vendor Income Statement Characterization of Consideration from a vendor to a retailer, which specifies accounting requirements for certain consideration from a vendor to an entity that resells the vendor's products. The Company is required to implement the requirements of these pronouncements in the fourth fiscal quarter of 2002. If these pronouncements had been implemented for the year ended June 3, 2001, there would have been a decrease in selling expenses of $24.6 million and a corresponding decrease in net sales.

IMPACT OF INFLATION AND CHANGING PRICES

The changes in cost and prices within the Company's business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

  FINANCIAL HIGHLIGHTS FIVE YEAR (IN THOUSANDS EXCEPT SHARE AND PRE-SHARE DATA)

                                              JUNE 3,         MAY 28,         MAY 30,         MAY 31,         JUNE 1,
                                               2001            2000            1999            1998            1997
Net Sales                                    $318,246        $300,265        $287,237        $260,621        $259,439
Earnings before income taxes                 $  9,158        $ 13,648        $ 15,443        $ 13,804        $ 10,987
Net Earnings                                 $  6,661        $  8,619        $  9,539        $  8,437        $  6,706
Net Earnings per common share-basic          $   9.26        $  11.99        $  13.24        $  11.69        $   9.26
Net Earnings per common share-diluted        $   9.15        $  11.82        $  13.03        $  11.62        $   9.22
Basic Weighted-average shares                 714,565         715,249         716,974         718,712         720,811
Diluted weighted-average shares               728,235         729,389         731,895         726,101         727,415
Common shares outstanding-year end            714,496         714,670         715,888         717,626         719,731
Preferred shares outstanding-year end          24,724          24,764          25,044          25,044          15,044
Working Capital                              $  6,826        $  7,566        $ 10,841        $ 16,799        $ 17,122
Property, plant and equipment-net            $ 78,837        $ 73,484        $ 65,992        $ 54,280        $ 49,722
Long-term debt                               $  8,940        $ 10,741        $ 12,500        $ 14,359        $ 16,219
Stockholders' equity                         $ 77,465        $ 72,312        $ 64,454        $ 55,470        $ 47,157
Total assets                                 $180,728        $179,512        $157,241        $131,007        $124,031
Dividend per common share                    $   1.10        $   1.21        $  1.265        $   1.10        $   1.10

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Hanover Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hanover Foods Corporation and subsidiaries as of June 3, 2001 and May 28, 2000, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended June 3, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of June 3, 2001 and May 28, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended June 3, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/KPMG LLP
Harrisburg, Pennsylvania
July 13, 2001

                       Consolidated Statements of Earnings
            Years ended June 3, 2001, May 28, 2000, and May 30, 1999

                                             YEAR ENDED          YEAR ENDED          YEAR ENDED
                                            JUNE 3, 2001        MAY 28, 2000        MAY 30, 1999
Net sales                                  $ 318,246,000       $ 300,265,000       $ 287,237,000
Cost of goods sold                           242,989,000         225,294,000         214,943,000
                                           -------------       -------------       -------------

         Gross profit                         75,257,000          74,971,000          72,294,000

Selling expenses                              49,346,000          44,438,000          42,091,000
Administrative expenses                       13,259,000          13,232,000          12,583,000
                                           -------------       -------------       -------------

         Operating profit                     12,652,000          17,301,000          17,620,000

Interest expense                               4,628,000           4,038,000           3,021,000
Other income - net                            (1,134,000)           (385,000)           (844,000)
                                           -------------       -------------       -------------

         Earnings before income taxes          9,158,000          13,648,000          15,443,000
Income taxes                                   2,497,000           5,029,000           5,904,000
                                           -------------       -------------       -------------

         Net earnings                          6,661,000           8,619,000           9,539,000
Dividends on preferred stock                      41,000              43,000              44,000
                                           -------------       -------------       -------------

         Net earnings applicable to
           common stock                    $   6,620,000       $   8,576,000       $   9,495,000
                                           =============       =============       =============

Basic earnings per common share            $        9.26       $       11.99       $       13.24
                                           =============       =============       =============

Diluted earnings per common share          $        9.15       $       11.82       $       13.03
                                           =============       =============       =============

See accompanying notes to consolidated financial statements.

                          Consolidated Balance Sheets

                           June 3, 2001, May 28, 2000

                                                                     JUNE 3,           MAY 28,
  ASSETS                                                              2001              2000
Current assets:
  Cash and cash equivalents                                       $  1,824,000      $  6,978,000
  Accounts and notes receivable - net                               27,411,000        28,382,000
  Accounts receivable from related parties - net                       115,000           129,000
  Inventories:
    Finished goods                                                  44,387,000        44,777,000
    Raw materials and supplies                                      16,907,000        14,415,000
  Prepaid expenses                                                   1,930,000         1,563,000
  Deferred income taxes                                                917,000           812,000
                                                                  ------------      ------------

         Total current assets                                       93,491,000        97,056,000
                                                                  ------------      ------------

Property, plant, and equipment - at cost:
  Land and buildings                                                52,140,000        47,438,000
  Machinery and equipment                                          114,649,000       106,691,000
  Leasehold improvements                                               535,000           531,000
                                                                  ------------      ------------


                                                                   167,324,000       154,660,000
Less accumulated depreciation and amortization                      92,924,000        84,697,000
                                                                  ------------      ------------

                                                                    74,400,000        69,963,000

Construction in progress                                             4,437,000         3,521,000
                                                                  ------------      ------------

                                                                    78,837,000        73,484,000
                                                                  ------------      ------------

Other assets:
Intangible assets - less accumulated amortization of
  $2,887,000 and $2,609,000                                          3,735,000         4,130,000
   Other Assets                                                      4,665,000         4,959,000
                                                                  ------------      ------------

Total assets                                                      $180,728,000      $179,512,000
                                                                  ============      ============

See accompanying notes to consolidated financial statements.

                           June 3, 2001, May 28, 2000

                                                                   JUNE 3,             MAY 28,
                 LIABILITIES AND STOCKHOLDERS' EQUITY               2001                2000
Current liabilities:
  Accounts payable                                              $  24,062,000       $  26,533,000
  Notes payable - banks                                            52,328,000          52,380,000
  Accrued expenses                                                  7,835,000           7,696,000
  Current maturities of long-term debt                              1,801,000           1,821,000
  Income taxes payable                                                639,000           1,060,000
                                                                -------------       -------------

                                 Total current liabilities         86,665,000          89,490,000
                                                                -------------       -------------

Long-term debt, less current maturities                             8,940,000          10,741,000
Deferred income taxes                                               4,022,000           4,170,000
Other  liabilities                                                  3,636,000           2,799,000
                                                                -------------       -------------

                                 Total liabilities                103,263,000         107,200,000
                                                                -------------       -------------

Stockholders' equity:
  Series A and B 8-1/4% cumulative convertible preferred
    stock                                                             780,000             781,000
  Series C Cumulative Convertible Preferred Stock                     250,000             250,000
  Common stock, Class A - non-voting                                8,732,000           8,731,000
  Common stock, Class B - voting                                   15,889,000          12,328,000
  Capital paid in excess of par value                              15,254,000           2,148,000
  Retained earnings                                                61,273,000          55,478,000
  Treasury stock, at cost                                          (8,148,000)         (8,134,000)
  Employee Stock Trust                                            (16,667,000)                  0
  Accumulated other comprehensive income                              102,000             730,000
                                                                -------------       -------------

    Total stockholders' equity                                     77,465,000          72,312,000
                                                                -------------       -------------

Total liabilities and stockholders' equity                      $ 180,728,000       $ 179,512,000
                                                                =============       =============

     See accompanying notes to condensed consolidated financial statements.

                 Consolidated Statements of Comprehensive Income

            Years ended June 3, 2001, May 28, 2000, and May 30, 1999

                                                    YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                   JUNE 3, 2001      MAY 28, 2000     MAY 30, 1999
Net earnings                                        $ 6,661,000       $ 8,619,000      $ 9,539,000
                                                    -----------       -----------      -----------
Other comprehensive income (loss)
  Unrealized gain (loss) on securities, net of
    reclassification adjustments (net of taxes         (577,000)          205,000          479,000
    of $88,000 in 2001)
  Minimum pension liability adjustment (net of
    taxes of $35,000 in 2001)                           (51,000)               --               --
                                                    -----------       -----------      -----------

         Other comprehensive income (loss)             (628,000)          205,000          479,000
                                                    -----------       -----------      -----------

Comprehensive income                                $ 6,033,000       $ 8,824,000      $10,018,000
                                                    ===========       ===========      ===========

See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows
            Years ended June 3, 2001, May 28, 2000, and May 30, 1999

                                                                      YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                                     JUNE 3, 2001        MAY 28, 2000        MAY 30, 1999
Cash flows from operating activities:
  Net earnings                                                      $   6,661,000       $   8,619,000       $   9,539,000
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                                     8,552,000           7,677,000           6,366,000
      Gain on sale of property, plant, and equipment                      (12,000)            (92,000)           (279,000)
      Gain on sale of investments                                        (616,000)           (142,000)           (418,000)
      Deferred income taxes                                              (253,000)            (56,000)           (907,000)
      Change in assets and liabilities:
        Accounts and notes receivable                                    (985,000)           (910,000)           (668,000)
        Inventories                                                    (2,102,000)         (4,336,000)         (8,763,000)
        Prepaid expenses and other assets                                (520,000)            123,000             736,000
        Accounts payable and accrued expenses                          (2,332,000)          1,128,000          (1,450,000)
        Income taxes payable                                             (421,000)         (1,043,000)            605,000
        Other liabilities                                                 837,000             680,000             554,000
                                                                    -------------       -------------       -------------

        Net cash provided by operating activities                      10,779,000          11,648,000           5,315,000
                                                                    -------------       -------------       -------------

Cash flows from investing activities:
  Purchases of businesses, net of cash acquired                                --          (4,524,000)         (7,833,000)
  Purchase of investments                                              (1,553,000)         (1,002,000)         (2,201,000)
  Sale of investments                                                   1,988,000             810,000           1,877,000
  Acquisitions of property, plant, and equipment                      (13,645,000)        (14,202,000)        (14,697,000)
  Proceeds from dispositions of property, plant, and equipment             30,000           2,123,000             554,000
                                                                    -------------       -------------       -------------

        Net cash used in investing activities                         (13,180,000)        (16,795,000)        (22,300,000)
                                                                    -------------       -------------       -------------

Cash flows from financing activities:
  Proceeds from notes payable                                         357,545,000         321,358,000         249,269,000
  Payment on notes payable                                           (357,597,000)       (308,607,000)       (229,514,000)
  Payment on long-term debt                                            (1,821,000)         (1,874,000)         (1,859,000)
  Payment of dividends                                                 (8,666,000)           (908,000)           (951,000)
  Common stock redemptions                                                (14,000)            (58,000)            (83,000)
  Preferred stock issuance                                                     --                  --                  --
                                                                    -------------       -------------       -------------
        Net cash provided by (used in) financing activities            (2,753,000)          9,911,000          16,862,000
                                                                    -------------       -------------       -------------

Net increase (decrease) in cash and cash equivalents                   (5,154,000)          4,764,000            (123,000)

Cash and cash equivalents, beginning of year                            6,978,000           2,214,000           2,337,000
                                                                    -------------       -------------       -------------

Cash and cash equivalents, end of year                              $   1,824,000       $   6,978,000       $   2,214,000
                                                                    =============       =============       =============

See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES

                    Consolidated Statements of Stockholders' Equity

            Years ended June 3, 2001, May 28, 2000, and May 30, 1999


                                                    CUMULATIVE
                                                    CONVERTIBLE                  CUMULATIVE
                                                     PREFERRED                   CONVERTIBLE
                                                       STOCK                      PREFERRED                COMMON
                                       TOTAL         SERIES A                      STOCK                   STOCK
                                   STOCKHOLDERS'       AND B                      SERIES C                 CLASS A
                                      EQUITY           SHARES         AMOUNT       SHARES        AMOUNT    SHARES        AMOUNT
                                      ------           ------         ------       ------        ------    ------        ------
 Balance, May 31, 1998             $ 55,470,000        31,536    $    788,000       10,000     $ 250,000   349,210   $  8,729,000
                                   ------------        ------    ------------       ------     ---------   -------   ------------

Net earnings                          9,539,000          --              --           --            --        --             --
Cash dividends per share:
    Preferred - $2.0625 annually        (44,000)         --              --           --            --        --             --
    Common - $1.2650 annually          (907,000)         --              --           --            --        --             --
Redemption of common stock -
    Class A 1,446 shares,
       Class B 292 shares               (83,000)         --              --           --            --        --             --
Other comprehensive income              479,000          --              --           --            --        --             --
                                   ------------        ------    ------------       ------     ---------   -------   ------------
Balance, May 30, 1999              $ 64,454,000        31,536    $    788,000       10,000     $ 250,000   349,210   $  8,729,000
                                   ============        ======    ============       ======     =========   =======   ============

Net earnings                          8,619,000          --              --           --            --        --             --
Cash dividends per share:
    Preferred - $2.0625 annually        (43,000)         --              --           --            --        --             --
    Common - $1.21 annually            (865,000)         --              --           --            --        --             --
Redemption of common stock -
    Class A 1,066 shares,
       Class B 224 shares               (58,000)         --              --           --            --        --             --
    Stock Conversion                       --            (280)         (7,000)        --            --          72          2,000
Other comprehensive income              205,000          --              --           --            --        --             --
                                   ------------        ------    ------------       ------     ---------   -------   ------------
Balance, May 28, 2000              $ 72,312,000        31,256    $    781,000       10,000     $ 250,000   349,282   $  8,731,000
                                   ============        ======    ============       ======     =========   =======   ============

Net earnings                          6,661,000          --              --           --            --        --             --
Cash dividends per share:
    Preferred - $2.0625 annually        (41,000)         --              --           --            --        --             --
    Common - $1.10 annually            (825,000)         --              --           --            --        --             --
Issuance of Preferred Stock
Issuance of common stock to
    Employee Stock Trust
    Class B 142,449 shares                 --            --              --           --            --        --             --
Redemption of common stock -
    Class A 183 shares,
       Class B 1 shares                 (14,000)         --              --           --            --        --             --
    Stock Conversion                       --             (40)         (1,000)        --            --          10          1,000
Other comprehensive loss               (628,000)         --              --           --            --        --             --
                                   ------------        ------    ------------       ------     ---------   -------   ------------
Balance, June 3, 2001              $ 77,465,000        31,216    $    780,000       10,000     $ 250,000   349,292   $  8,732,000
                                   ============        ======    ============       ======     =========   =======   ============





                                    COMMON
                                     STOCK                   CAPITAL PAID                 TREASURY
                                    CLASS B                   IN EXCESS OF      RETAINED   STOCK
                                    SHARES      AMOUNT         PAR VALUE        EARNINGS   SHARES         AMOUNT
                                    ------      ------         ---------        --------   ------         ------
 Balance, May 31, 1998             493,123   $ 12,328,000      2,143,000         39,179    141,199   $ (7,993,000)
                                   -------   ------------   ------------   ------------    -------   ------------

Net earnings                          --             --             --        9,539,000       --             --
Cash dividends per share:
    Preferred - $2.0625 annually      --             --             --          (44,000)      --             --
    Common - $1.2650 annually         --             --             --         (907,000)      --             --
Redemption of common stock -
    Class A 1,446 shares,
       Class B 292 shares             --             --             --             --        1,738        (83,000)
Other comprehensive income            --             --             --             --         --             --
                                   -------   ------------   ------------   ------------    -------   ------------
Balance, May 30, 1999              493,123   $ 12,328,000      2,143,000      8,627,179    142,937   $ (8,076,000)
                                   =======   ============   ============   ============    =======   ============

Net earnings                          --             --             --        8,619,000       --             --
Cash dividends per share:
    Preferred - $2.0625 annually      --             --             --          (43,000)      --             --
    Common - $1.21 annually           --             --             --         (865,000)      --             --
Redemption of common stock -
    Class A 1,066 shares,
       Class B 224 shares             --             --             --             --        1,290        (58,000)
    Stock Conversion                  --             --            5,000           --         --             --
Other comprehensive income            --             --             --             --         --             --
                                   -------   ------------   ------------   ------------    -------   ------------
Balance, May 28, 2000              493,123   $ 12,328,000      2,148,000     55,478,000    144,227   $ (8,134,000)
                                   =======   ============   ============   ============    =======   ============

Net earnings                          --             --             --        6,661,000       --             --
Cash dividends per share:
    Preferred - $2.0625 annually      --             --             --          (41,000)      --             --
    Common - $1.10 annually           --             --             --         (825,000)      --             --
Issuance of Preferred Stock
Issuance of common stock to
    Employee Stock Trust
    Class B 142,449 shares         142,449      3,561,000     13,106,000           --         --             --
Redemption of common stock -
    Class A 183 shares,
       Class B 1 shares               --             --             --             --          184        (14,000)
    Stock Conversion                  --             --             --             --         --             --
Other comprehensive loss              --             --             --             --         --             --
                                   -------   ------------   ------------   ------------    -------   ------------
Balance, June 3, 2001              635,572   $ 15,889,000   $ 15,254,000   $ 61,273,000    144,411   $ (8,148,000)
                                   =======   ============   ============   ============    =======   ============





                                                               ACCUMULATED
                                                                  OTHER
                                    EMPLOYEE STOCK TRUST       COMPREHENSIVE
                                    SHARES        AMOUNT          INCOME
                                    ------        ------          ------
 Balance, May 31, 1998                 --     $       --          46,000
                                    -------   ------------   -----------

Net earnings                           --             --            --
Cash dividends per share:
    Preferred - $2.0625 annually       --             --            --
    Common - $1.2650 annually          --             --            --
Redemption of common stock -
    Class A 1,446 shares,
       Class B 292 shares              --             --            --
Other comprehensive income             --             --         479,000
                                    -------   ------------   -----------
Balance, May 30, 1999                                            525,000
                                    =======   ============   ===========

Net earnings                           --             --            --
Cash dividends per share:
    Preferred - $2.0625 annually       --             --            --
    Common - $1.21 annually            --             --            --
Redemption of common stock -
    Class A 1,066 shares,
       Class B 224 shares              --             --            --
    Stock Conversion                   --             --            --
Other comprehensive income             --             --         205,000
                                    -------   ------------   -----------
Balance, May 28, 2000                                            730,000
                                    =======   ============   ===========

Net earnings                           --             --            --
Cash dividends per share:
    Preferred - $2.0625 annually       --             --            --
    Common - $1.10 annually            --             --            --
Issuance of Preferred Stock
Issuance of common stock to
    Employee Stock Trust
    Class B 142,449 shares          142,449    (16,667,000)         --
Redemption of common stock -
    Class A 183 shares,
       Class B 1 shares                --             --            --
    Stock Conversion                   --             --            --
Other comprehensive loss               --             --        (628,000)
                                    -------   ------------   -----------
Balance, June 3, 2001               142,449   $(16,667,000)  $   102,000
                                    =======   ============   ===========


See accompanying notes to consolidated financial statement.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 3, 2001 AND MAY 28, 2000

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   DESCRIPTION OF BUSINESS

            Hanover Foods Corporation (the Company) is a vertically integrated processor of food products in one industry segment. The Company is involved in the growing, processing, canning, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels. The Company has operations in ten plants in Pennsylvania, one plant in Delaware, one plant in Maryland, two plants in Guatemala. The Company's raw materials are readily available and the Company is not dependent on a single supplier or a few suppliers. Revenue is recognized when products are shipped. Separately billed shipping and handling is included in net sales. Shipping and handling costs are included in cost of goods sold.

      (b)   PRINCIPLES OF CONSOLIDATION

            The accompanying consolidated financial statement include the accounts of Hanover Foods Corporation and its subsidiaries, which are Consumers Packing Company (T/A Hanover Foods - Lancaster Division), Spring Glen Fresh Foods, Inc., Bickel's Snack Foods, Inc., Hanover Insurance Company, LTD., The Nittany Corporation, Tri-lo Foods Corp. and its subsidiaries - Alimentos Congelados Monte Bellos, S.A. (Alcosa) and Sunwise Corporation all of which are wholly-owned. During the year ended May 28, 2000, the Company purchased certain assets and assumed certain liabilities of York Foods, Inc., Bickel's Snack Foods, Inc., York Snacks, Inc., and Bon Ton Foods, Inc. which are included as part of Hanover Foods. During the year ended May 31, 1998, the Company purchased L.K. Bowman, Inc. and L.K. Bowman Pacific, Inc., which are included as part of Hanover Foods, and purchased certain assets of Sunnyside Foods, which are included in Spring Glen Fresh Foods, Inc. All significant intercompany balances and transactions have been eliminated.

      (c)   CONCENTRATION OF CREDIT RISK

            Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is generally limited due to the large number of wholesalers and retailers and their geographic dispersion, however, the Company's ten largest customers accounted for approximately 33%, 28% and 35% of the Company's net sales for the years ended June 3, 2001, May 28, 2000 and May 30, 1999, respectively. The Company's ten largest customers account for approximately 21% and 22% of the Company's accounts receivable as of June 3, 2001 and May 28, 2000, respectively. No single customer accounted for more than 10% of net sales for the years ended June 3, 2001, May 28, 2000 and May 30, 1999.

      (d)   CASH AND CASH EQUIVALENTS

            Cash equivalents of $723,000 and $361,000 at June 3, 2001 and May 28, 2000, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

      (e)   INVESTMENTS

            Investments of $3,775,000 and $4,207,000 at June 3, 2001 and May 28,
            2000, respectively, classified as available-for-sale securities, are included in other noncurrent assets and measured at fair value. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income until realized. Net unrealized gains were $153,000, $730,000, and $525,000 at June 3, 2001, May 28, 2000 and May 30, 1999, respectively.

            The reconciliation of the reclassification adjustments related to unrealized gains and losses on securities included in comprehensive income for the respective fiscal year are as follows:

                                                           2001            2000            1999
                                                        ---------       ---------       ---------
            Unrealized holding gains arising
            during Period                               $ (36,000)        347,000         897,000

            Reclassification adjustments for gains
            included in net income                       (541,000)       (142,000)       (418,000)
                                                        ---------       ---------       ---------
            Net unrealized gain (loss) on
            securities                                  $(577,000)        205,000         479,000
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

            Depreciation on property, plant, and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from approximately 3 years to 12 years for equipment and up to 40 years for buildings. Accelerated methods are used for tax reporting purposes. Plant and equipment held under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.


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

      (l)   RESEARCH AND DEVELOPMENT

            Research and development costs are expensed as incurred. Research and development costs amounted to $633,000, $631,000, and $612,000, for the years ended June 3, 2001, May 28, 2000, and May 30, 1999, respectively.

      (m)   PROMOTIONAL COSTS

            Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

      (n)   ADVERTISING COSTS

            Advertising costs are expensed as incurred. Advertising expenses amounted to $1,040,000, $703,000, and $1,897,000, for the years ended June 3, 2001, May 28, 2000, and May 30, 1999, respectively (including manufacturer coupon expense of $257,000, $52,000, and $1,235,000, respectively).

      (o)   EARNINGS PER SHARE

            Earnings per share are computed in accordance with Statement of Financial Accounting (SFAS) No. 128, Earnings per Share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

      (p)   FISCAL YEAR END

            The Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The fiscal year ended June 3, 2001 was comprised of 53 weeks. The fiscal years ended May 28, 2000 and May 30, 1999, were comprised of 52 weeks.

      (q)   USE OF ESTIMATES

            Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (r)   NEW ACCOUNTING STANDARDS

            During May 2000, the Emerging Issues Task Force (EITF) of the FASB released EITF Issue No. 00-14, Accounting for Certain Sales Incentives, which specifies accounting requirements for certain sales incentives a company provides to customers and during September 2000, EITF released Issue No. 00-25, Vendor Income Statement Characterization of Consideration from a vendor to a retailer, which specifies accounting requirements for certain consideration from a vendor to an entity that resells the vendor's products. The Company is required to implement the requirements of these pronouncements in the fourth fiscal quarter of 2002. If these pronouncements had been implemented for the year ended June 3, 2001, there would have been a decrease in selling expenses of $24.6 million and a corresponding decrease in net sales.

(2)   NOTES PAYABLE - BANKS

      The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $89,000,000, of which $52,328,000 was borrowed (including an overdraft of $4,128,000) at June 3, 2001 and $52,380,000 was borrowed (including an overdraft of $1,671,000) at May 28, 2000. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus fifty to seventy-five basis points. The second method is based upon the financial institution's "calculated cost of funds" plus an earnings modification. The weighted-average interest rate on short-term borrowings at June 3, 2001 and May 28, 2000, was 4.89% and 7.02%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended June 3, 2001, May 28, 2000, and May 30, 1999 was approximately $53,393,000, $52,380,000 and $39,629,000.

(3)   LONG-TERM DEBT

      The long-term debt of the Company and its subsidiaries consists of:

                                                   JUNE 3, 2001       MAY 28, 2000
                                                   ------------       ------------

8.74% unsecured senior notes payable to
   an insurance company, due through 2007           $10,714,000        $12,500,000



   Other                                                 27,000             62,000
                                                    -----------        -----------

Total long-term debt                                 10,741,000         12,562,000
Less current maturities                               1,801,000          1,821,000
                                                    -----------        -----------

Long-term debt, excluding current maturities        $ 8,940,000        $10,741,000
                                                    ===========        ===========

The term loan agreements with the insurance company and seasonal borrowing with financial institutions (note 2), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements at June 3, 2001, $30,003,000 of retained earnings are restricted from distribution. The Company is in compliance with the restrictive provisions in the agreements as amended or waived as of June 3, 2001.

      The aggregate long-term debt maturities follow:

      FOR THE FISCAL YEAR ENDING:
           2002                                  $ 1,801,000
           2003                                    1,798,000
           2004                                    1,786,000
           2005                                    1,786,000
           2006                                    1,786,000
           Thereafter                              1,784,000
                                                 -----------

           Total                                 $10,741,000
                                                 ===========

(4)   LEASES

      The Company has several noncancelable operating leases, primarily for equipment, that expire over the next three years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended June 3, 2001, May 28, 2000 and May 30, 1999, amounted to $3,303,000,
      $2,743,000, and $3,591,000, respectively.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 3, 2001 are:

                                                  OPERATING
      FOR THE FISCAL YEAR ENDING:                   LEASES
                                                 -----------
           2002                                  $   722,000
           2003                                      397,000
           2004                                      298,000
           2005                                      157,000
           Thereafter                                 55,000
                                                 -----------

      Total minimum lease payments               $ 1,629,000
                                                 ===========

(5)   CAPITAL STOCK

      The Company's capital stock consists of Class A Nonvoting Common Stock, Class B Voting Common Stock, 8 1/4% Series A and B Cumulative Convertible Preferred Stock, and Series C Convertible Preferred Stock. Holders of Class B Common Stock have one vote per share. No other classes of stock have voting rights except as discussed below.

      The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 10,000 shares of Series C Convertible Preferred Stock to the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan). At least a majority of the trustees of the Company's 401(k) Savings Plan (or similar employee benefit plan), who are appointed by the Board of Directors, must be "disinterested directors" of the Company. If certain Warehime family Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified below, the Amended and Restated Articles permit each of the 10,000 shares of Series C Convertible Preferred Stock the right to cast 35 votes in the election of directors, and each share of Class A Common Stock would have one-tenth (1/10) of a vote per share, thereby enabling them to influence the ultimate result of the election by the Class B shareholders. The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal (not previously approved by the Board of Directors) to further amend the Articles of Incorporation or By-Laws or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C Convertible Preferred Stock ceases five (5) years after its issuance in 1998. Under the Amended and Restated Articles, each of the shares of Series C Convertible Preferred Stock is convertible into one share of Class A Common Stock and is not entitled to vote except in the event that certain Warehime family Class B shareholders cannot agree in writing on the composition of the Board of Directors or on other important matters specified above.

      During the fiscal year, the Corporation established an Employee Stock Trust (the trust) to fund future stock related obligations of the Corporation's compensation and benefit plans, including a concurrently established Employee Stock Ownership Plan (ESOP). For financial reporting purposes, the Trust is consolidated with the Corporation. On March 1, 2001, the Corporation contributed 142,449 shares of Class B Common Stock to the Trust. Upon contribution, these shares were recorded at a fair value of $117/per share based upon the most recent appraised value of Class B Common Stock as determined by an independent valuation. No shares were transferred from the Trust to the ESOP during the fiscal year ended June 3, 2001.

      The following summarizes the Company's capital stock at June 3, 2001 and May 28, 2000 :

                                                  JUNE 3, 2001             MAY 28, 2000
                                              --------------------     --------------------
                                              ISSUED   OUTSTANDING     ISSUED   OUTSTANDING
                                              ------   -----------     ------   -----------
Series A  8 1/4% cumulative
  convertible preferred stock - $25
  Par value, 60,000 shares authorized         14,948         6,228     14,988         6,268

Series B  8 1/4% cumulative
  convertible preferred stock - $25
  Par value, 60,000 shares authorized         16,268         8,496     16,268         8,496

Series C 4.4% cumulative convertible
  preferred stock - $25 par value,
  10,000 shares authorized                    10,000        10,000     10,000        10,000

Class A nonvoting common stock  -
  $25 par value, 800,000 shares
  authorized                                 349,282       288,247    349,282       288,420

Class B voting common stock  -
  $25 par value, 880,000 shares
  authorized                                 635,572       426,249    493,123       426,250

      At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At June 3, 2001, the outstanding Series A and B Preferred Stock could be converted into 3,423 shares of Class A Common Stock.

(6)   RELATED PARTY TRANSACTIONS

      The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. Transactions with related parties are summarized below:

                                          YEAR ENDED        YEAR ENDED        YEAR ENDED
                                            JUNE 3,           MAY 28,           MAY 30,
                                             2001              2000              1999
                                          ----------        ----------        ----------
Revenues:
  Park 100 Foods, Inc.                    $1,800,000        $2,391,000        $2,627,000

Corporate charges:
  Snyder's of Hanover, Inc.                       --           151,000           188,000

Expenditures:
  Lippy Brothers, Inc.                     1,284,000           675,000           956,000
  James G. Sturgill                           20,000            26,000            48,000
  ARWCO Corporation                           73,000            13,000            15,000
  Warehime Enterprises, Inc.                   4,000             4,000            78,000
  John A. and Patricia M. Warehime            67,000            65,000            58,000
  Park 100 Foods, Inc.                         9,000            54,000            85,000
  Schaier Travel                               8,000             7,000                --

Accounts receivable:
  Snyder's of Hanover, Inc.                       --            26,000            32,000
  Park 100 Foods, Inc.                       121,000            96,000           210,000
  Lippy Brothers, Inc.                            --             7,000                --

Accounts payable:

  Patricia M. Warehime                         5,000                --                --
  Schaier Travel                               1,000                --                --

Notes payable:
  Cyril T. Noel                                   --                --            74,000

      Included in other assets is a related party receivable of $724,000 in 2001 and $571,000 in 2000 related to two split interest life insurance contracts on the life of Patricia M. Warehime.

      In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 10), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney's fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended June 3, 2001, May 28, 2000 and May 30, 1999 was approximately $6,000, $57,000, and $72,000, respectively.

      On April 1, 1996, the Company entered into a stock purchase agreement with John R. Miller, Jr. to purchase 1,210 shares of the Company's Voting Class B Common Stock and 5,990 shares of the Company's Non-voting Class A Common Stock over a four-year period. The April 22, 1997 Voting Agreement provides that John R. Miller, Jr. will vote all shares of the Company Common Stock, which he is entitled to vote as directed by the Board of Directors, provided Clayton J. Rohrbach, Jr., Arthur S. Schaier, and Cyril
      T. Noel, or a majority of them, vote in favor of the matter to vote all shares of both classes of common stock beginning April 1, 1996 and ending March 31, 2001. At June 3, 2001, the Company has purchased 1,210 shares of the Company's Voting Class B Common Stock for approximately $88,000 and 5,990 shares of the Company's Non-voting Class A Common Stock for approximately $252,000.

      A portion of rental expense included in note 4 was paid to ARWCO Corporation; Park 100 Foods, Inc. and Warehime Enterprises, Inc. all of which are related companies through common control. The amounts were $15,000, $100,000, and $169,000 for the years ended June 3, 2001, May 28,
      2000, and May 30, 1999, respectively.

(7)   BENEFIT PLANS

      (a)   DEFINED CONTRIBUTION PLAN

            The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee's deferral up to 5%. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 5). The Company's contribution to the 401(k) plan for the periods ended June 3, 2001, May 28, 2000 and May 30, 1999, was $538,000, $588,000, and $576,000, respectively.

      (b)   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

            Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

                                                                       JUNE 3,             MAY 28,
                                                                        2001                2000
                                                                    -----------         -----------
Change in benefit obligation:
  Benefit obligation at beginning of year                           $(3,150,000)        $(3,648,000)
  Service cost                                                          (87,000)           (102,000)
  Interest cost                                                        (253,000)           (225,000)
  Amortization of transition obligation                                 (73,000)            (73,000)
  Plan assumptions                                                     (236,000)            215,000
  Change in plan                                                             --             545,000
  Benefits paid                                                         174,000             138,000
  Other                                                                (134,000)                 --
                                                                    -----------         -----------
        Benefit obligation at end of year                            (3,759,000)         (3,150,000)
                                                                    -----------         -----------
Change in plan assets
  Fair value of plan assets at beginning of year                             --                  --
  Contributions                                                         174,000             138,000
  Benefits paid                                                        (174,000)           (138,000)
                                                                    -----------         -----------
        Fair value of plan assets at end of year                             --                  --
                                                                    -----------         -----------

Funded status:
  Unrecognized net (gain) loss                                          459,000            (114,000)
  Unrecognized prior service cost                                       795,000             855,000
  Unrecognized transition liability, amortized over 20 years            934,000           1,007,000
                                                                    -----------         -----------
  Accrued postretirement benefit cost                               $(1,571,000)        $(1,402,000)
                                                                    ===========         ===========

            A discount rate of 7.25% and 7.75% for June 3, 2001 and May 28, 2000, respectively, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

            The cost of postretirement benefits other than pensions consisted of the following components:

                                            YEAR ENDED      YEAR ENDED      YEAR ENDED
                                             JUNE 3,         MAY 28,         MAY 30,
                                               2001            2000            1999
                                             --------        --------        --------
Service cost                                 $ 87,000        $102,000        $117,000
Interest cost                                 253,000         225,000         243,000
Amortization of transition obligation          73,000          73,000          73,000
Other amortization and deferral                61,000          61,000          79,000
                                             --------        --------        --------
                                             $474,000        $461,000        $512,000
                                             ========        ========        ========

            The assumed postretirement health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% for fiscal year June 3, 2001, decreasing each year to an ultimate rate of 5.0% in 2005 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 3, 2001 by $665,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 3, 2001 by $69,000.

      (c)   EMPLOYMENT AND DEFERRED COMPENSATION AGREEMENTS

            On June 12, 1995, the Company entered into a five-year employment agreement with its Chief Executive Officer, John A Warehime, at an annual base salary of $650,000 with such compensation payable retroactively from April 1, 1994 (the "1995 Employment Agreement"). The 1995 Employment Agreement was amended on February 13, 1997 (Amended Employment Agreement). The principal terms of Mr. Warehime's employment arrangements with the Company as amended by the Amended Employment Agreement are set forth below.

            The Amended Employment Agreement provides for annual increases (but not decreases) in the employee's annual salary equal to the greater of 5% of the prior year's salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime's annual base salary for fiscal 2001 and 2000 was $669,000 and $636,000, respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee's legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

            The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company's pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (non-voting) Stock at the option of the employee. For the years ended June 3, 2001, May 28, 2000, and May 30, 1999, the bonus accrued under this agreement was $331,000, $364,000, and $394,000, respectively.

            The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company's performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended June 3, 2001, May 28, 2000, and May 30, 1999, the long-term performance bonus accrued under this agreement was $144,000, $114,000, and $108,000, respectively.

            The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age
            65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $628,000, $428,000 and $624,000, for the years ended June 3, 2001, May 28, 2000, and May 30, 1999, respectively. The projected benefit obligation was approximately $2,811,000 and $2,174,000 at June 3, 2001 and May 28, 2000, respectively.

            The Amended Employment Agreement was revised effective as of August 1, 1997 to make certain clarifying changes and to require that bonus payments to Mr. Warehime in any taxable year in excess of $1.0 million would be subject to shareholder approval, which shareholder approval was given on August 14, 1997.

            On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the "Knisely Agreement"). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year's salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of June 3, 2001, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,279,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee's death) for the later of one year from the date of such termination or the death of the employee.

            The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee's average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee's termination if the employee is no longer employed by the Company and the employee has attained the age of 55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely's expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $108,000, $45,000 and $81,000, for the years ended June 3, 2001, May 28, 2000 and May 30, 1999, respectively. The projected benefit obligation was approximately $341,000 and $233,000 at June 3, 2001 and May 28, 2000, respectively.

            The Company also entered into a change in control severance agreements with several officers and executives which provides for termination compensation if respective individual's employment is terminated: (i) involuntarily within 24 months of a change in control or (ii) voluntarily, following a reduction in base salary, duties, and responsibilities within 24 months of a change in control. A "change in control" shall be deemed to occur if John A, Warehime ceases to be Chief Executive Officer of the Company or ceases to have the power and authority of the Chief Executive Officer. Pursuant to the terms of this agreement, any payment due thereunder shall be made over a two year period no less frequently than monthly and all payments during any twelve month period shall not in the aggregate exceed the individual's total cash compensation (salary and bonus) received from the Company during fiscal 2001.

            All payments made pursuant to this agreement are subject to the further conditions that: (i) the individual maintain the confidentiality of the Company's trade secrets, customer lists, and other proprietary information of the Company; (ii) for a period of two years following the termination of the officer, neither the individual or his employer or business associate shall enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer's termination; and (iii) for a period of two years following the termination, the individual shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If all officers and executives subject to agreements were terminated on June 3, 2001 under circumstances entitling them to severance payments pursuant to the agreements, the aggregate amount due to them under these agreements would be $1,932,432.

            The Company is also committed to another employee, Patricia H. Townsend, under a previous employment contract, which provides for minimum salary levels, annual adjustments, as well as incentive bonuses and for a term, which ends in March 2004. Provisions contained in the agreement provide for continuation of the remuneration for the remainder of the term of the agreement in the event of termination, incapacity, death, or disability. The estimated commitment for future salaries through the duration of the agreement as of June 3, 2001 was approximately $226,000.

(8)   INCOME TAXES

      Total income taxes for the years ended June 3, 2001, May 28, 2000 and May 30, 1999, were attributable to the following:

                                                    JUNE 3,         MAY 28,         MAY 30,
                                                     2001            2000            1999
                                                  ----------      ----------      ----------
Income from operations                            $2,497,000      $5,029,000      $5,904,000
Stockholders' equity for unrealized gains on
securities and minimum pension liability              53,000              --              --
                                                  ----------      ----------      ----------

                                                  $2,550,000      $5,029,000      $5,904,000
                                                  ==========      ==========      ==========

      Income tax expense (benefit) attributable to income from operations consists of:

                  YEAR ENDED                  YEAR ENDED                  YEAR ENDED
                 JUNE 3, 2001                MAY 28, 2000                MAY 30, 1999
           ------------------------    ------------------------    ------------------------
             FEDERAL        STATE        FEDERAL        STATE        FEDERAL        STATE
           ----------    ----------    ----------    ----------    ----------    ----------
Current    $2,468,000       335,000     4,690,000       804,000     5,602,000       986,000
Deferred     (235,000)      (71,000)     (362,000)     (103,000)     (532,000)     (152,000)
           ----------    ----------    ----------    ----------    ----------    ----------

           $2,233,000       264,000     4,328,000       701,000     5,070,000       834,000
           ==========    ==========    ==========    ==========    ==========    ==========


      There is no income tax attributable to the income from foreign subsidiaries since the foreign entities were not subject to taxes on income in 2001, 2000 and 1999.

      A reconciliation of the Company's effective tax rate to the amount computed by applying the federal income tax rate of 35% to income before taxes attributable to income from operations expressed in percentages, follows:

                                                 YEAR       YEAR       YEAR
                                                 ENDED      ENDED      ENDED
                                                JUNE 3,    MAY 28,    MAY 30,
                                                 2001       2000       1999
                                                 ----       ----       ----
Federal income tax rate                          35.0%      35.0%      35.0%
Increase (decrease) in taxes:
    State taxes - net of federal tax              1.9        3.3        3.4
    Income in foreign subsidiary with no tax     (7.3)      (4.6)      (1.3)
    Other items - net                            (2.3)       3.1        1.1
                                                 ----       ----       ----

Effective income tax rate                        27.3%      36.8%      38.2%
                                                 ====       ====       ====

      The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at June 3, 2001 and May 28, 2000, follow:

                                                       JUNE 3,           MAY 28,
                                                        2001              2000
                                                    -----------       -----------
Deferred tax liabilities:
  Property, plant and equipment                     $(5,648,000)      $(5,539,000)
  Net unrealized gain on marketable securities          (88,000)               --
  Other                                                (893,000)         (635,000)
                                                    -----------       -----------

          Total gross deferred tax liabilities       (6,629,000)       (6,174,000)
                                                    -----------       -----------

Deferred tax assets:
  Inventory costs                                       242,000           193,000
  Accrued expenses and other liabilities              1,885,000         1,512,000
  Pension and postretirement benefits                   687,000           520,000
  Net operating loss carryforwards                      300,000           203,000
  Other                                                 410,000           388,000
                                                    -----------       -----------

          Total gross deferred tax assets             3,524,000         2,816,000
                                                    -----------       -----------

Net deferred tax liability                          $(3,105,000)      $(3,358,000)
                                                    ===========       ===========

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

      The Company has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $6,867,000 at June 3, 2001.

      At June 3, 2001, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $213,000 and $2,700,000, respectively, which are available to offset future favorable income, if any, through 2011 for federal and 2013 for state.

(9)   ACQUISITIONS

      During the year ended May 28, 2000, the Company via its wholly owned subsidiary, Bickel's Snack Foods, Inc. purchased certain assets and assumed certain liabilities of York Foods, Inc., and its wholly owned subsidiaries, Bon Ton Foods, Inc. and York Snacks. During the year ended May 30, 1999, the Company purchased certain assets of Bickel's Potato Chip Co. Inc. (Bickel's) and Draper-King Cole, Inc. and Draper Canning Company (collectively "Draper"). During the year ended May 31, 1998, the Company purchased assets and assumed certain liabilities L.K. Bowman, Inc. and L.K. Bowman Pacific, Inc. (collectively "Bowman") and purchased certain assets of Sunnyside Foods. All of these acquisitions were accounted for under the purchase method and were not considered to be material to the Company's results of operations for the years ended May 28, 2000 and May 30, 1999, respectively. The allocation of purchase price is as follows:

      (a)   Acquisitions made during the year ended May 28, 2000:

            Accounts receivable                         $ 1,496,000
            Inventory                                     1,147,000
            Other current assets                             82,000
            Property, plant and equipment                 2,737,000
            Goodwill                                      1,981,000
            Other Assets                                     13,000
            Accounts Payable                             (2,855,000)
            Debt                                            (77,000)
                                                        -----------

            Total purchase price                        $ 4,524,000
                                                        ===========

      (b)   Acquisitions made during the year ended May 30, 1999:

            Accounts receivable                         $ 2,032,000
            Inventory                                     1,984,000
            Other current assets                             13,000
            Property, plant and equipment                 3,704,000
            Goodwill                                        100,000
                                                        -----------

            Total purchase price                        $ 7,833,000
                                                        ===========

(10)  COMMITMENTS AND CONTINGENCIES

      (a)   LETTER OF CREDIT

            As of June 3, 2001, the Company's wholly-owned reinsurance company had outstanding two letters of credit in the amount of $280,000 and $860,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

      (b)   LEGAL MATTERS

            DERIVATIVE ACTION

            On September 13, 1996, certain Class A common stockholders filed a complaint in equity against six of the Corporation's directors and the estate of a former director in the Court of Common Pleas of York County, Pennsylvania (the complaint). The suit also names the Corporation as a nominal defendant. The suit sought various forms of relief including, but not limited to, rescission of the board's April 28, 1995 approval of John A. Warehime's 1995 Employment Agreement and the board's February 10, 1995 adjustment of director's fees. (Since the filing of this lawsuit, John A. Warehime's 1995 Employment Agreement was amended.) In addition, the plaintiffs sought costs and fees incident to bringing suit. On November 4, 1996, the complaint was amended to add additional plaintiffs. On June 24, 1997, the Court dismissed the amended complaint for failure to make a prior demand. An appeal was filed from the court's June 24, 1997 Order. On December 2, 1998, the Superior Court of Pennsylvania held that the derivative plaintiffs had made adequate demand.

            On May 12, 1997, a written demand was received by the Corporation from the attorney for those Class A common stockholders containing similar allegations and the allegations raised by the Class A common stockholders were investigated by a special independent committee of the Board of Directors and found to be without merit.

            The director defendants filed an Answer and New Matter to the Amended Complaint on March 17, 1999.

            WAREHIME FAMILY LITIGATION

            On February 21, 1997, Michael A. Warehime, a Class B shareholder, and certain Class A shareholders filed motions for a preliminary injunction against the Corporation, John A. Warehime, in his capacity as voting trustee, and all certain directors of the Corporation in the Court of Common Pleas of York County, Pennsylvania against a Proposal of the Board of Directors to amend and restate the Corporation's Articles of Incorporation in the manner hereafter described.

            On February 13, 1997, the Board of Directors proposed an amendment and restatement of the Corporation's Articles of Incorporation (the "Amended and Restated Articles") which provides that if all of the following Class B Shareholders (or their estates upon the death of such stockholders), Michael A. Warehime, John A. Warehime, Sally W. Yelland, J. William Warehime, and Elizabeth W. Stick (all members of the Warehime family), do not agree in writing to the composition of the Board of Directors or other important matters specified below on or after the 1998 annual shareholders meeting, the trustees of the Corporation's 401(k) Savings Plan (or a similar employee benefit plan), acting as fiduciaries for the employees who participate in the Plan, and the Class A shareholders may become entitled to vote in the manner described in the document. Pursuant to the Company's Bylaws, nominations for director must be submitted to the Company in the manner prescribed by the Bylaws no later than June 1 of the year in which the meeting is to occur.

            The Amended and Restated Articles create a Series C Convertible Preferred Stock and also classified the terms of the Board of Directors commencing with the election at the 1997 annual shareholders' meeting and permit directors to be elected for four-year terms as permitted by Pennsylvania law.

            The motions for a preliminary injunction were dismissed by the Court on June 24, 1997. The Class B shareholders on June 25, 1997 approved the Amended and Restated Articles (John A. Warehime, being the sole Class B shareholder voting affirmatively in his capacity as voting trustee) and the Amended and Restated Articles became effective June 25, 1997.

            In August 1997, the Board of Directors proposed a further amendment (the "Amendment") Amended and Restated Articles to expand the definition of "disinterested directors" in the manner described below, and to approve certain performance based compensation for John A. Warehime solely for the purpose of making the Corporation eligible for a federal income tax deduction pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. A special meeting was scheduled for August 14, 1997 (the "Special Meeting") to vote on these proposals. On August 8, 1997, Michael A. Warehime filed a motion in the Court of Common Pleas of York County, Pennsylvania to prevent John A. Warehime, in his capacity as voting trustee from voting on these proposals and to enjoin the Amendment. This Motion was denied by the court on August 11, 1997. The Amendment and the proposal under Section 162(m) were approved by Class B Shareholders (John A. Warehime was the sole Class B shareholder to vote affirmatively, in his capacity as voting trustee) on August 14, 1997 and the Amendment became effective on August 14, 1997.

            Under the Amendment, the definition of "disinterested directors" means the person who, in the opinion of counsel for the Corporation, meet any of the following criteria: (i) disinterested directors as defined in Section 1715(e) of the Pennsylvania Business Corporations Law of 1988, as amended; (ii) persons who are not "interested" directors as defined in Section 1.23 of The American Law Institute "Principles of Corporate Governance: Analysis and Recommendations"
            (1994); or (iii) persons who qualify as members of the Audit Committee pursuant to Section 303.00 of the New York Stock Exchange's Listed Company Manual.

            Michael Warehime filed an appeal from the denial of his motion to enjoin the previously described Amendment to the Company's Amended and Restated Articles. On December 2, 1998, a majority panel of the Superior Court of Pennsylvania issued a decision holding that although John Warehime had acted in good faith in voting for the Amendment to the Amended and Restated Articles as trustee of the Warehime voting trust, Mr. Warehime breached his fiduciary duty to the beneficiaries of the Warehime voting trust in voting for the Amendment. On November 29, 1999, the Supreme Court of Pennsylvania granted a petition for allowance of appeal, filed by John Warehime, and granted a cross-petition for appeal filed by Michael Warehime.

            On August 13, 1999, Michael Warehime filed a complaint in equity in the Court of Common Pleas of York County, Pennsylvania, naming as defendants Arthur S. Schaier, Cyril T. Noel, Clayton J. Rohrbach, Jr., John A. Warehime, and the Company. The complaint sought a court order declaring that the September 1999 election for the board of directors of the Company be conducted in accordance with the Articles of Incorporation of the Company as they existed prior to June 25, 1997, an order declaring that the Series C Convertible Preferred Stock cannot be voted, and an order that the following candidates for the board of directors of the Company proposed by Michael Warehime, Sally Yelland, Elizabeth Stick and J. William Warehime be accepted by the Company and listed on the ballot to be distributed at the annual meeting of shareholders of the Company to be held on September 16, 1999: Michael Warehime, Daniel Meckley, Elizabeth Stick, Sonny Bowman, and John Denton. The basis for the complaint was the December 2, 1998 decision of the Pennsylvania Superior Court which held that John A. Warehime breached his fiduciary duties in voting for the Amended and Restated Articles as trustee of the Warehime voting trust. The requested relief was denied by the Court of Common Pleas of York County and Michael Warehime appealed to the Superior Court of Pennsylvania.

            On September 12, 2000, the Superior Court of Pennsylvania stated, in a Memorandum decision, that the June 25, 1997 shareholder vote, which adopted the Amended and Restated Articles of Incorporation of the Corporation should be set aside, and remanded the case to the Court of Common Pleas of York County to determine what further relief would be appropriate. On remand, the Court of Common Pleas of York County entered an Order on October 10, 2000 declaring that the Amended and Restated Articles of Incorporation were set aside and that an election should be held without the Amended or Restated Articles of Incorporation. On October 11, 2000, the Supreme Court of Pennsylvania entered an Order staying the Order of the Court of Common Pleas of York County.

            On November 27, 2000, the Supreme Court of Pennsylvania reversed and remanded the Order of the Superior Court issued on December 2, 1998 and, in effect, the Order of the Superior Court issued September 12, 2000. In reversing the Superior Court's Order, the Supreme Court of Pennsylvania held that John A. Warehime, the trustee of the voting trust, did not breach his fiduciary duties in voting the trust shares in favor of the Amended and Restated Articles of Incorporation. The Supreme Court remanded the case to the Pennsylvania Superior Court to consider other issues raised by Michael A. Warehime.

            On May 4, 2001, the Superior Court of Pennsylvania, on remand from the Pennsylvania Supreme Court to decide several remaining issues, held that the 1997 amendments to the Corporation's Amended and Restated Articles of Incorporation "violated principles of corporate democracy" and should be invalidated even though the Superior Court found the directors acted in good faith and their actions in approving the amendments did not result in a breach of their fiduciary duties. A petition for allocatur was filed with the Pennsylvania Supreme Court requesting that the Pennsylvania Supreme Court review the Superior Court's May 4, 2001 ruling.

            The Corporation is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations or liquidity.

      (c)   STOCK REPURCHASE PLAN

            The Company has agreed to purchase the Company's Class A Common Stock purchased or owned by employees prior to April 20, 1988 at appraised value. This guarantee of repurchase by the Company is for an indefinite period of time. No shares were repurchased under this plan for the years ended June 3, 2001 and May 28, 2000. Shares repurchased under this plan amounted to 22 during the year ended May 30, 1999. As of June 3, 2001, there are 10,557 shares outstanding that would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $1,013,000, based on the most recent appraised value per share as of March 31, 2001.

      (d)   SALES AND LEASE AGREEMENT

            In February 2001, the Company entered into a renewable Sales and Lease agreement to lease the Colusa plant for six (6) years beginning July 1, 2001 and to purchase 6 million pounds of tomato paste on a cost basis formula from the lessee during the second through sixth year of the agreement. In addition, the Company has the option to purchase an additional 6 million pounds if the cost basis formula is more favorable than market prices. The Company expects to use this annual purchase commitment through normal operations.

(11)  FOREIGN OPERATIONS

      The Company's foreign subsidiary, Alimentos Congelados Monte Bello, S.A. (ALCOSA) produces food products in Guatemala, which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

                           JUNE 3,          MAY 28,          MAY 30,
                            2001             2000             1999
                        -----------      -----------      -----------
Revenues                $13,152,000      $15,863,000      $15,213,000
Cost of goods sold       12,294,000       13,036,000       13,963,000
Assets                    7,907,000       10,580,000        8,942,000

ALCOSA maintains its accounting records in quetzales, although, for financial reporting purposes, the accounting records have been remeasured to be expressed in U.S. dollars. The financial statements of ALCOSA have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other income - net and amount to a loss of $60,000, a loss of $315,000 and a gain of $13,000, for the years ended June 3, 2001, May 28, 2000, and May 30, 1999, respectively. At June 3, 2001, the prevailing exchange rate was Q 7.80 to U.S. $1.00.

(12) RECONCILIATION OF NUMERATOR AND DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE

                                                   YEAR            YEAR            YEAR
                                                   ENDED           ENDED           ENDED
                                                  JUNE 3,         MAY 28,         MAY 30,
                                                   2001            2000            1999
                                                ----------      ----------      ----------
Numerator for basic earnings per share:
Net earnings applicable to
   Common stock                                 $6,620,000      $8,576,000      $9,495,000
Effect of dilutive securities:
8-1/4% cumulative convertible
   Preferred stock                                  30,000          31,000          31,000
4.40% cumulative convertible
   Preferred stock                                  11,000          12,000          13,000
                                                ----------      ----------      ----------

Net earnings assuming dilution                  $6,661,000      $8,619,000      $9,539,000
                                                ==========      ==========      ==========

Denominator:
Basic weighted-average shares                      714,565         715,249         716,974
Effect of dilutive securities:
8-1/4% cumulative convertible
   Preferred stock                                   3,670           4,140           4,921
4.40% cumulative convertible
   Preferred stock                                  10,000          10,000          10,000
                                                ----------      ----------      ----------

Diluted weighted-average shares                    728,235         729,389         731,895
                                                ==========      ==========      ==========

Basic earnings per share                        $     9.26      $    11.99      $    13.24
Diluted earnings per share                            9.15           11.82           13.03
                                                ==========      ==========      ==========

(13)  STATEMENT OF CASH FLOW INFORMATION

                                                   YEAR            YEAR            YEAR
                                                   ENDED           ENDED           ENDED
                                                  JUNE 3,         MAY 28,         MAY 30,
                                                   2001            2000            1999
                                                ----------      ----------      ----------
Supplemental disclosure of cash paid for:
  Interest                                      $4,698,000      $4,098,000      $3,061,000
  Income taxes                                   3,848,000       5,916,000       5,983,000
                                                ==========      ==========      ==========
Non-cash investing activities, acquisition
  of business:
     Fair value of assets acquired              $       --      $7,456,000      $7,833,000
     Cash paid                                          --       4,524,000       7,833,000
                                                ----------      ----------      ----------

     Liabilities assumed                        $       --      $2,932,000      $       --
                                                ==========      ==========      ==========

                            QUARTERLY FINANCIAL DATA

-------------------------------------------------------------------------------------------
Dollars in thousands                          First       Second        Third       Fourth
(except per share)                           quarter      quarter      quarter      quarter
-------------------------------------------------------------------------------------------
2001
Net sales                                    $65,034      $86,569      $82,212      $84,431
Gross profit                                 $15,724      $22,470      $18,637      $18,426
Net earnings                                 $ 1,174      $ 3,208      $   576      $ 1,702
Net earnings per common share - Basic        $  1.63      $  4.47      $   .79      $  2.36
Net earnings per common share - Diluted      $  1.61      $  4.41      $   .79      $  2.34
Cash Dividends per common share              $  .275      $  .275      $  .275      $  .275
-------------------------------------------------------------------------------------------
2000
Net sales                                    $61,621      $82,539      $78,926      $77,179
Gross profit                                 $15,870      $21,318      $19,215      $18,568
Net earnings                                 $ 1,760      $ 3,569      $ 1,678      $ 1,612
Net earnings per common share - Basic        $  2.44      $  4.99      $  2.33      $  2.23
Net earnings per common share - Diluted      $  2.41      $  4.91      $  2.30      $  2.20
Cash Dividends per common share              $  .385      $  .275      $  .275      $  .275

First, second and third quarter amounts for fiscal 2001 are restated to correct depreciation expense recorded in the fourth quarter. Gross profit was previously reported as $15,849,000, $22,595,000 and $18,762,000 for the first, second and third quarters of fiscal 2001, respectively. Net earnings were previously reported as $1,251,000, $3,288,000, and $659,000 for the first, second and third quarters of fiscal 2001, respectively. Net earnings per common share-basic were previously reported as $1.74, $4.59, and $.91 for the first, second and third quarters of fiscal 2001, respectively. Net earnings per share-diluted were previously reported as $1.72, $4.52, and $.91 for the first, second and third quarters respectively.

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

Quarter Ended                         High           Low         Dividends
-------------                         ----           ---         ---------
August 29, 1999                      $61.00         $60.00         $0.385
November 28, 1999                    $61.25         $61.00         $0.275
February 27, 2000                    $71.00         $61.00         $0.275
May 28, 2000                         $61.00         $61.00         $0.275
August 27, 2000                      $61.00         $57.00         $0.275
November 26, 2001                    $57.00         $55.00         $0.275
February 25, 2001                    $55.50         $51.00         $0.275
June 3, 2001                         $51.00         $50.00         $0.275

As of June 3, 2001, there were 375 record holders and approximately 210 beneficial holders of the Class A Common Stock.

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


ANNUAL MEETING

At this time no Annual Meeting of Shareholders has been scheduled.

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended June 3, 2001, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

                  Gary T. Knisely
                  Hanover Foods Corporation
                  1486 York Road
                  P.O. Box 334
                  Hanover, PA  17331
                  717-632-6000