Form 10-K, Exhibit 13
period 2002-06-02
HANOVER FOODS CORP /PA/
filed 2002-09-03
CIK 853733

                                 [HANOVER LOGO]





                      2002 ANNUAL REPORT TO SHAREHOLDERS

                                GENERAL OVERVIEW

         Hanover Foods Corporation (as used herein the term "Corporation" refers to Hanover Foods Corporation and its consolidated subsidiaries) was incorporated on December 12, 1924 in Harrisburg, Pennsylvania.

         The Corporation has six (6) wholly-owned subsidiaries, Tri-Co. Foods Corp., Consumers Packing Corporation, d/b/a Hanover Foods - Lancaster Division, Spring Glen Fresh Foods, Inc., Hanover Insurance Corporation, Ltd., Nittany Corporation and Bickel's Snack Foods, Inc. Tri-Co. Foods Corp. has three (3) wholly-owned subsidiaries: Alimentos Congelados Monte Bello, S.A., Sunwise Corporation and Mayapac, S.A.

         The Corporation is a vertically integrated processor of food products in one industry segment. It is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks, as well as other branded, customer and private labels.

         The Corporation enjoys its strongest retail sales in the mid-Atlantic states and Florida. Introduction of frozen ethnic blends, specialty vegetables, canned pasta, frozen soft pretzels, refrigerated food, canned and frozen mushrooms and snack food products has enabled the Corporation to increase and expand its distribution throughout the eastern seaboard. Distribution in the remainder of the United States is limited to food service, military and industrial customers.

         The Corporation markets its products under the brand names HANOVER, HANOVER FARMS, MYERS, PHILLIPS, GIBBS, SUPERFINE, MARYLAND CHIEF, MITCHELL'S, DUTCH FARMS, SUNWISE, O&C (jarred onions only), SPRING GLEN FRESH FOODS, SUNNYSIDE FOODS, NOTTINGHAM, BICKEL'S, BON TON, YORK SNACKS, CABANA and DRAPER KING COLE. The products sold by the Corporation under these brand names include canned vegetables, beans and pasta as well as frozen vegetables, frozen meat products, food entrees, refrigerated and fresh foods, canned and frozen mushrooms and potato chips.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

         When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including but not limited to quarterly fluctuations in operating results, competition, state and federal regulation, environmental considerations, foreign operations, and a change of control as a result of the pending Warehime family litigation. Such factors, which are discussed in the Annual Report, could affect the Corporation's financial performance and could cause the Corporation's actual result for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Corporation wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

DESCRIPTION OF BUSINESS

         The Corporation is a vertically integrated processor of food products in one industry segment. The Corporation is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks as well as other branded, customer and private labels. The Corporation has operations in ten plants in Pennsylvania, one plant in Maryland, one plant in Delaware, and two plants in Guatemala. The Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. See Note 6 of the notes to the Consolidated Financial Statements.

         The Corporation's fiscal year ends at the close of operations on the Sunday nearest to May 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended June 2, 2002 to the year ended June 3, 2001, and the fiscal year ended June 3, 2001 to the year ended May 28, 2000. The fiscal year ended June 3, 2001 was comprised of 53 weeks. The fiscal year ended June 2, 2002 and May 28, 2000, were comprised of 52 weeks.

RESULTS OF OPERATIONS

YEAR ENDED JUNE 2, 2002 COMPARED TO YEAR ENDED JUNE 3, 2001

NET SALES

         Consolidated net sales were $290.1 million for fiscal 2002 compared to $293.5 million for fiscal 2001, a decrease of $3.4 million, or 1.2%. The decrease in consolidated net sales was comprised of the following volume and sales price components:

                                VOLUME     SALES PRICE   COMBINED
                                ------     -----------   --------
Frozen Foods ..........          (.8)%        (.1)%        (.9)%
Canned Foods ..........         (1.1)%        1.9%          .8%
Prepared/Snack Foods...          (.5)%        (.6)%       (1.1)%
                                ------     -----------   --------
                                (2.4)%        1.2%        (1.2)%
                                ======     ===========   ========

         The decreased volume in frozen sales was principally due to a decrease in retail brand sales due to a planned decrease in price sensitive promotions. This decrease was partially offset by increases in food service and private label sales. Frozen food prices have remained relatively consistent with last fiscal year, however the reduced price sensitive promotions did increase prices, but the increase in foods services and private label sales were made at a lower price per unit that offset the increased price in branded retail sales.

         The decreased volume in canned sales was principally due to a decrease in retail branded sales due to a planned decrease in price sensitive promotions. This decrease was partially offset by increases in food service sales. Canned prices have increased due to a reduction in price sensitive promotion and an overall increase in dry bean and potato prices during the current fiscal year.

         Prepared and snack foods showed a decrease in sales volume due to the elimination of non-profitable snack accounts which was planned. The decreased sales prices in prepared and snack foods were principally due to a change in the mix of product sold towards private label versus branded products.

COST OF GOODS SOLD

         Consolidated costs of goods sold represents 81.4% of consolidated net sales for fiscal 2002 compared to 82.8% for fiscal 2001. The consolidated cost of sales decreased $6.7 million to $236.3 million in fiscal 2002 compared to $243.0 million for fiscal 2001. The cost of sales decreased $.6 million primarily due to reduced energy costs and increased plant productivity, and to a lesser extent, due to a volume reduction of .5% or $6.1 million for fiscal 2002.

SELLING EXPENSES

         Consolidated selling expenses represented 8.1% of consolidated net sales for fiscal 2002 and 8.4% for fiscal 2001. Promotion expense decreased $1.3 million to $7.4 million for fiscal year 2002 as compared to $8.7 million for fiscal 2001 as the Corporation spent less dollars to introduce new items in branded retail.

         In addition to promotion expense, the Corporation spent $1.9 million on advertising, including $1.2 million relating to coupons for fiscal 2002, compared to $1.0 million in advertising, including $257,000 for coupons for fiscal 2001.

         Management intends to continue to direct promotional dollars to gain additional market share and increase distribution of its brands profitably.

ADMINISTRATIVE EXPENSES

         Consolidated administrative expenses were $14.6 million for fiscal year 2002, or 5.0% of consolidated net sales, as compared to $13.3 million, or 4.5% of consolidated net sales in 2001. Increased corporate bonus provision and a charge to earnings for the contribution to the Corporation's Employee Stock Ownership Plan accounted for the increase in administration expense for the fiscal year ended June 2, 2002.

INTEREST EXPENSE

         Consolidated interest expenses for fiscal 2002 decreased $1.0 million to $3.6 million compared to $4.6 million in fiscal 2001. The decrease reflects lower average borrowings as well as lower average borrowing rates for the fiscal year compared to last fiscal year.

OTHER INCOME (EXPENSE)

         Consolidated other income decreased $763,000 to $371,000 for fiscal 2002 as compared to other income of $1,134,000 for fiscal 2001. Increased foreign exchange losses accounted for $118,000 of the decrease and decreased gains on the sales of investments accounted for $511,000 of the decrease.

INCOME TAXES

         The provision for corporate federal, foreign and state income tax for fiscal year 2002 was $5.1 million or 41.3% of pretax earnings, as compared to $2.5 million or 27.3% of pretax earnings for 2001. The increase in the effective rate was primarily due to income earned in Guatemala that was subject to income taxes in the current year resulting from the expiration of an export tax exemption and related adjustment of tax accruals for these taxes. Prior to March 31, 2001, the Corporation's Guatemalan subsidiary Alimentos Congelados Monte Bello S.A. was generally not subject to income taxes.

NET EARNINGS

         Consolidated net earnings for fiscal year 2002 were $7.3 million, or 2.5% of consolidated net sales as compared to $6.7 million or 2.3% of consolidated net sales for fiscal 2001 as a result of the factors discussed above.

YEAR ENDED JUNE 3, 2001 RESULTS OF OPERATIONS COMPARED TO YEAR ENDED
MAY 28, 2000

NET SALES

         Consolidated net sales were $293.5 million for fiscal 2001 compared to $277.3 million for fiscal 2000, an increase of $16.2 million, or 5.8%. The increase in consolidated net sales was comprised of the following volume and sales price components:

                                VOLUME     SALES PRICE   COMBINED
                                ------     -----------   --------
Frozen Foods ..........          1.4%         (.8)%         .6%
Canned Foods ..........         (1.3)%         .9%         (.4)%
Prepared/Snack Foods...          6.9%        (1.3)%        5.6%
                                ------     -----------   --------
                                 7.0%        (1.2)%        5.8%
                                ======     ===========   ========

         The increased volume in frozen sales was principally due to an increase in sales of frozen mushrooms to industrial customers. This increase in volume was partially offset by a decrease in branded retail frozen sales. Frozen foods prices have remained relatively consistent with the prior fiscal year.

         The decreased volume in canned sales was principally due to lower private label sales levels. Canned prices have remained consistent with the prior fiscal year.

         Prepared and snack foods showed an increase in sales attributed to sales of York Foods, Inc., York Snacks, Inc. and Bon Ton Foods, Inc. acquired in January 2000. The decreased sales prices in prepared foods were principally due to a change in the mix of product toward private label sales versus branded products.

COST OF GOODS SOLD

         Consolidated cost of goods sold represents 82.8% of consolidated net sales for fiscal 2001 compared to 81.2% for fiscal 2000. The consolidated cost of sales increased $17.7 million to $243.0 million in fiscal 2001 compared to $225.3 million for fiscal 2000. The addition of York Foods, Inc., York Snacks, Inc., and Bon Ton Foods, Inc. in January 2000 accounted for $13.6 million of the dollar increase. Increases in energy, employee health benefits, frozen storage and wages accounted for the remaining dollars and also the increase in cost of goods sold as a percentage of net sales for fiscal 2001 compared to fiscal 2000.

SELLING EXPENSES

         Consolidated selling expenses represented 8.4% of consolidated net sales for fiscal 2001 and 7.8% for fiscal 2000. Promotion expenses which are not price sensitive increased $1.7 million to $9.2 million for fiscal year 2001 as compared to $7.5 million for fiscal 2000 as the corporation spent additional promotion dollars to maintain market share in frozen brands and to launch a new retail frozen product line during the second quarter of fiscal 2001.

         In addition to promotion expense, the Corporation spent $1.0 million on advertising, including $257,000 relating to coupons for fiscal 2001, compared to $703,000 in advertising, including $52,000 for coupons for fiscal 2000.

         The Corporation also spent an additional $2.1 million in selling expenses due to the acquisition of York Foods, Inc., York Snacks, Inc. and Bon Ton Foods, Inc. in January 2000.

ADMINISTRATIVE EXPENSES

         Consolidated administrative expenses were $13.3 million for fiscal year 2001 or 4.5% of consolidated net sales, as compared to $13.2 million, or 4.8% of consolidated net sales in 2000. The consolidation of administrative functions among all divisions and reduced corporate bonuses contributed to the decrease in these expenses as a percentage of sales.

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

INCOME TAXES

         The provision for corporate federal and state income tax for fiscal year 2001 was $2.5 million or 27.3% of pretax earnings, as compared to $5.0 million or 36.8% of pretax earnings for 2000. The decrease in the effective rate was primarily due to increased earnings, that were not subject to income taxes, in foreign jurisdictions during fiscal 2001 as compared to fiscal 2000.

NET EARNINGS

         Consolidated net earnings for fiscal year 2001 were $6.7 million, or 2.3% of consolidated net sales as compared to $8.6 million or 3.1% of consolidated net sales for fiscal 2000 as a result of the factors discussed above.

RELATED PARTY TRANSACTIONS

         During fiscal 2002, the Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related companies. These transactions are summarized below.

         During fiscal 2002, the Corporation rented equipment from Park 100 Foods, Inc. The rental payments pursuant to such lease agreements totaled $14,000 during fiscal 2002. In addition, the Corporation purchased $2,000 of food ingredients from Park 100 Foods, Inc. and reimbursed Park 100 Foods, Inc. $9,000 for nonconforming food products. As of June 2, 2002, the Corporation had an accounts receivable of $164,000 from Park 100 Foods, Inc. for food products sold and shipped to Park 100 Foods, Inc. During fiscal 2002, the Corporation sold approximately $1.6 million of frozen food products to Park 100 Foods, Inc., Tipton, Indiana. James A. Washburn, a director of the Corporation, owns approximately 80% of the outstanding stock of Park 100 Foods, Inc.

         During fiscal 2002, the Corporation leased a two story farm house, adjoining one story guest house and adjoining ground located on Trolley Road, R.D. #3, Hanover, Heidelberg Township, Pennsylvania, for customer housing and temporary new employee housing from John A. and Patricia M. Warehime for a total of $49,000.

         During fiscal 2002, the Corporation leased a barn for seed storage, located in Heidelberg Township, Pennsylvania for $4,000 from Warehime Enterprises, Inc. In addition, the Corporation purchased used food processing equipment for $77,000 from Warehime Enterprises, Inc. J. William Warehime, a shareholder of the Corporation, and John A. Warehime, Chairman of the Corporation, own 44.4% and 14.8% of the outstanding stock of Warehime Enterprises, Inc., respectively.

         During fiscal 2002, the Corporation purchased $1.2 million contracted vegetables from Lippy Brothers, Inc. T. Edward Lippy, a director of the Corporation, owns approximately 37.0% of the outstanding stock of Lippy Brothers, Inc.

         During fiscal 2002, the adult children of the Corporation's Chairman, John Warehime, were employed by the Corporation, including Jennifer Carter, Director, who is employed as Assistant to the Chairman, Jeffrey Warehime, who is employed as Director - Brokered Retail Sales, and Andrew Warehime, who is employed as Special Sales Manager. Jennifer Carter, Jeffrey Warehime and Andrew Warehime are employed by the Corporation at annual salaries of $89,606, $95,067, $60,319, respectively. Ms. Carter also receives director compensation customary for the Corporation's directors. On June 20, 2002, each of Jennifer Carter, Jeffrey Warehime, and Andrew Warehime were granted an option to purchase 500 shares of Class B common stock. Andrea Kint, the daughter of Pietro Giraffa, Vice President and Controller of the Corporation, is employed as Assistant Production Manager - Hanover, PA Frozen Operations at an annual salary of $45,000.

LIQUIDITY AND CAPITAL RESOURCES

         The discussion and analysis of the Corporation's liquidity and capital resources should be read in conjunction with the Consolidated Statements of Cash Flows, contained elsewhere herein.

         Net working capital was $36.5 million at June 2, 2002 and $6.8 million at June 3, 2001. The current ratio was 1.64 on June 2, 2002 and 1.08 on June 3, 2001.

         Net cash provided by operations for the fiscal year ended June 2, 2002 was $19.0 million, compared to $10.8 million, for the fiscal year ended June 2, 2001. Sources of net cash provided by operations consisted principally of net earnings of $7.3 million and non-cash depreciation and amortization expense of $9.4 million and increases in accounts payable and accrued expenses of $1.2 million. The use of net cash for operations consisted primarily of increased inventory of $.3 million and increased prepaid expenses of $.6 million.

         Net cash provided by operations for the fiscal year ended June 3, 2001 was $10.8 million, compared to $11.6 million for the fiscal year ended May 28, 2000. Sources of net cash provided by operations consisted principally of net earnings of $6.7 million and non-cash depreciation and amortization expense of $8.6 million. The use of net cash for operations consisted primarily of increased inventory of $2.1 million and decreased accounts payable and accrued expenses of $2.3 million.

         Net cash used by investing activities for the fiscal year ended June 2, 2002 was $6.9 million as compared to $13.2 million for fiscal year ended June 3, 2001. The principal use of funds was the upgrade of property, plant and equipment. During the year ended June 2, 2002, $6.8 million was spent on development and modernization of equipment as compared to $13.6 million in the fiscal year ended June 3, 2001. These projects were funded by internally generated funds. The Corporation also used operating leases to meet other equipment needs. The lease expense for the fiscal year ended June 2, 2002 was $3.0 million, a decrease of $261,000 from the fiscal year ended June 3, 2001.

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

         Net cash used by financing activities was $11.1 million for the fiscal year ended June 2, 2002, compared to cash used by financing activities of $2.8 million for the fiscal year ended June 3, 2001. Seasonal borrowing decreased $33.3 million as of June 2, 2002 compared to June 3, 2001. As of September 1, 2001, the Corporation entered in the Note Purchase Agreement with a group of lenders led by John Hancock Insurance Company (the "Lenders") and issued 7.01% Senior Notes (the "Notes") due September 15, 2011 in the aggregate principal amount of $25.0 million to the Lenders. The Corporation is required to make a prepayment of $2.5 million of the principal amount of the Notes on September 15, 2002 and on each September 15 thereafter to and including September 15, 2011. In the event of any change of control of the Corporation, the Corporation has an obligation to prepay the Notes in the amount equal to 100% of the outstanding principal amount of the Notes and accrued interest thereon, together with a premium equal to the applicable Make-Whole Amount, as defined in the Note Purchase Agreement. The Note Purchase Agreement contains certain limitations on the Corporation's ability to enter into merger agreements, incur debt, sell its assets, other than in the ordinary course of business. The Corporation received $25.0 million on September 1, 2001 from proceeds for the Notes. Payments on long-term debt were $1.8 million. The weighted average cost of seasonal borrowing was 4.02% for the fiscal year ended June 2, 2002 compared to 6.53% for the fiscal year ended June 3, 2001.

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

         At June 2, 2002, the Corporation has commitments from financial institutions to provide seasonal lines of credit in the amount of $50.0 million. Borrowing is permitted within prescribed parameters in existing debt agreements, which contain certain performance covenants. The term loan agreements with the Lenders and seasonal borrowing with financial institutions, contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements at June 2, 2002, $30,003,000 of retained earnings are restricted from distribution. The Corporation is in compliance with the restrictive provisions in the agreements as of June 2, 2002.

         The Corporation paid dividends of $984,000 during fiscal 2002 compared to $866,000 in fiscal 2001.

         The Corporation believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

         The following table summarizes the Corporation's contractual obligations and other commitments as of June 2, 2002:

                                                                                    PAYMENT DUE BY PERIOD
                                                                                    ---------------------
                                                                                                                      AFTER
  CONTRACTUAL OBLIGATION                   TOTAL             1 YEAR             2-3 YEARS          4-5 YEARS         5 YEARS
  ----------------------                   -----             ------             ---------          ---------         -------
Short-Term Notes Payables .....        $18,987,000        $18,987,000               $-0-               $-0-               $-0-
Long-Term Debt ................         33,940,000          4,297,000          8,572,000          8,572,000         12,499,000
Operating Leases ..............            978,000            475,000            394,000            109,000                -0-
                                       -----------        -----------        -----------        -----------        -----------
Total contractual obligations..        $53,905,000        $23,759,000        $ 8,966,000        $ 8,681,000        $12,499,000
                                       ===========        ===========        ===========        ===========        ===========

         Currently, the Corporation is obligated to purchase 6,000,000 pounds of tomato paste from California Tomato Products, Colusa, California in each of the fiscal years from 2003 through 2006, at a price based on annual cost of production.

         The Corporation's sources of liquidity are primarily funds from operation and available amounts under seasonal lines of credit expiring (two on October 31, 2003 and one on January 28, 2003), which are expected to be renewed in the ordinary course of business.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         Preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires the Corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Many of the estimates and assumptions require significant judgment. Future actual results could differ from those estimates and assumptions and could have a significant impact on our consolidated results of operations, financial position and cash flows.

         The following accounting policies, estimates and assumptions are particularly sensitive because of their significance on the preparation of the Corporation's consolidated financial statements:

         - The allowance for potentially uncollectible receivables and pending deductions requires management to make significant judgments in estimating future amounts to be received. Our judgments are based upon historical experience and current market conditions. Changes in estimates could be impacted as a result of events, such as a deterioration of the credit status of customers or material reductions in product and sales volumes.

         - Determination of liabilities for pension and post-retirement benefits includes significant assumptions and estimates relating to compensation and health care cost trends, discount rates and rate of return on plan assets. The assumptions are based upon current market and health care trends.

The footnotes to the consolidated financial statements provide additional information on accounting policies and assumptions used by the Corporation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Corporation is subject to market risk associated with changes in interest rates. To manage the risk of fluctuations in interest rates, the Corporation's borrowings are a mix of fixed and floating rate obligations. This includes the $33.9 million of unsecured senior notes payable, $8.9 million bears interest at an 8.74% fixed rate and is due in 2007, $25.0 million bears interest at a 7.01% fixed rate and is due in 2013. The Corporation also maintains short-term unsecured lines of credit that bear interest at floating rates.

         The following table presents the expected maturity and effective interest rates of the Corporation's debt obligations (dollars in thousands):

                                                                                                                     FAIR
                                      2003       2004       2005       2006       2007     THEREAFTER    TOTAL       VALUE
                                      ----       ----       ----       ----       ----     ----------    -----       -----
FIXED RATE
   Unsecured senior notes.......    $ 4,286     $4,286     $4,286     $4,286     $4,286     $12,499     $33,930     $31,625
   Effective interest rate......       7.45%      7.42%      7.37%      7.30%      7.20%       7.01%       7.29%         --
VARIABLE RATE
   Lines of credit..............    $18,987         --         --         --         --          --     $18,987     $18,987
   Effective interest rate......       2.61%        --         --         --         --          --        2.61%         --

IMPACT OF EVENTS AND COMMITMENTS OF FUTURE OPERATIONS

COMPETITION IN THE MARKETPLACE

         The Corporation faced stiff competition from national and regional branded companies during the entire fiscal year 2002 in all of its market areas and management anticipates this competitive environment to continue throughout fiscal year 2003.

NEW ACCOUNTING STANDARDS

         In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and specifies criteria for the recognition and reporting of intangible assets apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. This statement is effective for the Corporation in the first quarter of fiscal 2003. Adoption of this statement is not expected to have a material effect on the Corporation's financial statements.

         In August 2001, the FASB issued SFAS No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this Statement are effective for the Corporation in the first quarter of fiscal 2003. Adoption of this Statement is not expected to have a material effect on the Corporation's financial statements.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses the financial accounting and reporting of expenses related to restructuring activities initiated after 2002, and applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS No. 146, a company will record a liability for a cost associated with an exit or disposal activity when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Corporation has not determined the impact of adoption of this Statement on future periods.

IMPACT OF INFLATION AND CHANGING PRICES

         The changes in cost and prices within the Corporation's business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

                         FINANCIAL HIGHLIGHTS FIVE YEARS
                 (IN THOUSANDS EXCEPT SHARE AND PER-SHARE DATA)

                                            JUNE 2,       JUNE 3,       MAY 28,       MAY 30,       MAY 31,
                                             2002          2001          2000          1999          1998
                                             ----          ----          ----          ----          ----
Net Sales ...........................      $290,103      $293,503      $277,334      $266,717      $242,996
Earnings before income taxes ........      $ 12,392      $  9,158      $ 13,648      $ 15,443      $ 13,804
Net Earnings ........................      $  7,271      $  6,661      $  8,619      $  9,539      $  8,437
Net Earnings per common share-basic .      $  10.10      $   9.26      $  11.99      $  13.24      $  11.69
Net Earnings per common share-diluted      $   9.97      $   9.15      $  11.82      $  13.03      $  11.62
Basic weighted-average shares .......       716,191       714,565       715,249       716,974       718,712
Diluted weighted-average shares .....       729,577       728,235       729,389       731,895       726,101
Common shares outstanding-year end ..       718,791       714,496       714,670       715,888       717,626
Preferred shares outstanding-year end        24,564        24,724        24,764        25,044        25,044
Working Capital .....................      $ 36,547      $  6,826      $  7,566      $ 10,841      $ 16,799
Property, plant and equipment-net ...      $ 76,639      $ 78,837      $ 73,484      $ 65,992      $ 54,280
Long-term debt ......................      $ 29,643      $  8,940      $ 10,741      $ 12,500      $ 14,359
Stockholders' equity ................      $ 83,991      $ 77,465      $ 72,312      $ 64,454      $ 55,470
Total assets ........................      $179,016      $180,728      $179,512      $157,241      $131,007
Dividend per common share ...........      $   1.10      $   1.10      $   1.21      $  1.265      $   1.10

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2

Consolidated Balance Sheets as of June 2, 2002 and June 3, 2001............  F-3

Consolidated Statements of Earnings for the Years Ended
  June 2, 2002, June 3, 2001, and May 28, 2000.............................  F-5

Consolidated Statements of Comprehensive Income for the
  Years Ended June 2, 2002, June 3, 2001, and  May 28, 2000................  F-6

Consolidated Statements of Cash Flows for the Years Ended
  June 2, 2002, June 3, 2001, and May 28, 2000.............................  F-7

Consolidated Statements of Stockholders' Equity for the
  Years Ended June 2, 2002, June 3, 2001, and May 28, 2000.................  F-8

Notes to Consolidated Financial Statements for the Years
  Ended June 2, 2002, June 3, 2001, and May 28, 2000.......................  F-9

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Hanover Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hanover Foods Corporation and subsidiaries as of June 2, 2002 and June 3, 2001, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended June 2, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of June 2, 2002 and June 3, 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended June 2, 2002, in conformity with accounting principles generally accepted in the United States of America.



/s/KPMG LLP
Harrisburg, Pennsylvania
July 12, 2002

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          JUNE 2, 2002 AND JUNE 3, 2001

                                                                                                       JUNE 2,           JUNE 3,
                        ASSETS                                                                          2002              2001
                                                                                                    ------------      ------------
Current assets:
        Cash and cash equivalents                                                                   $  2,816,000      $  1,824,000
        Accounts and notes receivable - net of allowance for doubtful
         accounts of $768,000 and $772,000                                                            26,917,000        27,411,000
        Accounts receivable from related parties - net                                                   167,000           115,000
        Inventories:
               Finished goods                                                                         44,933,000        44,387,000
               Raw materials and supplies                                                             16,622,000        16,907,000
        Prepaid expenses                                                                               2,361,000         1,930,000
        Deferred income taxes                                                                            276,000           917,000
                                                                                                    ------------      ------------

Total current assets                                                                                  94,092,000        93,491,000
                                                                                                    ------------      ------------

Property, plant, and equipment - at cost:
        Land and buildings                                                                            52,966,000        52,140,000
        Machinery and equipment                                                                      124,048,000       114,649,000
        Leasehold improvements                                                                           544,000           535,000
                                                                                                    ------------      ------------

                                                                                                     177,558,000       167,324,000

Less accumulated depreciation and amortization                                                       101,749,000        92,924,000
                                                                                                    ------------      ------------

                                                                                                      75,809,000        74,400,000

Construction in progress                                                                                 830,000         4,437,000
                                                                                                    ------------      ------------

                                                                                                      76,639,000        78,837,000
                                                                                                    ------------      ------------

Other assets:
        Intangible assets - less accumulated amortization of
               $3,165,000 and $2,887,000                                                               3,549,000         3,735,000
        Other assets                                                                                   4,736,000         4,665,000
                                                                                                    ------------      ------------

Total assets                                                                                        $179,016,000      $180,728,000
                                                                                                    ============      ============


          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          JUNE 2, 2002 AND JUNE 3, 2001

                                                                             JUNE 2,             JUNE 3,
       LIABILITIES AND STOCKHOLDERS' EQUITY                                   2002                2001
                                                                         -------------       -------------
Current liabilities:
       Accounts payable                                                  $  19,890,000       $  24,062,000
       Notes payable - banks                                                18,987,000          52,328,000
       Accrued expenses                                                     13,189,000           7,835,000
       Current maturities of long-term debt                                  4,297,000           1,801,000
       Income taxes payable                                                  1,182,000             639,000
                                                                         -------------       -------------

Total current liabilities                                                   57,545,000          86,665,000

Long-term debt, less current maturities                                     29,643,000           8,940,000
Deferred income taxes                                                        3,777,000           4,022,000
Other liabilities                                                            4,060,000           3,636,000
                                                                         -------------       -------------

Total liabilities                                                           95,025,000         103,263,000
                                                                         -------------       -------------

Commitments and contingencies (note 10)

Stockholders' equity:
       Series A and B 8-1/4% cumulative convertible preferred stock            776,000             780,000
       Series C cumulative convertible preferred stock                         250,000             250,000
       Common stock, Class A - non-voting                                    8,733,000           8,732,000
       Common stock, Class B - voting                                       15,889,000          15,889,000
       Capital paid in excess of par value                                  15,238,000          15,254,000
       Retained earnings                                                    67,560,000          61,273,000
       Treasury stock, at cost                                              (8,148,000)         (8,148,000)
       Employee Stock trust                                                (16,168,000)        (16,667,000)
       Accumulated other comprehensive income (loss)                          (139,000)            102,000
                                                                         -------------       -------------

       Total stockholders' equity                                           83,991,000          77,465,000
                                                                         -------------       -------------

Total liabilities and stockholders' equity                               $ 179,016,000       $ 180,728,000
                                                                         =============       =============


          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
            YEARS ENDED JUNE 2, 2002, JUNE 3, 2001, AND MAY 28, 2000

                                                 YEAR                YEAR                YEAR
                                                 ENDED               ENDED               ENDED
                                                JUNE 2,             JUNE 3,             MAY 28,
                                                 2002                2001                2000
                                            -------------       -------------       -------------
Net sales                                   $ 290,103,000       $ 293,503,000       $ 277,334,000
Cost of goods sold                            236,267,000         242,989,000         225,294,000
                                            -------------       -------------       -------------
          Gross profit                         53,836,000          50,514,000          52,040,000
Selling expenses                               23,588,000          24,603,000          21,507,000
Administrative expenses                        14,624,000          13,259,000          13,232,000
                                            -------------       -------------       -------------
          Operating profit                     15,624,000          12,652,000          17,301,000
Interest expense                                3,603,000           4,628,000           4,038,000
Other (income) expenses - net                    (371,000)         (1,134,000)           (385,000)
                                            -------------       -------------       -------------
          Earnings before income taxes         12,392,000           9,158,000          13,648,000
Income taxes                                    5,121,000           2,497,000           5,029,000
                                            -------------       -------------       -------------
          Net earnings                          7,271,000           6,661,000           8,619,000
Dividends on preferred stock                       41,000              41,000              43,000
                                            -------------       -------------       -------------
          Net earnings applicable to
          Common stock                      $   7,230,000       $   6,620,000       $   8,576,000
                                            =============       =============       =============
Basic earnings per common share             $       10.10       $        9.26       $       11.99
                                            =============       =============       =============
Diluted earnings per common share           $        9.97       $        9.15       $       11.82
                                            =============       =============       =============


          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
            YEARS ENDED JUNE 2, 2002, JUNE 3, 2001, AND MAY 28, 2000

                                                                     YEAR              YEAR              YEAR
                                                                     ENDED             ENDED             ENDED
                                                                    JUNE 2,           JUNE 3,           MAY 28,
                                                                     2002              2001              2000
                                                                  -----------       -----------       -----------
Net earnings                                                      $ 7,271,000       $ 6,661,000       $ 8,619,000
                                                                  -----------       -----------       -----------
Other comprehensive income
      Unrealized gain (loss) on securities, net of
                reclassification adjustments (net of taxes
                of $44,000 in 2002 and $88,000 in 2001)              (238,000)         (577,000)          205,000
      Minimum pension liability adjustment (net of
                taxes of $1,000 in 2002 and $35,000 in 2001)           (3,000)          (51,000)               --
                                                                  -----------       -----------       -----------

Other comprehensive income (loss)                                    (241,000)         (628,000)          205,000
                                                                  -----------       -----------       -----------

Comprehensive income                                              $ 7,030,000       $ 6,033,000       $ 8,824,000
                                                                  ===========       ===========       ===========


          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            YEARS ENDED JUNE 2, 2002, JUNE 3, 2001, AND MAY 28, 2000

                                                                       YEAR                YEAR                YEAR
                                                                       ENDED               ENDED               ENDED
                                                                      JUNE 2,             JUNE 3,             MAY 28,
                                                                       2002                2001                2000
                                                                  -------------       -------------       -------------
Cash flows from operating activities:
     Net earnings                                                 $   7,271,000       $   6,661,000       $   8,619,000
     Adjustments to reconcile net earnings to net cash
           provided by operating activities:
              Depreciation and amortization                           9,375,000           8,552,000           7,677,000
              Gain on sale of property, plant, and equipment           (120,000)            (12,000)            (92,000)
              Gain on sale of investments                              (105,000)           (616,000)           (142,000)
              Deferred income taxes                                     396,000            (253,000)            (56,000)
              Non cash charge for ESOP contribution                     480,000                  --                  --
              Change in assets and liabilities:
                 Accounts and notes receivable                          442,000             985,000            (910,000)
                 Inventories                                           (261,000)         (2,102,000)         (4,336,000)
                 Prepaid expenses and other assets                     (649,000)           (520,000)            123,000
                 Accounts payable and accrued expenses                1,182,000          (2,332,000)          1,128,000
                 Income taxes payable                                   543,000            (421,000)         (1,043,000)
                 Other liabilities                                      424,000             837,000             680,000
                                                                  -------------       -------------       -------------
Net cash provided by operating activities                            18,978,000          10,779,000          11,648,000
                                                                  -------------       -------------       -------------
Cash flows from investing activities:
          Purchases of business, net of cash acquired                        --                  --          (4,524,000)
          Purchase of investments                                      (580,000)         (1,553,000)         (1,002,000)
          Sale of investments                                           499,000           1,988,000             810,000
          Acquisitions of property, plant, and equipment             (6,779,000)        (13,645,000)        (14,202,000)
          Proceeds from dispositions of property, plant,
             and equipment                                                   --              30,000           2,123,000
                                                                  -------------       -------------       -------------
Net cash used in investing activities                                (6,860,000)        (13,180,000)        (16,795,000)
                                                                  -------------       -------------       -------------
Cash flows from financing activities:
           Proceeds from notes payable                              212,419,000         357,545,000         321,358,000
           Payment on notes payable                                (245,760,000)       (357,597,000)       (308,607,000)
           Proceeds from issuance of long-term debt                  25,000,000                  --                  --
           Payment on long-term debt                                 (1,801,000)         (1,821,000)         (1,874,000)
           Payment of dividends                                        (984,000)           (866,000)           (908,000)
           Common stock redemptions                                          --             (14,000)            (58,000)
                                                                  -------------       -------------       -------------
Net cash provided by (used in) financing activities                 (11,126,000)         (2,753,000)          9,911,000
                                                                  -------------       -------------       -------------
Net increase (decrease) in cash and cash equivalents                    992,000          (5,154,000)          4,764,000
Cash and cash equivalents, beginning of year                          1,824,000           6,978,000           2,214,000
                                                                  -------------       -------------       -------------
Cash and cash equivalents, end of period                          $   2,816,000       $   1,824,000       $   6,978,000
                                                                  =============       =============       =============


          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            YEARS ENDED JUNE 2, 2002, JUNE 3, 2001, AND MAY 28, 2000


                                                       CUMULATIVE                 CUMULATIVE
                                                      CONVERTIBLE                CONVERTIBLE
                                                       PREFERRED                  PREFERRED
                                         TOTAL           STOCK                      STOCK                     COMMON
                                      STOCKHOLDERS'     SERIES A                   SERIES C                 STOCK CLASS
                                         EQUITY       AND B SHARES     AMOUNT       SHARES       AMOUNT      A SHARES       AMOUNT
                                      ------------    ------------    --------   ------------   --------   ------------   ----------
Balance, May 30, 1999 .............   $ 64,454,000          31,536    $788,000         10,000   $250,000        349,210   $8,729,000
                                      ------------    ------------    --------   ------------   --------   ------------   ----------
Net earnings ......................      8,619,000              --          --             --         --             --           --
Cash dividends per share:
    Preferred - $2.0625 annually ..        (43,000)             --          --             --         --             --           --
    Common - $1.21 annually .......       (865,000)             --          --             --         --             --           --
Redemption of common stock -
    Class A 1,066 shares ..........
    Class B 224 shares ............        (58,000)             --          --             --         --             --           --
Stock Conversion ..................             --            (280)     (7,000)            --         --             72        2,000
Other comprehensive income ........        205,000              --          --             --         --             --           --
                                      ------------    ------------    --------   ------------   --------   ------------   ----------
Balance, May 28, 2000 .............   $ 72,312,000          31,256    $781,000         10,000   $250,000        349,282   $8,731,000
                                      ------------    ------------    --------   ------------   --------   ------------   ----------

Net earnings ......................      6,661,000              --          --             --         --             --           --
Cash dividends per share:
    Preferred - $2.0625 annually ..        (41,000)             --          --             --         --             --           --
    Common - $1.10 annually .......       (825,000)             --          --             --         --             --           --
Issuance of common stock to
    Employee Stock Trust
    Class B 142,449 shares ........             --              --          --             --         --             --           --
Redemption of common stock
    Class A 183 shares
    Class B 1 share ...............        (14,000)             --          --             --         --             --           --
Stock Conversion ..................             --             (40)     (1,000)            --         --             10        1,000
Other comprehensive loss ..........       (628,000)             --          --             --         --             --           --
                                      ------------    ------------    --------   ------------   --------   ------------   ----------
Balance, June 3, 2001 .............   $ 77,465,000          31,216    $780,000         10,000   $250,000        349,292   $8,732,000
                                      ------------    ------------    --------   ------------   --------   ------------   ----------


Net earnings ......................      7,271,000
Cash dividends per share:
    Preferred - $2.0625 annually ..        (41,000)             --          --             --         --             --           --
    Common - $1.10 annually .......       (943,000)             --          --             --         --             --           --
Issuance of common stock to
    Employee Stock Ownership Plan
    Class B 4,258 shares ..........        480,000              --          --             --         --             --           --
Stock Conversion ..................             --            (160)     (4,000)            --         --             37        1,000
Other comprehensive loss ..........       (241,000)             --          --             --         --             --           --
                                      ------------    ------------    --------   ------------   --------   ------------   ----------
Balance, June 2, 2002 .............   $ 83,991,000          31,056    $776,000         10,000   $250,000        349,329   $8,733,000
                                      ============    ============    ========   ============   ========   ============   ==========


                                         COMMON                     CAPITAL PAID
                                       STOCK CLASS                  IN EXCESS OF      RETAINED        TREASURY
                                        B SHARES        AMOUNT        PAR VALUE       EARNINGS      STOCK SHARES      AMOUNT
                                      ------------   ------------   ------------    ------------    ------------   ------------
Balance, May 30, 1999 .............        493,123   $ 12,328,000      2,143,000      47,767,000         142,937   $ (8,076,000)
                                      ------------   ------------   ------------    ------------    ------------   ------------
Net earnings ......................             --             --             --       8,619,000              --             --
Cash dividends per share:
    Preferred - $2.0625 annually ..             --             --             --         (43,000)             --             --
    Common - $1.21 annually .......             --             --             --        (865,000)             --             --
Redemption of common stock -
    Class A 1,066 shares ..........
    Class B 224 shares ............             --             --             --              --           1,290        (58,000)
Stock Conversion ..................             --             --          5,000              --              --             --
Other comprehensive income ........             --             --             --              --              --             --
                                      ------------   ------------   ------------    ------------    ------------   ------------
Balance, May 28, 2000 .............        493,123   $ 12,328,000      2,148,000      55,478,000         144,227   $ (8,134,000)
                                      ------------   ------------   ------------    ------------    ------------   ------------

Net earnings ......................             --             --             --       6,661,000              --             --
Cash dividends per share:
    Preferred - $2.0625 annually ..             --             --             --         (41,000)             --             --
    Common - $1.10 annually .......             --             --             --        (825,000)             --             --
Issuance of common stock to
    Employee Stock Trust
    Class B 142,449 shares ........        142,449      3,561,000     13,106,000              --              --             --
Redemption of common stock
    Class A 183 shares
    Class B 1 share ...............             --             --             --              --             184        (14,000)
Stock Conversion ..................             --             --             --              --              --             --
Other comprehensive loss ..........             --             --             --              --              --             --
                                      ------------   ------------   ------------    ------------    ------------   ------------
Balance, June 3, 2001 .............        635,572   $ 15,889,000   $ 15,254,000    $ 61,273,000         144,411   $ (8,148,000)
                                      ------------   ------------   ------------    ------------    ------------   ------------


Net earnings ......................                                                    7,271,000
Cash dividends per share:
    Preferred - $2.0625 annually ..             --             --             --         (41,000)             --             --
    Common - $1.10 annually .......             --             --             --        (943,000)             --             --
Issuance of common stock to
    Employee Stock Ownership Plan
    Class B 4,258 shares ..........             --             --        (19,000)             --              --             --
Stock Conversion ..................             --             --          3,000              --              --             --
Other comprehensive loss ..........             --             --             --              --              --             --
                                      ------------   ------------   ------------    ------------    ------------   ------------
Balance, June 2, 2002 .............        635,572   $ 15,889,000   $ 15,238,000    $ 67,560,000         144,411   $ (8,148,000)
                                      ============   ============   ============    ============    ============   ============

                                                                          ACCUMULATED
                                            EMPLOYEE STOCK TRUST             OTHER
                                         -------------------------       COMPREHENSIVE
                                           SHARES         AMOUNT         INCOME (LOSS)
                                         ----------    ------------     --------------
Balance, May 30, 1999 .............              --                     $      525,000
                                         ----------    ------------     --------------
Net earnings ......................              --              --                 --
Cash dividends per share:
    Preferred - $2.0625 annually ..              --              --                 --
    Common - $1.21 annually .......              --              --                 --
Redemption of common stock -
    Class A 1,066 shares ..........
    Class B 224 shares ............              --              --                 --
Stock Conversion ..................              --              --                 --
Other comprehensive income ........              --              --            205,000
                                         ----------    ------------     --------------
Balance, May 28, 2000 .............                                            730,000
                                         ----------    ------------     --------------

Net earnings ......................              --              --                 --
Cash dividends per share:
    Preferred - $2.0625 annually ..              --              --                 --
    Common - $1.10 annually .......              --              --                 --
Issuance of common stock to
    Employee Stock Trust
    Class B 142,449 shares ........         142,449     (16,667,000)                --
Redemption of common stock
    Class A 183 shares
    Class B 1 share ...............              --              --                 --
Stock Conversion ..................              --              --                 --
Other comprehensive loss ..........              --              --           (628,000)
                                         ----------    ------------     --------------
Balance, June 3, 2001 .............         142,449    $(16,667,000)    $      102,000
                                         ----------    ------------     --------------


Net earnings ......................
Cash dividends per share:
    Preferred - $2.0625 annually ..              --              --                 --
    Common - $1.10 annually .......              --              --                 --
Issuance of common stock to
    Employee Stock Ownership Plan
    Class B 4,258 shares ..........          (4,258)        499,000                 --
Stock Conversion ..................              --              --                 --
Other comprehensive loss ..........              --              --           (241,000)
                                         ----------    ------------     --------------
Balance, June 2, 2002 .............         138,191    $(16,168,000)    $     (139,000)
                                         ==========    ============     ==============

          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   DESCRIPTION OF BUSINESS

            Hanover Foods Corporation (the "Company") is a vertically integrated processor of food products in one industry segment. The Company is involved in the growing, processing, canning, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels. The Company has operations in ten plants in Pennsylvania, one plant in Delaware, one plant in Maryland, and two plants in Guatemala. The Company's raw materials are readily available and the Company is not dependent on a single supplier or a few suppliers. Revenue is recognized when title transfers pursuant to shipping terms. Separately billed shipping and handling is included in net sales. Shipping and handling costs are included in cost of goods sold.

      (b)   PRINCIPLES OF CONSOLIDATION

            The accompanying consolidated financial statements include the accounts of Hanover Foods Corporation and its subsidiaries, which are Consumers Packing Company (T/A Hanover Foods - Lancaster Division), Spring Glen Fresh Foods, Inc., Bickel's Snack Foods, Inc., Hanover Insurance Company, LTD., The Nittany Corporation, Tri-Co Foods Corp. and its subsidiaries - Alimentos Congelados Monte Bellos, S.A. (Alcosa), Sunwise Corporation and Mayapac S.A., all of which are wholly-owned. During the year ended May 28, 2000, the Company purchased certain assets and assumed certain liabilities of York Foods, Inc., Bickel's Snack Foods, Inc., York Snacks, Inc., and Bon Ton Foods, Inc. which are included as part of Hanover Foods. All significant intercompany balances and transactions have been eliminated.

      (c)   CONCENTRATION OF CREDIT RISK

            Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is generally limited due to the large number of wholesalers and retailers and their geographic dispersion, however, the Company's ten largest customers accounted for approximately 36%, 33%, and 28% of the Company's net sales for the years ended June 2, 2002, June 3, 2001, and May 28, 2000, respectively. The Company's ten largest customers account for approximately 32% and 21% of the Company's accounts receivable as of June 2, 2002 and June 3, 2001, respectively. No single customer accounted for more than 10% of net sales for the years ended June 2, 2002, June 3, 2001, and May 28, 2000.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      (d)   CASH AND CASH EQUIVALENTS

            Cash equivalents of $618,000 and $728,000 at June 2, 2002 and June 3, 2001, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

      (e)   INVESTMENTS

            Investments of $3,681,000 and $3,775,000 at June 2, 2002 and June 3, 2001, respectively, classified as available-for-sale securities, are included in other noncurrent assets and measured at fair value. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income (loss) until realized. Net unrealized losses were $85,000 at June 2, 2002. Net unrealized gains were $153,000 and $730,000 at June 3, 2001 and May 28, 2000, respectively.

            The reconciliation of the reclassification adjustments related to unrealized gains and losses on securities included in comprehensive income for the respective fiscal year are as follows:

                                                                                 2002        2001        2000
                                                                              ---------    --------    --------
                 Unrealized holding gains (losses) arising during
                      period...........................................       $(133,000)    (36,000)    347,000
                 Reclassification adjustments for gains included in
                      net income.......................................        (105,000)   (541,000)   (142,000)
                                                                              ---------    --------    --------
                 Net unrealized gain (loss) on securities..............       $(238,000)   (577,000)    205,000
                                                                              =========    ========    ========

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

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


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

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      (l)   RESEARCH AND DEVELOPMENT

            Research and development costs are expensed as incurred. Research and development costs amounted to $600,000, $633,000, and $631,000 for the years ended June 2, 2002, June 3, 2001, and May 28, 2000, respectively.

      (m)   PROMOTIONAL COSTS

            Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

      (n)   ADVERTISING COSTS

            Advertising costs are expensed as incurred. Advertising expenses amounted to $1,942,000, $1,040,000, and $703,000, for the years ended June 2, 2002, June 3, 2001, and May 28, 2000, respectively (including manufacturer coupon expense of $1,218,000, $257,000, and $52,000, respectively).

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

      (p)   FISCAL YEAR END

            The Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The fiscal year ended June 3, 2001 was comprised of 53 weeks. The fiscal years ended June 2, 2002 and May 28, 2000, were comprised of 52 weeks.

      (q)   USE OF ESTIMATES

            Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      (r)   NEW ACCOUNTING STANDARDS

            In November 2001, the Emerging Issues Task Force ("EITF") finalized Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," which codified the matters discussed in Issue No. 00-14, "Accounting for Certain Incentives" and Issue No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." Issue No. 01-9 provides guidance on accounting for certain promotional activities, as well as the accounting for certain consideration from a vendor to an entity that resells the vendor's products. The Company implemented the requirements of this pronouncement in the fourth quarter of the year ended June 2, 2002. This pronouncement had a significant impact on the manner in which certain expenses are recorded in the Company's financial statements. Specifically, certain amounts previously reported as selling and marketing expense have been reported as a reduction to net sales. The effect of Issue No. 01-9 was to reduce net sales and selling and marketing expenses by $15,731,000, $24,743,000 and $22,931,000 for the years ended June 2, 2002, June 3, 2001 and May 28, 2000, respectively.

NOTE 2 NOTES PAYABLE - BANKS

            The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $50,000,000, of which $18,987,000 was borrowed (including an overdraft of $1,054,000) at June 2, 2002 and $52,328,000 was borrowed (including an overdraft of $4,128,000) at June 3, 2001. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus thirty-five to one hundred twenty-five basis points. The second method is based upon the financial institution's "calculated cost of funds" plus an earnings modification. The weighted-average interest rate on short-term borrowings at June 2, 2002 and June 3, 2001, was 4.02% and 6.53%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended June 2, 2002, June 3, 2001, and May 28, 2000, was approximately $55,513,000, $53,393,000 and $52,380,000.

NOTE 3 LONG-TERM DEBT

            The long-term debt of the Company and its subsidiaries consists of:

                                                            JUNE 2, 2002   JUNE 3, 2001
                                                            ------------   ------------
            8.74% unsecured senior notes payable to
                an insurance company, due through 2007      $  8,929,000   $10,714,000

            7.01% unsecured senior notes payable to
                an insurance company, due through 2011        25,000,000             -

            Other                                                 11,000        27,000
                                                            ------------   -----------

            Total long-term debt                              33,940,000    10,741,000
            Less current maturities                            4,297,000     1,801,000
                                                            ------------   -----------

            Long-term debt, excluding current maturities    $ 29,643,000   $ 8,940,000
                                                            ============   ===========

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 LONG-TERM DEBT (CONT'D)

The term loan agreements with the insurance company and seasonal borrowing with financial institutions (note 2), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements at June 2, 2002, $30,003,000 of retained earnings are restricted from distribution. The Company is in compliance with the restrictive provisions in the agreements as of June 2, 2002.

      The aggregate long-term debt maturities follow:

         FOR THE FISCAL YEAR ENDING:
                 2003                            $ 4,297,000
                 2004                              4,286,000
                 2005                              4,286,000
                 2006                              4,286,000
                 2007                              4,286,000
                 Thereafter                       12,499,000
                                                 -----------
                 Total                           $33,940,000
                                                 ===========

NOTE 4 LEASES

      The Company has several noncancelable operating leases, primarily for equipment, that expire over the next three years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended June 2, 2002, June 3, 2001, and May 28, 2000, amounted to $3,042,000,
      $3,303,000, and $2,743,000 respectively.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 2, 2002 are:

                                                        OPERATING
            FOR THE FISCAL YEAR ENDING:                   LEASES
                2003                                    $ 475,000
                2004                                      241,000
                2005                                      153,000
                2006                                       81,000
                2007                                       28,000
                                                        ---------
            Total minimum lease payments                $ 978,000
                                                        =========

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 CAPITAL STOCK

      The Company's capital stock consists of Class A Nonvoting Common Stock, Class B Voting Common Stock, 8 1/4% Series A and B Cumulative Convertible Preferred Stock, and Series C Cumulative Convertible Preferred Stock. Holders of Class B Common Stock have one vote per share. No other classes of stock have voting rights except as discussed below.

      The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 10,000 shares of Series C Convertible Preferred Stock to the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan). At least a majority of the trustees of the Company's 401(k) Savings Plan (or similar employee benefit plan), who are appointed by the Board of Directors, must be "disinterested directors" of the Company. If certain Warehime family Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified below, the Amended and Restated Articles permit each of the 10,000 shares of Series C Convertible Preferred Stock the right to cast 35 votes in the election of directors, and each share of Class A Common Stock would have one-tenth (1/10) of a vote per share, thereby enabling them to influence the ultimate result of the election by the Class B shareholders. The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal (not previously approved by the Board of Directors) to further amend the Articles of Incorporation or Bylaws or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C Convertible Preferred Stock ceases five (5) years after its issuance in 1998. Under the Amended and Restated Articles, each of the shares of Series C Convertible Preferred Stock is convertible into one share of Class A Common Stock and is not entitled to vote except in the event that certain Warehime family Class B shareholders cannot agree in writing on the composition of the Board of Directors or on other important matters specified above.

      During the fiscal year, the Corporation established an Employee Stock Trust (the "Trust") to fund future stock related and other obligations of the Corporation's compensation and benefit plans, including a concurrently established Employee Stock Ownership Plan ("ESOP"). For financial reporting purposes, the Trust is consolidated with the Corporation. On March 1, 2001, the Corporation contributed 142,449 shares of Class B Common Stock to the Trust. Upon contribution, these shares were recorded at a fair value of $117/per share based upon the most recent appraised value of Class B Common Stock as determined by an independent valuation. No shares were transferred from the Trust to the ESOP during the fiscal year ended June 3, 2001. During the year ended June 2, 2002, the Company transferred 4,258 shares of Class B Common Stock to the ESOP. The shares had a fair market value of approximately $112 on that date, and accordingly, the Company recorded a charge to earnings of approximately $480,000.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 CAPITAL STOCK (CONT'D)

      The following summarizes the Company's capital stock at June 2, 2002 and June 3, 2001:

                                                     JUNE 2, 2002             JUNE 3, 2001
                                                 --------------------     --------------------
                                                  ISSUED  OUTSTANDING      ISSUED  OUTSTANDING
                                                 -------  -----------     -------  -----------
      Series A  8 1/4% cumulative
          convertible preferred stock - $25
          Par value, 60,000 shares authorized     14,948      6,228        14,948      6,228
      Series B  8 1/4% cumulative
          convertible preferred stock - $25
          Par value, 60,000 shares authorized     16,108      8,336        16,268      8,496
      Series C 4.4% cumulative convertible
          preferred stock - $25 par value,
          10,000 shares authorized                10,000     10,000        10,000     10,000

      Class A nonvoting common stock  -
          $25 par value, 800,000 shares
          authorized                             349,329    288,284       349,292    288,247

      Class B voting common stock  -
          $25 par value, 880,000 shares
          authorized                             635,572    430,507       635,572    426,249

      At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At June 2, 2002, the outstanding Series A and B Preferred Stock could be converted into 3,066 shares of Class A Common Stock.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 RELATED PARTY TRANSACTIONS

      The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. Transactions with related parties are summarized below:

                                          YEAR ENDED      YEAR ENDED      YEAR ENDED
                                           JUNE 2,          JUNE 3,        MAY 28,
                                             2002            2001            2000
                                          ----------      ----------      ----------
Revenues:
    Park 100 Foods, Inc.                  $1,555,000      $1,800,000      $2,391,000
Corporate charges:
    Snyder's of Hanover, Inc.                     --              --         151,000
Expenditures:
    Lippy Brothers, Inc.                   1,158,000       1,284,000         675,000
    James G. Sturgill                             --          20,000          26,000
    ARWCO Corporation                             --          73,000          13,000
    Warehime Enterprises, Inc.                81,000           4,000           4,000
    John A. and Patricia M. Warehime          49,000          67,000          65,000
    Park 100 Foods, Inc.                      25,000           9,000          54,000
    Schaier Travel                            10,000           8,000           7,000
Accounts receivable:
    Snyder's of Hanover, Inc.                     --              --          26,000
    Park 100 Foods, Inc.                     164,000         121,000          96,000
    Lippy Brothers, Inc.                       3,000              --           7,000
Accounts payable:
    Patricia M. Warehime                          --           5,000              --
    Schaier Travel                                --           1,000              --

      Included in other assets is a related party receivable of $877,000 in 2002 and $724,000 in 2001 related to two split interest life insurance contracts on the life of Patricia M. Warehime.

      In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 10), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney's fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended June 2, 2002, June 3, 2001, and May 28, 2000 was approximately $65,000, $6,000, and $57,000, respectively.

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

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6  RELATED PARTY TRANSACTIONS (CONT'D)

      matter to vote all shares of both classes of common stock beginning April 1, 1996 and ending March 31, 2001. The Company has purchased 1,210 shares of the Company's Voting Class B Common Stock for approximately $88,000 and 5,990 shares of the Company's Non-voting Class A Common Stock for approximately $252,000.

      A portion of rental expense included in note 4 was paid to ARWCO Corporation; Park 100 Foods, Inc. and Warehime Enterprises, Inc. all of which are related companies through common control. The amounts were $14,000, $15,000, and $100,000, for the years ended June 2, 2002, June 3,
      2001, and May 28, 2000, respectively.

      During fiscal 2002, the adult children of the Corporation's Chairman, John Warehime, were employed by the Corporation, including Jennifer Carter, Director, who is employed as Assistant to the Chairman, Jeffrey Warehime, who is employed as Director - Brokered Retail Sales, and Andrew Warehime, who is employed as Special Sales Manager. Jennifer Carter, Jeffrey Warehime and Andrew Warehime are employed by the Corporation at annual salaries of $89,606, $95,067, $60,319, respectively. Ms. Carter also receives director compensation customary for the Corporation's directors. Andrea Kint, the daughter of Pietro Giraffa, Vice President and Controller of the Corporation, is employed as Assistant Production Manager - Hanover, PA Frozen Operations at an annual salary of $45,000.


NOTE 7  BENEFIT PLANS

      (a)   DEFINED CONTRIBUTION PLAN

            The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee's deferral up to 5%. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 5). The Company's contribution to the 401(k) plan for the years ended June 2, 2002, June 3, 2001 and May 28, 2000 was $663,000, $538,000, and $588,000, respectively.

      (b)   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

            Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

                                                                                  June 2,       June 3,
                                                                                   2002          2001
                                                                               -----------    -----------
            Change in benefit obligation:
               Benefit obligation at beginning of year                         $(3,759,000)   $(3,150,000)
               Service cost                                                       (115,000)       (87,000)
               Interest cost                                                      (347,000)      (253,000)
               Amortization of transition obligation                               (73,000)       (73,000)
               Plan assumptions                                                 (1,078,000)      (236,000)
               Change in plan                                                      546,000             --
               Benefits paid                                                       227,000        174,000
               Other                                                                    --       (134,000)
                                                                               -----------    -----------
                          Benefit obligation at end of year                     (4,599,000)    (3,759,000)
                                                                               -----------    -----------
            Change in plan assets
               Fair value of plan assets at beginning of year                           --             --
               Contributions                                                       227,000        174,000
               Benefits paid                                                      (227,000)      (174,000)
                                                                               -----------    -----------
                          Fair value of plan assets at end of year                      --             --
                                                                               -----------    -----------
            Funded status:
               Unrecognized net (gain) loss                                      1,541,000        459,000
               Unrecognized prior service cost                                     187,000        795,000
               Unrecognized transition liability, amortized over 20 years          861,000        934,000
                                                                               -----------    -----------
               Accrued postretirement benefit cost                             $(2,010,000)   $(1,571,000)
                                                                               ===========    ===========

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      NOTE 7 BENEFIT PLANS (CONT'D)

      A discount rate of 7.25% for June 2, 2002 and June 3, 2001, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

      The cost of postretirement benefits other than pensions consisted of the following components:

                                             YEAR ENDED  YEAR ENDED  YEAR ENDED
                                               JUNE 2,     JUNE 3,     MAY 28,
                                                2002        2001        2000
                                             ---------   ---------   ---------
      Service cost                           $ 115,000   $  87,000    $102,000
      Interest cost                            347,000     253,000     225,000
      Amortization of transition obligation     73,000      73,000      73,000
      Other amortization and deferral          131,000      61,000      61,000
                                             ---------   ---------    --------
                                             $ 666,000   $ 474,000    $461,000
                                             =========   =========    ========

      The assumed postretirement health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.0% for fiscal year June 2, 2002, decreasing each year to an ultimate rate of 5.0% in 2005 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 2, 2002 by $868,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 2, 2002 by $94,000.

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

      The Amended Employment Agreement provides for annual increases (but not decreases) in the employee's annual salary equal to the greater of 5% of the prior year's salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime's annual base salary for fiscal 2002 and 2001 was $702,000 and $669,000, respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7  BENEFIT PLANS (CONT'D)

      Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee's legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

      The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company's pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (non-voting) Stock at the option of the employee. For the years ended June 2, 2002, June 3, 2001, and May 28, 2000, the bonus accrued under this agreement was $298,000, $331,000, and $364,000, respectively.

      The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company's performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended June 2, 2002, June 3, 2001, and May 28, 2000, the long-term performance bonus accrued under this agreement was $157,000, $144,000, and $114,000, respectively.

      The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age 65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $773,000, $628,000, and $428,000 and for the years ended June 2, 2002,
      June 3, 2001, and May 28, 2000, respectively. The projected benefit obligation was approximately $3,584,000, and $2,811,000 at June 2, 2002 and June 3, 2001, respectively.

      The Amended Employment Agreement was revised effective as of August 1, 1997 to make certain clarifying changes and to require that bonus payments to Mr. Warehime in any taxable year in excess of $1.0 million would be subject to shareholder approval, which shareholder approval was given on August 14, 1997.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7  BENEFIT PLANS (CONT'D)

      On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the "Knisely Agreement"). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year's salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of June 2, 2002, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,343,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee's death) for the later of one year from the date of such termination or the death of the employee.

      The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee's average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee's termination if the employee is no longer employed by the Company and the employee has attained the age of
      55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely's expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $81,000, $108,000, and $45,000, for the years ended June 2, 2002, June 3, 2001, and May 28, 2000, respectively. The projected benefit obligation was approximately $422,000 and $341,000 at June 2, 2002 and June 3, 2001, respectively.

      The Company also entered into a change in control severance agreements with several officers and executives which provides for termination compensation if respective individual's employment is terminated: (i) involuntarily within 24 months of a change in control or (ii) voluntarily, following a reduction in base salary, duties, and responsibilities within 24 months of a change in control. A "change in control" shall be deemed to occur if John A. Warehime ceases to be Chief Executive Officer of the Company or ceases to have the power and authority of the Chief Executive Officer. Pursuant to the terms of this agreement, any payment due thereunder shall be made over a two year period no less frequently than monthly and all payments during any twelve month period shall not in the aggregate exceed the individual's total cash compensation (salary and bonus) received from the Company during fiscal 2000.

      All payments made pursuant to this agreement are subject to the further conditions that: (i) the individual maintain the confidentiality of the Company's trade secrets, customer lists, and other proprietary information of the Company; (ii) for a period of two years following the termination of the officer, neither the individual or his employer or business associate shall

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7  BENEFIT PLANS (CONT'D)

              enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer's termination; and (iii) for a period of two years following the termination, the individual shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If all officers and executives subject to agreements were terminated on June 2, 2002 under circumstances entitling them to severance payments pursuant to the agreements, the aggregate amount due to them under these agreements would be approximately $1,932,000.

              The Company is also committed to another employee, Patricia H. Townsend, under a previous employment contract, which provides for minimum salary levels, annual adjustments, as well as incentive bonuses and for a term, which ends in March 2004. Provisions contained in the agreement provide for continuation of the remuneration for the remainder of the term of the agreement in the event of termination, incapacity, death, or disability. The estimated commitment for future salaries through the duration of the agreement as of June 2, 2002 was approximately $140,000.

NOTE 8  INCOME TAXES

       Total income taxes for the years ended June 2, 2002, June 3, 2001, and May 28, 2000, were attributable to the following:

                                                                JUNE 2,              JUNE 2,              MAY 28,
                                                                 2002                 2001                 2000
                                                                 ----                 ----                 ----
        Earnings from operations                             $  5,121,000          $ 2,497,000          $ 5,029,000
        Stockholders' equity for unrealized gains on
        securities and minimum pension liability                   45,000               53,000                   --
                                                             ------------          -----------          -----------
                                                             $  5,166,000          $ 2,550,000          $ 5,029,000
                                                             ============          ===========          ===========

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8  INCOME TAXES (CONT'D)

              Income tax expense (benefit) attributable to earnings from operations consists of:

                                                 Current            Deferred            Total
                                                 -------            --------            -----
      Year ended June 2, 2002
      U.S. Federal                              $3,230,000           385,000          3,615,000
      State                                        342,000            20,000            362,000
      Foreign                                    1,144,000                --          1,144,000
                                                ----------          --------          ---------
                                                $4,716,000           405,000          5,121,000
                                                ==========          ========          =========

      Year Ended June 3, 2001
      U.S. Federal                              $2,468,000          (235,000)         2,233,000
      State                                        335,000           (71,000)           264,000
                                                ----------          --------          ---------
                                                $2,803,000          (306,000)         2,497,000
                                                ==========          ========          =========

      Year ended May 28, 2000
      U.S. Federal                              $4,690,000          (362,000)         4,328,000
      State                                        804,000          (103,000)           701,000
                                                ----------          --------          ---------
                                                $5,494,000          (465,000)         5,029,000
                                                ==========          ========          =========

       There is no income tax attributable to the earnings from foreign subsidiaries in 2001 and 2000 since the foreign entities were generally not subject to taxes on earnings during those years. Prior to April 1, 2001, the Company's subsidiary, Alimentos Congelados Monte Bello S.A. received an income tax exemption on substantially all earnings.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8  INCOME TAXES (CONT'D)

       A reconciliation of the Company's effective tax rate to the amount computed by applying the federal income tax rate of 35% to earnings before taxes attributable to earnings from operations expressed in percentages, follows:

                                                                             YEAR         YEAR      YEAR
                                                                             ENDED        ENDED     ENDED
                                                                            JUNE 2,       JUNE 3,   MAY 28,
                                                                             2002          2001      2000
                                                                             ----          ----      ----
       Federal income tax rate                                               35.0%         35.0%     35.0%
       Increase (decrease) in taxes:
            State taxes - net of federal tax benefit                          1.9           1.9       3.3
            Earnings in foreign subsidiary with no tax                       (0.3)         (7.3)     (4.6)
            Taxes on foreign subsidiary earnings                              3.6            --        --
            Other items - net                                                 1.1          (2.3)      3.1
                                                                             ----          ----      ----
       Effective income tax rate                                             41.3%         27.3%     36.8%
                                                                             ====          ====      ====

       The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at June 2, 2002 and June 3, 2001 follow:

                                                                                  JUNE 2,            JUNE 3,
                                                                                   2002               2001
                                                                                   ----               ----
       Deferred tax liabilities:
          Property, plant and equipment                                   $       (6,058,000)  $     (5,648,000)
          Net unrealized gain on marketable securities                               (45,000)           (88,000)
          Other                                                                   (1,041,000)          (893,000)
                                                                          ------------------   ----------------
                  Total gross deferred tax liabilities                            (7,144,000)        (6,629,000)
                                                                          ------------------   ----------------
       Deferred tax assets:
          Inventory costs                                                            168,000            242,000
          Accrued expenses and other liabilities                                   2,077,000          1,885,000
          Pension and postretirement benefits                                        825,000            687,000
          Net operating loss carryforwards                                           182,000            300,000
          Minimum pension liability                                                   36,000             35,000
          Other                                                                      355,000            375,000
                                                                          ------------------   ----------------
                  Total gross deferred tax assets                                  3,643,000          3,524,000
                                                                          ------------------   ----------------
       Net deferred tax liabilities                                       $       (3,501,000)  $     (3,105,000)
                                                                          ==================   ================


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

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8  INCOME TAXES (CONT'D)

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

       The Company has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $7,800,000 at June 2, 2002.

       At June 2, 2002, the Company has net operating loss carryforwards for state income tax purposes of approximately $3,152,000, which are available to offset future state taxable income, if any, through 2018.

NOTE 9  ACQUISITIONS

       During the year ended May 28, 2000, the Company via its wholly-owned subsidiary, Bickel's Snack Foods, Inc. purchased certain assets and assumed certain liabilities of York Foods, Inc., and its wholly-owned subsidiaries, Bon Ton Foods, Inc. and York Snacks. This acquisition was accounted for under the purchase method and was not considered to be material to the Company's results of operations for the year ended May 28, 2000. The allocation of purchase price is as follows:

       Accounts receivable                              $         1,496,000
       Inventory                                                  1,147,000
       Other current assets                                          82,000
       Property, plant and equipment                              2,737,000
       Goodwill                                                   1,981,000
       Other Assets                                                  13,000
       Accounts Payable                                         (2,855,000)
       Debt                                                        (77,000)
                                                        -------------------
       Total purchase price                             $         4,524,000
                                                        ===================


NOTE 10  COMMITMENTS AND CONTINGENCIES

       (a)    LETTER OF CREDIT

              As of June 2, 2002, the Company's wholly-owned reinsurance company had outstanding two letters of credit in the amount of $148,000 and $476,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  COMMITMENTS AND CONTINGENCIES (CONT'D)

(b)    LEGAL MATTERS

       Derivative Action

       On September 13, 1996, certain Class A common stockholders filed a complaint in equity against six of the Corporation's directors and the estate of a former director in the Court of Common Pleas of York County, Pennsylvania (the complaint). The suit also names the Corporation as a nominal defendant. The suit sought various forms of relief including, but not limited to, rescission of the board's April 28, 1995 approval of John
       A. Warehime's 1995 Employment Agreement and the board's February 10, 1995 adjustment of director's fees. (Since the filing of this lawsuit, John A. Warehime's 1995 Employment Agreement was amended.) In addition, the plaintiffs sought costs and fees incident to bringing suit. On November 4, 1996, the complaint was amended to add additional plaintiffs. On June 24, 1997, the Court dismissed the amended complaint for failure to make a prior demand. An appeal was filed on the Court's June 24, 1997 Order. On December 2, 1998, the Superior Court of Pennsylvania held that the derivative plaintiffs had made adequate demand.

       On May 12, 1997, a written demand was received by the Corporation from the attorney for those Class A common stockholders containing similar allegations and the allegations raised by the Class A common stockholders were investigated by a special independent committee of the Board of Directors and found to be without merit.

       The director defendants filed an Answer and New Matter to the amended complaint on March 17, 1999. On September 5, 2001, director defendants filed a Motion to Dismiss the Derivative Action. On September 20, 2001, plaintiffs' filed an answer to director defendants' Motion to Dismiss. On May 17, 2002, the Court entered an order denying defendants' Motion to Dismiss.

       On May 14, 2002, Albert Blakey, Esquire, counsel for certain of the derivative plaintiffs filed a petition for fees seeking an award of $1,585,716 in attorney's fees. Defendants filed a response in opposition to the request for fees.

       Warehime Family Litigation

       On February 13, 1997, the Board of Directors proposed an amendment and restatement of the Corporation's Articles of Incorporation (the "Amended and Restated Articles") which provides that if all of the following Class B Shareholders (or their estates upon the death of such stockholders), (Michael A. Warehime, John A. Warehime, Sally W. Yelland, J. William Warehime, and Elizabeth W. Stick (all members of the Warehime family)), do not agree in writing to the composition of the Board of Directors or other important matters specified below on or after the 1998 annual shareholders meeting, the trustees of the Corporation's

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10  COMMITMENTS AND CONTINGENCIES (CONT'D)

       401(k) Savings Plan (or a similar employee benefit plan), acting as fiduciaries for the employees who participate in the Plan, and the Class A shareholders may become entitled to vote in the manner described in the document. Pursuant to the Company's Bylaws, nominations for directors must be submitted to the Company in the manner prescribed by the Bylaws no later than June 1 of the year in which the meeting is to occur.

       The Amended and Restated Articles created a Series C Convertible Preferred Stock and also classified the terms of the Board of Directors commencing with the election at the 1997 annual shareholders' meeting and permit directors to be elected for four-year terms as permitted by Pennsylvania law.

       On February 21, 1997, Michael A. Warehime, a Class B shareholder, and certain Class A shareholders filed motions for a preliminary injunction against the Corporation, John A. Warehime, in his capacity as voting trustee, and certain directors of the Corporation in the Court of Common Pleas of York County, Pennsylvania against a Proposal of the Board of Directors to amend and restate the Corporation's Articles of Incorporation in the manner hereafter described.

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

       Under the Amendment, the definition of "disinterested directors" means a person who, in the opinion of counsel for the Corporation, meets any of the following criteria: (i) disinterested directors as defined in Section 1715(e) of the Pennsylvania Business Corporations Law of 1988, as amended; (ii) persons who are not "interested" directors as defined in
       Section 1.23 of The American Law Institute "Principles of Corporate
       Governance: Analysis and Recommendations" (1994); or (iii) persons who qualify as members of the Audit Committee pursuant to Section 303.00 of the New York Stock Exchange's Listed Company Manual.

       Michael A. Warehime filed an appeal from the denial of his motion to enjoin the previously described Amendment to the Company's Amended and Restated Articles. On December 2, 1998, a majority panel of the Superior Court of Pennsylvania issued a decision holding that

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  COMMITMENTS AND CONTINGENCIES (CONT'D)

       although John A. Warehime had acted in good faith in voting for the Amendment to the Amended and Restated Articles as trustee of the Warehime voting trust, he had breached his fiduciary duty to the beneficiaries of the Warehime voting trust in voting for the Amendment. On November 29, 1999, the Supreme Court of Pennsylvania granted a petition for allowance of appeal, filed by John A. Warehime, and granted a cross-petition for appeal filed by Michael A. Warehime.

       On August 13, 1999, Michael A. Warehime filed a complaint in equity in the Court of Common Pleas of York County, Pennsylvania, naming as defendants Arthur S. Schaier, Cyril T. Noel, Clayton J. Rohrbach, Jr., John A. Warehime, and the Company. The complaint sought a court order declaring that the September 1999 election for the Board of Directors of the Company be conducted in accordance with the Articles of Incorporation of the Company as they existed prior to June 25, 1997, an order declaring that the Series C Convertible Preferred Stock cannot be voted, and an order that the following candidates for the Board of Directors of the Company proposed by Michael A. Warehime, Sally Yelland, Elizabeth Stick and J. William Warehime be accepted by the Company and listed on the ballot to be distributed at the annual meeting of shareholders of the Company to be held on September 16, 1999: Michael A. Warehime, Daniel Meckley, Elizabeth Stick, Sonny Bowman, and John Denton. The basis for the complaint was the December 2, 1998 decision of the Superior Court of Pennsylvania which held that John A. Warehime breached his fiduciary duties in voting for the Amended and Restated Articles as trustee of the Warehime voting trust. The requested relief was denied by the Court of Common Pleas of York County and Michael Warehime appealed to the Superior Court of Pennsylvania.

       On September 12, 2000, the Superior Court of Pennsylvania stated, in a Memorandum decision, that the June 25, 1997 shareholder vote, which adopted the Amended and Restated Articles of Incorporation of the Corporation should be set aside, and remanded the case to the Court of Common Pleas of York County to determine what further relief would be appropriate. On remand, the Court of Common Pleas of York County entered an Order on October 10, 2000 declaring that the Amended and Restated Articles of Incorporation were set aside and that an election should be held without the Amended or Restated Articles of Incorporation. On October 11, 2000, the Supreme Court of Pennsylvania entered an Order staying the Order of the Court of Common Pleas of York County. On November 27, 2000, the Supreme Court of Pennsylvania reversed and remanded the Order of the Superior Court issued on December 2, 1998 and, in effect, the Order of the Superior Court issued September 12, 2000. In reversing the Superior Court's Order, the Supreme Court of Pennsylvania held that John A. Warehime, the trustee of the voting trust, did not breach his fiduciary duties in voting the trust shares in favor of the Amended and Restated Articles of Incorporation. The Supreme Court remanded the case to the Superior Court of Pennsylvania to consider other issues raised by Michael A. Warehime. On May 4, 2001, the Superior Court of Pennsylvania, on remand from the Supreme Court of Pennsylvania to decide several remaining issues, held that the 1997 amendments to the Corporation's Amended and Restated Articles of Incorporation "violated principles of corporate democracy" and should be invalidated even though the Superior Court found the directors acted in good faith and their actions in approving the amendments did not result in a breach of their fiduciary duties. A petition for allocatur was filed with the Supreme Court of Pennsylvania requesting that the Supreme Court of Pennsylvania review the Superior Court's May 4, 2001 ruling.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  COMMITMENTS AND CONTINGENCIES (CONT'D)

       The Corporation is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations or liquidity.

       (c)    STOCK REPURCHASE PLAN

              The Company has agreed to purchase the Company's Class A Common Stock purchased or owned by employees prior to April 20, 1988 at appraised value. This guarantee of repurchase by the Company is for an indefinite period of time. No shares were repurchased under this plan for the years ended June 2, 2002, June 3, 2001 and May 28, 2000. As of June 2, 2002, there are 10,557 shares outstanding that would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $1,108,000, based on the most recent appraised value per share as of March 31, 2002.

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

NOTE 11  FOREIGN OPERATIONS

       The Company's foreign subsidiary, Alimentos Congelados Monte Bello, S.A. (ALCOSA) produces food products in Guatemala, which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

                                                             JUNE 2,            JUNE 3,            MAY 28,
                                                               2002               2001               2000
                                                               ----               ----               ----
      Revenues                                        $        18,699,000  $      13,152,000  $      15,863,000
      Cost of goods sold                                       15,075,000         12,294,000         13,036,000
      Assets                                                    9,092,000          7,907,000         10,580,000

       ALCOSA maintains its accounting records in quetzals. For financial reporting purposes the U.S. dollar is considered the functional currency. The financial statements of ALCOSA have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other income - net, and amount to a loss of $178,000, $60,000, and $315,000, for the years ended June 2, 2002, June 3, 2001, and May 28, 2000, respectively. At June 2, 2002, the prevailing exchange rate was Q 8.0 to U.S. $1.00.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 RECONCILIATION OF NUMERATOR AND DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE

                                                         YEAR               YEAR               YEAR
                                                        ENDED              ENDED              ENDED
                                                       JUNE 2,            JUNE 3,            MAY 28,
                                                         2002               2001               2000
                                                 -------------------   -----------------  -----------------
Numerator for basic earnings per share:
   Net earnings applicable to
    Common stock                                 $         7,230,000  $        6,200,000          8,576,000
Effect of dilutive securities:
 8-1/4% cumulative convertible
    Preferred stock                                           30,000              30,000             31,000
 4.40% cumulative convertible
    Preferred stock                                           11,000              11,000             12,000
                                                  -------------------  ------------------  ------------------

Net earnings assuming dilution                   $         7,271,000   $       6,661,000  $       8,619,000
                                                 ===================   =================  =================

Denominator:
 Basic weighted-average shares                               716,191             714,565            715,249
Effect of dilutive securities:
8-1/4% cumulative convertible
    Preferred stock                                            3,386               3,670              4,140
4.40% cumulative convertible
    Preferred stock                                           10,000              10,000             10,000
                                                 -------------------   -----------------  -----------------

Diluted weighted-average shares                              729,577             728,235            729,389
                                                 ===================   =================  =================

Basic earnings per share                         $             10.10   $            9.26  $           11.99
Diluted earnings per share                                      9.97                9.15              11.82
                                                 ===================   =================  =================

NOTE 13  STATEMENT OF CASH FLOW INFORMATION

                                                         YEAR               YEAR               YEAR
                                                         ENDED              ENDED              ENDED
                                                        JUNE 2,            JUNE 3,            MAY 28,
                                                         2002               2001               2000
                                                 -------------------   -----------------  -----------------
Supplemental disclosure of cash paid for:

   Interest                                      $         3,292,000  $        4,698,000  $        4,098,000
   Income taxes                                            4,043,000           3,848,000           5,916,000
                                                 ===================  ==================  ==================
Non-cash investing activities, acquisition
   of business:

      Fair value of assets acquired              $                --  $               --  $        7,456,000
      Cash paid                                                   --                  --           4,524,000
                                                 -------------------  ------------------  ------------------

      Liabilities assumed                        $                --  $               --  $        2,932,000
                                                 ===================  ==================  ==================

                            QUARTERLY FINANCIAL DATA

Dollars in thousands                                     First         Second     Third     Fourth
(except per share)                                      quarter        quarter   quarter   quarter
------------------                                      -------        -------   -------   -------
2002
Net sales                                              $ 60,120       $82,617  $72,903    $74,463
Gross profit                                           $ 10,767       $16,838  $13,192    $13,039
Net earnings                                           $  1,441       $ 3,858  $ 1,437       $535
Net earnings per common share - Basic                  $   2.00       $  5.38  $  1.99       $.73
Net earnings per common share - Diluted                $   1.98       $  5.30  $  1.97       $.72
Cash Dividends per common share                        $   .275       $  .275  $  .275      $.275

2001

Net sales                                              $ 59,978       $79,838  $75,820    $77,867
Gross profit                                           $ 10,668       $15,739  $12,245    $11,862
Net earnings                                           $  1,174       $ 3,208  $   576    $ 1,703
Net earnings per common share - Basic                  $   1.63       $  4.47  $   .79    $  2.36
Net earnings per common share - Diluted                $   1.61       $  4.41  $   .79    $  2.34
Cash Dividends per common share                        $   .275       $  .275  $  .275    $  .275

         Net sales and gross profit for the first, second and third quarters of fiscal 2002 and for each quarter of fiscal 2001 have been reduced by certain amounts previously recorded as selling and marketing expense in connection with the implementation of EITF 01-9. The effect was to reduce net sales and gross profit by $3,260,000, $4,480,000 and 3,954,000 for the first, second and third quarters of fiscal 2002, respectively, and to reduce net sales and gross profit by $5,056,000, $6,731,000, $6,392,000 and $6,564,000 for the first, second, third and fourth quarters of fiscal 2001, respectively.

                    MARKET FOR THE REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         Although the Corporation's Class A Common Stock is currently traded on the OTC Bulletin Board under the symbol "HNFSA," trading in the Class A Common Stock is very sporadic. As a result of the limited market for Class A Common Stock, shareholders are cautioned not to place undue reliance on bid prices contained herein as indicators of the true value of the shares of Class A Common Stock.

         The following table sets forth the high and low bid prices per share of the Class A Common Stock on a quarterly basis of the past two fiscal years as provided by NASDAQ, as well as dividends paid per share. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

        Quarter Ended                            High               Low      Dividends
        -------------                            ----               ---      ---------
        May 28, 2000                             $61.00          $61.00         $0.275
        August 27, 2000                          $61.00          $57.00         $0.275
        November 26, 2001                        $57.00          $55.00         $0.275
        February 25, 2001                        $55.50          $51.00         $0.275
        June 3, 2001                             $51.00          $50.00         $0.275
        September 2, 2002                        $51.50          $49.00         $0.275
        December 2, 2002                         $49.00          $48.00         $0.275
        March 3, 2002                            $50.00          $48.00         $0.275
        June 2, 2002                             $51.75          $50.00         $0.275

         As of August 10, 2002, there were 375 record holders and approximately 210 beneficial holders of the Class A Common Stock.

                                 DIVIDEND POLICY

         The Corporation has maintained a policy of paying a quarterly dividend of $0.275 per share. The continuing payment by the Corporation of dividends in the future is at the sole discretion of its Board of Directors and will depend, among other things, upon the Corporation's earnings, its capital requirements and financial condition, as well as other relevant factors. Excludes shares allocated to the Stock Option Plan, Employee Stock Ownership Plan and 401(k) Plan.

                            ANNUAL AND OTHER REPORTS

         The Corporation is required to file an annual report on Form 10-K for its fiscal year ended June 2, 2002 with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Corporation's quarterly reports may be obtained without charge by contacting:

                 Gary T. Knisely
                 Hanover Foods Corporation
                 1486 York Street
                 P.O. Box 334
                 Hanover, PA  17331
                 717-632-6000

                         OFFICERS AND BOARD OF DIRECTORS

                                    OFFICERS

                                JOHN A. WAREHIME
                  Chairman, President & Chief Executive Officer

           GARY T. KNISELY, ESQ.                        PIETRO D. GIRAFFA, JR.                     EDWARD L. BOECKEL, JR.
          Chief Financial Officer                    Vice President - Controller                         Treasurer
          Executive Vice President                     Chief Accounting Officer
             Secretary, Counsel

                          ALAN T. YOUNG                                                  DANIEL E. SCHUCHART
      Senior Vice President- Purchasing and Transportation                             Vice President of Sales


                               BOARD OF DIRECTORS

              JOHN A. WAREHIME                            ARTHUR S. SCHAIER                          JAMES A. WASHBURN
           Chairman of the Board                      Corporate General Manager                   Chief Executive Officer
          Hanover Food Corporation                Earnhardt's Dodge Motor Companies             Park 100 Foods, Inc., a food
                                                 Gilbert, AZ, retail auto dealerships              manufacturing company
                                                                                                         Tipton, IN

            CLAYTON J. ROHRBACH                            T. EDWARD LIPPY                             CYRIL T. NOEL
  Retired Vice President of Marketing CPC                   Vice President                   Retired Vice President of Finance
       International, a food company           Lippy Brothers, Inc., a farming company           Hanover Foods Corporation
            Englewood Cliffs, NJ                            Hampstead, MD

        JAMES G. STURGILL, CPA, CVA                       JENNIFER W. CARTER                          T. MICHAEL HAUGH
              Managing Partner                        Assistant to the Chairman                          President
         Sturgil & Associates LLP,                    Hanover Foods Corporation            Hospitality Management Corporation, a
    an accounting firm, Westminster, MD                                                        contract food service company
                                                                                                      Abbottstown, PA

                       EXECUTIVE OFFICES                                             CERTIFICATE TRANSFERS MAIL
                 1486 York Street, P.O. Box 334                                  Mellon Investors Services, L.L.C.
                     Hanover, PA 17331-0334                                         Securities Transfer Services
                         (717) 632-6000                                                    P.O. Box 3312
                                                                                  South Hackensack, NJ 07606-1912
                                                                     NOTE: It is recommended that all certificates be sent via
                                                                                          registered mail.

SHAREHOLDER INQUIRIES                                             CERTIFICATE TRANSFERS HAND DELIVERIES
Shareholder inquiries should be directed to the following         Mellon Investors Services, L.L.C.
offices and addresses.                                            120 Broadway, 13th Floor
All telephone inquiries should be made by using the toll-free     New York, NY  10271
1-800-756-3353.
Copies of 10-K report are available upon request.

SHAREHOLDER INQUIRIES ADDRESS CHANGES CONSOLIDATING               CLASS A COMMON SHARES
Mellon Investors Services, L.L.C.                                 Class A Common Shares are traded in a local, unlisted market
P.O. Box 3315                                                     via various stockbrokers in Pennsylvania.
South Hackensack, NJ  07606-1915

LOST CERTIFICATES CERTIFICATE REPLACEMENT                         CERTIFIED PUBLIC ACCOUNTANTS
Mellon Investors Services, L.L.C.                                 KPMG LLP, Harrisburg, Pennsylvania
Lost Securities Department
P.O. Box 3317                                                     LEGAL COUNSEL
South Hackensack, NH  07606-1917                                  Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania