Form 10-K, Exhibit 13
period 2003-06-01
HANOVER FOODS CORP /PA/
filed 2003-08-29
CIK 853733

                                     [LOGO]



                       2003 Annual Report to Shareholders

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

Forward Looking Statements

         When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including but not limited to quarterly fluctuations in operating results, competition, state and federal regulation, environmental considerations, foreign operations, and a change of control as a result of the pending Warehime family litigation. Such factors, which are discussed in the Annual Report, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Corporation wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

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

         The Corporation's fiscal year ends at the close of operations on the Sunday nearest to May 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended June 1, 2003 to the year ended June 2, 2002, and the fiscal year ended June 2, 2002 to the year ended June 3, 2001. The fiscal year ended June 3, 2001 was comprised of 53 weeks. The fiscal years ended June 1, 2003 and June 2, 2002, were comprised of 52 weeks.

RESULTS OF OPERATIONS

Year Ended June 1, 2003 Compared to Year Ended June 2, 2002

Net Sales

         Consolidated net sales were $290.3 million for fiscal 2003 compared to $290.2 million for fiscal 2002. The consolidated net sales comprised of the following volume and sales price components:

                                         Volume       Sales Price      Combined
                                         ------       -----------      --------
Frozen Foods.....................          1.0%           (.7)%           .3%
Canned Foods.....................         (1.3)%           .6%           (.7)%
Prepared/Snack Foods.............           .1%            .3%            .4%
                                          ------          -----          -----
                                           (.2)%           .2%             0%
                                          ======          =====          =====

         The increased volume in frozen food sales was principally due to an increase in retail brand sales and private label sales. These increases were partially offset by decreases in food service and industrial sales. Frozen food prices have remained relatively consistent with last fiscal year, however the increase in price sensitive promotions did decrease price, and the increase in private label sales were made at a lower price per unit that offset the increased price in branded retail sales.

         The decreased volume in canned food sales was principally due to a decrease in industrial and private label sales. Canned food prices have remained relatively consistent with last fiscal in all major sales areas.

         Prepared and snack foods volume was consistent with last fiscal with increases in prepared foods and offset by decreases in snack food sales. The prices for both prepared and snack foods remained relatively consistent with last fiscal year.

Cost of Goods Sold

         Consolidated cost of goods sold represent 84.2% of consolidated net sales for fiscal year 2003 compared to 84.6% for fiscal 2002. The consolidated cost of sales decreased $1.4 million to $244.3 million in fiscal 2003 compared to $245.7 million for fiscal 2002. The cost of sales decreased $0.9 million primarily due to a reduction in ingredient costs and to a lesser extent due to the volume reduction which decreased cost of goods by $0.5 million for fiscal 2003.

Selling Expenses

         Consolidated selling expenses represented 4.2% of consolidated net sales for fiscal 2003 and 4.9% for fiscal 2002. The decrease in the amount of selling expenses reflect lower media advertising, customer advertising, free goods marketing program, accounts receivable write-off and the elimination of the amoritization of trademarks.

Administration Expenses

         Consolidated administration expenses were $15.8 million for fiscal year 2003, or 5.4% of consolidated net sales, as compared to $14.6 million, or 5.0% of consolidated net sales in 2002. The increase in administration expenses reflects increases in outside professional fees and services, the provision for the supplemental pension benefits, the provision for post-retirement benefits as well as increase in the 401(k) contribution and the ESOP contribution.

Interest Expense

         Consolidated interest expense for fiscal 2003 decreased $0.8 million to $2.8 million compared to $3.6 million in fiscal 2002. The decrease reflected lower average borrowings as well as lower average borrowing rates for the fiscal year compared to last fiscal year.

Other Income (Expense)

         Consolidated other income decreased $101,000 to $270,000 for fiscal 2003 as compared to other income of $371,000 for fiscal 2002. The decrease was due to lower return of sale of investments and a lower gain on the sales of fixed assets.

Income Taxes

         The provision for corporate federal and state income tax for the fiscal year 2003 was $5.7 million or 36.4% of pretax earnings, as compared to $5.1 million or 41.3% of pretax earning for 2002. The decrease in the effective rate was primarily due to the elimination of the income taxes in our Guatemala subsidiary. Alcosa lost its income tax exoneration on March 31, 2001, and the government granted an income tax exoneration to Mayapac, S.A. beginning January 2002 and ending January 2012.

Net Earnings

         Consolidated net earnings for fiscal year 2003 were $9.9 million, or 3.4% of consolidated net sales, as compared to $7.3 million, or 2.5% of consolidated net sales, for fiscal 2002 as a result of the factors discussed above.

RESULTS OF OPERATIONS

Year Ended June 2, 2002 Compared To Year Ended June 3, 2001

Net Sales

         Net sales and gross profit for fiscal years 2002 and 2001 have been adjusted by certain amount previously recorded as selling and marketing expense in accordance with EITF 01-9, and cost of sales have been adjusted by certain freight costs previously recorded as net sales in accordance with EITF 00-10.

         Consolidated net sales were $290.2 million for fiscal 2002 compared to $293.0 million for fiscal 2001, a decrease of $2.8 million, or 1.0%. The decrease in consolidated net sales was comprised of the following volume and sales price components:

                                          Volume    Sales Price      Combined
                                          ------    -----------      --------
Frozen Foods.....................          (.8)%         0%             (.8)%
Canned Foods.....................         (1.1)%       2.0%              .9%
Prepared/Snack Foods.............          (.5)%       (.6)%           (1.1)%
                                          ------       -----           ------
                                          (2.4)%       1.4%            (1.0)%
                                          ======       =====           ======

         The decreased volume in frozen sales was principally due to a decrease in retail brand sales due to a planned decrease in price sensitive promotions. This decrease was partially offset by increases in food service and private label sales. Frozen food prices remained relatively consistent with last fiscal year, however the reduced price sensitive promotions did increase prices, but the increase in foods services and private label sales were made at a lower price per unit that offset the increased price in branded retail sales.

         The decreased volume in canned sales was principally due to a decrease in retail branded sales due to a planned decrease in price sensitive promotions. This decrease was partially offset by increases in food service sales. Canned prices increased due to a reduction in price sensitive promotion and an overall increase in dry bean and potato prices during the current fiscal year.

         Prepared and snack foods showed a decrease in sales volume due to the elimination of non-profitable snack accounts which was planned. The decreased sales prices in prepared and snack foods were principally due to a change in the mix of product sold towards private label versus branded products.

Cost of Goods Sold

         Consolidated costs of goods sold represents 84.6% of consolidated net sales for fiscal 2002 compared to 86.4% for fiscal 2001. The consolidated cost of sales decreased $7.5 million to $245.7 million in fiscal 2002 compared to $253.2 million for fiscal 2001. The cost of sales decreased $.6 million primarily due to reduced energy costs and increased plant productivity, and to a larger extent, due to a volume reduction of 2.4% or $6.9 million for fiscal 2002.

Selling Expenses

         Consolidated selling expenses represented 4.9% of consolidated net sales for fiscal 2002 and 4.8% for fiscal 2001. Free goods marketing program expense increased to $.7 million for fiscal year 2002 as compared to $0 dollars for fiscal 2001 as the Corporation spent more dollars to increase brand awareness.

         The Corporation spent $.7 million on advertising for fiscal 2002, compared to $.7 million in advertising for fiscal 2001.

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



RELATED PARTY TRANSACTIONS

         During fiscal 2003, the Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related companies. These transactions are summarized below.

         During fiscal 2003, the Corporation rented equipment from Park 100 Foods, Inc. The rental payments pursuant to such lease agreements totaled $12,000 during fiscal 2003. As of June 1, 2003, the Corporation had an accounts receivable of $163,000 from Park 100 Foods, Inc. for food products sold and shipped to Park 100 Foods, Inc. During fiscal 2003, the Corporation sold approximately $1.9 million of frozen food products to Park 100 Foods, Inc., Tipton, Indiana. James A. Washburn, a director of the Corporation, owns approximately 80% of the outstanding stock of Park 100 Foods, Inc.

         During fiscal 2003, the Corporation leased a two story farm house, adjoining one story guest house and adjoining ground located on Trolley Road, R.D. #3, Hanover, Heidelberg Township, Pennsylvania, for customer housing and temporary new employee housing from John A. and Patricia M. Warehime for a total of $36,000.

         During fiscal 2003, the Corporation leased a barn for seed storage, located in Heidelberg Township, Pennsylvania for $4,000 from Warehime Enterprises, Inc. J. William Warehime, a shareholder of the Corporation, and John A. Warehime, Chairman of the Corporation, own 44.4% and 14.8% of the outstanding stock of Warehime Enterprises, Inc., respectively.

         During fiscal 2003, the Corporation purchased $1.1 million of contracted vegetables from Lippy Brothers, Inc. T. Edward Lippy, a director of the Corporation, owns approximately 37% of the outstanding stock of Lippy Brothers, Inc.

         During fiscal 2003, the Corporation's subsidiary, Alimentos Congelados Monte Bello S.A. sold its condominium real estate located in Naples, Florida to John A. & Patricia M. Warehime for $127,500, which approximates fair value.

         During fiscal 2003, the adult children of the Corporation's Chairman, John Warehime, were employed by the Corporation, including Jennifer Carter, Director, who is employed as Assistant to the Chairman, Jeffrey Warehime, who is employed as Director - Fresh Produce, and Andrew Warehime, who is employed as Special Sales Manager. Jennifer Carter, Jeffrey Warehime and Andrew Warehime are employed by the Corporation at annual salaries of $92,314, $97,919, $62,129, respectively. Ms. Carter also receives director compensation customary for the Corporation's directors. On June 20, 2002, each of Jennifer Carter, Jeffrey Warehime, and Andrew Warehime were granted an option to purchase 500 shares of Class B common stock. Andrea Kint, the daughter of Pietro Giraffa, Vice President and Controller of the Corporation, is employed as Assistant Production Manager - Hanover, PA Frozen Operations at an annual salary of $46,350.

LIQUIDITY AND CAPITAL RESOURCES

         The discussion and analysis of the Corporation's liquidity and capital resources should be read in conjunction with the Consolidated Statements of Cash Flows, contained elsewhere herein.

         Net working capital was $47.0 million at June 1, 2003 and $36.5 million at June 2, 2002. The current ratio was 2.07 on June 1, 2003 and 1.64 on June 2, 2002.

         Net cash provided by operations for the fiscal year ended June 1, 2003 was $22.7 million, compared to $19.0 million, for the fiscal year ended June 2, 2002. Sources of net cash provided by operations consisted principally of net earnings of $9.9 million and non-cash depreciation and amortization expense of $9.6 million and decreases in inventory and accounts receivable of $5.1 million. The use of net cash for operations consisted primarily of decreased accounts payable and accrued expenses of $2.4 million and deferred income taxes of $1.3 million.

         Net cash provided by operations for the fiscal year ended June 2, 2002 was $19.0 million, compared to $10.8 million for the fiscal year ended June 2, 2001. Sources of net cash provided by operations consisted principally of net earnings of $7.3 million and non-cash depreciation and amortization expense of $9.4 million and increases in accounts payable and accrued expenses of $1.2 million. The use of net cash for operations consisted primarily of increased inventory of $.3 million and increased prepaid expenses of $.6 million.

         Net cash used by investing activities for the fiscal year ended June 1, 2003 was $5.0 million as compared to $6.9 million for fiscal year ended June 2, 2002. The principal use of funds was the upgrade of property, plants and equipment. During the year ended June 1, 2003, $5.6 million was spent on development and modernization of equipment as compared to $6.8 million in fiscal year ended June 2, 2002. These projects were funded by internally generated funds

         Net cash used by investing activities for the fiscal year ended June 2, 2002 was $6.9 million as compared to $13.2 million for fiscal year ended June 3, 2001. The principal use of funds was the upgrade of property, plant and equipment. During the year ended June 2, 2002, $6.8 million was spent on development and modernization of equipment as compared to $13.6 million in the fiscal year ended June 3, 2001. These projects were funded by internally generated funds.

         Net cash used by financing activities was $16.4 million for the fiscal year ended June 1, 2003, compared to cash used by financing activities of $11.1 million for the fiscal year ended June 2, 2002. Seasonal borrowings amounting to $145.3 million were used throughout the fiscal year to fund operating needs. Seasonal borrowing decreased $11.4 million as of June 1, 2003 compared to June 2, 2002. Payments on long-term debt were $4.3 million. The weighted average cost of seasonal borrowing was 2.28% for the fiscal year ended June 1, 2003 compared to 4.02% for the fiscal year ended June 2, 2002.

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

         A change in control of the Corporation would trigger a repayment obligation with respect to $22.5 million in aggregate principal amount of 7.01% Senior Notes due September 15, 2011 of the Corporation (the "Notes"). In the event of any change of control of the Corporation, the Corporation has an obligation to prepay the Notes in the amount equal to 100% of the outstanding principal amount of the Notes and accrued interest thereon, together with a premium equal to the applicable Make-Whole Amount, as defined in the Note Purchase Agreement. A "change in control" as defined in the Note Purchase Agreement means the date on which (i) John Warehime ceases to hold the positions of Chairman, President and Chief Executive Officer of the Corporation or (ii) Gary T. Knisely ceases to hold the positions of Executive Vice President and Secretary of the Corporation. To the extent a change of control were to occur and the Lenders demand repayment of the Notes, the Corporation would be required to obtain an alternative funding source to repay this obligation. While the Corporation currently believes it would be successful in obtaining additional financing, no assurance can be given as to whether the Corporation will be successful in obtaining additional funding sources or if such financing will be on terms and conditions that are acceptable to the Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in this report.

         At June 1, 2003, the Corporation has commitments from financial institutions to provide seasonal lines of credit in the amount of $50.0 million. Borrowing is permitted within prescribed parameters in existing debt agreements, which contain certain performance covenants. The term loan agreements with the Lenders and seasonal borrowing with financial institutions, contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements at June 1, 2003, $38,576,000 of retained earnings are restricted from distribution. The Corporation is in compliance with the restrictive provisions in the agreements as of June 1, 2003.

         The Corporation paid dividends of $688,000 during fiscal 2003 compared to $984,000 in fiscal 2002.

         The Corporation believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

         The following table summarizes the Corporation's contractual obligations and other commitments as of June 1, 2003:

                                                                Payment Due by Period
                                          ------------------------------------------------------------------
                                                                                                    After
        Contractual Obligation              Total        1 Year       2-3 Years     4-5 Years      5 Years
-------------------------------------      -------      --------     -----------   -----------    ----------
Short-Term Notes Payables............    $ 7,634,000   $ 7,634,000    $      -0-    $      -0-   $       -0-
Long-Term Debt.......................     29,643,000     4,286,000     8,572,000     6,785,000    10,000,000
Operating Leases.....................      1,121,000       433,000       470,000       218,000           -0-
                                         -----------   -----------    ----------    ----------   -----------
Total contractual obligations........    $38,398,000   $12,353,000    $9,041,000    $7,000,000   $10,000,000
                                         ===========   ===========    ==========    ==========   ===========

         Currently, the Corporation is obligated to purchase 6,000,000 pounds of tomato paste from California Tomato Products, Colusa, California in each of the fiscal years from 2003 through 2006, at a price based on annual cost of production.

         The Corporation's sources of liquidity are primarily funds from operation and available amounts under seasonal lines of credit expiring (two on October 31, 2004 and one on January 28, 2004), which are expected to be renewed in the ordinary course of business.

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

         The following accounting policies, estimates and assumptions are particularly sensitive because of their significance on the preparation of the Corporation's consolidated financial statements:

         o The allowance for potentially uncollectible receivables and pending deductions requires management to make significant judgments in estimating future amounts to be received. Our judgments are based upon historical experience and current market conditions. Changes in estimates could be impacted as a result of events, such as a deterioration of the credit status of customers or material reductions in product and sales volumes.

         o Determination of liabilities for pension and post-retirement benefits includes significant assumptions and estimates relating to compensation and health care cost trends, discount rates and rate of return on plan assets. The assumptions are based upon current market and health care trends.

         o Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Corporation's long-lived assets may not be recoverable.

         o Effective June 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. As required by SFAS 142, management performed transitional impairment testing during the third quarter and annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal year 2003. These tests confirmed that the fair value of the Corporation's reporting units exceeds their carrying values, and that no impairment loss needed to be recognized for goodwill upon the adoption of SFAS 142.

              The annual evaluation of goodwill and other indefinite-lived intangible assets requires the use of estimates about future operating results for each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of goodwill and other indefinite-lived intangible assets could change and, therefore, impact the assessments of impairment in the future.

The footnotes to the consolidated financial statements provide additional information on accounting policies and assumptions used by the Corporation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation is subject to market risk associated with changes in interest rates. To manage the risk of fluctuations in interest rates, the Corporation's borrowings are a mix of fixed and floating rate obligations. This includes the $29.6 million of unsecured senior notes payable, $7.1 million bears interest at an 8.74% fixed rate and is due in 2007, $22.5 million bears interest at a 7.01% fixed rate and is due in 2013. The Corporation also maintains short-term unsecured lines of credit that bear interest at floating rates.

         The following table presents the expected maturity and effective interest rates of the Corporation's debt obligations (dollars in thousands):

                                                                                                                Fair
                                        2004      2005       2006      2007       2008    Thereafter   Total    Value
                                        ----      ----       ----      ----       ----    ----------   -----    -----
Fixed Rate
   Unsecured senior notes.......       $4,286    $4,286     $4,286    $4,285     $2,500     $10,000   $29,643  $27,859
   Effective interest rate......        7.42%     7.37%      7.30%     7.20%      7.01%       7.01%     7.22%       --
Variable Rate
   Lines of credit..............       $7,634        --         --        --         --          --    $7,634   $7,634
   Effective interest rate......        2.12%        --         --        --         --          --     2.12%       --

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

New Accounting Standards

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer to classify a financial instrument within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement is not expected to have a material impact on our consolidated financial statements.

                         FINANCIAL HIGHLIGHTS FIVE YEARS
                 (in thousands except share and per-share data)

The consolidated financial information set forth below should be read in conjunction with the more detailed consolidated financial statements, including related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" including elsewhere in this Annual Report.

                                                    June 1,       June 2,       June 3,       May 28,       May 30,
                                                     2003          2002          2001          2000          1999
                                                    -------       -------       -------       -------       -------
Net Sales..................................        $290,311      $290,227      $293,049      $277,334      $266,717
Earnings before income taxes...............         $15,528       $12,392        $9,158       $13,648       $15,443
Net Earnings...............................          $9,874        $7,271        $6,661        $8,619        $9,539
Net Earnings per common share-basic........          $13.64        $10.10         $9.26        $11.99        $13.24
Net Earnings per common share-diluted......          $13.40         $9.97         $9.15        $11.82        $13.03
Basic weighted-average shares..............         720,684       716,191       714,565       715,249       716,974
Diluted weighted-average shares............         733,750       729,577       728,235       729,389       731,895
Common shares outstanding-year end.........         723,335       718,791       714,496       714,670       715,888
Preferred shares outstanding-year end......          24,564        24,564        24,724        24,764        25,044
Working Capital............................         $47,027       $36,547        $6,826        $7,566       $10,841
Property, plant and equipment-net..........         $72,634       $76,639       $78,837       $73,484       $65,992
Long-term debt.............................         $25,357       $29,643        $8,940       $10,741       $12,500
Stockholders' equity.......................         $93,217       $83,991       $77,465       $72,312       $64,454
Total assets...............................        $171,433      $179,016      $180,728      $179,512      $157,241
Dividend per common share..................           $1.10         $1.10         $1.10         $1.21        $1.265

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report....................................................................................F-2

Consolidated Balance Sheets as of June 1, 2003 and June 2, 2002.................................................F-3

Consolidated Statements of Earnings for the Years Ended  June 1, 2003, June 2, 2002,
    and June 3, 2001............................................................................................F-5

Consolidated Statements of Comprehensive Income for the Years Ended June 1, 2003,
    June 2, 2002, and  June 3, 2001.............................................................................F-6

Consolidated Statements of Cash Flows for the Years Ended June 1, 2003, June 2, 2002,
    and June 3, 2001............................................................................................F-7

Consolidated Statements of Stockholders' Equity for the Years Ended June 1, 2003,
     June 2, 2002, and June 3, 2001.............................................................................F-8

Notes to Consolidated Financial Statements for the Years Ended June 1, 2003,
     June 2, 2002, and June 3, 2001.............................................................................F-9

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



/s/KPMG LLP
Harrisburg, Pennsylvania
July 23, 2003

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          JUNE 1, 2003 AND JUNE 2, 2002

                                                                                  June 1,            June 2,
                  Assets                                                           2003               2002
                                                                              --------------     ---------------
Current assets:
      Cash and cash equivalents                                               $    4,128,000     $     2,816,000
      Accounts and notes receivable - net of allowance for doubtful
      accounts of $768,000 and $772,000                                           25,099,000          26,917,000
      Accounts receivable from related parties                                       163,000             167,000
      Inventories:
           Finished goods                                                         40,746,000          44,933,000
           Raw materials and supplies                                             17,562,000          16,622,000
      Prepaid expenses                                                             2,216,000           2,361,000
      Deferred income taxes                                                          917,000             276,000
                                                                              --------------     ---------------

Total current assets                                                              90,831,000          94,092,000
                                                                              --------------     ---------------

Property, plant, and equipment - at cost:
      Land and buildings                                                          53,972,000          52,966,000
      Machinery and equipment                                                    128,422,000         124,048,000
      Leasehold improvements                                                         544,000             544,000
                                                                              --------------     ---------------

                                                                                 182,938,000         177,558,000

Less accumulated depreciation and amortization                                   111,255,000         101,749,000
                                                                              --------------     ---------------

                                                                                  71,683,000          75,809,000

Construction in progress                                                             951,000             830,000
                                                                              --------------     ---------------

                                                                                  72,634,000          76,639,000
                                                                              --------------     ---------------

Other assets:
      Goodwill and intangible assets - less accumulated amortization of
           $3,175,000 and $3,165,000                                               3,539,000           3,549,000
      Other assets                                                                 4,429,000           4,736,000
                                                                              --------------     ---------------

Total assets                                                                  $  171,433,000     $   179,016,000
                                                                              ==============     ===============

          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          JUNE 1, 2003 AND JUNE 2, 2002

                                                                                    June 1,                    June 2,
               Liabilities and Stockholders' Equity                                  2003                       2002
                                                                                --------------             ---------------
Current liabilities:
     Accounts payable                                                           $   19,745,000            $     19,890,000
     Accounts payable to related parties                                                 7,000                           0
     Notes payable - banks                                                           7,634,000                  18,987,000
     Accrued expenses                                                               10,921,000                  13,189,000
     Current maturities of long-term debt                                            4,286,000                   4,297,000
     Income taxes payable                                                            1,211,000                   1,182,000
                                                                                --------------             ---------------

Total current liabilities                                                           43,804,000                  57,545,000

Long-term debt, less current maturities                                             25,357,000                  29,643,000
Deferred income taxes                                                                3,139,000                   3,777,000
Other liabilities                                                                    5,916,000                   4,060,000
                                                                                --------------             ---------------

Total liabilities                                                                   78,216,000                  95,025,000
                                                                                --------------             ---------------

Commitments and contingencies (note 9)

Stockholders' equity:
     Series A and B 8-1/4% cumulative convertible preferred stock                      776,000                     776,000
     Series C cumulative convertible preferred stock                                   250,000                     250,000
     Common stock, Class A - non-voting                                              8,733,000                   8,733,000
     Common stock, Class B - voting                                                 16,227,000                  15,889,000
     Capital paid in excess of par value                                            16,372,000                  15,238,000
     Retained earnings                                                              76,746,000                  67,560,000
     Treasury stock, at cost                                                        (8,172,000)                 (8,148,000)
     Employee Stock trust                                                          (17,096,000)                (16,168,000)
     Accumulated other comprehensive loss                                             (619,000)                   (139,000)
                                                                                --------------             ---------------

     Total stockholders' equity                                                     93,217,000                  83,991,000
                                                                                --------------             ---------------

Total liabilities and stockholders' equity                                      $  171,433,000             $   179,016,000
                                                                                ==============             ===============

          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
            YEARS ENDED JUNE 1, 2003, JUNE 2, 2002, AND JUNE 3, 2001

                                                  Year                  Year                   Year
                                                  ended                 ended                  ended
                                                 June 1,               June 2,                June 3,
                                                  2003                  2002                   2001
                                              -------------         -------------         --------------
Net sales                                     $ 290,311,000         $ 290,227,000         $  293,049,000
Cost of goods sold                              244,302,000           245,673,000            253,205,000
                                              -------------         -------------         --------------
       Gross profit                              46,009,000            44,554,000             39,844,000
Selling expenses                                 12,192,000            14,306,000             13,933,000
Administrative expenses                          15,767,000            14,624,000             13,259,000
                                              -------------         -------------         --------------
       Operating profit                          18,050,000            15,624,000             12,652,000
Interest expense                                  2,792,000             3,603,000              4,628,000
Other (income) - net                               (270,000)             (371,000)            (1,134,000)
                                              -------------         -------------         --------------
       Earnings before income taxes              15,528,000            12,392,000              9,158,000
Income taxes                                      5,654,000             5,121,000              2,497,000
                                              -------------         -------------         --------------
       Net earnings                               9,874,000             7,271,000              6,661,000
Dividends on preferred stock                         41,000                41,000                 41,000
                                              -------------         -------------         --------------
       Net earnings applicable to
       Common stock                           $   9,833,000         $   7,230,000         $    6,620,000
                                              =============         =============         ==============
Basic earnings per common share               $       13.64         $       10.10         $         9.26
                                              =============         =============         ==============
Diluted earnings per common share             $       13.46         $        9.97         $         9.15
                                              =============         =============         ==============

          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
            YEARS ENDED JUNE 1, 2003, JUNE 2, 2002, AND JUNE 3, 2001

                                                                        Year               Year              Year
                                                                       Ended               Ended             Ended
                                                                      June 1,             June 2,           June 3,
                                                                        2003               2002              2001
                                                                    ------------       ------------      ------------
Net earnings                                                        $  9,874,000       $  7,271,000      $  6,661,000
                                                                    ------------       ------------      ------------
Other comprehensive income
     Unrealized loss on securities, net of
           reclassification adjustments (net of taxes
           of $29,000 in 2003, $44,000 in 2002 and
           $88,000 in 2001)                                              (22,000)          (238,000)         (577,000)
     Minimum pension liability adjustment (net of
           taxes of $328,000 in 2003, $1,000 in 2002
           and $35,000 in 2001)                                         (458,000)            (3,000)          (51,000)
                                                                    ------------       ------------      ------------

Other comprehensive loss                                                (480,000)          (241,000)         (628,000)
                                                                    ------------       ------------      ------------

Comprehensive income                                                $  9,394,000       $  7,030,000      $  6,033,000
                                                                    ============       ============      ============

          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            YEARS ENDED JUNE 1, 2003, JUNE 2, 2002, AND JUNE 3, 2001

                                                               Year                  Year                  Year
                                                               ended                 ended                 ended
                                                               June 1,               June 2,               June 3,
                                                                2003                  2002                  2001
                                                            --------------       ---------------       ---------------
Cash flows from operating activities:
    Net earnings                                            $    9,874,000       $     7,271,000       $     6,661,000
    Adjustments to reconcile net earnings to net
      cash provided by operating activities:
          Depreciation and amortization                          9,604,000             9,375,000             8,552,000
          Gain on sale of property, plant, and
          equipment                                               (126,000)             (120,000)              (12,000)
          Gain on sale of investments                              (18,000)             (105,000)             (616,000)
          Deferred income taxes                                 (1,279,000)              396,000              (253,000)
          Non cash charge for ESOP contribution                    544,000               480,000                     0
          Change in assets and liabilities:
            Accounts and notes receivable                        1,822,000               442,000               985,000
            Inventories                                          3,247,000              (261,000)           (2,102,000)
            Prepaid expenses and other assets                       12,000              (649,000)             (520,000)
            Accounts payable and accrued expenses               (2,406,000)            1,182,000            (2,332,000)
            Income taxes payable                                    29,000               543,000              (421,000)
            Other liabilities                                    1,417,000               424,000               837,000
                                                            --------------       ---------------       ---------------
Net cash provided by operating activities                       22,720,000            18,978,000            10,779,000
                                                            --------------       ---------------       ---------------
Cash flows from investing activities:
       Purchase of investments                                    (484,000)             (580,000)           (1,553,000)
       Sale of investments                                         901,000               499,000             1,988,000
       Acquisitions of property, plant, and
         equipment                                              (5,614,000)           (6,779,000)          (13,645,000)
       Proceeds from dispositions of property,
         plant,  and equipment                                     151,000                     0                30,000
                                                            --------------       ---------------       ---------------
Net cash used in investing activities                           (5,046,000)           (6,860,000)          (13,180,000)
                                                            --------------       ---------------       ---------------
Cash flows from financing activities:
        Proceeds from notes payable                            145,250,000           212,419,000           357,545,000
        Payment on notes payable                              (156,603,000)         (245,760,000)         (357,597,000)
        Proceeds from issuance of long-term debt                         0            25,000,000                     0
        Payment on long-term debt                               (4,297,000)           (1,801,000)           (1,821,000)
        Payment of dividends                                      (688,000)             (984,000)             (866,000)
        Common stock redemptions                                   (24,000)                    0               (14,000)
                                                            --------------       ---------------       ---------------
Net cash provided by (used in) financing activities            (16,362,000)          (11,126,000)           (2,753,000)
                                                            --------------       ---------------       ---------------
Net increase (decrease) in cash and cash equivalents             1,312,000               992,000            (5,154,000)
Cash and cash equivalents, beginning of year                     2,816,000             1,824,000             6,978,000
                                                            --------------       ---------------       ---------------
Cash and cash equivalents, end of period                    $    4,128,000       $     2,816,000       $     1,824,000
                                                            ==============       ===============       ===============

          See accompanying notes to consolidated financial statements.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
            Years ended June 1, 2003, June 2, 2002, and June 3, 2001

---------------------------------------------------------------------------------------------------------------------------------
                                              Cumulative
                                              convertible                 Cumulative
                                              preferred                   convertible
                                Total        stock Series                  preferred                     Common
                             Stockholders'      A and B                   stock Series               stock Series A
                                equity          Shares         Amount       C Shares        Amount       Shares          Amount
                             -------------   ------------      ------     ------------      ------   --------------      ------
Balance, May 28, 2000........$72,312,000        31,256        $781,000       10,000        $250,000      349,306       $8,731,000
Net earnings  ...............  6,661,000            --              --           --              --           --               --
Cash dividends per share:
   Preferred - $2.0625           (41,000)           --              --           --              --           --               --
     annually................
   Common - $1.10 annually...   (825,000)           --              --           --              --           --               --
Issuance of common stock to
   Employee Stock Trust......
   Class B 142,449 shares....         --            --              --           --              --           --               --
Redemption of common stock
   Class A 183 shares........
   Class B 1 share...........    (14,000)           --              --           --              --           --               --
Stock Conversion.............         --           (40)         (1,000)          --              --           10            1,000
Other comprehensive loss.....   (628,000)           --              --           --              --           --               --
                             -----------        ------        --------       ------        --------      -------       ----------
Balance, June 3, 2001........$77,465,000        31,216        $780,000       10,000        $250,000      349,316       $8,732,000
                             -----------        ------        --------       ------        --------      -------       ----------

Net earnings.................  7,271,000
Cash dividends per share:
   Preferred - $2.0625
     annually................    (41,000)           --              --           --              --           --               --
   Common - $1.10 annually...   (943,000)           --              --           --              --           --               --
Issuance of common stock to
   Employee Stock Ownership
     Plan ...................
   Class B 4,258 shares......    480,000            --              --           --              --           --               --
Stock Conversion.............         --          (160)         (4,000)          --              --           37            1,000
Other comprehensive loss.....   (241,000)           --              --           --              --           --               --
                             -----------        ------        --------       ------        --------      -------       ----------
Balance, June 2, 2002........$83,991,000        31,056        $776,000       10,000        $250,000      349,353       $8,733,000
                             ===========        ======        ========       ======        ========      =======       ==========

Net earnings.................  9,874,000            --              --           --              --           --               --
Cash dividends per share:
   Preferred - $2.0625
     annually................    (41,000)           --              --           --              --           --               --
   Common - $1.10 annually...   (647,000)           --              --           --              --           --               --
Issuance of common stock to
   Employee Stock Ownership
     Plan....................
   Class B 138,191 shares....    544,000            --              --           --              --           --               --
   Employee Stock Trust......                       --              --           --              --           --               --
Redemption of Common Stock...
      Class B................    (24,000)           --              --           --              --           --               --
Other comprehensive loss.....   (480,000)           --              --           --              --           --               --
                             -----------        ------        --------       ------        --------      -------       ----------
Balance, June 3,2003......... 93,217,000        31,056        $776,000       10,000        $250,000      349,353       $8,733,000
                             ===========        ======        ========       ======        ========      =======       ==========


                                Common                        Capital paid
                             Stock Class B                    in excess of        Retained          Treasury
                                Shares          Amount          par value         earnings        stock Shares        Amount
                             -------------      ------        ------------        --------        ------------        ------
Balance, May 28, 2000........   493,123       $12,328,000       $2,148,000       $55,478,000         144,251       $(8,134,000)
Net earnings  ...............        --                --               --         6,661,000              --                --
Cash dividends per share:
   Preferred - $2.0625               --                --               --           (41,000)             --                --
     annually................
   Common - $1.10 annually...        --                --               --          (825,000)             --                --
Issuance of common stock to
   Employee Stock Trust......
   Class B 142,449 shares....   142,449         3,561,000       13,106,000                --              --                --
Redemption of common stock
   Class A 183 shares........
   Class B 1 share...........        --                --               --                --             184           (14,000)
Stock Conversion.............        --                --               --                --              --                --
Other comprehensive loss.....        --                --               --                --              --                --
                               --------       -----------      -----------       -----------        --------       -----------
Balance, June 3, 2001........   635,572       $15,889,000      $15,254,000       $61,273,000         144,435       $(8,148,000)
                               --------       -----------      -----------       -----------        --------       -----------

Net earnings.................                                                      7,271,000
Cash dividends per share:
   Preferred - $2.0625
     annually................        --                --               --           (41,000)             --                --
   Common - $1.10 annually...        --                --               --          (943,000)             --                --
Issuance of common stock to
   Employee Stock Ownership
     Plan ...................
   Class B 4,258 shares......        --                --          (19,000)               --              --                --
Stock Conversion.............        --                --            3,000                --              --                --
Other comprehensive loss.....        --                --               --                --              --                --
                               --------       -----------      -----------       -----------        --------       -----------
Balance, June 2, 2002........   635,572       $15,889,000      $15,238,000       $67,560,000         144,435       $(8,148,000)
                               ========       ===========      ===========       ===========        ========       ===========

Net earnings.................        --                --               --         9,874,000              --                --
Cash dividends per share:
   Preferred - $2.0625
     annually................        --                --               --           (41,000)             --                --
   Common - $1.10 annually...        --                --               --          (647,000)             --                --
Issuance of common stock to
   Employee Stock Ownership
     Plan....................
   Class B 138,191 shares....        --                --               --                --              --                --
   Employee Stock Trust......    13,500           338,000        1,134,000                --              --                --
Redemption of Common Stock...
      Class B................        --                --               --                --             222           (24,000)
Other comprehensive loss.....        --                --               --                --              --                --
                               --------       -----------      -----------       -----------        --------       -----------
Balance, June 3,2003.........   649,072       $16,227,000      $16,372,000       $76,746,000         144,657        (8,172,000)
                               ========       ===========      ===========       ===========        ========       ===========


                                    Employee Stock Trust
                                ---------------------------     Accumulated
                                                                   Other
                                                               Comprehensive
                                   Shares         Amount        Incme (Loss)
                                  --------       --------      -------------
Balance, May 28, 2000........          -0-             -0-         $730,000
Net earnings  ...............           --              --               --
Cash dividends per share:
   Preferred - $2.0625                  --              --               --
     annually................
   Common - $1.10 annually...           --              --               --
Issuance of common stock to
   Employee Stock Trust......
   Class B 142,449 shares....      142,449     (16,667,000)              --
Redemption of common stock
   Class A 183 shares........
   Class B 1 share...........           --              --               --
Stock Conversion.............           --              --               --
Other comprehensive loss.....           --              --         (628,000)
                                  --------    ------------        ---------
Balance, June 3, 2001........      142,449    $(16,667,000)        $102,000
                                  --------    ------------        ---------

Net earnings.................
Cash dividends per share:
   Preferred - $2.0625
     annually................           --              --               --
   Common - $1.10 annually...           --              --               --
Issuance of common stock to
   Employee Stock Ownership
     Plan ...................
   Class B 4,258 shares......       (4,258)        499,000               --
Stock Conversion.............           --              --               --
Other comprehensive loss.....           --              --         (241,000)
                                  --------    ------------        ---------
Balance, June 2, 2002........      138,191    $(16,168,000)        (139,000)
                                  ========    ============        =========

Net earnings.................           --              --               --
Cash dividends per share:
   Preferred - $2.0625
     annually................           --              --               --
   Common - $1.10 annually...           --              --               --
Issuance of common stock to
   Employee Stock Ownership
     Plan....................
   Class B 138,191 shares....       (4,761)        544,000               --
   Employee Stock Trust......       13,500      (1,472,000)              --
Redemption of Common Stock...
      Class B................           --              --               --
Other comprehensive loss.....           --              --         (480,000)
                                  --------    ------------        ---------
Balance, June 3,2003.........      146,930    ($17,096,000)       ($619,000)
                                  ========    ============        =========

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

        (c)   Concentration of Credit Risk

              Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is generally limited due to the large number of wholesalers and retailers and their geographic dispersion, however, the Company's ten largest customers accounted for approximately 38%, 36%, and 33%, of the Company's net sales for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, respectively. The Company's ten largest customers account for approximately 30% and 32% of the Company's accounts receivable as of June 1, 2003 and June 2, 2002, respectively. No single customer accounted for more than 10% of net sales for the years ended June 1, 2003, June 2, 2002, and June 3, 2001.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont'd)

       (d)    Cash and Cash Equivalents

              Cash equivalents of $1,219,000 and $618,000 at June 1, 2003 and June 2, 2002, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

       (e)    Trade Accounts Receivable

              Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The company determines the allowance based on historical write-off experience.


       (f)    Investments

              Investments of $2,243,000 and $3,681,000 at June 1, 2003 and June 2, 2002, respectively, classified as available-for-sale securities, are included in other noncurrent assets and measured at fair value. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income
              (loss) until realized. Net unrealized losses were $106,000 at June 1, 2003 and $85,000 at June 2, 2002 and net unrealized gain was $153,000 at June 3, 2001.

              The reconciliation of the reclassification adjustments related to unrealized gains and losses on securities included in comprehensive income for the respective fiscal year are as follows:

                                                          2003       2002       2001
                                                         ------     ------     ------
             Unrealized holding gains (losses)
                 arising during period.............    $ (4,000)   (133,000)   (36,000)
             Reclassification adjustments for gains
                 included in net income............     (18,000)   (105,000)  (541,000)
                                                       --------    --------   --------
             Net unrealized gain (loss) on
                 securities........................    $(22,000)   (238,000)  (577,000)
                                                       ========    ========   ========

       (g)    Fair Value of Financial Instruments

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

       (h)    Inventories

              Inventories are stated at the lower of cost (determined by average cost which approximates the first-in, first-out method) or market.

       (i)    Property, Plant, and Equipment

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

       (j)    Goodwill and Intangible Assets

              On June 3, 2002, the Company adopted the provisions of SFAS 142 "Goodwill and Other Intangible Assets". In connection with this adoption, the Company performed an initial impairment test of the goodwill and discontinued amortization of goodwill. The initial valuation did not indicate any impairment of the goodwill. Additionally, the SFAS requires the Company to perform an annual impairment test of the goodwill. The Company has chosen March 1 as the date to perform the annual impairment test of goodwill. The March 1 impairment test did not indicate any impairment.

              Intangible assets consist of the Company's trademarks. The trademarks were determined to have an indefinite life and are not amortized. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Company will perform an annual review of its trademarks to determine whether impairments exists. As of June 1, 2003, the Company did not recognize any impairment charges related to these trademarks.

       (k)    Impairment of Long-Lived Assets

              Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, the depreciation ceases.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont'd)

              Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

       (l)    Insurance

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

       (m)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Earnings of foreign operations are reinvested in the business and no provision for domestic income tax or foreign withholding tax is made on such earnings until distributed.

       (n)    Research and Development

              Research and development costs are expensed as incurred. Research and development costs amounted to $608,000, $600,000, and $633,000, for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, respectively.

       (o)    Promotional Costs

              Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

       (p)    Advertising Costs

              Advertising costs are expensed as incurred. Advertising expenses amounted to $730,000, $724,000, and $783,000, for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, respectively.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont'd)

       (q)    Earnings per Share

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

       (r)    Fiscal Year End

              The Company's fiscal year ends at the close of operations on the Sunday nearest to May 31. The fiscal years ended June 1, 2003 and June 2, 2002, were comprised of 52 weeks. The fiscal year ended June 3, 2001 was comprised of 53 weeks.

       (s)    Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (t)    Accounting for Stock-Based Compensation

              The Company applies the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpreciations in accounting for a stock-based compensation plan. Accordingly, no compensation expense has been recognized for the stock-based compensation plan.

       (u)    Reclassifications

              Certain amounts in prior periods have been reclassified to conform to classification made in the current year.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 Goodwill and Other Intangible Assets

              Amortization expense related to goodwill and other intangible assets was $115,000 and $115,000 for the years June 2, 2002 and June 3, 2001, respectively. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in fiscal years ending June 2, 2002 and June 3, 2001.

                                                                 2002            2001
                                                                ------          ------
               Reported net income                            $ 7,271,000   $  6,661,000
                  Add back:  Goodwill Amortization                 75,000         75,000
                  Add back: Trademark Amortization                 40,000         40,000
                                                              -----------   ------------
                  Adjusted net income                           7,386,000      6,776,000
                                                              ===========   ============
               Basic Earnings per share:
               Reported net income                            $     10.10   $       9.26
                  Add back:  Goodwill Amortization                    .10            .10
                  Add back:  Trademark Amortization                   .06            .06
                                                              -----------   ------------
               Adjusted net income                                  10.26           9.42
                                                              ===========   ============

               Diluted earnings per share:
               Reported net income                            $      9.97   $       9.15
                  Add back:  Goodwill Amortization                    .10            .10
                  Add back:  Trademark Amortization                   .05            .05
                                                              -----------   ------------
               Adjusted net income                                  10.12           9.30
                                                              ===========   ============

Note 3 Notes Payable - Banks

       The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $50,000,000, of which $7,634,000 was borrowed (including an overdraft of $892,000) at June 1, 2003 and $18,987,000 was borrowed (including an overdraft of $1,054,000) at June 2, 2002. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus thirty-five to one hundred twenty-five basis points. The second method is based upon the financial institution's "calculated cost of funds" plus an earnings modification. The weighted-average interest rate on short-term borrowings at June 1, 2003 and June 2, 2002, was 2.29% and 4.02%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended June 1, 2003, June 2, 2002, and June 3, 2001, was approximately $26,848,000, $55,513,000, and
       $53,393,000.

       The Corporation's sources of liquidity are primarily funds from operation and available amounts under seasonal lines of credit expiring (two on October 31, 2004 and one on January 28, 2004), which are expected to be renewed in the ordinary course of business.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 4 Long-term Debt

       The long-term debt of the Company and its subsidiaries consists of:

                                                        June 1, 2003       June 2, 2002
                                                       --------------     --------------
        8.74% unsecured senior notes payable to
          an insurance company, due through 2007        $   7,143,000      $   8,929,000

        7.01% unsecured senior notes payable to
            an insurance company, due through 2011         22,500,000         25,000,000

        Other                                                       -             11,000
                                                        -------------      -------------

        Total long-term debt                               29,643,000         33,940,000
        Less current maturities                             4,286,000          4,297,000
                                                        -------------      -------------

        Long-term debt, excluding current maturities    $  25,357,000      $  29,643,000
                                                        =============      =============

The term loan agreements with the insurance company and seasonal borrowing with financial institutions (note 2), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios. Based on the requirements of the agreements at June 1, 2003, $38,576,000 of retained earnings are restricted from distribution. The Company is in compliance with the restrictive provisions in the agreements as of June 1, 2003.

       The aggregate long-term debt maturities follow:

              For the fiscal year ending:

                    2004                            $ 4,286,000
                    2005                              4,286,000
                    2006                              4,286,000
                    2007                              4,285,000
                    2008                              2,500,000
                    Thereafter                       10,000,000
                                                    -----------

                    Total                           $29,643,000
                                                    ===========
Note 5 Leases

       The Company has several noncancelable operating leases, primarily for equipment, that expire over the next five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended June 1, 2003, June 2, 2002, and June 3, 2001, amounted to $1,918,000,
       $3,042,000, and $3,303,000 respectively.

       Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 1, 2003 are:

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


Note 5 Leases (Cont'd)

                                                    Operating
             For the fiscal year ending:              leases
                                                    -----------

               2004                                 $   433,000
               2005                                     270,000
               2006                                     200,000
               2007                                     135,000
               2008                                      83,000
                                                     ----------

             Total minimum lease payments           $ 1,121,000
                                                     ==========

Note 6 Capital Stock

       The Company's capital stock consists of Class A Nonvoting Common Stock, Class B Voting Common Stock, 8 1/4% Series A and B Cumulative Convertible Preferred Stock, and Series C Cumulative Convertible Preferred Stock. Holders of Class B Common Stock have one vote per share. No other classes of stock have voting rights except as discussed below.

       The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 10,000 shares of Series C Convertible Preferred Stock to the trustees of the Company's 401(k) Savings Plan (or a similar employee benefit plan). At least a majority of the trustees of the Company's 401(k) Savings Plan (or similar employee benefit plan), who are appointed by the Board of Directors, must be "disinterested directors" of the Company. If certain Warehime family Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified below, the Amended and Restated Articles permit each of the 10,000 shares of Series C Convertible Preferred Stock the right to cast 35 votes in the election of directors, and each share of Class A Common Stock would have one-tenth (1/10) of a vote per share, thereby enabling them to influence the ultimate result of the election by the Class B shareholders. The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal (not previously approved by the Board of Directors) to further amend the Articles of Incorporation or Bylaws or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C Convertible Preferred Stock ceased in January 2003. Under the Amended and Restated Articles, each of the shares of Series C Convertible Preferred Stock is convertible into one share of Class A Common Stock and is not entitled to vote except in the event that certain Warehime family Class B shareholders cannot agree in writing on the composition of the Board of Directors or on other important matters specified above.

       During fiscal year 2001, the Corporation established an Employee Stock Trust (the "Trust") to fund future stock related and other obligations of the Corporation's compensation and benefit plans, including a concurrently established Employee Stock Ownership Plan ("ESOP"). For financial reporting purposes, the Trust is consolidated with the Corporation. On March 1, 2001, the Corporation contributed 142,449 shares of Class B Common Stock to the Trust. Upon contribution, these shares were recorded at a fair value of $117/per share based upon the most recent appraised value of Class B Common Stock as determined by an independent valuation. No shares were transferred from the Trust to the ESOP during the fiscal year ended June 3, 2001. During the year ended June 1, 2003 and June 2, 2002, the Company transferred 4,761 and 4,258 shares of Class B

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 6 Capital Stock (Cont'd)

       Common Stock to the ESOP. The shares had a fair market value of approximately $114 and $112 on the respective transfer dates and accordingly, the Company recorded a charge to earnings of approximately $544,000.

       The following summarizes the Company's capital stock at June 1, 2003 and June 2, 2002:

                                                            June 1, 2003                  June 2, 2002
                                                    ----------------------------- -----------------------------
                                                      Issued      Outstanding        Issued      Outstanding
                                                    ----------------------------- -----------------------------
    Series A  8 1/4% cumulative
       convertible preferred stock - $25
       Par value, 60,000 shares authorized              14,948       6,228           14,948           6,228
    Series B  8 1/4% cumulative
       convertible preferred stock - $25
       Par value, 60,000 shares authorized              16,108       8,336           16,108           8,336
    Series C 4.4% cumulative convertible
       preferred stock - $25 par value,
       10,000 shares authorized                         10,000      10,000           10,000          10,000

    Class A nonvoting common stock -
       $25 par value, 800,000 shares
       authorized                                      349,353     288,062          349,353         288,284

    Class B voting common stock -
       $25 par value, 880,000 shares
       authorized                                      649,072     435,268          635,572         430,507

       At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At June 1, 2003, the outstanding Series A and B Preferred Stock could be converted into 2,844 shares of Class A Common Stock.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 7 Related Party Transactions

       The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. Transactions with related parties are summarized below:

                                          Year ended    Year ended    Year ended
                                            June 1,       June 2,      June 3,
                                             2003          2002          2001
                                          -----------   -----------  -----------
        Revenues:
          Park 100 Foods, Inc.            $ 1,877,000   $ 1,555,000  $ 1,800,000
        Expenditures:
          Lippy Brothers, Inc.              1,146,000     1,158,000    1,284,000
          James G. Sturgill                         0             0       20,000
          ARWCO Corporation                         0             0       73,000
          Warehime Enterprises, Inc.            4,000        81,000        4,000
          John A. and Patricia M. Warehime     58,000        49,000       67,000
          Park 100 Foods, Inc.                 12,000        25,000        9,000
          Schaier Travel                        3,000        10,000        8,000
        Accounts receivable:
          Park 100 Foods, Inc.                163,000       164,000      121,000
          Lippy Brothers, Inc.                      0         3,000          0
        Accounts payable:
          Patricia M. Warehime                      0             0        5,000
          Schaier Travel                            0             0        1,000
          Park 100 Foods                        7,000             0            0


       Included in other assets is a related party receivable of $1,030,000 in 2003 and $877,000 in 2002 related to two split interest life insurance contracts on the life of Patricia M. Warehime.

       During fiscal 2003, the Corporation, via its subsidiary, Alimentos Congelados Monte Bello S.A., sold its condominium real estate, located in Naples, Florida to John A. & Patricia M. Warehime for $127,500, which approximates fair value.

       In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 9), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney's fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended June 1, 2003, June 2, 2002, and June 3, 2001 was approximately $365, $65,000, and $6,000, respectively.

       A portion of rental expense included in note 4 was paid to ARWCO Corporation; Park 100 Foods, Inc. and Warehime Enterprises, Inc. all of which are related companies through common control. The amounts were $14,000, $15,000, and $100,000, for the years ended June 1, 2003, June 2,
       2002, and June 3, 2001, respectively.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefit Plans

       (a)    Defined Contribution Plan

              The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee's deferral up to 5%. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 5). The Company's contribution to the 401(k) plan for the years ended June 1, 2003, June 2, 2002, and June 3, 2001 was $694,000, $759,000, and
              $538,000, respectively.

       (b)    Postretirement Benefits other than Pensions

              Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

                                                                                       June 1,            June 2,
                                                                                        2003               2002
                                                                                     ------------       ------------
               Change in benefit obligation:
                 Benefit obligation at beginning of year                             $ (4,599,000)      $ (3,759,000)
                 Service cost                                                            (126,000)          (115,000)
                 Interest cost                                                           (405,000)          (347,000)
                 Amortization of transition obligation                                    (73,000)           (73,000)
                 Plan assumptions                                                      (1,790,000)        (1,078,000)
                 Change in plan                                                        (1,062,000)           546,000
                 Benefits paid                                                            238,000            227,000
                 Other                                                                          0                  0
                                                                                     ------------       ------------
                         Benefit obligation at end of year                             (7,817,000)        (4,599,000)
                                                                                     ------------       ------------
               Change in plan assets
                 Fair value of plan assets at beginning of year                                --                 --
                 Contributions                                                            238,000            227,000
                 Benefits paid                                                           (238,000)          (227,000)
                                                                                     ------------       ------------
                         Fair value of plan assets at end of year                              --                 --
                                                                                     ------------       ------------
               Funded status:
                 Unrecognized net loss                                                  4,333,000          1,541,000
                 Unrecognized prior service cost                                          173,000            187,000
                 Unrecognized transition liability, amortized over 20 years               789,000            861,000
                                                                                     ------------       ------------
                 Accrued postretirement benefit cost                                 $ (2,522,000)      $ (2,010,000)
                                                                                     ============       ============


              A discount rate of 6.25% for June 1, 2003 and 7.25% for June 2, 2002, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont'd)

              The cost of postretirement benefits other than pensions consisted of the following components:

                                                       Year ended    Year ended    Year ended
                                                         June 1,      June 2,        June 3,
                                                          2003         2002           2001
                                                       ----------    ---------     ----------
              Service cost                             $  126,000    $ 115,000     $   87,000
              Interest cost                               405,000      347,000        253,000
              Amortization of transition obligation        73,000       73,000         73,000
              Other amortization and deferral             147,000      131,000         61,000
                                                       ----------    ---------     ----------
                                                       $  751,000    $ 666,000     $  474,000
                                                       ==========    =========     ==========

              The assumed postretirement health care cost trend rates in measuring the accumulated post retirement obligation was as follows:

                  o Medical: 10.0% in 2002, decreasing by 1% per year to an ultimate rate of 5.0% in 2007 and later
                  o Prescription Drugs: 12.0% in 2002, decreasing by 1% per year to an ultimate rate of 5.0% in 2009 and later
                  o   Dental: 4.0% in 2002 and later

              The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of February 28, 2003 by $1,243,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 28, 2003 by $85,000.

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

              The Amended Employment Agreement provides for annual increases (but not decreases) in the employee's annual salary equal to the greater of 5% of the prior year's salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime's annual base salary for fiscal 2003, 2002 and 2001 was $737,000, $702,000, and $669,000 respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont'd)

              provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee's legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

              The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company's pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (non-voting) Stock at the option of the employee. For the years ended June 1, 2003, June 2, 2002, and June 3, 2001, the bonus accrued under this agreement was $263,000, $298,000, and $331,000, respectively.

              The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company's performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended June 1, 2003, June 2, 2002, and June 3, 2001, the long-term performance bonus accrued under this agreement was $169,000, $157,000, and $144,000, respectively.

              The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age 65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $863,000, $773,000, and $628,000, for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, respectively. The projected benefit obligation was approximately $4,447,000 and $3,584,000, June 1, 2003 and June 2, 2002, respectively.

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

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont'd)

              On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the "Knisely Agreement"). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year's salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of June 2, 2002, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,410,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee's death) for the later of one year from the date of such termination or the death of the employee.

              The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee's average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee's termination if the employee is no longer employed by the Company and the employee has attained the age of 55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely's expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $171,000, $81,000, and $108,000, for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, respectively. The pension liability was approximately $593,000 and $422,000 at June 1, 2003 and June 2, 2002, respectively.

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

              All payments made pursuant to this agreement are subject to the further conditions that: (i) the individual maintain the confidentiality of the Company's trade secrets, customer lists, and other proprietary information of the Company; (ii) for a period of two years following the termination of the officer, neither the individual or his employer or business associate shall

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont'd)

              enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer's termination; and (iii) for a period of two years following the termination, the individual shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If all officers and executives subject to agreements were terminated on June 1, 2003 under circumstances entitling them to severance payments pursuant to the agreements, the aggregate amount due to them under these agreements would be approximately $1,932,000.

              The Company is also committed to another employee, Patricia H. Townsend, under a previous employment contract, which provides for minimum salary levels, annual adjustments, as well as incentive bonuses and for a term, which ends in March 2004.

              Provisions contained in the agreement provide for continuation of the remuneration for the remainder of the term of the agreement in the event of termination, incapacity, death, or disability. The estimated commitment for future salaries through the duration of the agreement as of June 1, 2003 was approximately $78,000.

       (d)    Stock Option Plan

              On June 20, 2002, the Corporation's Board of Directors adopted the Stock Option Plan. 34,600 shares of the Corporation's Class B Common Stock, par value $25.00 per share, are authorized for issuance under the Stock Option Plan, and options to purchase 13,500 shares were granted during fiscal year 2003 with weighted-average exercise price of $110 per share. Options vest at the rate of 12.50% per year beginning June 20, 2004 and June 20 of each following year up to and including June 20, 2011. All officers and key employees of the Corporation and of any present or future parent or subsidiary of the Corporation are eligible to receive options under the Stock Option Plan, excluding John A. Warehime. No individual may receive options under the Stock Option Plan for more than 15% of the total number of shares of the Corporation's Class B Common Stock authorized for issuance under the Stock Option Plan.

              The Stock Option Plan will be administered by the Corporation's Board of Directors or by an option committee appointed by the Corporation's Board of Directors. The option committee will consist of a minimum of two and a maximum of five members of the Board of Directors, each of whom will be a "non-employee director" within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

              Options issued pursuant to the Stock Option plan may be either incentive stock options or non-qualified stock options. An "incentive stock option" is an option that satisfies all of the requirements of Section 422(b) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, and a "non-qualified stock option" is an option that either does not satisfy all of those requirements of the terms of the option provide that it will not be treated as an incentive stock option. The option price for options issued under the Stock Option Plan will be equal at least to the fair market value of the Corporation's Class B Common Stock on the date of the grant of the option. Options will not be granted pursuant to the Stock Option Plan until after the expiration of the ten years from June 20, 2002. The number of shares available for award under the Stock Option Plan is subject to adjustment in the event of any

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont'd)

              change in the outstanding shares of Class B Common Stock as a result of, among other circumstances, a stock dividend, stock split, recapitalization, merger, transfer of assets or reorganization.

              The Company applies the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for our stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation plans. Had compensation expense for all stock and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended, our net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

              In thousands, except (per share data)                                        2003
                                                                                        ----------
              Net Income - as reported                                                  $9,874,000

              Deduct: Total stock-based employee compensation expense
              determined under fair value based method for all awards,
              net of related tax effects                                                    81,000
                                                                                        ----------

              Pro forma net income                                                      $9,793,000

              Earnings per share:
                  Basic-as reported                                                          13.64
                  Basic - pro forma                                                          13.53

              Diluted - as reported                                                          13.46
              Diluted - pro forma                                                            13.29

Since the determination of fair value of all stock options granted includes variable factors, including volatility, and additional stock option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effect on reported net income and earnings per share for future years.

The per share weighted average fair value of stock options granted during 2003 is calculated as $26.23 on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

                                                                  2003
         Divided yield                                              1%
         Votatility                                               8.6%
         Risk-free interest rate                                  3.5%
         Expected life                                         9 years

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 Benefits Plans (Cont'd)

       (e)   Employee Stock Ownership Plan

             The Company has a noncontributory employee stock ownership plan in which substantially all non-union employees are eligible to participate. The Company makes annual contributions to the plan in an amount determined by a resolution of the Board of Directors. Compensation expense is recorded for the amount of the annual contribution to the plan as determined by resolution of the Board of Directors of the Company.

Note 9 Income Taxes

       Total income taxes for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, were attributable to the following:

                                                               June 1,          June 2,              June 3,
                                                                2003             2002                 2001
                                                             -----------      -----------          -----------
        Earnings from operations                             $ 5,654,000      $ 5,121,000          $ 2,497,000
        Stockholders' equity for unrealized losses on
        securities and minimum pension liability                (357,000)         (45,000)            (123,000)
                                                             -----------      -----------          -----------
                                                             $ 5,297,000      $ 5,076,000          $ 2,374,000
                                                             ===========      ===========          ===========

       Income tax expense (benefit) attributable to earnings from operations consists of:

                                           Current         Deferred             Total
                                         ----------        --------           ----------
      Year ended June 1, 2003
      U.S. Federal                       $5,758,000         (809,000)          4,949,000
      State                               1,049,000         (122,000)            927,000
      Foreign                              (223,000)               0            (223,000)
                                         ----------        ---------          ----------
                                         $6,584,000         (931,000)          5,654,000
                                         ==========        =========          ==========

      Year Ended June 2, 2002
      U.S. Federal                       $3,230,000          385,000           3,615,000
      State                                 342,000           20,000             362,000
      Foreign                             1,144,000                0           1,144,000
                                         ----------        ---------          ----------
                                         $4,716,000          405,000           5,121,000
                                         ==========        =========          ==========

      Year ended June 3, 2001
      U.S. Federal                       $2,468,000         (235,000)          2,233,000
      State                                 335,000          (71,000)            264,000
                                         ----------        ---------          ----------
                                         $2,803,000         (306,000)          2,497,000
                                         ==========        =========          ==========


       There is no income tax attributable to the earnings from foreign subsidiaries in 2001 since the foreign entities were generally not subject to taxes on earnings during that year. Prior to April 1, 2001, the Company's subsidiary, Alcosa received an income tax exemption on substantially all

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 9 Income Taxes (Cont'd)

       earnings. The Guatemala government has granted an income tax exemption to the Company's subsidiary Mayapac beginning January 2004 through January 2012.

       A reconciliation of the Company's effective tax rate to the amount computed by applying the federal income tax rate of 35% to earnings before taxes attributable to earnings from operations expressed in percentages, follows:

                                                                            Year         Year         Year
                                                                            Ended        Ended        Ended
                                                                            June 1,      June 2,      June 3,
                                                                             2003         2002         2001
                                                                            ------       ------       ------
        Federal income tax rate                                              35.0%        35.0%       35.0%
        Increase (decrease) in taxes:
            State taxes - net of federal tax benefit                          3.9          1.9         1.9
            Taxes related to foreign subsidiaries                            (1.5)         3.3           -
            Other items - net                                                (0.9)         1.1        (2.3)
                                                                            -----        -----       -----

        Effective income tax rate                                            36.4%        41.3%       27.3%
                                                                            =====        =====       =====

       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 1, 2003 and June 2, 2002 follow:

                                                             June 1,            June 2,
                                                              2003               2002
                                                             -------            -------
        Deferred tax assets:
           Inventory costs                                     243,000            168,000
           Accrued expenses and other liabilities            2,828,000          2,077,000
           Pension and postretirement benefits               1,014,000            825,000
           Net operating loss carryforwards                     70,000            182,000
           Minimum pension liability                           364,000             36,000
           Other                                               546,000            355,000
                                                          ------------        -----------
                   Total gross deferred tax assets           5,065,000          3,643,000
                                                          ------------        -----------


        Deferred tax liabilities:
          Property, plant and equipment                   $ (6,534,000)        (6,058,000)
          Net unrealized gain on marketable securities         (59,000)           (45,000)
          Other                                               (694,000)        (1,041,000)
                                                          ------------        -----------
                  Total gross deferred tax liabilities      (7,287,000)        (7,144,000)
                                                          ------------        -----------

        Net deferred tax liabilities                      $ (2,222,000)        (3,501,000)
                                                          ============        ===========

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 9 Income Taxes (Cont'd)

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

       The Company has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $8,602,000 at June 1, 2003.

       At June 1, 2003, the Company has net operating loss carryforwards for state income tax purposes of approximately $949,000, which are available to offset future state taxable income, if any, through 2018.

Note 10 Commitments and Contingencies

       (a)    Letter of Credit

              As of June 1, 2003, the Company's wholly-owned reinsurance company had outstanding four letters of credit in the amount of $1,580,000, $131,000, $476,000 and $624,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

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

              On January 29, 2003, Albert Blakey, Esquire, counsel for certain derivative plaintiffs filed a Motion for Reconsideration of the Court's December 31, 2002 denial of the Petition for Fees. A Response in Opposition to the Motion for Reconsideration of Plantiff's Petition for Fees was filed with the Court on February 12, 2003.

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

              The Amended and Restated Articles created a Series C Convertible Preferred Stock , which, in case of a dispute among the above mentioned members of the Warehime family on Board of Directors composition or other important matters, would be entitled to 35 votes per shares (a total of 350,000 votes based on 10, 000 shares of Series C Convertible Preferred Stock issued to and held by the trustees of the Corporation's 401(k) Savings Plan); if Series C Convertible Preferred Stock were entitled to vote because of such dispute, each share of Class A Common Stock would be entitled to 1/10th of a vote per share.

              The Amended and Restated Articles also classified the terms of the Board of Directors commencing with the election at the 1997 annual shareholders' meeting and permitted directors to be elected for four-year term as permitted by Pennsylvania law. Pursuant to the Corporation's Bylaws, as then in effect, nominations for directors must be submitted to the Corporation in the manner prescribed by the Bylaws no later than June 1 of the year in which the meeting is to occur.

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

              Michael A. Warehime filed an appeal from the denial of his motion to enjoin the previously described Amendment to the Company's Amended and Restated Articles. On December 2, 1998, a majority panel of the Superior Court of Pennsylvania issued a decision holding that although John A. Warehime had acted in good faith in voting for the Amendment to the Amended and Restated Articles as trustee of the Warehime voting trust, he had breached his fiduciary duty to the beneficiaries of the Warehime voting trust in voting for the Amendment. On November 29, 1999, the Supreme Court of Pennsylvania granted a petition for allowance of appeal, filed by John A. Warehime, and granted a cross-petition for appeal filed by Michael A. Warehime.

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

              On September 12, 2000, the Superior Court of Pennsylvania stated, in a Memorandum decision, that the June 25, 1997 shareholder vote, which adopted the Amended and Restated Articles of Incorporation of the Corporation should be set aside, and remanded the case to the Court of Common Pleas of York County to determine what further relief would be appropriate. On remand, the Court of Common Pleas of York County entered an Order on October 10, 2000 declaring that the Amended and Restated Articles of Incorporation were set aside and that an election should be held without the Amended or Restated Articles of Incorporation. On October 11, 2000, the Supreme Court of Pennsylvania entered an Order staying the Order of the Court of Common Pleas of York County. On November 27, 2000, the Supreme Court of Pennsylvania reversed and remanded the Order of the Superior Court issued on December 2, 1998 and, in effect, the Order of the Superior Court issued September 12, 2000. In reversing the Superior Court's Order, the Supreme Court of Pennsylvania held that John A. Warehime, the trustee of the voting trust, did not breach his fiduciary duties in voting the trust shares in favor of the Amended and Restated Articles of Incorporation. The Supreme Court remanded the case to the Superior Court of Pennsylvania to consider other issues raised by Michael
              A. Warehime. On May 4, 2001, the Superior Court of Pennsylvania, on remand from the Supreme Court of Pennsylvania to decide several remaining issues, held that the 1997 amendments to the Corporation's Amended and Restated Articles of Incorporation "violated principles of corporate democracy" and should be invalidated even though the Superior Court found the directors acted in good faith and their actions in approving the amendments did not result in a breach of their fiduciary duties. A petition for allocatur was filed with the Supreme Court of Pennsylvania requesting that the Supreme Court of Pennsylvania review the Superior Court's May 4, 2001 ruling. On September 17, 2002, the Supreme Court of Pennsylvania granted the petition for allocutur and oral argument was heard in the matter on May 13, 2003.

              On December 12, 2002, Michael Warehime filed a Motion for Relief under the Warehime v. Schaier caption in the York County Court of Common Pleas. Michael Warehime's motion requested, inter alia, that Hanover Foods Corporation's December 23, 2002 election be conducted according to the Articles of Incorporation as they existed prior to June 25, 1997. Following a hearing on December 20, 2002, the York County Court of Common Pleas denied Michael Warehime's Motion for Relief. On January 17, 2003 Michael Warehime appealed the Court's denial of his Motion for Relief to the Superior Court of Pennsylvania.

              On December 12, 2002, Michael Warehime filed an Emergency Application for Expedited Relief with the Pennsylvania Supreme Court in the Warehime v. Warehime appeal concerning the election of director noticed for December 23, 2002. The Pennsylvania Supreme Court denied Michael Warehime's emergency application on December 20, 2002.

              In addition, the Corporation is involved in various other claims and legal actions arising in the ordinary course of business.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 10 Commitments and Contingencies (Cont'd)

              In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations or liquidity.

       (c)    Stock Repurchase Plan

              The Company has agreed to purchase the Company's Class A Common Stock purchased or owned by employees prior to April 20, 1988 at appraised value. This guarantee of repurchase by the Company is for an indefinite period of time. No shares were repurchased under this plan for the years ended June 1, 2003, June 2, 2002 and June 3, 2001. As of June 1, 2003, there are 9,049 shares outstanding that would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $995,000 based on the most recent appraised value per share as of March 31, 2003.

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

Note 11 Foreign Operations

       The Company's foreign subsidiary, Alimentos Congelados Monte Bello, S.A. (ALCOSA) produces food products in Guatemala, which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

                                 June 1,           June 2,          June 3,
                                  2003              2002             2001
                              ------------      -------------    ------------
       Revenues               $ 19,072,000      $  18,699,000    $ 13,152,000
       Cost of goods sold       16,911,000         15,075,000      12,294,000
       Assets                    9,964,000          9,092,000       7,907,000

       ALCOSA maintains its accounting records in quetzals. For financial reporting purposes the U.S. dollar is considered the functional currency. The financial statements of ALCOSA have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other income - net, and amount to a loss of $15,000, $178,000, and $60,000, for the years ended June 1, 2003, June 2, 2002, and June 3, 2001, respectively. At June 2, 2002, the prevailing exchange rate was Q 8.0 to U.S. $1.00.

                   HANOVER FOODS CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 12 Reconciliation of Numerator and Denominator for Basic and Diluted Earnings per Share

                                                   Year              Year             Year
                                                   Ended             ended            ended
                                                   June 1,           June 2,          June 3,
                                                    2003              2002             2001
                                                -----------        ----------       ----------
Numerator for basic earnings per share:
   Net earnings applicable to
    Common stock                                $ 9,833,000         7,230,000        6,200,000
Effect of dilutive securities:
 8 1/4% cumulative convertible
    Preferred stock                                  30,000            30,000           30,000
 4.40% cumulative convertible
    Preferred stock                                  11,000            11,000           11,000
                                                -----------        ----------       ----------

Net earnings assuming dilution                  $ 9,874,000         7,271,000        6,661,000
                                                ===========        ==========       ==========

Denominator:
 Basic weighted-average shares                      720,684           716,191          714,565
 Effect of dilutive securities:
 8 1/4% cumulative convertible
    Preferred stock                                   3,066             3,386            3,670
 4.40% cumulative convertible
    Preferred stock                                  10,000            10,000           10,000
                                                -----------        ----------       ----------

Diluted weighted-average shares                     733,750           729,577          728,235
                                                ===========        ==========       ==========

Basic earnings per share                        $     13.64             10.10             9.26
Diluted earnings per share                            13.46              9.97             9.15
                                                ===========        ==========       ==========

Stock options of 13,500 shares in 2002 are not included in the earnings per share computation as their effect would have been anti-dilutive.


Note 13  Statement of Cash Flow Information

                                                   Year              Year             Year
                                                   Ended             ended            ended
                                                   June 1,           June 2,          June 3,
                                                    2003              2002             2001
                                                -----------        ----------       ----------
Supplemental disclosure of cash paid for:
   Interest                                     $ 2,874,000       $ 3,292,000      $ 4,698,000
   Income taxes                                   5,004,000         4,043,000        3,848,000
                                                ===========       ===========      ===========

                            QUARTERLY FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                     First         Second            Third            Fourth
(except per share)                                      quarter        Quarter          quarter          quarter
------------------------------------------------------------------------------------------------------------------
2003
Net sales                                               $63,427         79,897         $73,161           $73,826
Gross profit                                            $10,340        $12,770         $12,504           $10,395
Net earnings                                             $1,772         $3,682          $2,354            $2,066
Net earnings per common share - Basic                    $ 2.47          $5.12           $3.26             $2.79
Net earnings per common share - Diluted                  $ 2.43          $5.05           $3.22             $2.70
Cash Dividends per common share                          $ .275          $.275           $.275             $.275

------------------------------------------------------------------------------------------------------------------

2002
Net sales                                               $60,764        $81,049         $73,259           $75,155
Gross profit                                            $ 9,273        $13,326         $11,938           $10,017
Net earnings                                             $1,441         $3,858          $1,437              $535
Net earnings per common share - Basic                    $ 2.00          $5.38           $1.99              $.73
Net earnings per common share - Diluted                  $ 1.98          $5.30           $1.97              $.72
Cash Dividends per common share                          $ .275          $.275           $.275             $.275

         Net sales and gross profit for the first, second and third quarters of fiscal 2003 and for each quarter of fiscal 2002 have been adjusted by certain amounts previously recorded as selling and marketing expense in accordance with EITF 01-9, and cost of sales have been adjusted by certain freight costs previously recorded as net sales in accordance with EITF 00-10. The offset was to reduce gross profit by $2,092,000, $5,176,000 and $954,000 for the first, second and third quarter of fiscal 2003 respectfully, and to reduce gross profit by $1,494,000, $3,512,000, $1,254,000 and $3,022,000 for the first, second, third and fourth quarter of fiscal 2002.

                    MARKET FOR THE REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         Although the Corporation's Class A Common Stock is currently traded on the OTC Bulletin Board under the symbol "HNFSA" trading in the Class A Common Stock is very sporadic. As a result of the limited market for Class A Common Stock, shareholders are cautioned not to place undue reliance on bid prices contained herein as indicators of the true value of the shares of Class A Common Stock.

         The following table sets forth the high and low bid prices per share of the Class A Common Stock on a quarterly basis of the past two fiscal years as provided by NASDAQ, as well as dividends paid per share. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

        Quarter Ended                High             Low         Dividends
        -------------                ----             ---         ---------
        September 2, 2002            $51.50          $49.00         $0.275
        December 2, 2002             $49.00          $48.00         $0.275
        March 3, 2002                $50.00          $48.00         $0.275
        June 2, 2002                 $51.75          $50.00         $0.275
        September 1, 2002            $53.00          $51.75         $0.275
        December 1, 2002             $50.75          $49.25         $0.275
        March 2, 2003                $52.75          $50.00         $0.275
        June 1, 2003                 $61.00          $54.00         $0.275

         As of August 11, 2003, there were 352 record holders and approximately 210 beneficial holders of the Class A Common Stock.

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

                            ANNUAL AND OTHER REPORTS

         The Corporation is required to file an annual report on Form 10-K for its fiscal year ended June 1, 2003 with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Corporation's quarterly reports may be obtained without charge by contacting:

                 Gary T. Knisely
                 Hanover Foods Corporation
                 1486 York Street
                 P.O. Box 334
                 Hanover, PA 17331
                 717-632-6000

                         OFFICERS AND BOARD OF DIRECTORS

  ----------------------------------------------------------------------------

                                                               OFFICERS
                                                           JOHN A. WAREHIME
                                             Chairman, President & Chief Executive Officer

           GARY T. KNISELY, ESQ.                        PIETRO D. GIRAFFA, JR.                      STEVEN E. ROBERTSON
          Chief Financial Officer                      Chief Accounting Officer                          Treasurer
          Executive Vice President                   Vice President - Controller
             Secretary, Counsel

                          ALAN T. YOUNG                                                  DANIEL E. SCHUCHART
      Senior Vice President- Purchasing and Transportation                             Vice President of Sales


                                                        BOARD OF DIRECTORS

              JOHN A. WAREHIME                            ARTHUR S. SCHAIER                          JAMES A. WASHBURN
           Chairman of the Board                 President & Chief Executive Officer              Chief Executive Officer
          Hanover Food Corporation                  Schaier Nissan, Schaier Honda               Park 100 Foods, Inc., a food
                                               Long Beach, CA, a retail auto dealership            manufacturing company
                                                                                                         Tipton, IN

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

SHAREHOLDER INQUIRIES ADDRESS CHANGES CONSOLIDATING               CLASS A COMMON SHARES
Hanover Foods Corporation                                         Class A Common Shares are traded in a local, unlisted market
P.O. Box 3314                                                     via various stockbrokers in Pennsylvania.
South Hackensack, NJ  07606-1914
www.melloninvestor.com
----------------------

LOST CERTIFICATES CERTIFICATE REPLACEMENT                         CERTIFIED PUBLIC ACCOUNTANTS
Mellon Investors Services, L.L.C.                                 KPMG LLP, Harrisburg, Pennsylvania
Lost Securities Department
P.O. Box 3317                                                     LEGAL COUNSEL
South Hackensack, NH  07606-1917                                  Blank Rome LLP, Philadelphia, Pennsylvania