Form 10-K/A, Exhibit 13
period 2003-06-01
HANOVER FOODS CORP /PA/
filed 2003-09-15
CIK 853733

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

                          Independent Auditors' Report



Board of Directors and Stockholders
Hanover Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hanover Foods Corporation and subsidiaries as of June 1, 2003 and June 2, 2002, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended June 1, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of June 1, 2003 and June 2, 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended June 1, 2003, in conformity with accounting principles generally accepted in the United States of America.



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