Form 10-K, Exhibit 13
period 2004-05-30
HANOVER FOODS CORP /PA/
filed 2004-08-30
CIK 853733

Exhibit 13

2004 Annual Report to Shareholders

Back to Contents

GENERAL OVERVIEW

Hanover Foods Corporation (as used herein the term “Corporation” refers to Hanover Foods Corporation and its consolidated subsidiaries) was incorporated on December 12, 1924 in Harrisburg, Pennsylvania.

The Corporation has seven (7) wholly-owned subsidiaries, Tri-Co. Foods Corp., Consumers Packing Corporation, Spring Glen Fresh Foods, Inc., Hanover Insurance Corporation, Ltd., Nittany Corporation, Bickel’s Snack Foods, Inc. and Aunt Kitty’s Foods, Inc. Tri-Co. Foods Corp. has two (2) wholly-owned subsidiaries: Sunwise Corporation and Mayapac, S.A.

The Corporation enjoys the strongest retail sales of its products in the mid-Atlantic states and Florida. Introduction of frozen ethnic blends, specialty vegetables and fruits, canned pasta, frozen soft pretzels, refrigerated food, canned and frozen mushrooms and snack food products has enabled the Corporation to increase and expand its distribution throughout the eastern seaboard. Distribution in the remainder of the United States is limited to food service, military and industrial customers.

The Corporation markets its products under the brand names HANOVER, HANOVER FARMS, MYERS, PHILLIPS, GIBBS, SUPERFINE, MARYLAND CHIEF, MITCHELL’S, DUTCH FARMS, SUNWISE, O&C (jarred onions only), SPRING GLEN FRESH FOODS, SUNNYSIDE FOODS, NOTTINGHAM, BICKEL’S, BON TON, YORK SNACKS, CABANA, DRAPER KING COLE, VENICE MAID, AUNT KITTY’S and HARVEST CHOICE. The products sold by the Corporation under these brand names include canned vegetables, beans and pasta as well as frozen vegetables, frozen meat products, food entrees, refrigerated and fresh foods, canned and frozen mushrooms and potato chips.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward Looking Statements

When used in this Annual Report, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “projected,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including but not limited to quarterly fluctuations in operating results, competition, state and federal regulation, environmental considerations, foreign operations, and a change of control as a result of the pending Warehime family litigation. Such factors, which are discussed in the Annual Report, could affect the Corporation’s financial performance and could cause the Corporation’s actual results for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, the Corporation wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

Description of Business

The Corporation is a vertically integrated processor of food products in one industry segment. The Corporation is involved in the growing, processing, canning, freezing, freeze-drying, packaging, marketing and distribution of its products under its own trademarks as well as other branded, customer and private labels. The Corporation has operations in ten plants in Pennsylvania, one plant in Maryland, one plant in Delaware, one plant in New Jersey and two plants in Guatemala. The Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. See Note 7 of the notes to the Consolidated Financial Statements.

The Corporation’s fiscal year ends at the close of operations on the Sunday nearest to May 31. Accordingly, the following discussion compares the results of operations for the fiscal year ended May 30, 2004 compared to the year ended June 1, 2003, and the fiscal year ended June 1, 2003 compared to the year ended June 2, 2002.

Back to Contents

RESULTS OF OPERATIONS

Year Ended May 30, 2004 Compared to Year Ended June 1, 2003

Net Sales

Consolidated net sales were $318.0 million for fiscal 2004 compared to $290.3 million for fiscal 2003. The increase in consolidated net sales comprised of the following volume and sales price components:

	Volume	Sales Price	Combined

Frozen Foods	.3%	(.5)%	(.2)%
Canned Foods	3.8%	—	3.8%
Prepared/Snack Foods	4.3%	1.6%	5.9%

	8.4%	1.1%	9.5%

The increased volume in frozen food sales was principally due to an increase in retail brand sales and industrial sales. These increases were offset by decreases in food service and private label sales. Frozen food prices have remained relatively consistent with last fiscal year in all major sales areas.

The increased volume in canned food sales was principally due to increases in retail brand sales, food service and private label sales as well as the canned food plant acquisition of the assets of Venice Maid Foods, Vineland, NJ made during the fourth quarter of fiscal 2004 which accounted for 35% of the total volume increase. Canned food prices have remained relatively consistent with last fiscal year in all major sales areas.

The increase volume in prepared and snack foods was principally due to increases in snack foods as well as the acquisition of snack food plant and business of Wege Pretzel Co., Hanover, PA and the fresh prepared food plant acquisition of Sunsprout of Lancaster County, Lancaster, PA made during the third and fourth quarter of the current fiscal year which accounted for 34% of the total volume increase. The prices for snack foods remained consistent with last fiscal year. The prices for prepared food increased due to larger case sizes sold at higher unit prices at a major customer acquired in May 2003.

Cost of Goods Sold

Consolidated cost of goods sold represent 85.2% of consolidated net sales for fiscal year 2004 compared to 84.2% for fiscal 2003. The consolidated cost of sales increased $26.7 million to $271.0 million in fiscal 2004 compared to $244.3 million for fiscal 2003. The cost of sales increased $22.4 million due to the volume increase of 8.4% for the current fiscal year. The remaining increase was due to higher energy, health care and commodity costs during the current fiscal year.

Selling Expenses

Consolidated selling expenses represented 3.8% of consolidated net sales for fiscal 2004 and 4.2% for fiscal 2003. Consolidated selling expenses decreased from $12.2 million in fiscal 2003 to $12.1 million in fiscal 2004. The decrease in the amount of selling expenses reflects lower customer advertising and Company bonus provision for sales personnel. These decreases were partially offset by increased package design and brokerage fees paid during the fiscal year.

Administration Expenses

Consolidated administration expenses were $16.1 million for fiscal year 2004, or 5.1% of consolidated net sales, as compared to $15.8 million, or 5.4% of consolidated net sales in 2003. The increase in administration expenses reflects increases in the provision for the supplemental pension benefits, provision for post-retirements benefits as well as increases in the executive bonus provision for the current fiscal year. These increases were partially offset by decreases in the workman’s compensation insurance reserves at Hanover Insurance Company, Limited, a wholly-owned subsidiary of Hanover Foods Corporation.

Back to Contents

Interest Expense

Consolidated interest expense for fiscal 2004 decreased $0.5 million to $2.3 million compared to $2.8 million in fiscal 2003. The decrease reflected lower average borrowings as well as lower average borrowing rates for the fiscal year 2004 compared to fiscal year 2003.

Other Income (Expense)

Consolidated other income increased $204,000 to $474,000 for fiscal 2004 as compared to other income of $270,000 for fiscal 2003. The increase was due to income generated from the sales of investments. This increase was partially offset by an increase in the foreign exchange translation loss during fiscal year 2004.

Income Taxes

The provision for corporate federal and state income taxes for the fiscal year 2004 was $5.6 million or 32.9% of pretax earnings, as compared to $5.7 million or 36.4% of pretax earning for 2003. The decrease in the effective rate is primarily due to increased earnings in jurisdictions with lower effective tax rates for the current fiscal year as compared to the prior fiscal year. Refer to Note 9 to the consolidated financial statements for a reconciliation of the effective tax rate to the statutory rate.

Net Earnings

Consolidated net earnings for fiscal year 2004 were $11.4 million, or 3.6% of consolidated net sales, as compared to $9.9 million, or 3.4% of consolidated net sales for fiscal 2003 as a result of the factors discussed above.

RESULTS OF OPERATIONS

Year Ended June 1, 2003 Compared to Year Ended June 2, 2002

Net Sales

Consolidated net sales were $290.3 million for fiscal 2003 compared to $290.2 million for fiscal 2002. The increase in consolidated net sales comprised of the following volume and sales price components:

	Volume	Sales Price	Combined

Frozen Foods	1.0%	(.7)%	.3%
Canned Foods	(1.3)%	.6%	(.7)%
Prepared/Snack Foods	.1%	.3%	.4%

	(.2)%	.2%	0%

The increased volume in frozen food sales was principally due to an increase in retail brand sales and private label sales. These increases were partially offset by decreases in food service and industrial sales. Frozen food prices have remained relatively consistent with last fiscal year, however the increase in price sensitive promotions did decrease price, and the increase in private label sales was made at a lower price per unit that offset the increased price in branded retail sales.

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

Back to Contents

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

Selling Expenses

Consolidated selling expenses represented 4.2% of consolidated net sales for fiscal 2003 and 4.9% for fiscal 2002. The decrease in the amount of selling expenses reflect lower media advertising, customer advertising, free goods marketing program, accounts receivable write-off and the elimination of the amortization of trademarks.

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

Other Income (Expense)

Consolidated other income decreased $101,000 to $270,000 for fiscal 2003 as compared to other income of $371,000 for fiscal 2002. The decrease was due to lower gain on sale of investments and a lower gain on the sales of fixed assets.

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

RELATED PARTY TRANSACTIONS

During fiscal 2004, the Corporation and its subsidiaries, in the normal course of business, purchase and sell goods and services to companies affiliated with the Corporation’s directors and officers. These transactions are summarized below.

During fiscal 2004, the Corporation rented equipment from Park 100 Foods, Inc. The rental payments pursuant to such lease agreements totaled $19,000 during fiscal 2004. As of May 30, 2004, the Corporation had an accounts receivable of $275,000 from Park 100 Foods, Inc. for food products sold and shipped to Park 100 Foods, Inc. During fiscal 2004, the Corporation sold approximately $1.3 million of frozen food products to Park 100 Foods, Inc., Tipton, Indiana. James A. Washburn, a director of the Corporation, owns approximately 80% of the outstanding stock of Park 100 Foods, Inc.

Back to Contents

During fiscal 2004, the Corporation leased a two story farm house, adjoining one story guest house and adjoining ground located on Trolley Road, R.D. #3, Hanover, Heidelberg Township, Pennsylvania, for customer housing and temporary new employee housing from John A. and Patricia M. Warehime for a total of $45,000.

During fiscal 2004, the Corporation leased a barn for seed storage, located in Heidelberg Township, Pennsylvania for $4,000 from Warehime Enterprises, Inc. John A. Warehime, Chairman of the Corporation, owns 15% of the outstanding stock of Warehime Enterprises, Inc.

During fiscal 2004, the Corporation purchased $1.1 million of contracted vegetables from Lippy Brothers, Inc. As of May 30, 2004, the Corporation owed an amount of $32,000 to Lippy Brothers, Inc. for vegetable crops purchased. T. Edward Lippy, a director of the Corporation, owns approximately 37% of the outstanding stock of Lippy Brothers, Inc.

During fiscal 2003, the Corporation via its Guatemalan subsidiary, sold its condominium real estate located in Naples, FL to John and Patricia M. Warehime for $127,500, which approximates fair value.

During fiscal 2004 the adult children of the Corporation’s Chairman, John Warehime, were employed by the Corporation, including Jennifer Carter, a Director of the Corporation, who was employed as Assistant to the Chairman, Jeffrey Warehime, who is employed as Director – Fresh Produce, and Andrew Warehime, who is employed as Special Sales Manager. Jennifer Carter’s husband, Michael Carter, was employed as Director – Retail Branded Sales. Jennifer Carter was and Jeffrey Warehime, Andrew Warehime and Michael Carter are employed by the Corporation at annual salaries of $93,845, $100,857, $63,993, $75,000 respectively. See “Part III — Item 11. Employment Agreements and Change in Control Severance Agreements.” Ms. Carter also receives director compensation customary for the Corporation’s directors which totaled $18,000 during fiscal 2004. See “Part III — Item 10. Directors and Executive Officers of the Corporation — Director Compensation.” On June 20, 2002, each of Jennifer Carter, Jeffrey Warehime, and Andrew Warehime were granted an option to purchase 500 shares of Class B common stock. On October 17, 2003, Jennifer Carter, Jeffrey Warehime and Andrew Warehime were granted an option to purchase 1,500 shares of Class B Common Stock at an exercise price of $117 per share. Michael Carter was granted an option to purchase 750 shares of Class B Common Stock at an exercise price of $117.00 per share. Andrea Kint, the daughter of Pietro Giraffa, Vice President and Controller of the Corporation, is employed as Assistant Production Manager — Hanover, PA Frozen Operations at an annual salary of $50,923. On October 17, 2003, Andrea Kint was granted an option to purchase 500 shares of Class B Common Stock at an exercise price of $118 per share.

LIQUIDITY AND CAPITAL RESOURCES

The discussion and analysis of the Corporation’s liquidity and capital resources should be read in conjunction with the Consolidated Statements of Cash Flows, contained elsewhere herein.

Net working capital was $41.7 million at May 30, 2004 and $47.0 million at June 1, 2003. The current ratio was 1.66 on May 30, 2004 and 2.07 on June 1, 2003.

Net cash provided by operations for the fiscal year ended May 30, 2004 was $15.6 million, compared to $23.1 million, for the fiscal year ended June 1, 2003. Sources of net cash provided by operations consisted principally of net earnings of $11.4 million adjusted for non-cash depreciation and amortization expense of $9.9 million and increases in accounts payable and accrued expenses of $4.3 million. The use of net cash for operations consisted primarily of increases in inventory and accounts receivable of $8.6 million.

Net cash provided by operations for the fiscal year ended June 1, 2003 was $23.1 million, compared to $19.0 million, for the fiscal year ended June 2, 2002. Sources of net cash provided by operations consisted principally of net earnings of $9.9 million and non-cash depreciation and amortization expense of $9.6 million and decreases in inventory and accounts receivable of $5.7 million. The use of net cash for operations consisted primarily of decreased accounts payable and accrued expenses of $2.4 million and deferred income taxes of $1.3 million.

Back to Contents

Net cash used by investing activities for the fiscal year ended May 30, 2004 was $26.4 million as compared to $5.5 million for fiscal year ended June 1, 2003. The principle use of funds was upgrade of property, plants and equipment as well as acquisitions of businesses. During the year ended May 30, 2004, $13.7 million was spent on development and modernization of equipment as compared to $5.6 million in fiscal year ended June 1,2003. During the fiscal year ended May 30, 2004 the corporation spent $12.2 million to acquire businesses. These projects were funded by internally generated funds and notes payable.

Net cash used by investing activities for the fiscal year ended June 1, 2003 was $5.5 million as compared to $6.8 million for fiscal year ended June 2, 2002. The principal use of funds was the upgrade of property, plants and equipment. During the year ended June 1, 2003, $5.6 million was spent on development and modernization of equipment as compared to $6.8 million in fiscal year ended June 2, 2002. These projects were funded by internally generated funds.

Net cash provided by financing activities was $8.7 million for the fiscal year ended May 30, 2004, compared to cash used by financing activities of $16.4 million for the fiscal year ended June 1, 2003. Seasonal borrowings amounting to $97.8 million were used throughout the fiscal year to fund operating needs and business acquisitions. Seasonal borrowings increased $14.0 million as of May 30, 2004 compared to June 1, 2004. Payments on long-term debt were $4.3 million. The weighted average cost of seasonal borrowing was 1.88% for the fiscal year ended May 30, 2004 compared to 2.28% for the fiscal year ended June 1, 2003.

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

At May 30, 2004, the Corporation had commitments from financial institutions to provide seasonal lines of credit in the amount of $50.0 million. Borrowing is permitted within prescribed parameters in existing debt agreements, which contain certain performance covenants. The term loan agreements with the Lenders and seasonal borrowing with financial institutions, contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios and changes in control. Based on the requirements of the agreements at May 30, 2004, $38,576,000 of retained earnings were restricted from distribution. The Corporation was in compliance with the restrictive provisions in the agreements as of May 30, 2004.

The Corporation paid dividends on all classes of capital stock of $763,000 during fiscal 2004 compared to $688,000 in fiscal 2003.

The Corporation believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

The following table summarizes the Corporation’s contractual obligations and other commitments as of May 30, 2004

		Payment Due by Period

		Less Than					More Than
Contractual Obligation	Total	1 Year	1-3 Years		3-5 Years		5 Years

Short-Term Debt Obligations	$21,609,000	$21,609,000	$-0	-	$-0	-	$-0	-
Long-Term Debt Obligations	25,357,000	4,286,000	8,571,000		5,000,000		7,500,000
Operating Lease Obligations	1,716,000	808,000	825,000		84,000		-0	-
Other Obligations	5,010,000	1,670,000	3,340,000		-0	-	-0	-

Total Contractual Obligations	$53,692,000	$28,373,000	$12,736,000		$5,084,000		$7,500,000

Back to Contents

Currently, the Corporation is obligated to purchase 5,000,000 pounds of tomato paste from The Morning Star Packing Company, L.P., Los Banos, California in each of the fiscal years from 2005 through 2007.

The Corporation’s sources of liquidity are primarily funds from operation and available amounts under seasonal lines of credit expiring (two of which expire on October 31, 2004 and one will expire January 28, 2005), which are expected to be renewed in the ordinary course of business.

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

The following accounting policies, estimates and assumptions which have been discussed with the Audit Committee are particularly sensitive because of their significance on the preparation of the Corporation’s consolidated financial statements:

•	The allowance for potentially uncollectible receivables and pending deductions requires management to make significant judgments in estimating future amounts to be received. Our judgments are based upon historical experience and current market conditions. Changes in estimates could be impacted as a result of events, such as a deterioration of the credit status of customers or material reductions in product and sales volumes.

•	Determination of liabilities for pension and post-retirement benefits includes significant assumptions and estimates relating to compensation and health care cost trends, discount rates and rate of return on plan assets. The assumptions are based upon current market and health care trends.

•	Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Corporation’s long-lived assets may not be recoverable.

•	Effective June 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. As required by SFAS 142, management performed transitional impairment testing during the third quarter and annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal year 2003. These tests confirmed that the fair value of the Corporation’s reporting units exceeds their carrying values, and that no impairment loss needed to be recognized for goodwill upon the adoption of SFAS 142.

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

Back to Contents

The footnotes to the consolidated financial statements provide additional information on accounting policies and assumptions used by the Corporation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation is subject to market risk associated with changes in interest rates. To manage the risk of fluctuations in interest rates, the Corporation’s borrowings are a mix of fixed and floating rate obligations. This includes the $25.3 million of unsecured senior notes payable, $5.3 million bears interest at an 8.74% fixed rate and is due in 2007, $20.0 million bears interest at a 7.01% fixed rate and is due in 2013. The Corporation also maintains short-term unsecured lines of credit that bear interest at floating rates.

The following table presents the expected maturity and effective interest rates of the Corporation’s debt obligations (dollars in thousands):

									Fair
	2004	2005	2006	2007	2008	2009	Thereafter	Total	Value

Fixed Rate
Unsecured senior notes	$4,286	$4,286	$4,286	$4,285	$2,500	$2,500	$7,500	$25,357	—
Effective interest rate	7.42%	7.37%	7.30%	7.20%	7.01%	7.01%	7.01%	7.22%	—
Variable Rate
Lines of credit	$21,609	—	—	—	—	—	—	$21,609	$21,609
Effective interest rate	1.81%	—	—	—	—	—	—	1.81%	—

IMPACT OF EVENTS AND COMMITMENTS OF FUTURE OPERATIONS

Competition in the Marketplace

The Corporation faced stiff competition from national and regional branded companies during the entire fiscal year 2004 in all of its market areas and management anticipates this competitive environment to continue throughout fiscal year 2005.

Impact of Inflation and Changing Prices

The changes in cost and prices within the Corporation’s business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

New Accounting Standards

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement is not expected to have a material impact on our consolidated financial statements.

Back to Contents

FINANCIAL HIGHLIGHTS FIVE YEARS
(in thousands except share and per-share data)

The consolidated financial information set forth below should be read in conjunction with the more detailed consolidated financial statements, including related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” including elsewhere in this Annual Report.

	May 30,	June 1,	June 2,	June 3,	May 28,
	2004	2003	2002	2001	2000

Net Sales	$318,028	$290,311	$290,227	$293,049	$277,334
Earnings before income taxes	$17,027	$15,528	$12,392	$9,158	$13,648
Net Earnings	$11,441	$9,874	$7,271	$6,661	$8,619
Net Earnings per common share-basic	$15.74	$13.64	$10.10	$9.26	$11.99
Net Earnings per common share-diluted	$15.51	$13.40	$9.97	$9.15	$11.82
Basic weighted-average shares	724,186	720,684	716,191	714,565	715,249
Diluted weighted-average shares	737,608	733,750	729,577	728,235	729,389
Common shares outstanding-year end	724,972	723,330	718,791	714,496	714,670
Preferred shares outstanding-year end	24,564	24,564	24,564	24,724	24,764
Working Capital	$41,661	$47,027	$36,547	$6,826	$7,566
Property, plant and equipment-net	$84,105	$72,634	$76,639	$78,837	$73,484
Long-term debt	$21,071	$25,357	$29,643	$8,940	$10,741
Stockholders’ equity	$104,100	$93,217	$83,991	$77,465	$72,312
Total assets	$199,388	$171,433	$179,016	$180,728	$179,512
Dividend per common share	$1.10	$1.10	$1.10	$1.10	$1.21

Back to Contents

Back to Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Hanover Foods Corporation:

We have audited the accompanying consolidated balance sheet of Hanover Foods Corporation and subsidiaries as of May 30, 2004, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries at May 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/BDO Seidman, LLP
Bethesda, MD
July 23, 2004

Back to Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Hanover Foods Corporation:

We have audited the accompanying consolidated balance sheet of Hanover Foods Corporation and subsidiaries as of June 1, 2003 and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders’ equity for each of the years in the two-year period ended June 1, 2003. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Foods Corporation and subsidiaries as of June 1, 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended June 1, 2003, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP
Harrisburg, Pennsylvania
July 23, 2003

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
May 30, 2004 AND JUNE 1, 2003

	May 30,	June 1,
Assets	2004	2003

Current assets:
Cash and cash equivalents	$3,015,000	$4,128,000
Accounts and notes receivable – net of allowance for doubtful accounts of $1,547,000 and $1,393,000	30,323,000	25,099,000
Accounts receivable from related parties	275,000	163,000
Inventories:
Finished goods	46,779,000	40,746,000
Raw materials and supplies	17,027,000	12,472,000
Prepaid expenses	6,958,000	7,306,000
Deferred income taxes	917,000	917,000

Total current assets	105,294,000	90,831,000

Property, plant, and equipment – at cost:
Land and buildings	63,585,000	53,972,000
Machinery and equipment	135,029,000	128,422,000
Leasehold improvements	544,000	544,000

	199,158,000	182,938,000

Less accumulated depreciation and amortization	121,028,000	111,255,000

	78,130,000	71,683,000

Construction in progress	5,975,000	951,000

	84,105,000	72,634,000

Other assets:
Goodwill	2,070,000	1,300,000
Intangible assets	2,274,000	2,239,000
Other assets	5,645,000	4,429,000

Total assets	$199,388,000	$171,433,000

See accompanying notes to consolidated financial statements.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MAY 30, 2004 AND JUNE 1, 2003

	May 30,	June 1,
Liabilities and Stockholders’ Equity	2004	2003

Current liabilities:

Accounts payable	$23,393,000	$19,745,000
Accounts payable to related parties	32,000	7,000
Notes payable – banks	21,609,000	7,634,000
Accrued expenses	14,011,000	10,921,000
Current maturities of long-term debt	4,286,000	4,286,000
Income taxes payable	302,000	1,211,000

Total current liabilities	63,633,000	43,804,000

Long-term debt, less current maturities	21,071,000	25,357,000
Deferred income taxes	2,948,000	3,139,000
Other liabilities	7,636,000	5,916,000

Total liabilities	95,288,000	78,216,000

Commitments and contingencies (note 9)

Stockholders’ equity:

Series A and B 8-1/4% cumulative convertible preferred stock	776,000	776,000
Series C cumulative convertible preferred stock	250,000	250,000
Common stock, Class A – non-voting	8,733,000	8,733,000
Common stock, Class B – voting	21,213,250	16,227,000
Capital paid in excess of par value	34,913,850	16,372,000
Retained earnings	87,424,000	76,746,000
Treasury stock, at cost	(8,379,000)	(8,172,000)
Employee Stock Trust	(40,419,100)	(17,096,000)
Accumulated other comprehensive loss	(412,000)	(619,000)

Total stockholders’ equity	104,100,000	93,217,000

Total liabilities and stockholders’ equity	$199,388,000	$171,433,000

See accompanying notes to consolidated financial statements.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED MAY 30, 2004, JUNE 1, 2003 AND JUNE 2, 2002

	Year Ended	Year Ended	Year ended
	May 30,	June 1,	June 2,
	2004	2003	2002

Net sales	$318,028,000	$290,311,000	$290,227,000
Cost of goods sold	270,979,000	244,302,000	245,673,000

Gross profit	47,049,000	46,009,000	44,554,000
Selling expenses	12,053,000	12,192,000	14,306,000
Administrative expenses	16,121,000	15,767,000	14,624,000

Operating profit	18,875,000	18,050,000	15,624,000
Interest expense	2,322,000	2,792,000	3,603,000
Other income – net	(474,000)	(270,000)	(371,000)

Earnings before income taxes	17,027,000	15,528,000	12,392,000
Income taxes	5,586,000	5,654,000	5,121,000

Net earnings	11,441,000	9,874,000	7,271,000
Dividends on preferred stock	41,000	41,000	41,000

Net earnings applicable to
Common stock	$11,400,000	$9,833,000	$7,230,000

Basic earnings per common share	$15.74	$13.64	$10.10

Diluted earnings per common share	$15.51	$13.46	$9.97

See accompanying notes to consolidated financial statements.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED MAY 30, 2004, JUNE 1, 2003 AND JUNE 2, 2002

	Year Ended	Year Ended	Year Ended
	May 30,	June 1,	June 2,
	2004	2003	2002

Net earnings	$11,441,000	$9,874,000	$7,271,000

Other comprehensive income
Unrealized gain (loss) on securities, net of reclassification adjustments (net of taxes of $110,000 in 2004, $29,000 in 2003, and $44,000 in 2002)	207,000	(22,000)	(238,000)

Minimum pension liability adjustment (net of taxes of $0 in 2004, $328,000 in 2003, and $1,000 in 2002)	0	(458,000)	(3,000)

Other comprehensive income (loss)	207,000	(480,000)	(241,000)

Comprehensive income	$11,648,000	$9,394,000	$7,030,000

See accompanying notes to consolidated financial statements.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MAY 30, 2004, JUNE 1, 2003 AND JUNE 2, 2002

	Year Ended	Year Ended	Year Ended
	Ended	ended	Ended
	May 30,	June 1,	June 2,
	2004	2003	2002

Cash flows from operating activities:
Net earnings	$11,441,000	$9,874,000	$7,271,000
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	9,919,000	9,604,000	9,375,000
Gain on sale of property, plant, and equipment	(73,000)	(126,000)	(120,000)
Loss (gain) on sale of investments	19,000	(18,000)	(105,000)
Deferred income taxes	(191,000)	(1,279,000)	396,000
Non cash charge for ESOP contribution	204,000	544,000	480,000
Change in assets and liabilities:
Accounts and notes receivable	(2,982,000)	1,822,000	442,000
Inventories	(5,617,000)	3,919,000	2,615,000
Prepaid expenses and other assets	(1,558,000)	(243,000)	(3,606,000)
Accounts payable and accrued expenses	4,348,000	(2,406,000)	1,182,000
Income taxes payable	(1,141,000)	29,000	543,000
Other liabilities	1,270,000	1,417,000	424,000

Net cash provided by operating activities	15,639,000	23,137,000	18,897,000

Cash flows from investing activities:
Acquisition of businesses	(12,173,000)	0	0
Acquisitions of property, plant, and equipment	(13,733,000)	(5,614,000)	(6,779,000)
Proceeds from dispositions of property, plant,
and equipment	436,000	151,000	0

Net cash used in investing activities	(25,470,000)	(5,463,000)	(6,779,000)

Cash flows from financing activities:
Proceeds from notes payable	97,752,000	145,250,000	212,419,000
Payment on notes payable	(83,777,000)	(156,603,000)	(245,760,000)
Proceeds from issuance of long-term debt	0	0	25,000,000
Payment on long-term debt	(4,286,000)	(4,297,000)	(1,801,000)
Payment of dividends	(763,000)	(688,000)	(984,000)
Common stock redemptions	(208,000)	(24,000)	0

Net cash provided by (used in) financing activities	8,718,000	(16,362,000)	(11,126,000)

Net (decrease) increase in cash and cash equivalents	(1,113,000)	1,312,000	992,000
Cash and cash equivalents, beginning of year	4,128,000	2,816,000	1,824,000

Cash and cash equivalents, end of period	$3,015,000	$4,128,000	$2,816,000

See accompanying notes to consolidated financial statements.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended May 30, 2004, June 1, 2003 and June 2, 2002

		Cumulative
		convertible		Cumulative										Employee Stock Trust
		preferred		convertible												Accumulated
	Total	stock Series		preferred		Common		Common		Capital paid						Other
	Stockholders’	A and B		stock Series		stock Class A		stock Class B		in excess of	Retained	Treasury				Comprehensive
	equity	Shares	Amount	C Shares	Amount	Shares	Amount	Shares	Amount	par value	earnings	stock Shares	Amount	Shares	Amount	Income (Loss)

Balance, June 3, 2001	$77,465,000	31,216	$780,000	10,000	$250,000	349,316	$8,732,000	635,572	$15,889,000	$15,254,000	$61,273,000	144,435	$(8,148,000)	142,449	$(16,667,000)	$102,000

Net earnings	7,271,000										7,271,000
Cash dividends per share:
Preferred – $2.0625 annually	(41,000)	—	—	—	—	—	—	—	—	—	(41,000)	—	—	—	—	—
Common – $1.10 annually	(943,000)	—	—	—	—	—	—	—	—	—	(943,000)	—	—	—	—	—
Issuance of common stock to
Employee Stock Ownership Plan
Class B 4,258 shares	480,000	—	—	—	—	—	—	—	—	(19,000)	—	—	—	(4,258)	499,000	—
Stock Conversion	—	(160)	(4,000)	—	—	37	1,000	—	—	3,000	—	—	—	—	—	—
Other comprehensive loss	(241,000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(241,000)

Balance, June 2, 2002	$83,991,000	31,056	$776,000	10,000	$250,000	349,353	$8,733,000	635,572	$15,889,000	$15,238,000	$67,560,000	144,435	$(8,148,000)	138,191	$(16,168,000)	$(139,000)

Net earnings	9,874,000	—	—	—	—	—	—	—	—	—	9,874,000	—	—	—	—	—
Cash dividends per share:
Preferred – $2.0625 annually	(41,000)	—	—	—	—	—	—	—	—	—	(41,000)	—	—	—	—	—
Common – $1.10 annually	(647,000)	—	—	—	—	—	—	—	—	—	(647,000)	—	—	—	—	—
Issuance of common stock to
Employee Stock Ownership Plan
Class B 4,761 shares	544,000	—	—	—	—	—	—	—	—	—	—	—	—	(4,761)	544,000	—
Employee Stock Trust		—	—	—	—	—	—	13,500	338,000	1,134,000	—	—	—	13,500	(1,472,000)	—
Redemption of Common Stock
Class B	(24,000)	—	—	—	—	—	—	—	—	—	—	222	(24,000)	—	—	—
Other comprehensive loss	(480,000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(480,000)

Balance, June 1, 2003	$93,217,000	31,056	$776,000	10,000	$250,000	349,353	$8,733,000	649,072	$16,227,000	$16,372,000	$76,746,000	144,657	$(8,172,000)	146,930	$(17,096,000)	$(619,000)

Net earnings	11,441,000	—	—	—	—	—	—	—	—	—	11,441,000	—	—	—	—	—
Cash dividends per share:
Preferred – $2.0625 annually	(41,000)	—	—	—	—	—	—	—	—	—	(41,000)	—	—	—	—	—
Common – $1.10 annually	(722,000)	—	—	—	—	—	—	—	—	—	(722,000)	—	—	—	—	—
Issuance of common stock to
Employee Stock Ownership Plan												—	—	—	—	—
Class B 1,708 shares	205,000	—	—	—	—	—	—	—	—	(7,000)	—	—	—	(1,708)	212,000	—
Employee Stock Trust	—	—	—	—	—	—	—	199,450	4,986,250	18,548,850	—	—	—	199,450	(23,535,100)	—
Redemption of Common Stock
Class B	(207,000)	—	—	—	—	—	—	—	—	—	—	66	(207,000)	—	—	—
Other comprehensive income	207,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—	207,000

Balance, May 30, 2004	$104,100,000	31,056	$776,000	10,000	$250,000	349,353	$8,733,000	848,522	$21,213,250	$34,913,850	$87,424,000	144,723	$(8,379,000)	344,672	$(40,419,100)	$(412,000)

See accompanying notes to consolidated financial statements.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

(a)	Description of Business

Hanover Foods Corporation (the “Company”) is a vertically integrated processor of food products in one industry segment. The Company is involved in the growing, processing, canning, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels primarily to the retail, foodservice and industrial customers primarily in the Eastern United States from Maine to Florida. The Company has operations in ten plants in Pennsylvania, one plant in Delaware, one plant in Maryland, one plant in New Jersey and two plants in Guatemala. The Company’s raw materials are readily available and the Company is not dependent on a single supplier or a few suppliers. Revenue is recognized when title transfers pursuant to shipping terms. Separately billed shipping and handling is included in net sales. Shipping and handling costs are included in cost of goods sold.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which are Consumers Packing Company (T/A Hanover Foods –Lancaster Division), Spring Glen Fresh Foods, Inc., Bickel’s Snack Foods, Inc., Hanover Insurance Company LTD., The Nittany Corporation, Tri-Co Foods Corp. and its subsidiaries – Aunt Kitty’s Foods, Inc., Sunwise Corporation and Mayapac S.A., all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

(c)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of trade receivables. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is generally limited due to the large number of wholesalers and retailers and their geographic dispersion, however, the Company’s ten largest customers accounted for approximately 36%, 38%, and 36%, of the Company’s net sales for the years ended May 30, 2004, June 1, 2003 and June 2, 2002, respectively. The Company’s ten largest customers account for approximately 38% and 30% of the Company’s accounts receivable as of May 30, 2004 and June 1, 2003 respectively. No single customer accounted for more than 10% of net sales for the years ended May 30, 2004, June 1, 2003 and, June 2, 2002.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont’d)

(d)	Cash and Cash Equivalents

Cash equivalents of $3,015,000 as of May 30, 2004 and $4,128,000 as of June 1, 2003, respectively, consist of short-term interest-bearing investments with maturities of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(e)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The company determines the allowance based on historical write-off experience.

(f)	Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts and notes receivable, accounts payable and notes payable approximates fair values due to the short-term maturities of these instruments.

The fair values of each of the Company’s long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity. The amount reported in the consolidated balance sheet for long-term debt approximates fair value.

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

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont’d)

(i)	Goodwill and Intangible Assets

On June 3, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards “SFAS” No.142 “Goodwill and Other Intangible Assets”. In connection with this adoption, the Company performed an initial impairment test of the goodwill and discontinued amortization of goodwill. The initial valuation did not indicate any impairment of the goodwill. Additionally, the SFAS requires the Company to perform an annual impairment test of the goodwill. The Company has chosen March 1 as the date to perform the annual impairment test of goodwill. The March 1 impairment test did not indicate any impairment.

Intangible assets consist of the Company’s trademarks. The trademarks were determined to have an indefinite life and are not amortized. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company will perform an annual review of its trademarks to determine whether impairments exists. As of May 30, 2004, the Company did not recognize any impairment charges related to these trademarks.

(j)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At the time of sale the depreciation ceases.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

(k)	Insurance

The Company, through its wholly-owned insurance subsidiary, is self-insured with respect to certain general liability and workers’ compensation claims. Excess insurance coverage is maintained for general liability and workers’ compensation claims.

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

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont’d)

(l)	Income Taxes

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

(m)	Research and Development

Research and development costs are expensed as incurred. Research and development costs amounted to $633,000, $608,000, and $600,000, for the years ended May 30, 2004, June 1, 2003 and June 2, 2002, respectively.

(n)	Promotional Costs

Promotional costs are expensed as incurred. Accounts and notes receivable are presented net of allowances for bad debts and promotional programs.

(o)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses amounted to $714,000, $730,000, and $724,000, for the years ended May 30, 2004, June 1, 2003 and June 2, 2002, respectively.

(p)	Earnings per Share

Earnings per share are computed in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

(q)	Fiscal Year End

The Company’s fiscal year ends at the close of operations on the Sunday nearest to May 31. The fiscal years ended May 30, 2004 and June 1, 2003 and June 2, 2002 were comprised of 52 weeks.

(r)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies (Cont’d)

(s)	Accounting for Stock-Based Compensation

The Company applies the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for our stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation plans. Had compensation expense for all stock and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended, our net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

	2004	2003

Net Income – as reported	$11,441,000	$9,874,000

Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards,net of related tax effects	784,000	81,000

Pro forma net income	$10,657,000	$9,793,000

Earnings per share:
Basic – as reported	$15.74	$13.64
Basic – pro forma	$14.72	$13.53

Diluted – as reported	$15.51	$13.46
Diluted – pro forma	$14.45	$13.29

(t)	Reclassifications

Certain amounts in prior periods have been reclassified to conform to classification made in the current year.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 2 Goodwill and Other Intangible Assets

Amortization expense related to goodwill and other intangible assets was $115,000 for June 2, 2002. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in the fiscal year ended June 2, 2002.

2002

Reported net income	$7,271,000
Add back: Goodwill Amortization	75,000
Add back: Trademark Amortization	40,000

Adjusted net income	7,386,000

Basic Earnings per share:
Reported net income	$10.10
Add back: Goodwill Amortization	.10
Add back: Trademark Amortization	.06

Adjusted net income	10.26

Diluted earnings per share:
Reported net income	$9.97
Add back: Goodwill Amortization	.10
Add back: Trademark Amortization	.05

Adjusted net income	10.12

Note 3 Notes Payable – Banks

The Company maintains short-term unsecured lines of credit with various banks providing credit availability amounting to $50,000,000, of which $21,609,000 was borrowed (including an overdraft of $3,081,000) at May 30, 2004 and $7,634,000 was borrowed (including an overdraft of $892,000) at June 1, 2003. The Company borrows funds under these lines of credit under two methods of cost of funds. The first method used to price the cost of short-term borrowings is based upon LIBOR plus thirty-five to one hundred twenty-five basis points. The second method is based upon the financial institution’s “calculated cost of funds” plus an earnings modification. The weighted-average interest rate on short-term borrowings at May 30, 2004 and June 1, 2003, was 1.88% and 2.29%, respectively. The maximum amount of borrowings outstanding under short-term lines of credit at any one time during the years ended May 30, 2004, June 1, 2003, and June 2, 2002, was approximately $20,823,125, $26,848,000, and $55,513,000.

The Corporation’s sources of liquidity are primarily funds from operations and available amounts under seasonal lines of credit expiring (two of which expire on October 31, 2004 and one which expires January 28, 2005), which are expected to be renewed in the ordinary course of business.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4 Long-term Debt

The long-term debt of the Company and its subsidiaries consists of:

	May 30, 2004	June 1, 2003

8.74% unsecured senior notes payable to
an insurance company, due through 2007	$5,357,000	$7,143,000

7.01% unsecured senior notes payable to
an insurance company, due through 2011	20,000,000	22,500,000

Total long-term debt	25,357,000	29,643,000
Less current maturities	(4,286,000)	(4,286,000)

Long-term debt, excluding current maturities	$21,071,000	$25,357,000

The term loan agreements with the insurance company and seasonal borrowing with financial institutions (note 3), contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios and change in control. Based on the requirements of the agreements at May 30, 2004, $38,576,000 of retained earnings are restricted from distribution. The Company was in compliance with the restrictive provisions in the agreements as of May 30, 2004.

The aggregate long-term debt maturities follow:

For the fiscal year ending:

2005	4,286,000
2006	4,286,000
2007	4,285,000
2008	2,500,000
2009	2,500,000
Thereafter	7,500,000

Total	$25,357,000

Note 5 Leases

The Company has several noncancelable operating leases, primarily for equipment, that expire over the next five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during the periods ended May 30, 2004, June 1, 2003, and June 2, 2002, amounted to $2,544,000, $1,918,000, and $3,042,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of May 30, 2004 are:

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 5 Leases (Cont’d)

For the fiscal year ending:	Operating
leases

2005	$808,000
2006	509,000
2007	316,000
2008	77,000
2009	7,000

Total minimum lease payments	$1,717,000

Note 6 Capital Stock

The Company’s capital stock consists of Class A Nonvoting Common Stock, Class B Voting Common Stock, 8 1/4% Series A and B Cumulative Convertible Preferred Stock, and 4.4% Series C Cumulative Convertible Preferred Stock. Holders of Class B Common Stock have one vote per share. No other classes of stock have voting rights except as discussed below.

The Company’s Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 10,000 shares of Series C Convertible Preferred Stock to the Company’s 401(k) Savings Plan Trust. At least a majority of the trustees of the Company’s 401(k) Savings Plan (or similar employee benefit plan), who are appointed by the Board of Directors, must be “disinterested directors” of the Company. If certain Warehime family Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified below, the Amended and Restated Articles permit each of the 10,000 shares of Series C Convertible Preferred Stock the right to cast 35 votes in the election of directors, and each share of Class A Common Stock would have one-tenth (1/10) of a vote per share, thereby enabling them to influence the ultimate result of the election by the Class B shareholders. The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal (not previously approved by the Board of Directors) to further amend the Articles of Incorporation or Bylaws or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C Convertible Preferred Stock ceased in January 2003. Under the Amended and Restated Articles, each of the shares of Series C Convertible Preferred Stock is convertible into one share of Class A Common Stock and is not entitled to vote except in the event that certain Warehime family Class B shareholders cannot agree in writing on the composition of the Board of Directors or on other important matters specified above.

During fiscal year 2001, the Corporation established an Employee Stock Trust (the “Trust”) to fund future stock related and other obligations of the Corporation’s compensation and benefit plans, including a concurrently established Employee Stock Ownership Plan (“ESOP”). For financial reporting purposes, the Trust is consolidated with the Corporation. On March 1, 2001, the Corporation contributed 142,449 shares of Class B Common Stock to the Trust. Upon contribution, these shares were recorded at a fair value of $117/per share based upon the most recent appraised value of Class B Common Stock as determined by an independent valuation. During the years ended May 30, 2004, June 1, 2003 and June 2, 2002 the Company transferred 1,708, 4,761 and 4,258 shares of Class B Common Stock to the ESOP respectively. The shares had a fair market value of approximately $120, $114 and $112 on the respective transfer dates and accordingly, the Company recorded a charge to earnings of approximately $205,000, $544,000 and $480,000 respectively.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 6 Capital Stock (Cont’d)

On June 20, 2002, the Corporation contributed 13,500 shares of Class B Common Stock to the Trust for the purpose of funding stock options under the 2002 Stock Option Plan to officers and key employees of the Corporation. Upon contribution, these shares were recorded at a fair value of $110 per share based upon the most recent appraised value as determined by an independent valuation.

On October 17, 2003, the Corporation’s Board of Directors adopted the Hanover Foods Corporation 2003 Stock Option Plan (the “2003 Option Plan”). All full-time employees (excluding employees represented by a collective bargaining agent) of the Corporation and of any present or future parent or subsidiary of the Corporation who have been employed for at least one year, excluding John A. Warehime, are eligible to receive options under the 2003 Option Plan. No individual may receive options under the 2003 Option Plan for more than 5% of the total number of shares of the Corporation’s Class B common stock authorized for issuance under the 2003 Option Plan. 200,000 shares of the Corporation’s Class B common stock, par value $25.00 per share, are authorized for issuance under the 2003 Option Plan. On October 17, 2003, the Board of Directors of the Corporation voted to make a grant to all full-time, non-union employees of the Corporation who have been employed by the Corporation for at least one year, other than John A. Warehime except that if an individual is in the employ of the Corporation or any of its subsidiaries as of October 17, 2003, but has not been employed for at least one year as of October 17, 2003, once the one year employment requirement has been satisfied, the employee will receive stock options, with an option price equal to the appraised fair market value at the time of the option grant. The Board of Directors granted options for 199,450 shares of Class B common stock to the Trust, to eligible non-union full time employees. The 199,450 shares were issued to the Trust.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 6 Capital Stock (Cont’d)

The following summarizes the Company’s capital stock at May 30, 2004 and June 1, 2003:

	May 30, 2004		June 1, 2003

	Issued	Outstanding	Issued	Outstanding

Series A 8 1/4% cumulative convertible preferred stock – $25 Par value, 60,000 shares authorized	14,948	6,228	14,948	6,228

Series B 8 1/4% cumulative convertible preferred stock – $ 25 Par value, 60,000 shares authorized	16,108	8,336	16,108	8,336

Series C 4.4% cumulative convertible preferred stock – $25 par value, 10,000 shares authorized	10,000	10,000	10,000	10,000

Class A nonvoting common stock – $25 par value, 800,000 shares authorized	349,353	287,996	349,353	288,062

Class B voting common stock – $25 par value, 880,000 shares authorized	848,522	781,648	649,072	582,198

At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At May 30, 2004, the outstanding Series A and B Preferred Stock could be converted into 3.83 shares of Class A Common Stock.

Note 7 Related Party Transactions

The Company and its subsidiaries, in the normal course of business, purchase and sell goods and services to related parties. Transactions with related parties are summarized below:

	Year ended	Year ended	Year ended
	May 30,	June 1,	June 2,
	2004	2003	2002

Revenues:
Park 100 Foods, Inc.	$1,321,000	$1,877,000	$1,555,000
Expenditures:
Lippy Brothers, Inc.	1,108,000	1,146,000	1,158,000
Warehime Enterprises, Inc.	4,000	4,000	81,000
John A. and Patricia M. Warehime	45,000	58,000	49,000
Park 100 Foods, Inc.	19,000	12,000	25,000
Schaier Travel	0	3,000	10,000
Accounts receivable:
Park 100 Foods, Inc.	275,000	163,000	164,000
Lippy Brothers, Inc.	0	0	3,000
Accounts payable:
Park 100 Foods	0	7,000	0
Lippy Brothers, Inc.	32,000	0	0

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 7 Related Party Transactions (Cont’d)

Included in other assets is a related party receivable of $1,183,000 in 2004 and $1,030,000 in 2003 related to two split interest life insurance contracts on the life of Patricia M. Warehime.

In connection with the amended complaint filed by Michael A. Warehime versus John A. Warehime (note 10), pursuant to applicable state law, the Company has agreed to pay directly all expenses (including attorney’s fees) and costs in advance of the final disposition of the litigation or any substantially similar or related action, suit, or proceeding. The Company has received an undertaking from John A. Warehime to repay all costs and expenses if it is ultimately determined that he is not entitled to be indemnified by the Company. The amount paid and expensed by the Company under this arrangement for the years ended May 30, 2004, June 1, 2003 and June 2, 2002, was approximately $0, $365, and $65,000, respectively.

A portion of rental expense included in note 5 was paid to Park 100 Foods, Inc. and Warehime Enterprises, Inc. The amounts were $20,000, $14,000, and $15,000, for the years ended May 30, 2004, June 1, 2003, and June 2, 2002, respectively.

During fiscal year 2003, the Corporation via its Guatemalan subsidiary, sold its condominium real estate, located in Naples, Florida to John A. and Patricia M. Warehime for $127,500, which approximates fair value.

Note 8 Benefit Plans

(a)	Defined Contribution Plan

The Company offers a 401(k) plan covering certain of its employees. The Company contributes an amount equal to 100% of each employee’s salary deferral up to 5% of the employee’s annual salary. Effective July 25, 1997, the plan was amended to permit matching contributions to be made in cash and/or securities of the Company (see note 6). The Company’s contribution to the 401(k) plan for the years ended May 30, 2004, June 1, 2003, and June 2, 2002, was $903,000, $694,000, and $759,000, respectively.

(b)	Pension Plan

The Company offers pension benefits to eligible employees who are members of the United Food and Commercial Workers Union 56 at its Vineland NJ plant.

(c)	Postretirement Benefits other than Pensions

Certain employees receive postretirement benefits other than pensions. This plan is currently not funded. The Company accounts for these costs by accruing for them over the employee service period. The status of the plan, based on the most recent measurement dates, is as follows:

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont’d)

	May 30,	June 1,
	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$(7,817,000)	$(4,599,000)
Service cost	(203,000)	(126,000)
Interest cost	(453,000)	(405,000)
Amortization of transition obligation	(73,000)	(73,000)
Plan assumptions	(1,055,000)	(1,790,000)
Change in plan	1,249,000	(1,062,000)
Benefits paid	(300,000)	(238,000)
Other	0	0

Benefit obligation at end of year	(8,052,000)	(7,817,000)

Change in plan assets
Fair value of plan assets at beginning of year	—	—
Contributions	300,000	238,000
Benefits paid	(300,000)	(238,000)

Fair value of plan assets at end of year	—	—

Funded status:
Unrecognized net loss	4,013,000	4,333,000
Unrecognized prior service cost	156,000	173,000
Unrecognized net transition obligation	716,000	789,000

Accrued postretirement benefit cost	$(3,167,000)	$(2,522,000)

A discount rate of 6.00% for May 30, 2004 and 6.25% for June 1, 2003, was used in determining the actuarial present value of the accumulated postretirement benefit obligation.

The cost of postretirement benefits other than pensions consisted of the following components:

	Year ended	Year ended	Year ended
	May 30,	June 1,	June 2,
	2004	2003	2002

Service cost	$126,000	$126,000	$115,000
Interest cost	453,000	405,000	347,000
Amortization of transition obligation	73,000	73,000	73,000
Other amortization and deferral	215,000	147,000	131,000

	$867,000	$751,000	$666,000

The assumed postretirement health care cost trend rates in measuring the accumulated post retirement obligation was as follows:

•	Medical: 6.5% in 2002, decreasing by .5% per year to an ultimate rate of 5.0% in 2005 and later
•	Prescription Drugs: 8.0% in 2002, decreasing by .5% per year to an ultimate rate of 5.0% in 2008 and later
•	Dental: 4.0% in 2002 and later

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont’d)

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of February 29, 2004 by $1,569,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 29, 2004 by $152,000.

(d)	Employment and Deferred Compensation Agreements

On June 12, 1995, the Company entered into a five-year employment agreement with its Chief Executive Officer, John A Warehime, at an annual base salary of $650,000 with such compensation payable retroactively from April 1, 1994 (the “1995 Employment Agreement”). The 1995 Employment Agreement was amended on February 13, 1997 (“Amended Employment Agreement”). The principal terms of Mr. Warehime’s employment arrangements with the Company as amended by the Amended Employment Agreement are set forth below.

The Amended Employment Agreement provides for annual increases (but not decreases) in the employee’s annual salary equal to the greater of 5% of the prior year’s salary or the annual percentage increase in the Consumer Price Index (CPI). Mr. Warehime’s annual base salary for fiscal 2004, 2003 and 2002 was $773,950, $737,000, and $702,000, respectively. Unless terminated by either party, the Amended Employment Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Amended Employment Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Amended Employment Agreement provides for the same payment to the employee (or in the event of the death of the employee, his spouse, or descendants) for one year and thereafter the payment of supplemental pension benefits as described below. In addition, the Amended Employment Agreement provides for the reimbursement by the Company of the employee’s legal and accounting fees up to $75,000 per year and reasonable business expenses incurred by the employee in connection with the business of the Company. The Amended Employment Agreement also provides the employee with various other benefits including the use of an automobile, disability and life insurance, and a club membership.

The annual bonus payable to the employee under the Amended Employment Agreement is equal to $100,000 plus 10% of the Company’s pretax earnings over $5.0 million provided that no annual bonus is payable if pretax earnings of the Company are less than $5.0 million. The Amended Employment Agreement limits salary and the annual bonus payment described above to an aggregate of not more than $1.0 million annually. Annual bonuses can be paid in cash or Class A Common (non-voting) Stock at the option of the employee. For the years ended May 30, 2004, June 1, 2003, and June 2, 2002, the bonus accrued under this agreement was $226,000, $263,000, and $298,000, respectively.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont’d)

The Amended Employment Agreement also provides for the annual payment of a long-term performance bonus based upon the Company’s performance over the prior five-year period as measured by its average sales growth and average increase in operating profits as compared to an industry peer group over the same period. The bonus payable is calculated based upon a formula matrix set forth in the Amended Employment Agreement, with such formula being recommended by an independent management consulting firm retained by the Company and approved by the Compensation Committee of the Board of Directors. For the years ended May 30, 2004, June 1, 2003, and June 2, 2002, the long-term performance bonus accrued under this agreement was $101,000, $169,000, and $157,000, respectively.

The Amended Employment Agreement provides for annual supplemental pension benefits, commencing upon the earlier of (a) five years after termination of the employee (or one year following his death or disability) or (b) the date of retirement, payable during the life of the employee and upon his death for the life of his spouse. Such annual supplemental pension benefits are equal to 60% of average total compensation (including bonuses) over the latest three-year period prior to retirement, assuming retirement at age 65 or later. Supplemental pension benefits are reduced based upon an established formula to the extent the employee retires prior to age 65. The net present value of the cost of providing this future benefit is recognized by the Company over the remaining expected years of service. The expense recognized under this agreement was approximately $1,158,000, $863,000, and $773,000, for the years ended May 30, 2004, June 1, 2003, and June 2, 2002, respectively. The projected benefit obligation was approximately $5,493,000 and $4,447,000, May 30, 2004 and June 1, 2003, respectively.

The Amended Employment Agreement was revised effective as of August 1, 1997 to make certain clarifying changes and to require that bonus payments to Mr. Warehime in any taxable year in excess of $1.0 million would be subject to shareholder approval, which shareholder approval was given on August 14, 1997.

On January 23, 1997, the Company entered into a five-year employment agreement with Gary T. Knisely, Executive Vice President, Secretary, and Counsel of the Company, at an annual salary of $175,000 with such compensation payable retroactively from June 1, 1996 (the “Knisely Agreement”). Unless terminated by either party, the Knisely Agreement automatically renews annually on each anniversary date so that five years always remain on the term of the agreement. The Knisely Agreement provides for annual salary increases (but not decreases) equal to the greater of 5% of the prior year’s salary or the annual percentage increase in the CPI, as well as incentive bonuses and various other benefits. As of May 30, 2004, the aggregate liability of the Company under this agreement for the next five years is estimated to be $1,481,000, excluding annual performance bonuses. In the event the employee is terminated without cause, or in the event the employee terminates his employment after a reduction (without his written consent) of his duties or authority, compensation, or similar events, the Knisely Agreement provides for the payment of the salary and bonus (including all other benefits) over the remaining term of the agreement. In the event of termination due to death or disability, the Knisely Agreement provides for the payment of salary and bonus (including all other benefits) to the employee (or his spouse or other descendants in the event of the employee’s death) for the later of one year from the date of such termination or the death of the employee.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont’d)

The Knisely Agreement also provides for annual supplemental pension benefits equal to 60% of the employee’s average annual compensation (including bonuses but excluding other benefits) over the three most recent fiscal years prior to the employee’s termination if the employee is no longer employed by the Company and the employee has attained the age of 55. Such annual supplemental pension benefits are payable for the remainder of the lifetime of the employee. The net present value of the cost of providing this future pension benefit is recognized by the Company over Mr. Knisely’s expected remaining years of service. The expense recognized for supplemental pension benefits under this agreement was approximately $274,000, $171,000, and $81,000, for the years ended May 30, 2004, June 1, 2003, and June 2, 2002, respectively. The pension liability was approximately $1,191,000 and $593,000 and at May 30, 2004 and June 1, 2003, respectively.

The Company also entered into a change in control severance agreements with several officers and executives which provides for termination compensation if respective individual’s employment is terminated: (i) involuntarily within 24 months of a change in control or (ii) voluntarily, following a reduction in base salary, duties, and responsibilities within 24 months of a change in control. A “change in control” shall be deemed to occur if John A. Warehime ceases to be Chief Executive Officer of the Company or ceases to have the power and authority of the Chief Executive Officer. Pursuant to the terms of this agreement, any payment due thereunder shall be made over a two year period no less frequently than monthly and all payments during any twelve month period shall not in the aggregate exceed the individual’s total cash compensation (salary and bonus) received from the Company during fiscal 2000.

All payments made pursuant to this agreement are subject to the further conditions that: (i) the individual maintain the confidentiality of the Company’s trade secrets, customer lists, and other proprietary information of the Company; (ii) for a period of two years following the termination of the officer, neither the individual or his employer or business associate shall enter into or attempt to enter into any business relationship, solicit for employment or employ any person, employed by the Company or its affiliates at any time within the six months prior to the officer’s termination; and (iii) for a period of two years following the termination, the individual shall not directly or indirectly own, manage, operate, join, or participate in any capacity, any entity which is primarily engaged in a business which competes with any significant business of the Company or its affiliates. If all officers and executives subject to agreements were terminated on May 30, 2004 under circumstances entitling them to severance payments pursuant to the agreements, the aggregate amount due to them under these agreements would be approximately $2,072,000.

(e)	Stock Option Plans

On June 20, 2002, the Corporation’s Board of Directors adopted the 2002 Stock Option Plan. 34,600 shares of the Corporation’s Class B Common Stock, par value $25.00 per share, are authorized for issuance under the 2002 Stock Option Plan, and options to purchase 13,500 shares were granted during fiscal year 2003 with weighted-average exercise price of $110 per share. Options vest at the rate of 12.50% per year beginning June 20, 2004 and June 20 of each following year up to and including June 20, 2011. All officers and key employees of the Corporation and of any present or future parent or subsidiary of the Corporation are eligible to receive options under the 2002 Stock Option Plan, excluding John A. Warehime. No individual may receive options under the 2002 Stock Option Plan for more than 15% of the total number of shares of the Corporation’s Class B Common Stock authorized for issuance under the 2002 Stock Option Plan.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont’d)

On October 17, 2003, the Corporation’s Board of Directors adopted the Hanover Foods Corporation 2003 Stock Option Plan (the “2003 Option Plan”). All full-time employees (excluding employees represented by a collective bargaining agent) of the Corporation and of any present or future parent or subsidiary of the Corporation who have been employed for at least one year, excluding John A. Warehime, are eligible to receive options under the 2003 Option Plan. No individual may receive options under the 2003 Option Plan for more than 5% of the total number of shares of the Corporation’s Class B common stock authorized for issuance under the 2003 Option Plan. 200,000 shares of the Corporation’s Class B common stock, par value $25.00 per share, are authorized for issuance under the 2003 Option Plan. On October 17, 2003, the Board of Directors of the Corporation voted to make a grant to all full-time, non-union employees of the Corporation who have been employed by the Corporation for at least one year, other than John A. Warehime except that if an individual is in the employ of the Corporation or any of its subsidiaries as of October 17, 2003, but has not been employed for at least one year as of October 17, 2003, once the one year employment requirement has been satisfied, the employee will receive stock options, with an option price equal to the appraised fair market value at the time of the option grant. The Board of Directors granted options for 199,450 shares of Class B common stock.

The Stock Option Plan will be administered by the Corporation’s Board of Directors or by an option committee appointed by the Corporation’s Board of Directors. The option committee will consist of a minimum of two and a maximum of five members of the Board of Directors, each of whom will be a “non-employee director” within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

Options issued pursuant to the Stock Option plan may be either incentive stock options or non-qualified stock options. An “incentive stock option” is an option that satisfies all of the requirements of Section 422(b) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, and a “non-qualified stock option” is an option that either does not satisfy all of those requirements of the terms of the option provide that it will not be treated as an incentive stock option. The option price for options issued under the Stock Option Plan will be equal at least to the fair market value of the Corporation’s Class B Common Stock on the date of the grant of the option. Options will not be granted pursuant to the Stock Option Plan until after the expiration of the ten years from June 20, 2002. The number of shares available for award under the Stock Option Plan is subject to adjustment in the event of any change in the outstanding shares of Class B Common Stock as a result of, among other circumstances, a stock dividend, stock split, recapitalization, merger, transfer of assets or reorganization.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefit Plans (Cont’d)

The following summarizes the transaction pursuant to the two plans:

	2004		2003

		Weighted		Weighted
		Average Price		Average Price
	Options	Per Share	Options	Per Share

Options outstanding at beginning of year	13,500	$110.00	0	$0.00
Options issued during year	199,450	$118.00	13,500	$110.00
Options outstanding at end of year	212,950	$117.49	13,500	$110.00
Options exercisable at end of year	0	$117.49	0	$110.00

The following table summaries information for stock options outstanding at May 30, 2004:

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
	Number	Contractual	Average Price	Number	Average Price
Exercise Price	Outstanding	Life	Per Share	Exercisable	Per Share

$110.00	13,500	8	$110.00	0	$110.00
$118.00	199,450	9.42	$118.00	0	$118.00
$110.00-118.00	212,950	9.33	$117.49	0	$117.49

The per share weighted average fair value of stock options granted during 2003 is calculated as $26.23 on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

	2004	2003

Divided yield	1%	1%
Volatility	8.6	8.6%
Risk-free interest rate	3.5%	3.5%
Expected life	9 years	9 years

(f)	Employee Stock Ownership Plan

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

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8 Benefits Plans ( Cont’d)

(g)	Defined Benefit Plan

On April 1, 2004, the Company acquired the assets of Venice Maid Foods. In connection with the acquisition, the Company assumed the existing defined benefit pension plan.

May 30, 2004

Change in benefit obligation
Benefit obligation at beginning of year	$—
Acquisition	3,273

Benefit obligation at end of year	$3,273

Change in plan assets
Fair value of plan assets at beginning of year	$—
Acquisition	2,524

Fair value of plan assets at end of year	2,524

Funded status	(749)

Accrued benefit cost	$(749)

Weighted-average assumptions as of
March 31, 2004
Discount Rate	6.25%
Expected return on plan assets	8.50%
Rate of compensation increase	0%

Note 9 Income Taxes

Total income taxes for the years ended May 30, 2004, June 1, 2003, and June 2, 2002, were attributable to the following:

	May 30,	June 1,	June 2,
	2004	2003	2002

Earnings from operations	$5,586,000	$5,654,000	$5,121,000
Stockholders’ equity for unrealized gains (losses) on securities and minimum pension liability	110,000	(357,000)	(45,000)

	$5,696,000	$5,297,000	$5,076,000

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 Income Taxes (Cont’d)

Income tax expense (benefit) attributable to earnings from operations consists of:

	Current	Deferred	Total

Year ended May 30, 2004
U.S. Federal	$4,240,000	$(169,000)	$4,171,000
State	1,537,000	(22,000)	1,515,000

	$5,777,000	$(191,000)	$5,686,000

Year ended June 1, 2003
U.S. Federal	$5,758,000	$(809,000)	$4,071,000
State	1,049,000	(122,000)	927,000
Foreign	(222,000)	0	(222,000)

	$6,585,000	$(931,000)	$5,586,000

Year Ended June 2, 2002
U.S. Federal	$3,230,000	$385,000	$3,615,000
State	342,000	20,000	362,000
Foreign	1,144,000	0	1,144,000

	$4,716,000	$405,000	$5,121,000

The Guatemala government has granted an income tax exemption to the Company’s subsidiary Mayapac beginning 2001 through 2012.

A reconciliation of the Company’s effective tax rate to the amount computed by applying the federal income tax rate of 35% to earnings before taxes attributable to earnings from operations expressed in percentages, follows:

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 Income Taxes (Cont’d)

	Year Ended	Year Ended	Year Ended
	May 30,	June 1,	June 2,
	2004	2003	2002

Federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes:
State taxes – net of federal tax benefit	5.8	3.9	1.9

Taxes related to foreign subsidiaries	(3.1)	(1.5)	3.3
Other items – net	(4.9)	(0.9)	1.1

Effective income tax rate	32.8%	36.5%	41.3%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at May 30, 2004 and June 1, 2003 follow:

	May 30,	June 1,
	2004	2003
Deferred tax assets:
Inventory costs	$209,000	$243,000
Accrued expenses and other liabilities	3,060,000	2,828,000
Pension and postretirement benefits	1,251,000	1,014,000
Net operating loss carryforwards	145,000	70,000
Minimum pension liability	0	364,000
Other	959,000	546,000

Total gross deferred tax assets	$5,624,000	$5,065,000

Deferred tax liabilities:
Property, plant and equipment	$(6,083,000)	$(6,534,000)
Net unrealized gain on marketable securities	0	(59,000)
Other	(1,572,000)	$(694,000)

Total gross deferred tax liabilities	(7,655,000)	(7,287,000)

Net deferred tax liabilities	$(2,031,000)	$(2,222,000)

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

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 Income Taxes (Cont’d)

The Company has not recognized a deferred tax liability for the undistributed earnings and tax basis differences of its investment in foreign subsidiaries since the earnings and investment are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed. The accumulated amount of such undistributed earnings was approximately $9,035,000 at May 30, 2004.

At May 30, 2004, the Company has net operating loss carryforwards for state income tax purposes of approximately $1,722,000, which are available to offset future state taxable income, if any, through 2020.

Note 10 Commitments and Contingencies

(a) Letter of Credit

As of May 30, 2004, the Company’s wholly-owned reinsurance company had outstanding two letters of credit in the amount of $131,000 and $985,000 as security for the reimbursement of losses arising from the reinsurance assumed by the Company.

(b) Legal Matters

Derivative Action

On September 13, 1996, certain Class A shareholders filed a complaint in equity against six of the Corporation’s directors and the estate of a former director in the Court of Common Pleas of York County, Pennsylvania (the complaint). The suit also names the Corporation as a nominal defendant. The suit sought various forms of relief including, but not limited to, rescission of the board’s April 28, 1995 approval of John A. Warehime’s 1995 Employment Agreement and the board’s February 10, 1995 adjustment of director’s fees. (Since the filing of this lawsuit, John A. Warehime’s 1995 Employment Agreement was amended.) In addition, the plaintiffs sought costs and fees incident to bringing suit. On November 4, 1996, the complaint was amended to add additional plaintiffs. On June 24, 1997, the Court dismissed the amended complaint for failure to make a prior demand. An appeal was filed on the Court’s June 24, 1997 Order. On December 2, 1998, the Superior Court of Pennsylvania held that the derivative plaintiffs had made adequate demand.

On May 12, 1997, a written demand was received by the Corporation from the attorney for those Class A shareholders containing similar allegations and the allegations raised by the Class A common stockholders were investigated by a special independent committee of the Board of Directors and found to be without merit.

The director defendants filed an Answer and New Matter to the amended complaint on March 17, 1999. On September 5, 2001, director defendants filed a Motion to Dismiss the Derivative Action. On September 20, 2001, plaintiffs filed an answer to director defendants’ Motion to Dismiss. On May 17, 2002, the court entered an order denying defendants’ Motion to Dismiss.

On May 14, 2002, Albert Blakey, Esquire, counsel for certain of the derivative plaintiffs filed a Petition for Fees seeking an award of $1,585,716 in attorney’s fees. Defendants filed a response in opposition to the request for fees.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10 Commitments and Contingencies (Cont’d)

On January 29, 2003, Albert Blakey, Esquire, counsel for certain derivative plaintiffs filed a Motion for Reconsideration of the Court’s December 31, 2002 denial of the Petition for Fees. A Response in Opposition to the Motion for Reconsideration of Plantiffs’ Petition for Fees was filed with the Court on February 12, 2003.

Warehime Family Litigation

On February 13, 1997, the Board of Directors proposed an amendment and restatement of the Corporation’s Articles of Incorporation (the “Amended and Restated Articles”) which provides that if all of the following Class B shareholders (or their estates upon the death of such shareholders), Michael A. Warehime, John A. Warehime, Sally W. Yelland, J. William Warehime, and Elizabeth W. Stick (all members of the Warehime family), do not agree in writing to the composition of the Board of Directors or other important matters specified below on or after the 1998 annual shareholders meeting, the trustees of the Corporation’s 401(k) Savings Plan (or a similar employee benefit plan), who qualify as disinterested directors acting as fiduciaries for the employees who participate in the Plan, and the Class A shareholders may become entitled to vote in the manner described in the document.

The Amended and Restated Articles created a Series C Convertible Preferred Stock , which, in case of a dispute among the above mentioned members of the Warehime family on Board of Directors composition or other important matters, would be entitled to 35 votes per shares (a total of 350,000 votes based on 10,000 shares of Series C Convertible Preferred Stock issued to and held by the trustees of the Corporation’s 401(k) Savings Plan); if Series C Convertible Preferred Stock were entitled to vote because of such dispute, each share of Class A Common Stock would be entitled to 1/10th of a vote per share.

The Amended and Restated Articles also classified the terms of the Board of Directors commencing with the election at the 1997 annual shareholders’ meeting and permitted directors to be elected for four-year term as permitted by Pennsylvania law. Pursuant to the Corporation’s Bylaws, as then in effect, nominations for directors must be submitted to the Corporation in the manner prescribed by the Bylaws no later than June 1 of the year in which the meeting is to occur.

On February 21, 1997, Michael A. Warehime, a Class B shareholder, and certain Class A shareholders filed motions for a preliminary injunction against the Corporation, John A. Warehime, in his capacity as voting trustee, and certain directors of the Corporation in the Court of Common Pleas of York County, Pennsylvania against a Proposal of the Board of Directors to amend and restate the Corporation’s Articles of Incorporation in the manner described herein.

The motions for a preliminary injunction were dismissed by the Court on June 24, 1997. The Class B shareholders on June 25, 1997 approved the Amended and Restated Articles (John A. Warehime, being the sole Class B shareholder voting affirmatively in his capacity as voting trustee) and the Amended and Restated Articles became effective June 25, 1997. In August 1997, the Board of Directors proposed a further amendment (the “Amendment”) to the Amended and Restated Articles to expand the definition of “disinterested directors” in the manner described below, and to approve certain performance based compensation for John A. Warehime solely for the purpose of making the Corporation eligible for a federal income tax deduction pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. A special meeting was

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10 Commitments and Contingencies (Cont’d)

scheduled for August 14, 1997 (the “Special Meeting”) to vote on these proposals. On August 8, 1997, Michael A. Warehime filed a motion in the Court of Common Pleas of York County, Pennsylvania to prevent John A. Warehime, in his capacity as voting trustee from voting on these proposals and to enjoin the Amendment. This motion was denied by the Court on August 11, 1997. The Amendment and the proposal under Section 162(m) were approved by Class B shareholders (John A. Warehime was the sole Class B shareholder to vote affirmatively, in his capacity as voting trustee) on August 14, 1997 and the Amendment became effective on August 14, 1997.

Under the Amendment, the definition of “disinterested directors” means a person who, in the opinion of counsel for the Corporation, meets any of the following criteria: (i) disinterested directors as defined in Section 1715(e) of the Pennsylvania Business Corporations Law of 1988, as amended; (ii) persons who are not “interested” directors as defined in Section 1.23 of The American Law Institute “Principles of Corporate Governance: Analysis and Recommendations” (1994); or (iii) persons who qualify as members of the Audit Committee pursuant to Section 303.00 of the New York Stock Exchange’s Listed Company Manual.

Michael A. Warehime filed an appeal from the denial of his motion to enjoin the previously described Amendment to the Corporation’s Amended and Restated Articles. On December 2, 1998, a majority panel of the Superior Court of Pennsylvania issued a decision holding that although John A. Warehime had acted in good faith in voting for the Amendment to the Amended and Restated Articles as trustee of the Warehime voting trust, he had breached his fiduciary duty to the beneficiaries of the Warehime voting trust in voting for the Amendment. On November 29, 1999, the Supreme Court of Pennsylvania granted a petition for allowance of appeal, filed by John A. Warehime, and granted a cross-petition for appeal filed by Michael A. Warehime.

On August 13, 1999, Michael A. Warehime filed a complaint in equity in the Court of Common Pleas of York County, Pennsylvania, naming as defendants Arthur S. Schaier, Cyril T. Noel, Clayton J. Rohrbach, Jr., John A. Warehime, and the Corporation. The complaint sought a court order declaring that the September 1999 election for the Board of Directors of the Corporation be conducted in accordance with the Articles of Incorporation of the Corporation as they existed prior to June 25, 1997, an order declaring that the Series C Convertible Preferred Stock cannot be voted, and an order that the following candidates for the Board of Directors of the Corporation proposed by Michael A. Warehime, Sally Yelland, Elizabeth Stick and J. William Warehime be accepted by the Corporation and listed on the ballot to be distributed at the annual meeting of shareholders of the Corporation to be held on September 16, 1999: Michael A. Warehime, Daniel Meckley, Elizabeth Stick, Sonny Bowman, and John Denton. The basis for the complaint was the December 2, 1998 decision of the Superior Court of Pennsylvania which held that John A. Warehime breached his fiduciary duties in voting for the Amended and Restated Articles as trustee of the Warehime voting trust. The requested relief was denied by the Court of Common Pleas of York County and Michael Warehime appealed to the Superior Court of Pennsylvania.

On September 12, 2000, the Superior Court of Pennsylvania stated, in a Memorandum decision, that the June 25, 1997 shareholder vote, which adopted the Amended and Restated Articles of the Corporation should be set aside, and remanded the case to the Court of Common Pleas of York County to determine what further relief would be appropriate. On remand, the Court of Common Pleas of York County entered an Order on October 10, 2000 declaring that the Amended and Restated Articles of Incorporation were set aside and that an election should be held without the Amended or Restated Articles. On October 11, 2000, the Supreme Court of Pennsylvania entered an Order staying the Order of the Court of Common Pleas of York County.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10 Commitments and Contingencies (Cont’d)

On November 27, 2000, the Supreme Court of Pennsylvania reversed and remanded the Order of the Superior Court issued on December 2, 1998 and, in effect, the Order of the Superior Court issued September 12, 2000. In reversing the Superior Court’s Order, the Supreme Court of Pennsylvania held that John A. Warehime, the trustee of the voting trust, did not breach his fiduciary duties in voting the trust shares in favor of the Amended and Restated Articles of Incorporation. The Supreme Court remanded the case to the Superior Court of Pennsylvania to consider other issues raised by Michael A. Warehime. On September 17, 2002, the Supreme Court of Pennsylvania granted defendant’s petition for Allowance of Appeal.

On May 4, 2001, the Superior Court of Pennsylvania, on remand from the Supreme Court of Pennsylvania to decide several remaining issues, held that the 1997 amendments to the Corporation’s Amended and Restated Articles of Incorporation “violated principles of corporate democracy” and should be invalidated even though the Superior Court found the directors acted in good faith and their actions in approving the amendments did not result in a breach of their fiduciary duties. A petition for allocatur was filed with the Supreme Court of Pennsylvania requesting that the Supreme Court of Pennsylvania review the Superior Court’s May 4, 2001 ruling. On September 17, 2002, the Supreme Court of Pennsylvania granted the petition for allocatur and oral argument was heard in the matter on May 13, 2003.

On December 12, 2002, Michael Warehime filed an Emergency Application for Expedited Relief with the Pennsylvania Supreme Court in the Warehime v. Warehime appeal concerning the election of directors noticed for December 23, 2002. The Pennsylvania Supreme Court denied Michael Warehime’s emergency application on December 20, 2002.

On December 12, 2002, Michael Warehime filed a Motion for Relief under the Warehime v. Schaier caption in the York County Court of Common Pleas. Michael Warehime’s motion requested, inter alia, that Hanover Foods Corporation’s December 23, 2002 election be conducted according to the Articles of Incorporation as they existed prior to June 25, 1997. Following a hearing on December 20, 2002, the York County Court of Common Pleas denied Michael Warehime’s Motion for Relief. On January 17, 2003 Michael Warehime appealed the Court’s denial of his Motion for Relief to the Superior Court of Pennsylvania. Oral argument was heard in this matter before the Superior Court of Pennsylvania on January 13, 2004. On April 22, 2004, the Superior Court of Pennsylvania issued a memorandum reversing the December 22, 2002 decision by the York Court of Common Pleas and remanding for further proceedings.

The Corporation is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Corporation’s consolidated financial position, results of operations or liquidity.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10 Commitments and Contingencies (Cont’d)

(c)	Stock Repurchase Plan

Sixty-six (66) shares of the Company’s Class A Common Stock were repurchased under the plan for the fiscal year ended May 30, 2004. The Company has agreed to purchase the Company’s Class A Common Stock purchased or owned by employees prior to April 20, 1988 at appraised value. This guarantee of repurchase by the Company is for an indefinite period of time. No shares were repurchased under this plan for the year ended June 1, 2003. As of May 30, 2004, there are 8,983 shares outstanding that would be eligible for this plan. The maximum commitment, if requested, for all eligible shares would be approximately $1,051,000 based on the most recent appraised value per share as of March 31, 2004.

(d)	Sales and Lease Agreement

In February 2004, the Company entered into a Lease Agreement and Tomato Paste Purchase Agreement to lease the Colusa plant for three (3) years beginning July 1, 2004 and to purchase 6 million pounds of tomato paste on a cost basis formula from the lessee during the second through sixth year of the agreement The Company expects to use this annual purchase commitment through normal operations.

Note 11 Foreign Operations

The Company’s foreign subsidiary, Mayapac, S.A. produces food products in Guatemala, which are sold to Sunwise Corporation in the United States. The revenues generated by the operations in Guatemala and the assets employed in generating those revenues are as follows:

	May 30,	June 1,	June 2,
	2004	2003	2002

Revenues	$20,539,000	$19,072,000	$18,699,000
Cost of goods sold	18,324,000	16,911,000	15,075,000
Assets	12,459,000	9,964,000	9,092,000

Maya Pac maintains its accounting records in quetzals. For financial reporting purposes the U.S. dollar is considered the functional currency. The financial statements of MAYAPAC, S.A. have been translated to their U.S. dollar equivalents prior to being consolidated. Assets and liabilities have been translated to their U.S. dollar equivalents based on rates of exchange prevailing at the end of the period except for inventories, fixed assets, deferred and prepaid expenses, and other assets, which have been translated at historical rates. Revenue and expense accounts have been translated at average exchange rates during the period except for depreciation of fixed assets, which is based on the historical rate. The aggregate exchange gains and losses arising from the translation of foreign assets and liabilities and from foreign currency transactions are included in income under the caption of Other income – net, and amount to a loss of $115,000, $15,000, and $178,000, or the years ended May 30, 2004, June 1, 2003, and June 2, 2002, respectively. At May 30, 2004 the prevailing exchange rate was Q 8.0 to U.S. $1.00.

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12 Reconciliation of Numerator and Denominator for Basic and Diluted Earnings per Share

	Year Ended	Year ended	Year ended
	May 30, 2004	June 1, 2003	June 2, 2002

Numerator for basic earnings per share:
Net earnings applicable to
Common stock	$11,400,000	$9,833,000	$7,230,000
Effect of dilutive securities:
8 ¼% cumulative convertible
Preferred stock	30,000	30,000	30,000
4.40% cumulative convertible
Preferred stock	11,000	11,000	11,000

Net earnings assuming dilution	$11,441,000	$9,874,000	$7,271,000

Denominator:
Basic weighted-average shares	994,848	720,684	716,191
Effect of dilutive securities:
8 ¼% cumulative convertible
Preferred stock	3,422	3,066	3,386
4.40% cumulative convertible
Preferred stock	10,000	10,000	10,000

Diluted weighted-average shares	1,008,270	733,750	729,577

Basic earnings per share	$11.46	$13.64	$10.10
Diluted earnings per share	11.35	13.46	9.97

Stock options of 13,500 shares in 2002 are not included in the earnings per share computation as their effect would have been anti-dilutive.

Note 13 Statement of Cash Flow Information

	Year Ended	Year Ended	Year Ended
	May 30, 2004	June 3, 2003	June 2, 2002

Supplemental disclosure of cash paid for:
Interest	$2,404,858	$2,874,000	$3,292,000
Income taxes	6,686,000	5,004,000	4,043,000

Back to Contents

QUARTERLY FINANCIAL DATA

Dollars in thousands (except per share)	First quarter	Second Quarter	Third quarter	Fourth quarter

2004
Net sales	$66,900	$84,223	$83,009	$83,896
Gross profit	$9,639	$13,568	$11,443	$12,399
Net earnings	$1,812	$4,306	$2,351	$2,972
Net earnings per common share – Basic	$2.49	$4.43	$2.19	$2.35
Net earnings per common share – Diluted	$2.46	$4.39	$2.17	$2.33
Cash Dividends per common share	$.275	$.275	$.275	$.275

2003
Net sales	$63,427	$79,897	$73,161	$73,826
Gross profit	$10,340	$12,770	$12,504	$10,395
Net earnings	$1,772	$3,682	$2,354	$2,066
Net earnings per common share – Basic	$2.47	$5.12	$3.26	$2.79
Net earnings per common share – Diluted	$2.43	$5.05	$3.22	$2.76
Cash Dividends per common share	$.275	$.275	$.275	$.275

MARKET FOR THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Although the Corporation’s Class B Common Stock is currently quoted on the OTC Bulletin Board under the symbol “HNFSB” and the Corporation’s Class A Common Stock is currently on the OTC Bulletin Board under the symbol “HNFSA” trading in the Class B and Class A Common Stock is very sporadic. As a result of the limited market for Class B and Class A Common Stock, shareholders are cautioned not to place undue reliance on bid prices contained herein as indicators of the true value of the shares of Class B Common and Class A Common Stock.

The following table sets forth the high and low bid prices per share of the Class A Common Stock on a quarterly basis of the past two fiscal years as provided by NASDAQ, as well as dividends paid per share. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Class A Common Stock			Class B Common Stock

Quarter Ended	High	Low	Dividends	High	Low	Dividends

September 1, 2002	$53.00	$51.75	$0.275	—	—	$0.275
December 1, 2002	$50.75	$49.25	$0.275	$25.45	$25.00	$0.275
March 2, 2003	$52.75	$50.00	$0.275	$25.45	$25.00	$0.275
June 1, 2003	$61.00	$54.00	$0.275	$25.50	$25.50	$0.275
August 31, 2003	$70.50	$52.50	$0.275	$27.00	$26.00	$0.275
November 30, 2003	$75.00	$71.70	$0.275	$27.00	$27.00	$0.275
February 29, 2004	$94.00	$76.00	$0.275	$27.00	$27.00	$0.275
May 30, 2004	$95.00	$82.00	$0.275	$27.00	$27.00	$0.275

Class B Common Stock started being listed on the Bulletin Board as of October 3, 2002. Therefore information for the high and low bid prices per shares of Class B Common Stock for the quarter ended December 1, 2002 is available only starting from October 9, 2002.

Back to Contents

As of August 11, 2004, there were 334 record holders of the Class A Common Stock and there were 43 record holders and approximately 495 beneficial holders of Class B Common Stock.

The Company has agreed to purchase the Corporation’s Class A Common Stock purchased or owed by employees prior to April 20, 1988 at appraised value. The appraised value is determined by an independent appraiser on a quarterly basis. This guarantee of purchase is for an indefinite period of time.

Issuer Purchases of Equity Securities

Period	(a) Total number of Shares (or units) Purchased	(b) Average Price Paid per Shares (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs

February 1 – 28, 2004	44	$114/share	None	9,005 shares
April 1 – 30, 2004	22	$114/share	None	8,983 shares

Total	66	$114/share	None	8,983 shares

DIVIDEND POLICY

The Corporation has maintained a policy of paying a quarterly dividend of $0.275 per share for both Class A and Class B Common Stock. The continuing payment by the Corporation of dividends in the future is at the sole discretion of its Board of Directors and will depend, among other things, upon the Corporation’s earnings, its capital requirements and financial condition, restrictive covenants in the Corporation’s credit facilities, as well as other relevant factors.

CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 16, 2003, the audit committee of the Company engaged BDO Seidman, LLP as the Company’s independent auditor to audit the Company’s consolidated financial statements for the year ending May 30, 2004. KPMG LLP who had been engaged by the Company as the independent accountants to audit the Company’s consolidated financial statements was dismissed effective December 16, 2003. The decision to change the Company’s independent accountants from KPMG LLP to BDO Seidman, LLP was approved by the audit committee of the Board of Directors.

The reports of KPMG LLP, on the financial statements of the Company during the two-year period ended June 1, 2003, did not contain an adverse opinion, or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two-year period ended June 1, 2003, and interim period from June 1, 2003 through December 16, 2003, the Company did not have any disagreements with KPMG LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

Back to Contents

ANNUAL AND OTHER REPORTS

The Corporation is required to file an annual report on Form 10-K for its fiscal year ended May 30, 2004 with the Securities and Exchange Commission. Copies of the Form 10-K annual report, including exhibits, and the Corporation’s quarterly reports may be obtained without charge by contacting:

Gary T. Knisely Executive Vice President, Secretary, Counsel Hanover Foods Corporation 1486 York Street P.O. Box 334 Hanover, PA 17331 717-632-6000

OFFICERS AND BOARD OF DIRECTORS

OFFICERS

JOHN A. WAREHIME
Chairman, President & Chief Executive Officer

GARY T. KNISELY, ESQ.	PIETRO D. GIRAFFA, JR.	STEVEN E. ROBERTSON
Chief Financial Officer	Chief Accounting Officer	Treasurer
Executive Vice President	Vice President – Controller
Secretary, Counsel

ALAN T. YOUNG	DANIEL E. SCHUCHART
Senior Vice President- Purchasing and Transportation	Vice President of Sales

BOARD OF DIRECTORS

JOHN A. WAREHIME	ARTHUR S. SCHAIER	JAMES A. WASHBURN
Chairman of the Board	President & Chief Executive Officer	Chief Executive Officer
Hanover Food Corporation	Schaier Nissan, Schaier Honda	Park 100 Foods, Inc., a food
	Long Beach, CA, a retail auto dealership	manufacturing company
Tipton, IN

CLAYTON J. ROHRBACH	T. EDWARD LIPPY	CYRIL T. NOEL
Retired Vice President of Marketing CPC	Vice President	Retired Vice President of Finance
International, a food company	Lippy Brothers, Inc., a farming company	Hanover Foods Corporation
Englewood Cliffs, NJ	Hampstead, MD

JAMES G. STURGILL, CPA, CVA	JENNIFER W. CARTER	T. MICHAEL HAUGH
Managing Partner	Retired Assistant to the Chairman	President
Sturgill & Associates LLP,	Hanover Foods Corporation	Hospitality Management Corporation, a
an accounting firm, Westminster, MD		contract food service company
Abbottstown, PA

EXECUTIVE OFFICES	CERTIFICATE TRANSFER MAIL
1486 York Street, P.O. Box 334, Hanover, PA 17331-0334	MELLON INVESTORS SERVICES, L.L.C.
(717) 632-6000	Securities Transfer Services
P.O. Box 3300
SHAREHOLDER INQUIRIES	South Hackensack, NJ 07606-1910
Shareholder inquiries should be directed to the following offices and addresses.	NOTE: It is recommended that all certificates be sent via registered mail.
All telephone inquiries should be made by using the toll-free
1-800-756-3353.	CERTIFICATE TRANSFERS HAND DELIVERIES
Copies of 10-K report are available upon request.	Mellon Investors Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271
SHAREHOLDER INQUIRIES ADDRESS CHANGES
CONSOLIDATING	CLASS A COMMON STOCK
Hanover Foods Corporation	Class A Common Stock are quoted on the OTC bulletin board
P.O. Box 3316
South Hackensack, NJ 07606-1916	CLASS B COMMON STOCK
www.melloninvestor.com	Class B Common Stock are quoted on the OTC bulletin board.

LOST CERTIFICATES CERTIFICATE	CERTIFIED PUBLIC ACCOUNTANTS
REPLACEMENT	BDO Seidman LLP, Bethesda, Maryland
Mellon Investors Services, L.L.C.
Lost Securities Department	LEGAL COUNSEL
P.O. Box 3317	Blank Rome LLP, Philadelphia, Pennsylvania
South Hackensack, NH 07606-1917