Form 10-K/A, Exhibit 13
period 2004-05-30
HANOVER FOODS CORP /PA/
filed 2004-09-30
CIK 853733

Exhibit 13

2004 Annual Report to Shareholders

Back to Contents

GENERAL OVERVIEW

Hanover Foods Corporation (as used herein the term “Corporation” or “Company” refers to Hanover Foods Corporation and its consolidated subsidiaries) is a vertically integrated processor of food products which operates through seven (7) wholly-owned subsidiaries, Tri-Co. Foods Corp., Consumers Packing Corporation, Spring Glen Fresh Foods, Inc., Hanover Insurance Corporation, Ltd., Nittany Corporation, Bickel’s Snack Foods, Inc. and Aunt Kitty’s Foods, Inc. Tri-Co. Foods Corp. has two (2) wholly-owned subsidiaries: Sunwise Corporation and Mayapac, S.A.

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

The Corporation’s operations are affected by the growing cycle of the vegetables it processes. The Corporation’s business can be positively or negatively affected by weather conditions nationally and the resulting impact on crop yields. Favorable weather conditions can produce high crop yields and an over-supply situation in a given year. This over-supply typically will result in depressed selling prices and reduced profitability to the Corporation on the inventory produced from that year’s crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. This shortage typically will result in higher selling prices and increased profitability to the Corporation. While the national supply situation controls the pricing, the supply can differ regionally because of variations in weather. Because many of the raw materials processed by the Corporation are agricultural crops, production of products using these crops is predominantly seasonal. As a result, the Corporation needs access to working capital financing to meet its production requirements during these periods.

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

Intense competition and continued consolidation in the food processing industry also impact the Corporation’s results of operations. Large nationally recognized competitors with greater resources than the Corporation can reduce profit margins for the Corporation’s products. Consolidation resulting from acquisitions by these large competitors has made it more difficult for the Corporation to increase its market share.

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

The increase volume in prepared and snack foods was principally due to increases in snack foods as well as the acquisition of snack food plant and business of Wege Pretzel Co., Hanover, PA and the fresh prepared food plant acquisition of Sunsprout of Lancaster County, Lancaster, PA made during the third and fourth quarter of fiscal 2004 which accounted for 34% of the total volume increase. The prices for snack foods remained consistent with last fiscal year. The prices for prepared food increased due to larger case sizes sold at higher unit prices at a major customer acquired in May 2003.

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

During fiscal 2004 the adult children of the Corporation’s Chairman, John Warehime, were employed by the Corporation, including Jennifer Carter, a Director of the Corporation, who was employed as Assistant to the Chairman, Jeffrey Warehime, who is employed as Director – Fresh Produce, and Andrew Warehime, who is employed as Special Sales Manager. Jennifer Carter’s husband, Michael Carter, is employed as Director – Retail Branded Sales. Jennifer Carter was and Jeffrey Warehime, Andrew Warehime and Michael Carter are employed by the Corporation at annual salaries of $93,845, $100,857, $63,993, $75,000 respectively. See “Part III — Item 11. Employment Agreements and Change in Control Severance Agreements.” Ms. Carter also receives director compensation customary for the Corporation’s directors which totaled $18,000 during fiscal 2004. See “Part III — Item 10. Directors and Executive Officers of the Corporation — Director Compensation.” On June 20, 2002, each of Jennifer Carter, Jeffrey Warehime, and Andrew Warehime were granted an option to purchase 500 shares of Class B common stock. On October 17, 2003, Jennifer Carter, Jeffrey Warehime and Andrew Warehime were granted an option to purchase 1,500 shares of Class B Common Stock at an exercise price of $118 per share. Michael Carter was granted an option to purchase 750 shares of Class B Common Stock at an exercise price of $118 per share. Andrea Kint, the daughter of Pietro Giraffa, Vice President and Controller of the Corporation, is employed as Assistant Production Manager — Hanover, PA Frozen Operations at an annual salary of $50,923. On October 17, 2003, Andrea Kint was granted an option to purchase 500 shares of Class B Common Stock at an exercise price of $118 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s need for cash fluctuates based upon the seasonal nature of its business. The Corporation’s cash flow requirements increase from June through November of each fiscal year as a result of the purchase of seasonal agricultural crops. The Corporation’s cash flow requirements decline from December through May of each year as the seasonal inventory is sold. The Corporation utilizes lines of credit to fund a portion of its cash requirements during periods of the year when its requirements increase as a result of purchases of raw materials. The Corporation generally repays these lines of credit when it receives funds from the sale of its products.

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

At May 30, 2004, the Corporation had commitments from financial institutions to provide seasonal lines of credit in the amount of $50.0 million. Borrowing is permitted within prescribed parameters in existing debt agreements, which contain certain performance covenants. The term loan agreements with the lenders and seasonal borrowing with financial institutions, contain various restrictive provisions including those relating to mergers and acquisitions, additional borrowing, guarantee of obligations, lease commitments, limitations to declare or pay dividends, repurchase stock, and the maintenance of working capital and certain financial ratios and changes in control. Based on the requirements of the agreements at May 30, 2004, $38,576,000 of retained earnings were restricted from distribution. The Corporation was in compliance with the restrictive provisions in the agreements as of May 30, 2004. See Notes 3 and 4 of the Notes to Consolidated Financial Statements in the Annual Report for additional information regarding the Corporation’s seasonal borrowing with financial institutions and term loan agreements.

A change in control of the Corporation would trigger a repayment obligation with respect to $20.0 million in aggregate principal amount of 7.01% Senior Notes due September 15, 2011 of the Corporation (the “Notes”). In the event of any change of control of the Corporation, the Corporation has an obligation to prepay the Notes in the amount equal to 100% of the outstanding principal amount of the Notes and accrued interest thereon, together with a premium equal to the applicable Make-Whole Amount, as defined in the Note Purchase Agreement. A “change in control” as defined in the Note Purchase Agreement means the date on which (i) John Warehime ceases to hold the positions of Chairman, President and Chief Executive Officer of the Corporation or (ii) Gary T. Knisely ceases to hold the positions of Executive Vice President and Secretary of the Corporation. To the extent a change of control were to occur and the lenders demand repayment of the Notes, the Corporation would be required to obtain an alternative funding source to repay this obligation. While the Corporation currently believes it would be successful in obtaining additional financing, no assurance can be given as to whether the Corporation will be successful in obtaining additional funding sources or if such financing will be on terms and conditions that are acceptable to the Corporation.

The Corporation paid dividends on all classes of capital stock of $763,000 during fiscal 2004 compared to $688,000 in fiscal 2003.

The Corporation believes that it has sufficient working capital and availability from seasonal lines of credit to meet its cash flow needs.

The following table summarizes the Corporation’s contractual obligations and other commitments as of May 30, 2004

		Payment Due by Period

		Less Than					More Than
Contractual Obligation	Total	1 Year	1-3 Years		3-5 Years		5 Years

Short-Term Debt Obligations	$21,609,000	$21,609,000	$-0	-	$-0	-	$-0	-
Long-Term Debt Obligations	25,357,000	4,286,000	8,571,000		5,000,000		7,500,000
Operating Lease Obligations	1,717,000	808,000	825,000		84,000		-0	-
Other Obligations	5,010,000	1,670,000	3,340,000		-0	-	-0	-

Total Contractual Obligations	$53,693,000	$28,373,000	$12,736,000		$5,084,000		$7,500,000

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

Hanover Foods Corporation (the “Company”) is a vertically integrated processor of food products in one industry segment. The Company is involved in the growing, processing, canning, freeze-drying, packaging, marketing, and distribution of its products under its own trademarks as well as other branded, customer, and private labels primarily to the retail, foodservice and industrial customers primarily in the Eastern United States from Maine to Florida. The Company has operations in eleven plants in Pennsylvania, one plant in Delaware, one plant in Maryland, one plant in New Jersey and two plants in Guatemala. The Company’s raw materials are readily available and the Company is not dependent on a single supplier or a few suppliers. Revenue is recognized when title transfers pursuant to shipping terms. Separately billed shipping and handling is included in net sales. Shipping and handling costs are included in cost of goods sold.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which are Consumers Packing Company (T/A Hanover Foods –Lancaster Division), Spring Glen Fresh Foods, Inc., Bickel’s Snack Foods, Inc., Hanover Insurance Company Ltd., Nittany Corporation, Aunt Kitty’s Foods, Inc., Tri-Co Foods Corp. and its subsidiaries – Sunwise Corporation and Mayapac S.A., all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.
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
On June 3, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No.142 “Goodwill and Other Intangible Assets”. In connection with this adoption, the Company performed an initial impairment test of the goodwill and discontinued amortization of goodwill. The initial valuation did not indicate any impairment of the goodwill. Additionally, the SFAS requires the Company to perform an annual impairment test of the goodwill. The Company has chosen March 1 as the date to perform the annual impairment test of goodwill. The March 1 impairment test did not indicate any impairment.
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

The aggregate long-term debt maturities follow:

For the fiscal year ending:

2005	$4,286,000
2006	4,286,000
2007	4,285,000
2008	2,500,000
2009	2,500,000
Thereafter	7,500,000

Total	$25,357,000

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

During fiscal year 2001, the Corporation established an Employee Stock Trust (the “Trust”) to fund future stock related and other obligations of the Corporation’s compensation and benefit plans, including a concurrently established Employee Stock Ownership Plan (“ESOP”). For financial reporting purposes, the Trust is consolidated with the Corporation. On March 1, 2001, the Corporation contributed 142,449 shares of Class B Common Stock to the Trust. Upon contribution, these shares were recorded at a fair value of $117 per share based upon the most recent appraised value of Class B Common Stock as determined by an independent valuation. During the years ended May 30, 2004, June 1, 2003 and June 2, 2002 the Company transferred 1,708, 4,761 and 4,258 shares of Class B Common Stock to the ESOP respectively, which do not include shares issued as a result of the payment of quarterly dividends of $0.275 per share of Class B Common Stock. The shares had a fair market value of approximately $120, $114 and $112 on the respective transfer dates and accordingly, the Company recorded a charge to earnings of approximately $205,000, $544,000 and $480,000 respectively.

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

On October 17, 2003, the Corporation’s Board of Directors adopted the Hanover Foods Corporation 2003 Stock Option Plan (the “2003 Option Plan”). All full-time employees (excluding employees represented by a collective bargaining agent) of the Corporation and of any present or future parent or subsidiary of the Corporation who have been employed for at least one year, excluding John A. Warehime, are eligible to receive options under the 2003 Option Plan. No individual may receive options under the 2003 Option Plan for more than 5% of the total number of shares of the Corporation’s Class B common stock authorized for issuance under the 2003 Option Plan. 200,000 shares of the Corporation’s Class B common stock, par value $25.00 per share, are authorized for issuance under the 2003 Option Plan. On October 17, 2003, the Board of Directors of the Corporation voted to make a grant to all full-time, non-union employees of the Corporation who have been employed by the Corporation for at least one year, other than John A. Warehime except that if an individual is in the employ of the Corporation or any of its subsidiaries as of October 17, 2003, but has not been employed for at least one year as of October 17, 2003, once the one year employment requirement has been satisfied, the employee will receive stock options, with an option price equal to the appraised fair market value at the time of the option grant. The Board of Directors granted options for 199,450 shares of Class B common stock to eligible non-union full time employees. The 199,450 shares were issued to the Trust.

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

At any time, the holders of the Series A and B Cumulative Convertible Preferred Stock have the option to convert their shares to shares of Class A Nonvoting Common Stock based on the book value of the Class A Nonvoting Common Stock at the time of conversion. At May 30, 2004, 5.62 shares of Series A or B Preferred Stock could be converted into one share of Class A Common Stock.

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

The following summarizes the transactions pursuant to the two plans:

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

The per share weighted average fair value of stock options granted during 2004 and 2003 is calculated as $35.27 and $26.23, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

	2004	2003

Divided yield	1%	1%
Volatility	8.6	8.6
Risk-free interest rate	5.45%	3.5%
Expected life	9 years	9 years

(f)	Employee Stock Ownership Plan

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

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9 Income Taxes (Cont’d)

Income tax expense (benefit) attributable to earnings from operations consists of:

	Current	Deferred	Total

Year ended May 30, 2004
U.S. Federal	$4,240,000	$(169,000)	$4,071,000
State	1,537,000	(22,000)	1,515,000

	$5,777,000	$(191,000)	$5,586,000

Year ended June 1, 2003
U.S. Federal	$5,758,000	$(809,000)	$4,949,000
State	1,049,000	(122,000)	927,000
Foreign	(222,000)	0	(222,000)

	$6,585,000	$(931,000)	$5,654,000

Year Ended June 2, 2002
U.S. Federal	$3,230,000	$385,000	$3,615,000
State	342,000	20,000	362,000
Foreign	1,144,000	0	1,144,000

	$4,716,000	$405,000	$5,121,000

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

Back to Contents

HANOVER FOODS CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12 Reconciliation of Numerator and Denominator for Basic and Diluted Earnings per Share

	Year Ended	Year ended	Year ended
	May 30, 2004	June 1, 2003	June 2, 2002

Numerator for basic earnings per share:
Net earnings applicable to
Common stock	$11,400,000	$9,833,000	$7,230,000
Effect of dilutive securities:
8 ¼% cumulative convertible
Preferred stock	30,000	30,000	30,000
4.40% cumulative convertible
Preferred stock	11,000	11,000	11,000

Net earnings assuming dilution	$11,441,000	$9,874,000	$7,271,000

Denominator:
Basic weighted-average shares	724,186	720,684	716,191
Effect of dilutive securities:
8 ¼% cumulative convertible
Preferred stock	3,422	3,066	3,386
4.40% cumulative convertible
Preferred stock	10,000	10,000	10,000

Diluted weighted-average shares	737,608	733,750	729,577

Basic earnings per share	$15.74	$13.64	$10.10
Diluted earnings per share	15.51	13.46	9.97

Stock options of 199,450 and 13,500 shares in 2004 and 2003, respectively, are not included in the earnings per share computation as their effect would have been anti-dilutive. Shares held in the Employee Stock Trust are not considered to be outstanding for the purposes of the calculation of earnings per share.

Note 13 Statement of Cash Flow Information

	Year Ended	Year Ended	Year Ended
	May 30, 2004	June 3, 2003	June 2, 2002

Supplemental disclosure of cash paid for:
Interest	$2,404,858	$2,874,000	$3,292,000
Income taxes	6,686,000	5,004,000	4,043,000

Back to Contents

QUARTERLY FINANCIAL DATA

Dollars in thousands (except per share)	First quarter	Second Quarter	Third quarter	Fourth quarter

2004
Net sales	$66,900	$84,223	$83,009	$83,896
Gross profit	$9,639	$13,568	$11,443	$12,399
Net earnings	$1,812	$4,306	$2,351	$2,972
Net earnings per common share – Basic	$2.49	$5.95	$3.25	$4.25
Net earnings per common share – Diluted	$2.46	$5.91	$3.23	$3.91
Cash Dividends per common share	$.275	$.275	$.275	$.275

2003
Net sales	$63,427	$79,897	$73,161	$73,826
Gross profit	$10,340	$12,770	$12,504	$10,395
Net earnings	$1,772	$3,682	$2,354	$2,066
Net earnings per common share – Basic	$2.47	$5.12	$3.26	$2.79
Net earnings per common share – Diluted	$2.43	$5.05	$3.22	$2.76
Cash Dividends per common share	$.275	$.275	$.275	$.275

MARKET FOR THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Although the Corporation’s Class B Common Stock is currently quoted on the OTC Bulletin Board under the symbol “HNFSB” and the Corporation’s Class A Common Stock is currently quoted on the OTC Bulletin Board under the symbol “HNFSA,” trading in the Class B and Class A Common Stock is very sporadic. As a result of the limited market for Class B and Class A Common Stock, shareholders are cautioned not to place undue reliance on bid prices contained herein as indicators of the true value of the shares of Class B and Class A Common Stock.

The following table sets forth the high and low bid prices per share of the Class A and Class B Common Stock on a quarterly basis of the past two fiscal years as provided by NASDAQ, as well as dividends paid per share. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

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

Class B Common Stock started being quoted on the OTC Bulletin Board as of October 9, 2002. Therefore information for the high and low bid prices per share of Class B Common Stock for the quarter ended December 1, 2002 is available only starting from October 9, 2002.

Back to Contents

As of August 11, 2004, there were 334 record holders of the Class A Common Stock and there were 43 record holders of Class B Common Stock.

Issuer Purchases of Equity Securities

Period	Total number of Shares (or units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs

February 1 – 29, 2004	44	$114/share	44	9,005 shares
April 1 – 30, 2004	22	$114/share	22	8,983 shares

Total	66	$114/share	66	8,983 shares

(1)	In 1988, the Company publicly announced its plan to purchase the Company’s Class A Common Stock purchased or owed by employees prior to April 20, 1988 at appraised value available at the time of repurchase. The appraised value is determined by an independent appraiser on a quarterly basis. This guarantee of purchase is for an indefinite period of time.

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

Gary T. Knisely Executive Vice President, Secretary, Counsel Hanover Foods Corporation 1486 York Street P.O. Box 334 Hanover, PA 17331 717-632-6000

OFFICERS AND BOARD OF DIRECTORS

OFFICERS

JOHN A. WAREHIME
Chairman, President & Chief Executive Officer

GARY T. KNISELY, ESQ.	PIETRO D. GIRAFFA, JR.	STEVEN E. ROBERTSON
Chief Financial Officer	Chief Accounting Officer	Treasurer
Executive Vice President	Vice President – Controller
Secretary, Counsel

ALAN T. YOUNG	DANIEL E. SCHUCHART
Senior Vice President- Purchasing and Transportation	Vice President of Sales

BOARD OF DIRECTORS

JOHN A. WAREHIME	ARTHUR S. SCHAIER	JAMES A. WASHBURN
Chairman of the Board	President & Chief Executive Officer	Chief Executive Officer
Hanover Food Corporation	Schaier Nissan, Schaier Honda	Park 100 Foods, Inc., a food
	Long Beach, CA, a retail auto dealership	manufacturing company
Tipton, IN

CLAYTON J. ROHRBACH	T. EDWARD LIPPY	CYRIL T. NOEL
Retired Vice President of Marketing CPC	Vice President	Retired Vice President of Finance
International, a food company	Lippy Brothers, Inc., a farming company	Hanover Foods Corporation
Englewood Cliffs, NJ	Hampstead, MD

JAMES G. STURGILL, CPA, CVA	JENNIFER W. CARTER	T. MICHAEL HAUGH
Managing Partner	Retired Assistant to the Chairman	President
Sturgill & Associates LLP,	Hanover Foods Corporation	Hospitality Management Corporation, a
an accounting firm, Westminster, MD		contract food service company
Abbottstown, PA

EXECUTIVE OFFICES	CERTIFICATE TRANSFER MAIL
1486 York Street, P.O. Box 334, Hanover, PA 17331-0334	MELLON INVESTORS SERVICES, L.L.C.
(717) 632-6000	Securities Transfer Services
P.O. Box 3300
SHAREHOLDER INQUIRIES	South Hackensack, NJ 07606-1910
Shareholder inquiries should be directed to the following offices and addresses.	NOTE: It is recommended that all certificates be sent via registered mail.
All telephone inquiries should be made by using the toll-free
1-800-756-3353.	CERTIFICATE TRANSFERS HAND DELIVERIES
Copies of 10-K report are available upon request.	Mellon Investors Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271
SHAREHOLDER INQUIRIES ADDRESS CHANGES
CONSOLIDATING	CLASS A COMMON STOCK
Hanover Foods Corporation	Class A Common Stock is quoted on the OTC bulletin board.
P.O. Box 3316
South Hackensack, NJ 07606-1916	CLASS B COMMON STOCK
www.melloninvestor.com	Class B Common Stock is quoted on the OTC bulletin board.

LOST CERTIFICATES CERTIFICATE	CERTIFIED PUBLIC ACCOUNTANTS
REPLACEMENT	BDO Seidman LLP, Bethesda, Maryland
Mellon Investors Services, L.L.C.
Lost Securities Department	LEGAL COUNSEL
P.O. Box 3317	Blank Rome LLP, Philadelphia, Pennsylvania
South Hackensack, NH 07606-1917